05012779

HYPOTHEKENBANK IN ESSEN AG

RECEIVED

2005 NOV 22 P 4:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	17.11.05

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed the Interim Report as of September 30, 2005 (German version), the Press Release of Hypothekenbank in Essen AG concerning the Interim Report as of September 30, 2005 (German and English version), Essen Hyp's website as of October 31, 2005 (English version), the Press Release of Hypothekenbank in Essen AG as of November 2, 2005 (German and English version) and the Press Release of Hypothekenbank in Essen AG as of November 3, 2005 (German and English version) .

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

4/23

HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG; 2. November 2005

Zins-Experten treffen sich bei der Essen Hyp
Erste EZB-Zinserhöhung für das 2. Quartal 2006 erwartet

Zum mittlerweile 23. Mal trafen sich bei der Essen Hyp namhafte Volkswirte und Kapitalmarktexperten aus dem gesamten Bundesgebiet zur Diskussion des globalen Zinsausblickes. Den Gastvortrag hielt dieses Mal der Nationalökonom Albrecht Müller, Ende der sechziger Jahre Redenschreiber von Bundeswirtschaftsminister Karl Schiller und später Leiter der Planungsabteilung im Bundeskanzleramt bei Willy Brandt und Helmut Schmidt. Einer breiteren Öffentlichkeit ist Albrecht Müller durch sein Buch „Die Reformlüge" bekannt geworden, in welchem er sich gegen die in Deutschland weit verbreitete Schwarzmalerei wendet und Argumente gegen das ständige Fordern nach harten Reformschritten aufzeigt.

Albrecht Müller widersprach in seinem Vortrag zum Thema „Die Reformlüge? Zur Modernisierungs- und Reformdiskussion" der weitverbreiteten Behauptung, die Konjunkturprogramme in den siebziger Jahren hätten nur konjunkturelle Strohfeuer entfacht und verweist dabei auf die damaligen hohen Wachstumsraten in Deutschland. Das geringe Wachstum seit den neunziger Jahren führt Albrecht Müller in erster Linie auf eine verfehlte Makropolitik zurück. Er beklagt, dass die aktuelle Wirtschaftspolitik, anstatt für positive Erwartungen zu sorgen, die ohnehin am Boden liegende Inlandsnachfrage durch die geplante Mehrwertsteuererhöhung zusätzlich belasten wird.

Die unorthodoxen Thesen von Albrecht Müller stießen teilweise auf heftigen Widerspruch unter den Zinsrundenteilnehmern, so dass sich nach einer lebhaft geführten Diskussion die Gemüter beim anschließenden Gänseessen mit Maronen und Bratapfel und ungarischem Rotwein beruhigen konnten.

Die abschließende Umfrage unter den Zinsrundenteilnehmern ergab, dass mehrheitlich im zweiten Quartal 2006 mit einer ersten Leitzinserhöhung der Europäischen Zentralbank gerechnet wird. Nach Ansicht eines Experten ist aber auch eine EZB-Leitzinssenkung noch nicht vom Tisch. Für die Renditen von 10-jährigen Pfandbriefen erwarten die Zinsexperten nur einen geringfügigen Anstieg.

HYPOTHEKENBANK IN ESSEN AG

Ansprechpartner für weitere Informationen (Teilnehmerliste, Präsentation):

Hypothekenbank in Essen AG

Dirk Chlench

Research

Tel: 0201/8135 442

Fax: 0201/8135 142

E-Mail: dirk.chlench@essenhyp.com



(von links nach rechts): Michael Fröhner, Mitglied des Vorstandes Essen Hyp, Albrecht Müller, Publizist und Raimund Bitter, stv. Bereichsleiter Essen Hyp



(von links nach rechts): Patrick Braemer, Portfolio-Manager Gallinat-Bank, Eugen Keller, Investment-Stratege Metzler Asset Management und Dirk Chlench, Chefvolkswirt Essen Hyp



(von links nach rechts): Matthias Preller, Leiter Fixed Income Sales Landesbank Rheinland-Pfalz und Thomas Hueck, Volkswirt Robert Bosch GmbH

HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG as of November 2, 2005

Interest Rate Experts Meet at Essen Hyp
First ECB Rate Hike Forecasted for Q2 2006

For the 23rd time already, well-known economists and capital market experts from all over Germany met at Essen Hyp to share their views about the worldwide interest rate outlook. This time, the guest speech was held by the economist Albrecht Müller. At the end of the 1960s, Albrecht Müller was the ghost writer of the former German Minister of the Economy, Karl Schiller, before becoming Head of the Planning Department of the German Chancellery under the former Chancellors Willy Brandt and Helmut Schmidt. Albrecht Müller became known to the public through his book *"Die Reformlüge"* (Reform Lies), published in 2004. In this book, Müller not only criticizes the widespread pessimism in Germany, but he also argues against the never ending calls for fundamental reforms.

In his speech dealing with "Reform lies? Views on the current debate about modernization and reforms" Albrecht Müller disagreed with the widespread notion that the economic growth programs launched in the 1970s were just a flash in the pan. He argued that economic growth in Germany was strong at that time. According to Albrecht Müller, Germany's weak economic performance since the 1990s is above all due to a failed macroeconomic policy. He regrets that current economic policy, and, in particular, the intended VAT hike, will deal a further blow to the already ailing domestic demand instead of generating positive expectations.

The rather unorthodox ideas of Albrecht Müller met with strong opposition from parts of the audience. However, at the end of a lively debate, joint dinner (goose, baked apples and chestnuts accompanied by Hungarian red wine) helped to smooth ruffled feathers.

The subsequent poll of the meeting participants revealed that the majority expects the first ECB interest rate hike during the second quarter of 2006. However, one of the participants even held the view that an ECB rate cut is still on the cards. According to the interest rate experts, 10-year Pfandbrief yields will only pick up marginally.

Your contact for additional information, including the list of participants or a copy of the presentation:

Hypothekenbank in Essen AG
Dirk Chlench
Research
Phone: +49 201 8135-442
Fax: +49 201 8135-142
E-mail: dirk.chlench@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG; 3.11.2005

FitchRatings stuft das Institutsrating der Essen Hyp von A- auf A

Passend zu der erneut positiven Geschäfts- und Ertragsentwicklung im dritten Quartal 2005 hat die internationale Ratingagentur FitchRatings die Essen Hyp heute von A- auf A (long term) und von F2 auf F1 (short term) mit stabilem Ausblick heraufgestuft.

Das Upgrade reflektiert die nachhaltige Profitabilität der Essen Hyp, das erfolgreiche Risikomanagement und die dynamische Geschäftsstrategie.
Neben der Fokussierung auf das risikoarme Staatskreditgeschäft, setzt die Essen Hyp aus Gründen der Risikodiversifizierung und zur Steigerung der Ertragskraft auch auf die Immobilienfinanzierung.

Das AAA-Rating für die Öffentlichen Pfandbriefe als auch für die Hypothekenpfandbriefe wurde bestätigt.
Diese beiden Ratings verdeutlichen einmal mehr die Qualität der Deckungsstöcke der Essen Hyp.
Das Individualrating lautet weiterhin auf B/C, das Supportrating auf 2.

Ansprechpartnerin für weitere Informationen:
Hypothekenbank in Essen AG
Dr. Kerstin Kipper
Corporate Communications
Tel: 0201/8135 626
Fax: 0201/8135 135
E-Mail: kerstin.buetefuehr@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Press release of Hypothekenbank in Essen AG as of November 3, 2005

FitchRatings upgrades Essen Hyp rating from A- to A

In line with Essen Hyp's satisfactory business and earnings development in the third quarter of 2005, the international rating agency FitchRatings today upgraded the bank's credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.

This rating upgrade reflects Essen Hyp's consistent profitability, as well as its strong risk management and dynamic business strategy.

While Essen Hyp remains focused on low-risk public-sector finance, it is increasing mortgage lending to diversify risk and raise profitability.

At the same time, FitchRatings affirmed the AAA rating for Essen Hyp's public-sector and mortgage Pfandbriefe. These two ratings clearly prove the quality of Essen Hyp's cover pools.

The agency also affirmed the individual rating at B/C and the support rating at 2.

Your contact for additional information

Hypothekenbank in Essen AG

Dr. Kerstin Kipper

Corporate Communications

Phone: +49 201 8135 626

Fax: +49 201 8135 135

E-mail: kerstin.kipper@essenhyp.com

Pressemitteilung der Hypothekenbank in Essen AG zum Zwischenbericht per 30. September 2005

- **Zinsüberschuss überspringt im laufenden Geschäftsjahr unterjährig erstmalig die € 200 Mio.-Hürde.**
- **Betriebsergebnis mit € 124,5 Mio. bestes 9-Monatsergebnis der Essen Hyp.**
- **Essen Hyp auf Schlagdistanz zum geplanten Nachsteuer-RoE von 15%.**
- **Staatskreditneugeschäft um 44% auf € 17,8 Mrd. gesteigert.**
- **Refinanzierung erreicht die Marke von € 30 Mrd.**

Geschäfts- und Ertragsentwicklung der Essen Hyp erneut positiv

„Die Essen Hyp kann auch zum Ende des dritten Quartals des laufenden Geschäftsjahres eine konstant positive Geschäfts- und Ertragsentwicklung verzeichnen", kommentierte Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp, das Quartalsergebnis zum 30. September 2005. „Für das Gesamtjahr sind wir nach dem Verlauf der vergangenen drei Quartale zuversichtlich, die bilanzielle Eigenkapitalrendite nach Steuern von 14,3% im Vorjahr auf 15% steigern zu können", so Schulte-Kemper.

Erfolgsrechnung

Die Zuversicht nährt sich laut Schulte-Kemper besonders aus der erfreulichen Entwicklung der Erträge. Mit einem Zinsüberschuss in Höhe von € 200,2 Mio. wird der Vorjahreswert (€ 164,8 Mio.[1]) um 21,5% übertroffen. Erstmalig konnte die Essen Hyp unterjährig die € 200 Mio.-Hürde nehmen. Die positive Entwicklung ist im Wesentlichen auf die Erträge aus den um rund € 7,3 Mrd. gewachsenen Beständen an Kommunalkrediten, Schuldverschreibungen und anderen festverzinslichen Wertpapieren zurückzuführen.

---

[1] Vorjahreszahlen angepasst an folgende Ausweisänderungen seit 01.01.2005:
- Kursgewinne und -verluste aus Schuldscheindarlehen werden im Rahmen der Überkreuzkompensation im Saldo Risikovorsorge ausgewiesen (früher: Zinsüberschuss)
- Kosten der ausgelagerten Bearbeitung und Verwaltung des Retailgeschäfts sowie Erträge aus EDV-Dienstleistungen werden in den anderen Verwaltungsaufwendungen verbucht (früher: Saldo sonstige betriebliche Erträge und Aufwendungen)

Das Provisionsergebnis konnte ebenfalls um € 2,4 Mio. von € -6,9 Mio. auf € -4,5 Mio. verbessert werden. Hauptgrund waren verringerte Provisionsaufwendungen für die Zuführung von Immobilienfinanzierungen im Retailgeschäft. „Insgesamt können wir einen Zins- und Provisionsüberschuss von € 195,7 Mio. ausweisen, ein Anstieg von € 37, 8 Mio. gegenüber dem Vorjahreswert (€ 157,9 Mio.), erläuterte Schulte-Kemper.

Der Zuwachs der Verwaltungsaufwendungen von € 1,9 Mio. auf € 24,6 Mio. (€ 22,7 Mio.) erklärt sich im Wesentlichen aus Basel-II-induzierten zusätzlichen Personalaufwendungen sowie aus gestiegenen Sachaufwendungen für Roadshows und die 4. Internationale Kapitalmarktkonferenz im Juni des Jahres. „Die Kosten der Kapitalmarktkonferenz haben wir nicht abgegrenzt, sondern zum 30.09. voll verbucht. Die unterjährige Cost Income Ratio mit nur 12,6% belegt, dass unsere Effizienz auch durch große Investor Relations Maßnahmen nicht leidet“, so Schulte-Kemper.

Die Risikovorsorge erhöhte sich von € -22,0 Mio. auf € -49,4 Mio. Dies ist im Wesentlichen auf den geänderten Ausweis (vgl. Fußnote) zurückzuführen. Die Risikovorsorge beinhaltet neben den planmäßigen, unter anteiligem Vorjahresniveau liegenden Zuführungen zur Kreditrisikovorsorge sämtliche Aufwendungen und Erträge aus der Überkreuzkompensation gemäß § 340 f Abs. 3 HGB, die durch eine Erhöhung des negativen Saldos im Wertpapiergeschäft belastet wurde.

In den ersten drei Quartalen verbesserte sich das Betriebsergebnis um 9,4 % von € 113,8 Mio. auf € 124,5 Mio. „Damit“, ergänzte Schulte-Kemper, „liegen wir mit der diesjährigen Ertragsentwicklung voll im Plan“.

Geschäftsfeld Staatskredit

Das Staatskreditneugeschäft konnte von € 12,4 Mrd. im Vorjahr um 44% auf € 17,8 Mrd. ausgebaut werden. Dabei entfielen 97 % oder € 17,3 Mrd. (€ 10,2 Mrd.) auf deckungsfähige Darlehen und Wertpapiere. Der Wegfall der 10%-Grenze bei Adressen der EU-Staaten führte zu einem kräftigen Ausbau des Deckungsgeschäfts im Ausland um rund 160 % auf € 6,8 Mrd. (€ 2,6 Mrd.). „Insbesondere aus Gründen der Risikodiversifikation sind wir bemüht, das ausländische Staatskreditgeschäft auch zukünftig zu forcieren“, kommentierte Schulte-Kemper. Unter Einbeziehung der nicht deckungsfähigen Ausleihungen erhöhten sich die Zusagen an ausländische Schuldner auf € 7,2 Mrd. (€ 4,4 Mrd.). Schwerpunkte des ausländischen Staatskreditgeschäfts sind die Länder Spanien mit € 1,2 Mrd. (€ 0,3 Mrd.), Italien mit € 1,1 Mrd. (€ 1,2 Mrd.) sowie Portugal mit € 0,8 Mrd. (€ 0,1 Mrd.).

Außerhalb der Deckung wurden fremde Wertpapiere in Höhe von € 0,5 Mrd. (€ 2,1 Mrd.) in die Bücher genommen.

Geschäftsfeld Immobilienfinanzierung

Im zweiten operativen Hauptgeschäft der Essener, der in- und ausländischen Immobilienfinanzierung, konnte der Vorjahreswert nach Außerachtlassung eines Sondereffekts auch im laufenden Geschäftsjahr erreicht werden. Per 30.09. d. J. wurde ein Volumen von rund € 0,9 Mrd. neu zugesagt. Das Neugeschäftsvolumen des Vorjahres in Höhe von € 1,8 Mrd. war wesentlich durch den Ankauf eines Retail-Portfolios (€ 0,9 Mrd.) beeinflusst.

„Im Berichtszeitraum haben wir lediglich € 0,2 Mrd. an inländischen wohnwirtschaftlichen Beleihungen ausgereicht, nach € 1,4 Mrd. im Vorjahr", erläuterte der Vorstandsvorsitzende. „Um unser Retailgeschäft zu forcieren, haben wir Anfang Oktober zusammen mit der Commerzbank AG ein Sonderkontingent für eigengenutzten Wohnraum mit einem Volumen von € 350 Mio. zu attraktiven Konditionen aufgelegt. Damit soll der allgemeinen Zurückhaltung der Bevölkerung beim Erwerb von Immobilieneigentum begegnet werden", so Schulte-Kemper.

Ein deutlicher Anstieg konnte dagegen bei den gewerblichen Immobilienfinanzierungen realisiert werden. So stieg das neu zugesagte Volumen im In- und Ausland von € 0,4 Mrd. auf € 0,7 Mrd.

Schwerpunkte des Engagements der Essen Hyp bei gewerblichen Beleihungen waren Büro- und Verwaltungsgebäude, Handels- und Kaufstätten sowie Logistikimmobilien.

Zu dem Wachstum trugen gewerbliche Finanzierungen im Ausland mit Neuabschlüssen in Höhe von € 0,4 Mrd. (€ 0,2 Mrd.) bei. Schwerpunkte bildeten Großbritannien mit € 0,2 Mrd., gefolgt von Frankreich mit rund € 0,1 Mrd. sowie kleineren Abschnitten in Spanien, Polen und in den Vereinigten Staaten.

Refinanzierung und Bilanzsumme

Die Essen Hyp hat im Berichtszeitraum insgesamt € 30,0 Mrd. (€ 21,4 Mrd.) an Refinanzierungsmitteln aufgenommen. Von diesem Neugeschäft entfielen auf öffentliche Pfandbriefe € 16,7 Mrd. (€ 11,8 Mrd.) sowie € 0,8 Mrd. (€ 0,9 Mrd.) auf Hypothekenpfandbriefe. Im September haben die Essener einen weiteren Jumbo mit einem Volumen von € 1,0 Mrd. begeben. Der Verkauf erfolgte über Banken aus dem Sparkassen- und Genossenschaftsbankensektor. Über ungedeckte Schuldverschreibungen wurden Gelder in Höhe von € 12,5 Mrd. (€ 8,7

Mrd.) aufgenommen, hauptsächlich über das Debt Issuance Program und das Commercial Paper Program.

Die Bilanzsumme hat sich zum 30. September auf € 86,3 Mrd. (€ 79,5 Mrd.) kräftig erhöht. Wesentlicher Treiber für eine deutliche Ausweitung der Geschäftstätigkeit sowohl auf der Aktiv- als auch auf der Passivseite waren beflügelnde Änderungen des seit Mitte des Jahres geltenden Pfandbriefgesetzes, insbesondere der Wegfall der so genannten Umlaufgrenze. Das Hypothekenbankgesetz sah vor, dass das Volumen umlaufender Pfandbriefe das 60fache des haftenden Eigenkapitals eines Institutes nicht überschreiten durfte. Mit dem Inkrafttreten des neuen Pfandbriefgesetzes ist diese Grenze für das Volumen umlaufender Pfandbriefe entfallen. Für eine begrenzende Koppelung des Emissionsvolumens an das haftende Eigenkapital eines Instituts besteht kein Bedürfnis, weil die Besicherung der Pfandbriefgläubiger durch den Deckungsstock erfolgt. Der Gesetzgeber hat deshalb das Volumen der Pfandbriefe ausschließlich an das Volumen des besichernden Deckungsstocks geknüpft. Mit dem Wegfall dieses wachstumshemmenden Regulativs in Kombination mit den hervorragenden Kapitalmarktbedingungen für die Essen Hyp konnten die Aktivitäten im Kapitalmarktgeschäft entsprechend ausgebaut werden.

Kennzahlen der Hypothekenbank in Essen AG per 30.09.2005

	30.09.2005 in Mio. €	30.09.2004 in Mio. €	Veränderung
Aktivneugeschäft			
Staatskredite und fremde Wertpapiere	17.814,3	12.374,0	44,0%
Hypothekendarlehen	850,1	1.820,9	-53,3%
Passivneugeschäft			
Pfandbriefe	17.479,2	12.622,4	38,5%
Sonstige Schuldverschreibungen	12.499,7	8.728,4	43,2%
GuV Rechnung			
Zins- und Provisionsüberschuss	195,7	157,9	23,9%
Verwaltungsaufwendungen	24,6	22,7	8,4%
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	1,0	0,6	66,7%
Betriebsergebnis vor Risikovorsorge	172,1	135,8	26,7%
Risikovorsorge	-49,4	-22,0	124,5%
Betriebsergebnis	124,5	113,8	9,4%

	30.09.2005 in Mio. €	31.12.2004 in Mio. €	Veränderung
Zahlen aus der Bilanz			
Bilanzsumme	86.288,8	79.460,7	8,6%
Forderungen			
Hypothekenkredite	7.100,0	7.257,9	-2,2%
Kommunalkredite	35.636,5	33.101,9	7,7%
Fremde Wertpapiere	35.307,8	30.588,4	15,4%
Verbindlichkeiten			
Hypothekenpfandbriefe	4.644,9	4.172,9	11,3%
Öffentliche Pfandbriefe	57.459,9	52.571,4	9,3%
Eigenkapitalkomponenten			
Gezeichnetes Kapital	314,0	269,3	16,6%
Rücklagen	384,7	384,6	0,0%
Genussrechte	313,9	319,0	-1,6%
Nachrangige Verbindlichkeiten	341,3	357,7	-4,6%

Vorjahreszahlen angepasst an folgende Ausweisänderungen seit 01.01.2005:

- Kursgewinne und -verluste aus Schuldscheindarlehen werden im Rahmen der Überkreuzkompensation im Saldo Risikovorsorge ausgewiesen (früher: Zinsüberschuss)
- Kosten der ausgelagerten Bearbeitung und Verwaltung des Retailgeschäfts sowie Erträge aus EDV-Dienstleistungen werden in den anderen Verwaltungsaufwendungen verbucht (früher: Saldo sonstige betriebliche Erträge und Aufwendungen)

Press release of Hypothekenbank in Essen AG

concerning the Interim Report as of September 30, 2005

- **Net interest income from current operations for the first time above the €200m mark in the current financial year**
- **At €124.5m, Essen Hyp posts the best 9-month operating result in its company history**
- **Essen Hyp about to reach the target RoE after tax of 15%**
- **44% increase in new public-sector loans to €17.8bn**
- **Total funding at some €30bn**

Essen Hyp's business and earnings performance once again satisfactory

"At the end of the third quarter of the current financial year, Essen Hyp can once again look back on a satisfactory business and earnings performance," reported Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, when presenting the bank's business results as of September 30, 2005. "Taking into account the bank's performance in the past three quarters, we are confident of increasing our return on equity after tax from 14.3% as at year-end 2004 to 15%", Mr. Schulte-Kemper added.

Profit and loss account

The main reason for this optimistic outlook is the increase in interest income. Net interest income came to €200.2m, a 21.5% increase compared to the €164.8m[1] reported in the previous year. Accordingly, Essen Hyp's net interest income after three quarters for the first time exceeded the €200m mark. This favorable development can mainly be ascribed to additional income from Essen Hyp's portfolio of public-sector loans, bonds and other fixed income securities which grew by some €7.3bn.

Net commission income, too, improved by €2.4m from €-6.9m to €-4.5m. This can above all be explained by a cutback in commission expenses due to a decrease in brokers' fees in the

---

[1] The previous year's figures were adjusted to the following changes made in the presentation of the bank's business results, which took effect on January 1, 2005:
- Price gains and losses from notes are reported in the net provision for possible loan losses by means of cross-compensation (previously: net interest income).
- Costs relating to the outsourcing of the administration of home loans, as well as income from EDP services are reported in the other administrative expenses (previously: net other operating income and expenses).

home loan segment. "As a result net interest and commission income grew to €195.7m, an increase of €37.8m compared to the €157.9m posted in the previous year," Mr. Schulte-Kemper reported.

The €1.9m increase in general operating expenses to €24.6m (€22.7m) was mainly caused by higher personnel costs due to the implementation of Basel II, as well as by an increase in other administrative expenses for Essen Hyp's investor roadshows and the 4th International Capital Market Conference which took place in June. "Expenses relating to the Capital Market Conference have been fully recognized in the current accounting period and are thus included in our 9-month business results. Consequently, our cost income ratio of 12.6% as of September 30, 2005 shows that the bank's cost efficiency is not impaired by major investor relations activities," Mr. Schulte-Kemper explained.

Provision for possible loan losses rose from €-22m to €-49.4m. This is mainly due to the changes made to the presentation of the bank's business results (see footnote for further details). Provision for possible loan losses not only includes the scheduled allocations to credit risk provisioning, which dropped below the previous year's level, but also income and expenses in accordance with cross-compensation pursuant to Section 340f (3) of the German Commercial Code (*HGB*), which was impaired by an increase of the net expenses from securities transactions.

Taking these figures into account, the bank's operating result before tax for the first three quarters of 2005 came to €124.5m, a 9.4% increase compared to the 113.8m reported in 2004. "Our business result after three quarters is fully in line with our earnings targets for the year as a whole," Mr. Schulte-Kemper pointed out.

Public-sector lending

The total volume of new public-sector lending commitments rose by 44% to €17.8bn in the period under review, compared to €12.4bn posted in the previous year. Loans and securities eligible to serve as cover account for €17.3bn (€10.2bn), or 97%, of this figure. The fact that the 10% limit on foreign loans in the cover pool ceased to apply to loans granted within the EU, resulted in a clear increase of foreign loans eligible for cover by some 160% to €6.8bn (€2.6bn in 2004). "For the purpose of risk diversification, in particular, we are committed to further increasing the total volume of loans granted to foreign public-sector borrowers," Mr. Schulte-Kemper pointed out. The total volume of new loans granted to foreign borrowers, including those not eligible for cover, came to €7.2bn (€4.4bn). The majority of these loans

went to Spain (€1.2bn compared to €0.3bn in 2004), Italy (€1.1bn compared to €1.2bn in 2004) and Portugal (€0.8bn compared to €0.1bn in 2004).

In the period under review Essen Hyp took securities issued by other borrowers and not eligible for cover totaling €0.5bn (€2.1bn) onto its books.

Real estate financing

The total volume of new mortgage lending commitments, Essen Hyp's second core business activity, maintained the previous year's level when disregarding a one-off effect included in the 2004 results. As of September 30, 2005 new mortgage lending commitments totaled €0.9bn compared to €1.8bn for the first three quarters of 2004. The previous year's figure, however, includes the one-off effect from the acquisition of a home loan portfolio amounting to some €0.9bn.

"In the first three quarters of 2005 the total volume of new home loans to retail customers in Germany dropped to just €0.2bn compared to €1.4bn in the previous year," Mr. Schulte-Kemper reported. "In October we therefore launched a special loan program of €350m for the financing of owner-occupied houses and condominiums in coordination with the Commerzbank AG. Featuring attractive loan terms, this program aims at both accelerating our activities in this business segment and at meeting retail customers' reservations about purchasing a home," he added.

At the same time, however, the total volume of new commercial lending commitments in Germany and abroad clearly increased in the period under review and came to €0.7bn compared to €0.4bn in the previous year.

Essen Hyp's commercial lending activities mainly focused on office and administrative buildings, as well as retail space and logistics centers.

New lending commitments outside Germany accounted for €0.4bn of the total volume compared to €0.2bn in 2004. The main focus was on the United Kingdom where Essen Hyp granted €0.2bn, France where Essen Hyp granted €0.1bn and, to a smaller extent, Spain, Poland and the United States.

Funding and balance sheet total

Essen Hyp raised funds totaling €30bn (€21.4bn) in the period under review. Of this figure, public-sector Pfandbriefe accounted for €16.7bn (€11.8bn), while mortgage Pfandbriefe accounted for €0.8bn (€0.9bn). Essen Hyp launched a new €1bn Jumbo Pfandbrief in September, which was placed via cooperative banks and savings banks. In addition to this,

Essen Hyp issued unsecured bonds totaling € 12.5bn (€8.7bn), most of which were placed via the bank's Debt Issuance Program and Commercial Paper Program.

As of September 30, 2005 Essen Hyp's balance sheet total stood at €86.3bn compared to €79.5bn posted in 2004. This remarkable increase can mainly be ascribed to the fact that both the bank's lending and funding activities were boosted by the legal changes resulting from the new Pfandbrief Act, which took effect in mid-2005. These changes include, in particular, the abolishment of the so-called *Umlaufgrenze.* Under the German Mortgage Bank Act (*HBG*), which has now been replaced by the new Pfandbrief Act, *Umlaufgrenze* meant that the total volume of Pfandbriefe outstanding was limited to 60 times the liable capital of a credit institution. As mentioned above, this limit no longer exists under the new Pfandbrief legislation. In fact, there is no need to link the issuance volume to the liable capital of a credit institution, given that the Pfandbrief creditors' claims are secured by the assets in the cover pool. Under the new legislation the total volume of Pfandbriefe outstanding is therefore only linked to the total volume of cover assets. Following the abolishment of the *Umlaufgrenze* which had previously blocked balance sheet growth, and in the light of excellent funding conditions, Essen Hyp was able to clearly increase its capital market activities.

Key business figures of Hypothekenbank in Essen AG as of September 30, 2005

	30.09.2005 in € m	30.09.2004 in € m	Change
New lending commitments			
Public-sector loans and securities issued by other borrowers	17,814.3	12,374.0	44.0%
Mortgage loans	850.1	1,820.9	-53.3%
Funding			
Pfandbriefe	17,479.2	12,622.4	38.5%
Other bonds and notes	12,499.7	8,728.4	43.2%
Profit and loss account			
Net interest and commission income	195.7	157.9	23.9%
General operating expenses	24.6	22.7	8.4%
Net other operating income and expenses	1.0	0.6	66.7%
Operating result before provision for possible loan losses	172.1	135,8	26.7%
Provision for possible loan losses	-49.4	-22.0	124.5%
Operating result	124.5	113.8	9.4%

	30.09.2005 in € m	31.12.2004 in € m	Change
Figures from the balance sheet			
Balance sheet total	86,288.8	79,460.7	8.6%
Claims			
Mortgage loans	7,100.0	7,257.9	-2.2%
Public-sector loans	35,636.5	33,101.9	7.7%
Securities issued by other borrowers	35,307.8	30,588.4	15.4%
Liabilities			
Mortgage Pfandbriefe	4,644.9	4,172.9	11.3%
Public-sector Pfandbriefe	57,459.9	52,571.4	9.3%
Capital structure			
Subscribed capital	314.0	269.3	16.6%
Reserves	384.7	384.6	0.0%
Profit-sharing certificates	313.9	319.0	-1.6%
Subordinated liabilities	341.3	357.7	-4.6%

The previous year's figures were adjusted to the following changes made in the presentation of the bank's business results, which took effect on January 1, 2005:

- Price gains and losses from notes are reported in the net provisions for possible loan losses by means of cross-compensation (previously: net interest income).
- Costs relating to the outsourcing of the administration of home loans, as well as income from EDP services are reported in the other administrative expenses (previously: net other operating income and expenses).

Zwischenbericht zum 30.9.2005

HYPOTHEKENBANK IN ESSEN AG


Taichung
TAIWAN
KAOHSIUNG
Hengyang
GUANGZHOU
Wuzhou
Foshan
Zhanjiang
Macao
Hong Kong
Victoria
Haikou
Hainan
Da Nang
Qui Nhon
Meer
Luzon
Quezon City
MANILA
Mindoro
Palawan
Basilan City

Ein Unternehmen der COMMERZBANK

	30.9.05 Mio. €	31.12.04 Mio. €
Bilanzsumme	86.289	79.461
Eingezahltes Kapital und Rücklagen	699	654
Genussrechte	314	319
Nachrangige Verbindlichkeiten	341	358
Forderungen		
Hypothekendarlehen	7.100	7.258
Kommunalkredite	35.636	33.102
Fremde Wertpapiere	35.308	30.588
Andere Forderungen	5.495	5.047
Verbindlichkeiten		
gegenüber Kreditinstituten	15.211	15.041
gegenüber Kunden	3.623	4.160
Verbriefte Verbindlichkeiten	65.600	58.399

	30.9.05 Mio. €	30.9.04 Mio. €
Neugeschäft		
Hypothekendarlehen	850	1.821
Kommunalkredite	8.386	3.187
Fremde Wertpapiere	9.429	9.187
Gewinn- und Verlustrechnung		
Zinsüberschuss	200,2	164,8
Zins- und Provisionsüberschuss	195,7	157,9
Verwaltungsaufwendungen	24,6	22,7
Betriebsergebnis vor Risikovorsorge	172,1	135,8
Risikovorsorge	–49,4	–22,0
Betriebsergebnis	124,5	113,8

Sehr geehrte Geschäftsfreunde,

allen Widrigkeiten zum Trotz läuft die US-Wirtschaft noch immer auf Hochtouren. In diesem Jahr wird in den Vereinigten Staaten voraussichtlich eine Wachstumsrate von etwas weniger als 4 % zu verzeichnen sein. Jedoch ist infolge der Rekordnotierungen für Rohöl die Inflationsrate nach oben geschnellt. Die Verbraucherpreise stiegen im September um 4,7 % gegenüber dem Vorjahr an, die höchste Veränderungsrate seit 14 Jahren. Die ohne den Energiesektor berechnete Inflationsrate bildete sich hingegen leicht von 2,3 % im Dezember 2004 auf 2,0 % im September 2005 zurück. Vor diesem Hintergrund hielt die US-Notenbank im Berichtszeitraum an ihrem Kurs der moderaten Leitzinserhöhungen fest. Die Währungshüter schleusten den Tagesgeldzielsatz ohne Pause von 2,25 % am Jahresende 2004 bis auf nunmehr 3,75 % nach oben. Trotz dieser monetären Straffung bewegten sich die Renditen von lang laufenden Rentenwerten im Berichtszeitraum unter ausgeprägten Schwankungen nur um einen flachen Anstiegswinkel. Gegen Ende des Berichtszeitraumes weckten Berichte über steigende Einstandspreise bei US-Unternehmen jedoch erste Inflationssorgen unter den Rentenmarktteilnehmern. Im Ergebnis zogen die Renditen von zehnjährigen US-Staatsanleihen von gut 4,2 % am Jahresende 2004 auf gut 4,3 % am Ende des Berichtszeitraumes an.

Rentenmarktentwicklung von Staatsanleihen 30.9.2004 bis 30.9.2005, Vereinigte Staaten und Deutschland im Vergleich


%
%-Punkte
5,0
4,6
4,2
3,8
3,4
3,0
2,0
1,6
1,2
0,8
0,4
0,0
Okt. 04
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep. 05

Quelle: Bloomberg

- Treasury Notes Laufzeit 10 Jahre (linke Skala)
- Bundesanleihen Laufzeit 10 Jahre (linke Skala)
- Zinsabstand von Treasury Notes (rechte Skala)

Japan hat das Tal der Tränen durchschritten. Die ultraexpansive Politik der japanischen Notenbank hat in Verbindung mit den Bilanzbereinigungen bei Unternehmen und Geschäftsbanken die Grundlage für einen nachhaltigen Aufschwung geschaffen.
In diesem Jahr dürfte das Land der aufgehenden Sonne eine Wachstumsrate der gesamtwirtschaftlichen Produktion von reichlich 2 % erreichen und damit die Wirtschaft im Euroraum das dritte Jahr in Folge in den Schatten stellen. Dabei basiert der Aufschwung mittlerweile auf mehreren Säulen: Hauptwachstumsträger sind die Unternehmensinvestitionen, der private Verbrauch und die Exportnachfrage. Die milde Deflation ist in Japan aber trotz des Aufschwunges immer noch nicht überwunden.
Im Euroraum lässt eine durchgreifende Konjunkturerholung weiterhin auf sich warten. Auch gegen Ende des Berichtszeitraumes blieben die Anzeichen für eine Belebung der Wirtschaftsleistung spärlich gesät. Die günstigen Finanzierungsbedingungen und die sprudelnden Unternehmensgewinne haben sich nicht in einer regen Binnennachfrage niedergeschlagen. Daher dürfte der Euroraum in diesem Jahr eine Wachstumsrate von lediglich rund 1,5 % verbuchen. Vor dem Hintergrund dieser Wachstumsschwäche hatten sich die zu Beginn des Berichtszeitraumes bestehenden Erwartungen von EZB-Leitzinserhöhungen bis Juni vollständig zurückgebildet. Im Sommer führte dann jedoch eine verschärfte Tonlage aus dem Euro-Tower wieder zu steigenden Kurzfristzinsen. Trotz der geschwächten Verhandlungsposition der Gewerkschaften treibt die Währungshüter die Sorge um, dass der vor allem ölpreisbedingte Inflationsanstieg zu einer sich aufwärts drehenden Lohn-Preis-Spirale führen könnte. Im September 2005 lag die Vorjahresveränderungsrate des harmonisierten Verbraucherpreisindex bei 2,5 %, so dass aller Voraussicht nach die EZB im Jahresdurchschnitt 2005 ihr Ziel einer Inflationsrate von unter, aber nahe 2 % zum wiederholten Male nicht erreichen wird.
In diesem Umfeld fielen die Renditen von zehnjährigen Bundesanleihen von 3,68 % am Jahresende 2004 bis auf ein Rekordtief von 3,02 % im September. Am Ende des Berichtszeitraumes rentierten die zehnjährigen Emissionen des Bundes mit 3,15 %. Der Zinsvorteil von zehnjährigen Pfandbriefen gegenüber Bundesanleihen mit kongruenter Laufzeit bewegte sich im Berichtszeitraum ganz überwiegend unter der Marke von zehn Basispunkten.

Geschäftsfeld Staatskredit

Das Staatskreditneugeschäft haben wir von € 12,4 Mrd. im Vorjahr auf € 17,8 Mrd. ausgebaut. Dabei entfielen 97 % oder € 17,3 Mrd. (€ 10,2 Mrd.) auf deckungsfähige Darlehen und Wertpapiere.
Der Wegfall der 10%-Grenze bei Adressen der EU-Staaten führte zu einem kräftigen Ausbau des Deckungsgeschäfts im Ausland um rund 160 % auf € 6,8 Mrd. (€ 2,6 Mrd.). Insbesondere aus Gründen der Risikodiversifikation werden wir das ausländische Staatskreditgeschäft auch zukünftig forcieren. Unter Einbeziehung der nicht deckungsfähigen Ausleihungen erhöhten sich die Zusagen an ausländische Schuldner auf € 7,2 Mrd. (€ 4,4 Mrd.). Schwerpunkte unseres ausländischen Staatskreditgeschäfts sind die Länder Spanien mit € 1,2 Mrd. (€ 0,3 Mrd.), Italien mit € 1,1 Mrd. (€ 1,2 Mrd.) sowie Portugal mit € 0,8 Mrd. (€ 0,1 Mrd.). Außerhalb der Deckung wurden fremde Wertpapiere in Höhe von € 0,5 Mrd. (€ 2,1 Mrd.) in die Bücher genommen.

Staatskredit nach Schuldnern in Mrd. €, Stand: 30.9.2005


60
50
40
30
20
10
0
56
55
53
56
61
2001
2002
2003
2004
2005
Inländische öffentliche Schuldner
Inländische öffentlich-rechtliche Schuldner
Ausländische öffentliche und öffentlich-rechtliche Schuldner

Gliederung des öffentlichen Deckungsstocks in %, Stand: 30.9.2005


Ausländische Gebietskörperschaften und Anstalten des öffentlichen Rechts
16,8
Öffentlich-rechtliche Kreditinstitute und Sparkassen
26,2
Kreditinstitute der öffentlichen Hand mit Sonderaufgaben (Solva 0)
8,0
Städte, kommunale Zweckverbände, Organisationen ohne Erwerbszweck und kommunalverbürgte Darlehen
8,2
Bundesrepublik Deutschland, Sondervermögen des Bundes und die deutschen Bundesländer
40,8

Gesamtvolumen: € 57,4 Mrd.

Gesamtes Hypothekenneugeschäft per 30.9.2005

Gliederung nach Immobilienarten in %


Logistikimmobilien und Lager
4,7
Sonstige
3,1
Eigengenutzte Wohnobjekte
9,6
Mietwohnungsbau
8,3
Büroflächen
48,0
Produktionsstätten
1,0
Handels- und Einzelhandelsstätten
23,2
Hotels und Gaststätten
2,1

Gesamtvolumen: rd. € 0,9 Mrd.

Gliederung nach Regionen in %


Gewerbeimmobilien Ost (D)
4,4
Wohnimmobilien Ausland
5,9
Wohnimmobilien West (D)
10,5
Wohnimmobilien Ost (D)
1,5
Gewerbeimmobilien Ausland
52,6
Gewerbeimmobilien West (D)
25,1

Geschäftsfeld Immobilienfinanzierungen

Im laufenden Jahr haben wir Neugeschäfte im Umfang von rund € 0,9 Mrd. zugesagt nach € 1,8 Mrd. im Vorjahr. Das Neugeschäftsvolumen des Vorjahres war wesentlich durch den Ankauf eines Retail-Portfolios (€ 0,9 Mrd.) beeinflusst; ohne Berücksichtigung dessen haben wir das Neugeschäft auf dem Niveau des Vorjahreszeitraums gehalten.
Im Berichtszeitraum haben wir lediglich € 0,2 Mrd. an wohnwirtschaftlichen Beleihungen ausgereicht nach € 1,4 Mrd. im Vorjahr. Um unser Retailgeschäft zu forcieren, haben wir Anfang Oktober zusammen mit der Commerzbank AG ein Sonderkontingent für eigengenutzten Wohnraum mit einem Volumen von € 350 Mio. zu attraktiven Konditionen aufgelegt, mit dem wir der allgemeinen Zurückhaltung der Bevölkerung beim Erwerb von Immobilieneigentum begegnen wollen.
Einen deutlichen Anstieg konnten wir dagegen bei den gewerblichen Immobilienfinanzierungen realisieren. So stieg das neu zugesagte Volumen im In- und Ausland von € 0,4 Mrd. auf € 0,7 Mrd. Schwerpunkte unserer Engagements bei gewerblichen Beleihungen waren Büro- und Verwaltungsgebäude, Handels- und Kaufstätten sowie Logistikimmobilien.
Zum Wachstum trugen maßgeblich gewerbliche Finanzierungen im Ausland mit Neuabschlüssen in Höhe von € 0,4 Mrd. (€ 0,2 Mrd.) bei. Schwerpunkte bildeten Großbritannien mit € 0,2 Mrd., gefolgt von Frankreich mit rund € 0,1 Mrd. sowie kleineren Abschnitten in Spanien, Polen und in den Vereinigten Staaten.

Hypothekenneugeschäft per 30.9.2005, Ausland

Gliederung nach Ländern in %


Spanien 13,8
Handels- und Einzelhandelsstätten 97,1
Hotels und Gaststätten 2,9
Polen 12,9
Büroflächen 29,9
Handels- und Einzelhandelsstätten 70,1
Frankreich 18,8
Büroflächen 87,3
Wohnobjekte/ Mietwohnungsbau 12,7
USA 14,3
Büroflächen 46,6
Mietwohnungsbau 53,4
Großbritannien 35,2
Büroflächen 100,0
Belgien 5,0
Büroflächen 100,0

Gesamtvolumen: € 497,2 Mio.

Refinanzierung und Bilanzsumme

Die Essen Hyp hat im Berichtszeitraum insgesamt € 30,0 Mrd. (€ 21,4 Mrd.) an Refinanzierungsmitteln aufgenommen. Von diesem Neugeschäft entfielen auf öffentliche Pfandbriefe € 16,7 Mrd. (€ 11,8 Mrd.) sowie € 0,8 Mrd. (€ 0,9 Mrd.) auf Hypothekenpfandbriefe. Im September haben wir einen weiteren Jumbo mit einem Volumen von € 1,0 Mrd. begeben. Der Verkauf erfolgte über Banken aus dem Sparkassen- und Genossenschaftsbankensektor. Über ungedeckte Schuldverschreibungen wurden Gelder in Höhe von € 12,5 Mrd. (€ 8,7 Mrd.) aufgenommen, hauptsächlich über unser Debt Issuance Program und unser Commercial Paper Program.
Die Bilanzsumme hat sich zum 30. September auf € 86,3 Mrd. (€ 79,5 Mrd.) kräftig erhöht.

Wesentlicher Treiber für eine deutliche Ausweitung der Geschäftstätigkeit sowohl auf der Aktiv- als auch auf der Passivseite waren die beflügelnden Änderungen des seit Mitte des Jahres geltenden Pfandbriefgesetzes, insbesondere der Wegfall der so genannten Umlaufgrenze. Das Hypothekenbankgesetz sah vor, dass das Volumen umlaufender Pfandbriefe das 60-fache des haftenden Eigenkapitals eines Institutes nicht überschreiten durfte. Mit dem Inkrafttreten des neuen Pfandbriefgesetzes ist diese Grenze für das Volumen umlaufender Pfandbriefe entfallen. Für eine begrenzende Koppelung des Emissionsvolumens an das haftende Eigenkapital eines Instituts besteht kein Bedürfnis, weil die Besicherung der Pfandbriefgläubiger durch den Deckungsstock erfolgt. Richtigerweise hat der Gesetzgeber deshalb das Volumen der Pfandbriefe ausschließlich an das Volumen des

Entwicklung der Bilanzsumme in Mrd. €, Stand: 30.9.2005



86,3
80
70
60
50
40
30
20
10
0
25,4
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

besichernden Deckungsstocks geknüpft. Mit dem Wegfall dieses wachstumshemmenden Regulativs in Kombination mit den hervorragenden Kapitalmarktbedingungen für die Essen Hyp haben wir unsere Aktivitäten im Kapitalmarktgeschäft entsprechend ausgebaut.

Gewinn- und Verlustrechnung

Mit einem Zinsüberschuss in Höhe von € 200,2 Mio. ist es uns gelungen, den Vorjahreswert von € 164,8 Mio.* um 21,5 % zu steigern. Zurückzuführen ist die positive Entwicklung im Wesent-

Zahlen aus der Gewinn- und Verlustrechnung in Mio. €


195,7
180
160
140
120
100
80
60
40
20
0
157,9
22,7
24,6
0,6
1,0
22,0
49,4
113,8
124,5
Zins- und Provisionsüberschuss
Verwaltungsaufwendungen
Saldo der sonstigen betrieblichen Erträge und Aufwendungen
Risikovorsorge
Betriebsergebnis
30.9.2004
30.9.2005

* Vorjahreszahlen angepasst an folgende Ausweisänderungen seit 1.1.2005:

1. Kursgewinne und -verluste aus Schuldscheindarlehen werden im Rahmen der Überkreuzkompensation im Saldo Risikovorsorge ausgewiesen (früher: Zinsüberschuss).
2. Kosten der ausgelagerten Bearbeitung und Verwaltung des Retailgeschäfts sowie Erträge aus EDV-Dienstleistungen werden in den anderen Verwaltungsaufwendungen verbucht (früher: Saldo sonstige betriebliche Erträge und Aufwendungen).

lichen auf die Erträge aus den um rd. € 7,3 Mrd. gewachsenen Forderungen an Kommunalkrediten, Schuldverschreibungen und anderen festverzinslichen Wertpapieren.
Das Provisionsergebnis verbesserte sich um € 2,4 Mio. von € –6,9 Mio. auf € –4,5 Mio. Hauptgrund waren verringerte Provisionsaufwendungen für die Zuführung von Immobilienfinanzierungen im Retailgeschäft. Insgesamt können wir einen Zins- und Provisionsüberschuss von € 195,7 Mio. ausweisen, ein Anstieg von € 37,8 Mio. gegenüber dem Vorjahreswert (€ 157,9 Mio.).
Der Anstieg der Verwaltungsaufwendungen um € 1,9 Mio. auf € 24,6 Mio. (€ 22,7 Mio.) ist im Wesentlichen geprägt durch Basel-II-induzierte zusätzliche Personalaufwendungen sowie durch gestiegene Sachaufwendungen für unsere Roadshows und die 4. Internationale Kapitalmarktkonferenz im Juni des Jahres.
Das Betriebsergebnis vor Risikovorsorge beläuft sich auf € 172,1 Mio. und konnte gegenüber dem Vorjahreszeitraum (€ 135,8 Mio.) um € 36,3 Mio. gesteigert werden.
Die Risikovorsorge erhöhte sich von € –22,0 Mio. auf € –49,4 Mio. Dies ist im Wesentlichen auf den geänderten Ausweis (vgl. Fußnote) zurückzuführen. Die Risikovorsorge beinhaltet neben den planmäßigen, unter anteiligem Vorjahresniveau liegenden Zuführungen zur Kreditrisikovorsorge sämtliche Aufwendungen und Erträge aus der Überkreuzkompensation gemäß § 340 f Abs. 3 HGB, die durch eine Erhöhung des negativen Saldos im Wertpapiergeschäft belastet wurde.
Insgesamt verbesserte sich das Vorsteuerergebnis um 9,4 % auf € 124,5 Mio. nach € 113,8 Mio. im Vorjahr.

Ausblick

Entsprechend unserer Prognose im Halbjahresbericht gehen wir unverändert davon aus, die im Vorjahr erzielte Nachsteuerrendite von 14,3 % mindestens bestätigen zu können.

Essen, im Oktober 2005

Der Vorstand



Zahlen aus der Bilanz

	30.9.05 Mio. €	31.12.04 Mio. €	Veränderungen Mio. €	 %
Forderungen an Kreditinstitute	17.668,4	16.036,6	1.631,8	10,2
a) Hypothekendarlehen	0,0	1,7	–1,7	–100,0
b) Kommunalkredite	12.221,7	11.148,0	1.073,7	9,6
c) andere Forderungen	5.446,7	4.886,9	559,8	11,5
Forderungen an Kunden	30.562,8	29.370,2	1.192,6	4,1
a) Hypothekendarlehen	7.100,0	7.256,2	–156,2	–2,2
b) Kommunalkredite	23.414,8	21.953,9	1.460,9	6,7
c) andere Forderungen	48,0	160,1	–112,1	–70,0
Schuldverschreibungen und andere festverzinsliche Wertpapiere	36.160,1	31.936,2	4.223,9	13,2
a) Anleihen und Schuldverschreibungen	35.307,8	30.588,4	4.719,4	15,4
b) eigene Schuldverschreibungen	852,3	1.347,8	–495,5	–36,8
Verbindlichkeiten gegenüber Kreditinstituten	15.210,5	15.041,2	169,3	1,1
a) Hypotheken-Namenspfandbriefe	137,9	159,9	–22,0	–13,8
b) Öffentliche Namenspfandbriefe	753,0	721,2	31,8	4,4
c) andere Verbindlichkeiten	14.319,6	14.160,1	159,5	1,1
Verbindlichkeiten gegenüber Kunden	3.623,3	4.159,5	–536,2	–12,9
a) Hypotheken-Namenspfandbriefe	769,9	734,6	35,3	4,8
b) Öffentliche Namenspfandbriefe	2.286,5	2.458,8	–172,3	–7,0
c) andere Verbindlichkeiten	566,9	966,1	–399,2	–41,3
Verbriefte Verbindlichkeiten	65.600,4	58.398,5	7.201,9	12,3
a) Hypothekenpfandbriefe	3.737,1	3.278,4	458,7	14,0
b) Öffentliche Pfandbriefe	54.420,4	49.391,4	5.029,0	10,2
c) sonstige Schuldverschreibungen	7.442,9	5.728,7	1.714,2	29,9
Nachrangige Verbindlichkeiten	341,3	357,7	–16,4	–4,6
Genussrechtskapital	313,9	319,0	–5,1	–1,6
Eigenkapital	698,7	653,9	44,8	6,9
a) gezeichnetes Kapital	314,0	269,3	44,7	16,6
b) Rücklagen	384,7	384,6	0,1	0,0
Bilanzsumme	**86.288,8**	**79.460,7**	**6.828,1**	**8,6**

Zahlen aus der Gewinn- und Verlustrechnung

	1.1. – 30.9.05 Mio. €	1.1. – 30.9.04 Mio. €	Veränderungen Mio. €	%
Zinserträge aus Kredit- und Geldmarktgeschäften, festverzinslichen Wertpapieren und Schuldbuchforderungen	2.201,4	2.191,0	10,4	0,5
Laufende Erträge aus Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen	78,3	41,5	36,8	88,7
Zinsaufwendungen	2.079,5	2.067,7	11,8	0,6
Zinsüberschuss	200,2	164,8	35,4	21,5
Provisionserträge	2,0	2,7	–0,7	–25,9
Provisionsaufwendungen	6,5	9,6	–3,1	–32,3
Provisionsergebnis	*–4,5*	*–6,9*	*2,4*	*–34,8*
Zins- und Provisionsüberschuss	195,7	157,9	37,8	23,9
Löhne und Gehälter	9,4	8,3	1,1	13,3
Soziale Abgaben	1,7	1,7	0,0	0,0
Andere Verwaltungsaufwendungen einschließlich Abschreibungen auf Sachanlagen	13,5	12,7	0,8	6,3
Verwaltungsaufwendungen	*24,6*	*22,7*	*1,9*	*8,4*
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	1,0	0,6	0,4	66,7
Betriebsergebnis vor Risikovorsorge	172,1	135,8	36,3	26,7
Risikovorsorge	–49,4	–22,0	–27,4	124,5
Erträge aus Veräußerung von Wertpapieren des Anlagevermögens	1,8	0,0	1,8	100,0
Betriebsergebnis	**124,5**	**113,8**	**10,7**	**9,4**
Durchschnittszahl der Beschäftigten	151	138		
darunter: Teilzeitbeschäftigte und Auszubildende	22	16		

Folgende Ausweisänderungen in den Vorjahreszahlen wurden vorgenommen:

a) Zinserträge und Risikovorsorge (Ausweis der realisierten Kursgewinne und Kursverluste bei Schuldscheindarlehen jetzt in der Risikovorsorge)

b) andere Verwaltungsaufwendungen und Saldo der sonstigen betrieblichen Erträge und Aufwendungen (Ausweis der Kosten für die ausgelagerte Bearbeitung und Verwaltung von Hypothekendarlehen im Retailbereich und Erträge aus EDV-Dienstleistungen jetzt in den anderen Verwaltungsaufwendungen)

Veröffentlichung gem. § 28 PfandBG zum 30.9.2005

Gem. § 28 PfandBG sind entsprechende Vorjahreswerte ab dem 1. Januar 2007 anzugeben.

Veröffentlichung gem. § 28 Abs. 1 Nr. 1 bis 3 PfandBG
Umlaufende Pfandbriefe und dafür verwendete Deckungswerte in Mio. €

	Nominal	Barwert	Risikobarwert
	30.9.05	30.9.05	30.9.05
a) Gesamtbetrag der im Umlauf befindlichen			
Hypothekenpfandbriefe	4.571,9	4.649,9	4.569,5
Deckungsmasse	4.815,9	5.318,8	5.040,5
davon Derivate	0,0	0,0	0,0
davon ergänzende Deckung (FWP)	425,0	563,5	511,4
Überdeckung	244,0	668,9	471,0

	30.9.05			
	bis einschl. 1 Jahr	mehr als 1 Jahr bis einschl. 5 Jahre	mehr als 5 Jahre bis einschl. 10 Jahre	mehr als 10 Jahre
zu a) Laufzeitstruktur (Restlaufzeit)				
Hypothekenpfandbriefe	1.233,3	2.718,0	620,6	0,0
Deckungsmasse	404,4	740,3	2.697,9	973,3
davon ergänzende Deckung (FWP)	0,0	0,0	0,0	425,0

	Nominal	Barwert	Risikobarwert
	30.9.05	30.9.05	30.9.05
b) Gesamtbetrag der im Umlauf befindlichen			
Öffentlichen Pfandbriefe	55.853,9	57.311,8	55.878,7
Deckungsmasse	57.387,3	61.710,1	59.260,4
davon Derivate	0,0	0,0	0,0
Abschlag Währungsszenario	0,0	0,0	116,0
Überdeckung	1.533,4	4.398,3	3.265,7

	bis einschl. 1 Jahr	mehr als 1 Jahr bis einschl. 5 Jahre	mehr als 5 Jahre bis einschl. 10 Jahre	mehr als 10 Jahre
				30.9.05
zu b) Laufzeitstruktur (Restlaufzeit)				
Öffentliche Pfandbriefe	12.014,8	35.005,1	8.283,5	550,5
Deckungsmasse	3.411,7	22.020,9	23.805,2	8.149,5

Veröffentlichung gem. § 28 Abs. 2 Nr. 1 a PfandBG
Zur Deckung von Hypothekenpfandbriefen verwendete Forderungen nach Größengruppen
Deckungshypotheken in Mio. €

	30.9.05
Bis einschl. € 300.000	3.172,0
Mehr als € 300.000 bis einschl. € 5 Mio.	470,1
Mehr als € 5 Mio.	748,8
Summe	4.390,9

Veröffentlichung gem. § 28 Abs. 2 Nr. 1 b, c PfandBG
Zur Deckung für Hypothekenpfandbriefe verwendete Forderungen nach Gebieten, in denen die beliehenen Grundstücke liegen, und nach Nutzungsart Deckungswerte in Mio. €

	30.9.05	
	Gewerblich	Wohnwirtschaftlich
Deutschland		
Wohnungen	—	653,2
Einfamilienhäuser	—	2.404,8
Mehrfamilienhäuser	—	517,5
Bürogebäude	381,4	—
Handelsgebäude	229,4	—
Industriegebäude	58,8	—
Sonstige gewerblich genutzte Gebäude	116,6	—
Summe Land	786,2	3.575,5
Belgien		
Mehrfamilienhäuser	—	0,5
Bürogebäude	1,0	—
Summe Land	1,0	0,5
Frankreich		
Bürogebäude	0,1	—
Summe Land	0,1	0,0
Niederlande		
Bürogebäude	27,6	—
Summe Land	27,6	0,0
Gesamtsummen	814,9	3.576,0

Veröffentlichung gem. § 28 Abs. 2 Nr. 2 PfandBG
Rückständige Leistungen auf Hypothekenforderungen in Mio. €

	30.9.05
Deutschland	
Gesamtbetrag der mindestens 90 Tage rückständigen Leistungen	0,5
Gesamtsumme	0,5

Veröffentlichung gem. § 28 Abs. 3 Nr. 1
Zur Deckung von öffentlichen Pfandbriefen verwendete Forderungen Deckungswerte in Mio. €

	30.9.05
Belgien	
Zentralstaat	27,8
Sonstige	90,0
Summe Land	117,8
Deutschland	
Zentralstaat	1.106,7
Regionale Gebietskörperschaften	22.219,6
Örtliche Gebietskörperschaften	2.622,6
Sonstige	21.791,9
Summe Land	47.740,8
Finnland	
Zentralstaat	51,1
Summe Land	51,1

	30.9.05
Frankreich	
Zentralstaat	2,5
Örtliche Gebietskörperschaften	12,9
Sonstige	500,0
Summe Land	515,4
Griechenland	
Zentralstaat	2,5
Sonstige	35,0
Summe Land	37,5
Großbritannien	
Sonstige	26,0
Summe Land	26,0
Island	
Sonstige	105,0
Summe Land	105,0
Italien	
Regionale Gebietskörperschaften	304,8
Örtliche Gebietskörperschaften	85,0
Summe Land	389,8
Kanada	
Regionale Gebietskörperschaften	324,3
Sonstige	118,4
Summe Land	442,7

	30.9.05
Lettland	
Zentralstaat	45,0
Summe Land	45,0
Litauen	
Zentralstaat	39,0
Summe Land	39,0
Niederlande	
Örtliche Gebietskörperschaften	3,8
Sonstige	68,0
Summe Land	71,8
Österreich	
Zentralstaat	92,0
Sonstige	1.193,1
Summe Land	1.285,1
Polen	
Zentralstaat	499,4
Summe Land	499,4
Portugal	
Zentralstaat	1.855,0
Summe Land	1.855,0
Schweden	
Zentralstaat	86,9
Örtliche Gebietskörperschaften	133,9
Summe Land	220,8

	30.9.05
Schweiz	
Regionale Gebietskörperschaften	189,3
Summe Land	189,3
Slowakei	
Zentralstaat	218,5
Summe Land	218,5
Slowenien	
Zentralstaat	54,1
Summe Land	54,1
Spanien	
Regionale Gebietskörperschaften	1.169,2
Sonstige	333,0
Summe Land	1.502,2
Tschechische Republik	
Zentralstaat	200,0
Örtliche Gebietskörperschaften	49,2
Sonstige	12,7
Summe Land	261,9
Ungarn	
Zentralstaat	545,2
Sonstige	50,0
Summe Land	595,2

	30.9.05
USA	
Zentralstaat	84,4
Regionale Gebietskörperschaften	200,4
Örtliche Gebietskörperschaften	33,1
Sonstige	59,9
Summe Land	377,8
Zypern	
Zentralstaat	99,5
Summe Land	99,5
Sonstige	
Zentralstaat	452,8
Regionale Gebietskörperschaften	42,0
Sonstige	151,8
Summe Land	646,6
Gesamtsummen	57.387,3

Veröffentlichung gem. § 28 Abs. 3 Nr. 2
Gesamtbetrag der mind. 90 Tage rückständigen Leistungen in Mio. €

	30.9.05
Summe Länder (Staaten)	0,0

Zentrale

ESSEN
Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen
Tel.: 02 01/81 35-0
Fax: 02 01/81 35-200
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Eingetragen unter HRB Essen Nr. 7083

Geschäftsstellen

BERLIN
Jägerstraße 58
10117 Berlin
Tel.: 0 30/81 45 07-10
Fax: 0 30/81 45 07-29
E-Mail: berlin@essenhyp.com

FRANKFURT
Westendstraße 19
60325 Frankfurt
Tel.: 0 69/17 20 65
E-Mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Tel.: 0 40/32 52 43-00
Fax: 0 40/32 52 43-29
E-Mail: hamburg@essenhyp.com

MÜNCHEN
Romanstraße 43
80639 München
Tel.: 0 89/29 16 17-52
Fax: 0 89/29 16 17-54
E-Mail: muenchen@essenhyp.com

Repräsentanzen

BRÜSSEL
Rue de l'Amazone 2
Amazonestraat 2
1050 Brüssel
Belgien
Tel.: 00 32/2/5 34 95 95
Fax: 00 32/2/5 34 96 96
E-Mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR
Großbritannien
Tel.: 00 44/20/72 83 41 43
Fax: 00 44/20/72 83 26 49
E-Mail: london@essenhyp.com

NEW YORK
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: 001/212/7 50 88 55
Fax: 001/212/7 50 85 55
E-Mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
Frankreich
Tel.: 00 33/1/42 25 25 30
Fax: 00 33/1/42 25 25 39
E-Mail: paris@essenhyp.com

Vorsitzender des Aufsichtsrats

ANDREAS DE MAIZIÈRE
(bis 15. September 2005)

DR. ERIC STRUTZ
(ab 15. September 2005)
Mitglied des Vorstands
der Commerzbank AG, Frankfurt/Main

Vorstand

HUBERT SCHULTE-KEMPER
Vorsitzender

MICHAEL FRÖHNER

Keep up with the latest trends - Essen Hyp's 4th Capital Market Conference was a tremendous success



The 4th Capital Market Conference of Hypothekenbank in Essen AG, which took place at the Messe Essen on June 15 and 16, 2005, once again was the perfect venue for international financial experts to meet up and share their views. Some 500 analysts, academics and capital market players came to Essen in order to discuss the latest trends on the capital and *Pfandbrief* markets with some 60 top-class panelists. » Read more...

- Impressions of the 4th Capital Market Conference
- Videos and Download presentations

With effect from September 30, 2005 Hypothekenbank in Essen AG publishes the information required in accordance with Section 28 of the German Pfandbrief Act (PfandBG). » Read more...

- Download Interim Report as of June 30, 2005

Essen Hyp´s business and earnings performance once again satisfactory at the end of the third quarter 2005.

- **Download Press Release of Hypothekenbank in Essen AG**

On March 17, 2005 Hypothekenbank in Essen AG

» www.essenhyp.de

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

(Essen Hyp) presented its 2004 business results on the occasion of its traditional Annual Reception in the former coal mine Zeche Zollverein. The English version of our Annual Report 2004 is now available.

» **Annual Report 2004 (English version)**

▷ **Impressions of our Annual Reception on March 17, 2005**

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.
» more

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Interest Rate Forecast Meeting
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Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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» www.essenhyp.de
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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

Investor Relations

Ratings and Analyses (as of: November 3, 2005)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook positive)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	**Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004.**
▷ Moody's	**Rating analysis as of June 2002** and **rating confirmation as of March 7, 2003.**
▷ Fitch Ratings	Extract as of November 3, 2005; the complete report can be obtained from Fitch.

(Acrobat Reader required. **Download Acrobat Reader**)

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Investor relations

Interest Rate Forecast G3

Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan 2005/2006

In defiance of all prophecies of doom, U.S. economic growth shows no signs of cooling down. Last year the U.S. economy grew by 4.4%. Facing this, the Federal Reserve is slowly taking its foot from the accelerator. Since June last year the Federal Reserve has spiraled up its key interest rate from 1.0% to 2.5% in six steps. Despite this tightening of the monetary reins the U.S. bond market was mainly friendly. Alan Greenspan himself, president of the Federal Reserve, called this divergent development a conundrum. In this publication I would like to point out and evaluate the attempts by market participants to explain the persistently low U.S. bond yield level. » more

vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Home
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Interest Rate Forecast G3
» Interest Rate Forecast Meeting
Current Financial Topics
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Financial Reports
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Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Nov 2, 2005**
- **Forecast meeting Jul 5, 2005**
- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Interest Rate Forecast Meeting on November 2, 2005

Results of the consensus survey

Forecast for the ECB main refi rate
Status as of November 02, 2005: 2.00%

	4th quarter of 2005	1st quarter of 2006	2nd quarter of 2006	3rd quarter of 2006	4th quarter of 2006
Consensus Forecast	2.00%	2.00%	2.25%	2.50%	2.50%
Highest Forecast	2.25%	3.00%	3.00%	3.00%	3.00%
Lowest Forecast	2.00%	2.00%	2.00%	1.75%	1.50%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of November 02, 2005: 3.53%

	4th quarter of 2005	1st quarter of 2006	2nd quarter of 2006	3rd quarter of 2006	4th quarter of 2006
Consensus Forecast	3.50%	3.60%	3.70%	3.70%	3.70%
Highest Forecast	3.75%	4.00%	4.25%	4.25%	4.50%
Lowest Forecast	3.20%	3.40%	3.00%	2.80%	2.90%
as of Quarter-end					

Participants:

Bernd Bäume, Bankhaus Lampe KG, Düsseldorf
Dr. Gunar Lietz, IKB Deutsche Industriebank AG, Düsseldorf
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

Dr. Thomas Geer, Hypothekenbank in Essen AG, Essen (Treuhänder)
Patrick Braemer, Gallinat-Bank AG, Essen
Raimund Bitter, Hypothekenbank in Essen AG, Essen
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Reinhold Knaus, Westfalenbank AG, Bochum
Gernot Griebling, Landesbank Baden-Württemberg, Stuttgart
Matthias Preller, Landesbank Rheinland-Pfalz, Mainz
Axel Frein, Bankhaus Lampe KG, Düsseldorf
Jens-Uwe Wächter, DekaBank, Frankfurt am Main
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Peter Hohlfeld, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Thomas Hueck, Robert Bosch GmbH, Gerlingen
Robert Holl, Westfälische Landschaft, Münster
Timo Klein, Global Insight (Deutschland) GmbH, Frankfurt am Main
Eugen Keller , Metzler Asset Management GmbH, Frankfurt am Main
Dr. Harald Loy, Deutsche Bundesbank, Düsseldorf
Bernd Mülhaupt, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Albrecht Müller, Publizist, Unternehmens- und Politikberater, Pleisweiler
Andreas Speer, Bayerische Landesbank, München
Dieter Thomaschowski, IRIC GmbH, Erkrath
Dr. Arndt Verleger, CC-Bank, Mönchengladbach
Peter Wirth, Deutsche Apotheker- und Ärztebank, Düsseldorf
Dr. Dieter Wermuth, Wermuth Asset Management GmbH, Frankfurt am Main
Ralf Baczewski, Westfalenbank AG, Bochum
Martin Hofbauer, Hypothekenbank in Essen AG, Essen

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to:Dirk.Chlench@essenhyp.com

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Investor Relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an e-mail and we will add your name to our mailing list.

Articles in 2005

- **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
- **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

- **Germany: Irrational pessimism on bond markets?** November/ December 2004
- **How global savings glut could undermine global economic expansion?** September/ October 2004
- **Germany: Are economists now too bearish about Germany?** May/June 2004
- **Japan: Third Time Lucky!** March/April 2004
- **US-Dollar: It's the economy - stupid!** January/February 2004

Articles in 2003

- **Rare Gems** November/December 2003
- **Japan hands the wooden spoon to Germany!** September/October 2003
- **World: A global economic upturn is underway!** July/August 2003
- **Germany: Glimmer of hope for an economic revival!** May/June 2003

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

▷ **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
▷ **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

▷ **USA: The last ray of hope for the world economy** November/December, 2002
▷ **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
▷ **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
▷ **World:Real interest rates and funding conditions** May/June 2002
▷ **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
▷ **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

▷ **World: Will the New Economy Continue?** November/December 2001
▷ **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
▷ **Germany: Searching for the trough of the business cycle** July/August 2001
▷ **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
▷ **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
▷ **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Articles in 2000

▷ **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
▷ **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
▷ **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
▷ **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

- ▷ **USA: Overvalued US stock market - so what?** March/April 2000
- ▷ **Germany: The return of inflation?** January/February 2000

Articles in 1999

- ▷ **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- ▷ **World: Some Thoughts on the 'liquidity' argument** November 1999
- ▷ **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- ▷ **USA: Don't stay long in bonds** September 1999
- ▷ **Euro area: A review of the first six months of the euro currency** August 1999
- ▷ **USA: Do we get a bear market like in 1994 ?** July 1999
- ▷ **USA: Real Wages versus Unemployment Rate** June 1999
- ▷ **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- ▷ **Euro Area: Implied inflation expectations** April 1999
- ▷ **Euro Area: Real 3-month interest rates** March 1999
- ▷ **USA: Personal savings rate** February 1999

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Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

The power point presentation compiled for our roadshow to the Middle East in February 2005 is available for **download here**.

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

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Overview

Pfandbrief Act

- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I

Code of Conduct

- Outline

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of non-cover loans
- Loans with a LTV > 60%

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vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

▷ **Grundsatz II**

Derivatives

▷ **Counterparty ratings**
▷ **Yield curve distribution**

Ratings

▷ **Overview of ratings**

Breakdown of new lending commitments

▷ **Domestic loans by type of property, region and LTV**
▷ **Foreign loans by type of property, country and LTV**

All figures are updated periodically (see overview of updates).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Credit Research

Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	09.2005
Section 28 (2) (1a) PfandBG	quarterly	09.2005
Section 28 (2) (1b,c) PfandBG	quarterly	09.2005
Section 28 (2) (2) PfandBG	quarterly	09.2005
Section 28 (3) (1) PfandBG	quarterly	09.2005
Section 28 (3) (2) PfandBG	quarterly	09.2005
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	10.2005
by borrowers and regions	monthly	10.2005
by countries	monthly	10.2005
by risk weighting	monthly	10.2005
Cover pool at market value		
Development/ Stress scenario	monthly	10.2005
Surplus cover	monthly	10.2005
Breakdown of new lending commitments		
by rating	monthly	10.2005
by borrowers and regions	monthly	10.2005
by countries	monthly	10.2005

by risk weighting	monthly	10.2005
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	10.2005
by borrowers and regions	monthly	10.2005
by countries	monthly	10.2005
by risk weighting	monthly	10.2005
Breakdown of new lending commitments		
by rating	monthly	10.2005
by borrowers and regions	monthly	10.2005
by countries	monthly	10.2005
by risk weighting	monthly	10.2005
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	09.2005
foreign loans by type of property, country and LTV	quarterly	09.2005
Cover pool at market value		
Development/ Stress scenario	monthly	10.2005
Surplus cover	monthly	10.2005
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	10.2005
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	09.2005

foreign loans by type of property, country and LTV	quarterly	09.2005
Derivatives		
Counterparty ratings	monthly	10.2005
Yield curve distribution	monthly	10.2005
Risk Management		
Value-at-risk	monthly	10.2005
Worst-case scenario	monthly	10.2005
Interest rate risk	monthly	10.2005
Grundsatz I	monthly	10.2005
Grundsatz II	monthly	10.2005

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Sep 30, 2005	Previous year	Sep 30, 2005	Previous year	Sep 30, 2005	Previous year
Mortgage Pfandbriefe	4,571.9	-	4,649.9	-	4,569.5	-
Cover assets	4,815.9	-	5,318.8	-	5,040.5	-
of which: derivatives	0.0	-	0.0	-	0.0	-
of which: additional cover*	425.0	-	563.5	-	511.4	-
Surplus cover	244.0	-	668.9	-	471.0	-

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	Sep 30, 2005				Previous year			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,233.3	2,718.0	620.6	0.0	-	-	-	-
Cover assets	404.4	740.3	2,697.9	973.3	-	-	-	-
of which: additional cover*	0.0	0.0	0.0	425.0	-	-	-	-

*securities issued by other borrowers

in EUR m

b) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Sep 30,	Previous	Sep 30,	Previous	Sep 30,	Previous

	2005	year	2005	year	2005	year
Public-sector Pfandbriefe	55,853.9	-	57,311.8	-	55,878.7	-
Cover assets	57,387.3	-	61,710.1	-	59,260.4	-
of which: derivatives	0.0	-	0.0	-	0.0	-
deduction: currency scenario	0.0	-	0.0	-	116.0	-
Surplus cover	1,533.4	-	4,398.3	-	3,265.7	-

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	**Sep 30, 2005**				**Previous year**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe	12,014.8	35,005.2	8,283.5	550.5	-	-	-	-
Cover assets	3,411.7	22,020.9	23,805.3	8,149.5	-	-	-	-

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Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Sep 30, 2005	**Previous year**
<= € 300,000	3,172.0	-
> € 300,000 - € 5,000,000	470.1	-
> € 5,000,000	748.8	-
Total amount	4,390.9	-

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Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2005		Previous year	
	Commercial	**Residential**	**Commercial**	**Residential**
Germany				
Condominiums	-	653.2	-	-
Detached and semi-detached houses	-	2,404.8	-	-
Apartment buildings	-	517.5	-	-
Office	381.4	-	-	-
Retail	229.4	-	-	-
Industrial	58.8	-	-	-
Other commercial properties	116.6	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total Germany	**786.2**	**3,575.5**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2005		Previous year	
	Commercial	**Residential**	**Commercial**	**Residential**
Belgium				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-

Apartment buildings	-	0.5	-	-
Office	1.0	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total Belgium	**1.0**	**0.5**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2005		Previous year	
	Commercial	Residential	Commercial	Residential
France				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-
Apartment buildings	-	0.0	-	-
Office	0.1	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total France	**0.1**	**0.0**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2005		Previous year	
	Commercial	Residential	Commercial	Residential
The Netherlands				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-
Apartment buildings	-	0.0	-	-

Office	27.6	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total The Netherlands	**27.6**	**0.0**	**0.0**	**0.0**
Total	**814.9**	**3,576.0**	**0.0**	**0.0**

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**Sep 30, 2005**	**Previous year**
Germany	0.5	-
Total	0.5	-

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Austria		
Government	92.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	1,193.1	-
Total	**1,285.1**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Belgium		
Government	27.8	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	90.0	-
Total	**117.8**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Canada		

Government	0.0	-
Regional authorities	324.3	-
Local authorities	0.0	-
Other borrowers	118.4	-
Total	**442.7**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Cyprus		
Government	99.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**99.5**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Czech Republic		
Government	200.0	-
Regional authorities	0.0	-
Local authorities	49.2	-
Other borrowers	12.7	-
Total	**261.9**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Finland		
Government	51.1	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**51.1**	-

Assets serving as cover in EUR m

	Sep 30, 2005	Previous year
France		
Government	2.5	-
Regional authorities	0.0	-
Local authorities	12.9	-
Other borrowers	500.0	-
Total	**515.4**	**-**

Assets serving as cover in EUR m

	Sep 30, 2005	Previous year
Germany		
Government	1,106.7	-
Regional authorities	22,219.6	-
Local authorities	2,622.6	-
Other borrowers	21,791.9	-
Total	**47,740.8**	**-**

Assets serving as cover in EUR m

	Sep 30, 2005	Previous year
Great Britain		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	26.0	-
Total	**26.0**	**-**

Assets serving as cover in EUR m

	Sep 30, 2005	Previous year
Greece		
Government	2.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	35.0	-
Total	**37.5**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Hungary		
Government	545.2	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	50.0	-
Total	**595.2**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Iceland		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	105.0	-
Total	**105.0**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Italy		
Government	0.0	-
Regional authorities	304.8	-
Local authorities	85.0	-
Other borrowers	0.0	-
Total	**389.8**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Latvia		
Government	45.0	-
Regional authorities	0.0	-

Local authorities	0.0	-
Other borrowers	0.0	-
Total	**45.0**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Lithunia		
Government	39.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**39.0**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Poland		
Government	499.4	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**499.4**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Portugal		
Government	1,855.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**1,855.0**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**

Slovak Republic		
Government	218.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**218.5**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Slovenia		
Government	54.1	-
Regional authorities	0	-
Local authorities	0	-
Other borrowers	0	-
Total	**54.1**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Spain		
Government	0.0	-
Regional authorities	1,169.2	-
Local authorities	0.0	-
Other borrowers	333.0	-
Total	**1,502.2**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Sweden		
Government	86.9	-
Regional authorities	0.0	-
Local authorities	133.9	-
Other borrowers	0.0	-
Total	**220.8**	**-**

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Switzerland		
Government	0.0	-
Regional authorities	189.3	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**189.3**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
The Netherlands		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	3.8	-
Other borrowers	68.0	-
Total	**71.8**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
United Staates		
Government	84.4	-
Regional authorities	200.4	-
Local authorities	33.1	-
Other borrowers	59.9	-
Total	**377.8**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Others		
Government	452.8	-
Regional authorities	42.0	-

Local authorities	0.0	-
Other borrowers	151.8	-
Total	**646.6**	-
Total amount	**57,387.3**	-

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG)**.

Total amount of payments in arrears for more than 90 days in EUR m

	Sep 30, 2005	**Previous year**
Country		
Government	0	-
Regional authorities	0	-
Local authorities	0	-
Other borrowers	0	-
Total	**0**	-
Total	**0**	-

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.10.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	14,647	25.27
AA+ / Aa1 / AA+	5,881	10.15
AA / Aa2 / AA	4,761	8.21
AA- / Aa3 / AA-	16,351	28.21
A+ / A1 / A+	2,415	4.17
A / A2/ A	1,133	1,95
A- / A3 / A-	1,279	2.21
BBB+ / Baa1 / BBB+	544	0.94
Without rating *	10,946	18.89
Total	**57,957**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	5,749	9.92
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,559	7.87
Loans within the EU (public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	327	0.56

Others	311	0.54
Total	**10,946**	**18.89**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 57,957m

Information as permitted by banking confidentiality. 31.10.2005

Please click on the different parts of the pie chart for further information.


Special Public-sector banks (solva 0)
7.74%
Foreign loans
17.45%
26.22%
Public-sector banks and saving banks/ Financial Institutions
40.51%
8.08%
Federal Government of Germany, Federal Government's special fund and "Laender"
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	23,481	40.51
Cities, municipalities, non-profit organizations and loans guaranteed	4,684	8.08

by municipal authorities		
special public sector banks (solva 0)	4,486	7.74
Public-sector banks and saving banks/ financial institution	15,194	26.22
Foreign Loans	10,112	17.45
Total	**57,957**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 57,957 m

Information as permitted by banking confidentiality.	31.10.2005
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	**in Euro m**
Federal Government of Germany	222
Federal Government's Special Fund	851
Laender (individual German Federal States)	22,408
Total	**23,481**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 57,957 m

Information as permitted by banking confidentiality.	31.10.2005
Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	**in Euro m**
Baden-Wuerttemberg	258
Bavaria	332
Berlin	8
Brandenburg	1
Bremen	131
Hamburg	559
Hesse	202
Lower Saxony	972
Mecklenburg-Western Pomerania	26
North Rhine-Westphalia	1,551
Rhineland-Palatinate	140
Saarland	96
Saxony	1
Saxony-Anhalt	1
Schleswig-Holstein	403
Thuringia	3
Total	**4,684**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 57,957m

Information as permitted by banking confidentiality.	31.10.2005
Public-sector banks and savings banks	**in Euro m**
special public sector banks (solva 0)	4,486
Total	**4,486**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 57,957m

Information as permitted by banking confidentiality.	31.10.2005
Public-sector banks and savings banks	**in Euro m**
Public-sector banks/ financial institution	8,689
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,447
Bavaria	124
Bremen	10
Hamburg	90
Hesse	180
Lower Saxony	840
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	3,050
Rhineland-Palatinate	121
Saarland	5
Saxony	0
Schleswig-Holstein	567
Mortgage loans guaranteed by the public-sector	16
Total	**15,194**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 57,957m

Information as permitted by banking confidentiality.	31.10.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	1,776
EU member states	3,878
EU regional governments	1,474
EU member states, cities and municipalities	284
Loans guaranteed by EU member states	1,026
EU institutions	0
Subtotal	**8,438**
Other Foreign Loans	**in Euro m**
Public-sector banks	93
States	537
Regional governments	756
cities and municipalities	33
Loans guaranteed by foreign states	255
Subtotal	1,674
Total	**10,112**

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Public-sector loans

Breakdown of cover pool by countries

		31.10.2005
by countries	**in Euro m**	**in %**
Austria	1,285	2.22
Belgium	118	0.20
Canada	443	0.76
Cyprus	99	0.17
Czech Republic	262	0.45
Finland	51	0.09
France	515	0.89
Germany	47,845	82.55
Great Britain	126	0.22
Greece	38	0.07
Hungary	595	1.03
Iceland	105	0.18
Italy	590	1.02
Latvia	45	0.08
Lithunia	39	0.07
Poland	499	0.86
Portugal	1,855	3.20
Slovak Republic	278	0.48
Slovenia	54	0.09
Spain	1,602	2.76
Sweden	221	0.38
Switzerland	189	0.33

The Netherlands	72	0.12
The United States	384	0.66
Others	647	1.12
Total	**57,957**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

31.10.2005

Risk weighting	in Euro m	in %
0%	38,961	67.23
10%	3,264	5.63
20%	15,732	27.14
100%	0	0.00
Total	**57,957**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus co in % in tl case of fall yields
31.10.2005	61,530.28	56,677.61	4,852.67	8.56	3,780.43	6.84	5,952.40	10.24
30.09.2005	61,710.08	57,311.84	4,398.23	7.67	3,265.64	5.84	5,564.87	9.46
31.08.2005	59,821.89	54,513.21	5,308.68	9.74	4,180.94	7.86	6,407.15	11.46
31.07.2005	56,684.00	51,899.00	4,784.00	9.22	3,868.00	7.59	5,586.00	10.57
30.06.2005	58,357.09	53,981.53	4,375.56	8.11	3,328.38	6.27	5,287.48	9.64
31.05.2005	58,377.81	53,620.74	4,757.07	8.87	3,792.13	7.19	5,565.80	10.20
30.04.2005	57,030.69	52,985.78	4,044.91	7.63	3,116.60	5.99	4,831.23	8.95
31.03.2005	56,097.38	52,331.95	3,765.43	7.20	2,833.37	5.54	4,632.64	8.65
28.02.2005	54,733.21	50,224.00	4,509.21	8.98	3,602.76	7.34	5,314.14	10.33
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67
31.12.2004	56,592.45	52,428.38	4,164.07	7.94	3,109.84	6.07	5,134.39	9.57
30.11.2004	56,909.24	52,476.81	4,432.43	8.45	3,362.61	6.56	5,423.30	10.10
31.10.2004	56,414.02	52,861.53	3,552.50	6.66	2,351.02	4.55	4,622.78	8.54
30.09.2004	56,272.94	52,670.90	3,602.04	6.84	2,385.11	4.64	4,698.73	8.70
31.08.2004	55,989.71	52,576.98	3,412.72	6.49	2,211.34	4.31	4,488.71	8.32
31.07.2004	55,810.65	52,499.49	3,311.16	6.31	2,007.42	3.93	4,523.12	8.37
30.06.2004	55,869.76	52,686.32	3,183.44	6.04	1,759.22	3.45	4,543.44	8.35
31.05.2004	55,631.68	52,330.64	3,301.04	6.31	1,717.35	3.39	4,902.65	9.06
30.04.2004	55,419.11	51,409.77	4,009.34	7.80	2,395.04	4.81	6,019.64	11.32

31.03.2004	55,510.38	51,343.85	4,166.53	8.11	2,788.86	5.64	6,612.97	12.51
29.02.2004	54,767.10	51,057.92	3,709.18	7.26	1,908.62	3.86	5,920.97	11.22
31.01.2004	54,366.68	51,077.12	3,259.57	6.44	1,575.83	3.19	5,498.95	10.42

ESSEN HYP

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/10/2005	55,732.50	57,957.39	2,224,89	4.0	661.20	1.2	5.2
30/09/2005	55,853.90	57,387.30	1,533.40	2.7	583.60	1.0	3.7
31/08/2005	53,309.56	55,481.34	2,171.78	4.1	676.9	1.3	5.4
31/07/2005	50,685.58	52,655.52	1,969.94	3.9	1,332.70	2.6	6.5
30/06/2005	52,526.11	53,660.77	1,134.66	2.2	304.45	0.6	2.8
31/05/2005	52,313.45	53,968.26	1,654.81	3.2	615.90	1.2	4.4
30/04/2005	51,789.87	53,005.58	1,215.71	2.3	801.10	1.5	3.8
31/03/2005	51,454.69	52,631.75	1,177.06	2.3	797.80	1.6	3.9
28/02/2005	49,243.87	51,269.03	2,025.16	4.1	535.80	1.1	5.2
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9
31/12/2004	51,340.37	52,705.53	1,365.16	2.7	415.50	0.8	3.5
30/11/2004	51,306.42	53,156.46	1,850.04	3.6	355.36	0.7	4.3
31/10/2004	51,805.87	52,919.77	1,113.90	2.2	399.80	0.8	3.0
30/09/2004	51,802.74	52,965.24	1,162.50	2.2	570.80	1.1	3.3
31/08/2004	51,718.23	52,834.41	1,116.18	2.2	304.80	0.6	2.8
31/07/2004	51,850.10	53,113.88	1,263.78	2.4	446.80	0.9	3.3
30/06/2004	52,128.36	53,165.67	1,037.31	2.0	331.33	0.6	2.6
31/05/2004	51,663.36	52,854.12	1,190.76	2.3	459.75	0.9	3.2
30/04/2004	50,595.48	52,409.61	1,814.13	3.6	593.37	1.2	4.8

31/03/2004	50,105.46	51,723.48	1,618.02	3.2	616.30	1.2	4.4
29/02/2004	49,978.24	51,322.38	1,344.14	2.7	340.17	0.7	3.4
31/01/2004	50,215.02	51,259.87	1,044.85	2.1	115.20	0.2	2.3
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.10.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	3,736	19.52
AA+ / Aa1 / AA+	2,312	12.09
AA / Aa2 / AA	1,647	8.61
AA- / Aa3 / AA-	3,402	17.78
A+ / A1 / A+	1,335	6.98
A / A2/ A	1,369	7.16
A- / A3 / A-	1,430	7.48
BBB+ / Baa1 / BBB+	357	1.87
BBB / Baa2 / BBB	50	0.26
Without rating *	3,490	18.25
Total	**19,128**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	2,808	14.69
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	641	3.35
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	0	0.00
Others	41	0.21

Total	**3,490**	**18.25**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.10.2005

Please click on the different parts of the pie chart for further information.


23.55%
Public-sector banks and saving banks/ Financial Institutions
27.97%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
3.38%
Federal Government of Germany, Federal Government's special fund and "Laender"
Foreign loans
39.01%
Special Public-sector banks (solva 0)
6.09%

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	5,350	27.97
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	647	3.38
special public sector banks (solva 0)	1,165	6.09

Public-sector banks and saving banks/ financial institution	4,504	23.55
Foreign loans	7,462	39.01
Total	**19,128**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.10.2005
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	**in Euro m**
Federal Government of Germany	0
Federal Government's Special Fund	51
Laender (individual German Federal States)	5,299
Total	**5,350**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.10.2005
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	**in Euro m**
Baden-Wuerttemberg	5
Bavaria	8
Berlin	0
Brandenburg	19
Bremen	0
Hamburg	275
Hesse	20
Lower Saxony	291
Mecklenburg-Western Pomerania	1
North Rhine-Westphalia	23
Rhineland-Palatinate	5
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	**647**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.10.2005
Public-sector banks, Private banks and savings banks	**in Euro m**
special public sector banks (solva 0)	1,165
Total	**1,165**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.10.2005
Public-sector banks, Private banks and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	1,706
Savings banks in	**in Euro m**
Baden-Wuerttemberg	786
Bavaria	40
Hamburg	5
Hesse	30
Lower Saxony	517
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	1,079
Rhineland-Palatinate	101
Saxony	25
Schleswig-Holstein	160
Total	**4,504**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.10.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	3,230
EU member states	2,678
EU regional governments	140
EU member states, cities and municipalities	209
Loans guaranteed by EU member states	283
EU institutions	0
Subtotal	**6,540**
Other Foreign Loans	**in Euro m**
Public-sector banks	140
States	553
Regional governments	185
Foreign member states, cities and municipalities	25
Loans guaranteed by foreign states	19
Subtotal	922
Total	**7,462**

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Public-sector loans - Breakdown of new lending commitments

by countries

31.10.2005

by countries	in Euro m	in %
Austria	648	3.39
Belgium	0	0.00
Canada	38	0.20
Cyprus	0	0.00
Czech Republic	113	0.59
Denmark	100	0.52
Estonia	44	0.23
France	162	0.85
Great Britain	598	3.13
Germany	11,666	60.98
Greece	217	1.13
Hungary	295	1.54
Iceland	40	0.21
Ireland	315	1.65
Italy	1,246	6.51
Latvia	0	0.00
Lithuania	0	0.00
Norway	100	0.52
Poland	332	1.74
Portugal	795	4.16
Slovak Republic	248	1.30
Slovenia	20	0.10

Spain	1,067	5.58
Sweden	174	0.91
Switzerland	97	0.51
The Netherlands	166	0.87
The United States	52	0.27
Others	595	3.11
Total	**19,128**	**100.00**

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ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by risk weighting

31.10.2005

Risk weighting	in Euro m	in %
0%	11,011	57.56
10%	1,224	6.40
20%	6,893	36.04
Total	**19,128**	**100.00**

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Credit Research

Risk Report

The management of Hypothekenbank in Essen AG is responsible for adding value to the bank while ensuring efficient control mechanisms. In our opinion, there is no conflict between adding value and efficient monitoring and control mechanisms – indeed, these mechanisms form an integral part of the value creation process. Efficient risk management and controlling is the key to assure the sustainability of the value added. The identification, quantification and management of all risks relevant to our bank is mainly governed by regulatory provisions. Mortgage banks are specialist banks and as such subject to additional regulations laid down in the German Mortgage Bank Act (HBG) and the relevant directives issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever-increasing requirements of market participants, necessitates an efficient risk management and characterizes modern mortgage banks.

Risk monitoring systems

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several electronic organizational manuals. These manuals have been summarized in a generic description of the systematic as an overall reference.

Risk categories

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might lead to adverse deviations from the bank's projected asset development, and from its financial and earnings performance. Market, liquidity, credit and counterparty risks, as well as operational risks are the most important risk categories for Essen Hyp.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Adequate hedging transactions eliminate currency risks.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.
- Operational risks are defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our definition of operational risks.

Risk management under two different accounting standards. Annual accounts in accordance with both HGB and IAS/IFRS. Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards / the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS.

In contrast to German commercial law, risk management under IAS/IFRS focuses on market values. Therefore, derivatives and loans not originated by the bank are reported at market value because the Commerzbank Group does not use the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk management structure – tasks and responsibilities. The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. These policies form the basis of our risk management and control system.
Essen Hyp has been closely cooperating with its parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure coherent risk management and controlling throughout the Group.
The general conditions agreed upon by the Board of Managing Directors determine that risks may only be taken within a predefined risk framework and in accordance with applicable law. The Board of Managing Directors established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Accordingly, any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee.
As Essen Hyp is integrated in the Commerzbank AG's daily reporting system, we receive feedback

from the ZRC regarding our risk positions in addition to our own calculations. This helps us to further validate our risk models.

In 2005 our risk management will be linked even closer to that of the Commerzbank AG via several Group projects, including those relating to the implementation of Basel II, which were started as early as 2004.

A separate project *aiming at a uniform calculation* and presentation of *liquidity risks* throughout the Group, was close to completion at year-end 2004. Furthermore, the Commerzbank AG not only calculates ratios relating to the overall market risk on a daily basis, but also ratios relating to the specific market risk and launched a relevant project to calculate credit spread risks. Essen Hyp is part of this project. Essen Hyp's positions are taken into account in the Commerzbank AG's calculations of the credit spread VaR. As a result, risk figures on the specific market risks of Essen Hyp are available on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its front-end system ATLAS as early as 2003. This project is coordinated by Essen Hyp's Risk Controlling Department. The considerable restructuring was completed in 2004, including the assessment of the model used by an external auditing company. Starting in 2005, we plan to compute our VaR on the basis of the figures provided by ATLAS. Furthermore, we intend to make our own credit spread VaR calculations as from 2005. In these calculations, we will directly use the data provided by the ATLAS system. These projects aim, in particular, at

- further refining and differentiating our risk measurement
- including additional scenario analyses and stress tests in our risk measurement
- simplifying the procedures; and
- improving the ways of analyzing risk sensitivities.

The technical implementation will take place in several modular steps during 2005, to ensure a clear overview of the project progress. This will allow us to implement each module immediately upon its completion. Accordingly, we will be able to see how the implemented modules work prior to the completion of the project. The following table shows the most important risk control and risk management tasks and their assignment to organizational units.

Management of market and liquidity risks	
Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	Market Conformity Checking Section
Risk reporting	Controlling Department Market Conformity Checking Section

Management of credit and counterparty risks	
Public-sector borrowers and credit institutions governed by private law	Treasury Department, Notifying and Credit Research Department
Individual customers (mortgage loans)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Section within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Financing Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department, Notifying and Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section
Management of operational risks	
Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	*Organization Department together with the* organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report,

which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. This gap report was further refined in 2004 by changing it from a quarterly to a monthly basis. The risks deriving from gap positions in the case of interest rate fluctuations are measured and quantified on mark-to-market key figures. The arbitrage-free zerocoupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is based on the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of backtesting procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. *market value changes outside the forecast interval*, we use a *one-sided confidence interval*. In 2004 we observed four outliers when using a 97.5% confidence level. These outliers were mostly due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily.
The worst-case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift. The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 49.3% as of December 31, 2004 and to 69.8% on an annual average. The utilization of the limit for worstcase scenarios stood at 52.5% on the balance sheet date, while the annual average was 49.8%. In addition, we simulate various stress test scenarios in order to better assess and limit possible losses arising from extreme market movements, which generally are not appropriately represented by VaR models. Stress testing represents a suitable complement to the VaR analyses based on historical simulation. Apart from the VaR calculations and the *simulations based on user-defined parameters*, we simulate the impact of changes in interest rate curves, as well as the effects of planned new lending operations and adjust the underlying portfolio accordingly. For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2004 in %


100
40
20

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). In case of an interest rate increase of 100 basis points, this basis point value, calculated with the key rate method, may not exceed a certain limit in proportion to the liable capital, defined by the BaFin. These figures are calculated on a daily basis. In 2004 the average limit utilization within this 'traffic light system' came to 13.3%. On the balance sheet date, limit utilization also was 13.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with the level of interest rate risk incurred by the bank.

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)


25
20
15
10
5
0
Upper limit
Utilization
Annual average

Internal reporting. On each business day, the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management receive information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a bi-weekly basis. This Committee deals with, and issues proposals for decision-making on the bank's interest rate positions, the development of key figures regarding earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department.

The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss

account in accordance with the provisions of both the German Commercial Code (HGB) and IAS/IFRS. The monthly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

On a monthly basis, the Notifying and Credit Research Department provides information about the ratings of our borrowers including, if applicable, information on changes in the assessment of their credit quality. Our monthly reports on capital market transactions are aggregated in the new 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Lending Operations (MaK). The aim is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. As required by the MaK, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits. Another report which is compiled quarterly is the 'Risk Report Real Estate Financing', which analyzes the bank's risk profile resulting from its real estate financing activities. As required by the MaK, this report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate financing and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and property categories. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risks from capital market transactions

Risk management structure – tasks and responsibilities. As of December 31, 2004, the total volume of our public-sector cover assets came to A52.7bn. The high quality of these public-sector cover assets is reflected by the low average risk weighting pursuant to the BIS standards and by the external ratings of leading international rating agencies. In terms of the BIS standards, 66.3% of these assets are classified at a risk weighting of 0%, 10.4% at 10% and 23.3% at 20%. A breakdown of the loan portfolio by rating reveals that 25.2% of the assets have been awarded a triple A, 48.5% a double A, 9.5% a single A and 0.4% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.4 % of the total loan volume, include loans to credit institutions governed by public law and to savings banks (43.3%) and to national and international public-sector bodies (56.7%), whose excellent credit quality was confirmed by our internal credit quality analysis. The composition of our loan portfolio which is held by a trustee and serves as cover for our public-sector Pfandbriefe, can be viewed on our website, which is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A5.4bn as of December 31, 2004. While 2% of these counterparties were rated triple A, 19.1% were rated double A and 76.5% single A. Loans totaling less than A0.2bn were not rated by an external rating agency. The

breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated monthly. Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments which are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A–/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A–/A3 during their term, is limited to one time
the bank's liable capital. As of December 31, 2004 the utilization of this limit was 2.8%, with a maximum limit utilization in 2004 of 30.4%.

Ratings of our cover assets	as of Dec 31, 2004	
Standard & Poor`s / Moody`s / Fitch	**in €m**	**in %**
AAA / Aaa / AAA	13,299	25.23
AA+ / Aa1 / AA+	5,249	9.96
AA / Aa2 / AA	6,777	12.86
AA- / Aa3 / AA-	13,534	25.69
A+ / A1 / A+	2,351	4.46
A / A2 / A	1,515	2.87
A- / A3 / A-	1,135	2.15
BBB+ / Baa1 / BBB+	212	0.40
Not rated	8,634	16.38
Total	**52,706**	**100.00**

Country risks. In order to coordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group. As in the previous years, Essen Hyp did not invest in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 100 of the notes to the annual accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year** (nominal amount)	**1-5 years** (nominal amount)	**> 5 years** (nominal amount)	**Total** (nominal amount)	**Total** (market value)
Triple A	25	606	4,571	5,202	-29
Double A	4,930	27,626	22,978	55,534	-850
Single A	12,110	67,545	40,418	120,073	-2,216
not rated	577	22,383	24,019	46,979	-726
Total	**17,642**	**118,160**	**91,986**	**227,788**	**-3,821**

The figures for the not rated counterparties in the table below relate to German subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year** (nominal amount)	**1-5 years** (nominal amount)	**> 5 years** (nominal amount)	**Total** (nominal amount)	**Total** (market value)
Single A	577	22,333	23,683	46,593	-688
not rated	0	50	336	386	-38
Total	**577**	**22,383**	**24,019**	**46,979**	**-726**

As a non-trading book institution, Essen Hyp does not trade in derivatives. We only use derivatives to hedge our interest rate risk from individual transactions and/or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. The negative market values of the derivatives are offset by valuation reserves from the underlying transactions in the valuation units and by valuation reserves in our loan and securities portfolios, which are covered as a part of our macro hedging. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed. Accordingly, the overall market value may never fall short of a predefined minimum amount. The overall market value of all interest-bearing transactions of our bank is clearly positive.

Net present value of the Pfandbrief cover. Following the implementation of the new Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV), all German mortgage banks are required to calculate the net present value of their public-sector and mortgage Pfandbriefe in accordance with strict requirements. We calculate the net present value of our Pfandbrief cover on a daily basis. Following the amendment of the German Mortgage Bank Act (HBG) in December 2004 it is mandatory to maintain a surplus cover of 2% at all times. Pursuant to Section 6 of the German Mortgage Bank Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios as defined

Net present value surplus cover of our public-sector Pfandbriefe in € bn


Net present value of our public-sector cover pool
Net present value of public-sector Pfandbriefe outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Aug
Oct
Dec

in the Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV). We have always exceeded these minimum requirements. The results of our calculations are submitted to the Federal Financial Supervisory Authority (BaFin) and the rating agencies on a quarterly basis. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations, Essen Hyp uses the dynamic approach in accordance with the Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV). This approach uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average present value surplus cover in 2004 was 4.4% for public-sector Pfandbriefe and 8.3% for mortgage Pfandbriefe.

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we have entered into and nearly completed negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risks relating to real estate financing

The assessment of credit risks relating to real estate financing is the responsibility of the Notifying and Credit Research and the Real Estate Finance Marketing and Real Estate Finance Transaction Management Departments. Assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH.

The responsibilities and authorities with regard to the granting of loans are clearly and unambiguously defined in our Organizational Instructions, which are available to our staff in electronic form. The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decision-making. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate financing, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (MaK). As in the previous years, we have permanently monitored the risks inherent in the larger transactions in our portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and ensuring an adequate provision for possible loan losses.

In 2004 we set up a Credit Risk Committee (CRCO) in order to bundle and optimize the measures referred to above. As a result of its intensive study of problem loans in the books of Essen Hyp and its subsidiaries, the Committee issues proposals on the processing of problem loans, preventive loans and loans which have been called in and are currently being liquidated by the bank or its subsidiaries. The CRCO meets monthly and is composed of the member of the Board of Managing Directors responsible for transaction management or his deputy, the Head of Mortgage Lending Risk Management, the Head of the Foreclosure Department, the Head of Transaction Management and the General Manager of the Essen Hyp Immobilien GmbH. If need be, the meetings are also attended by staff from other Departments. The Committee is chaired by the Head of Mortgage Lending Risk Management who reports on the proposals and recommendations in the subsequent meeting of the Board of Managing Directors.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings

In the period under review Essen Hyp responded to the changes in the regulatory framework governing credit risk capital requirements in accordance with Basel II and the Minimum Requirements for Lending Operations

(MaK), by systematically developing instruments for calculating the minimum capital requirements and measuring credit risks under the Internal Rating Based Approach (IRB). Accordingly, in close cooperation with the Commerzbank AG, we refined our approach for calculating the capital required and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate financing. In this context, Essen Hyp participated in joint projects dealing with probability of default (PD) rating, loss given default (LGD) grading and capital calculation. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required.

PD component in real estate financing

Commercial real estate financing. A joint project aiming to determine PD ratings for commercial properties has been started in cooperation with the publishing house Bank-Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg. This joint project also covers the segment of international real estate financing. Based on the real estate financing know-how of the six participating banks, a PD prototype with certain rating functions has been developed and made available to the individual banks. This prototype was the predecessor of the actual rating tool Essen Hyp implemented in 2004.

The internal property rating is derived from hard facts, such as the analysis of balance sheets and the profitability of the property, and soft facts, such as the quality of the property management, marketing strategies and the location of the property. The input masks for entering the hard facts, such as balance sheets and property data, into the rating tool vary in accordance with the type of borrower and the share of the property in the overall rating. The required data is entered by our credit analysts. When entering balance sheet figures, assets and liabilities are adjusted to their market value (setting up of a balance sheet at market values). Information on soft facts is entered into the property rating tool by answering a catalogue of questions for each individual customer. After the implementation of the internal rating tool, Essen Hyp has all required analytical instruments for rating its existing loan portfolio and new lending commitments in Germany and abroad.

In compliance with the Minimum Requirements for Lending Operations (MaK) we further refined our existing workflows in such a way that the information required to analyze the credit quality of our borrowers is available in time.

Private customers (home loans). To analyze the credit quality of our private customers who apply for home loans via the Commerzbank AG branches, we have an adequate customer and property scoring system in place, which is used throughout the Commerzbank Group. In compliance with the requirements of the Internal Rating Based Approach (IRB) under Basel II, and under the lead of the Commerzbank AG, we will implement in 2005 our own rating system for customers channeled in from other brokers.

LGD component in real estate financing

Commercial real estate financing and private customers. The LGD component is another key element in calculating the minimum capital requirements. As a participant in the LGD project initiated by the Association of German Mortgage Banks (VDH), Essen Hyp will receive the required general data from all member institutions, such as the recovery rate or the duration of the liquidation process. In addition, we received a working document from the VDH, defining all parameters required for the calculation. The final implementation of the LGD tool will take place in 2005. Together with several other VDH members, Essen Hyp entered into a legally binding agreement with Hyp Rating Services GmbH to continue the LGD project. This agreement requires the banks involved to forward data on loan workouts to the Hyp Rating GmbH. This data will be pooled, analyzed and segmented by the Hyp Rating GmbH in such away that the banks involved can use it for their LGD calculations.

PD component for capital market transactions

Public-sector lending and loans to banks. Internal rating approaches for measuring the probability of default of public-sector loans are currently being developed in a separate project in coordination with the rating agency Standard & Poor's and the VDH. As a part of this project, internal rating approaches are set up for different borrower types, such as countries/ central governments, regional and local authorities and sub-state authorities. The final rating tools for the portfolios 'countries/central governments' and 'regional and local authorities' have already been made available to Essen Hyp. We have thus started to analyze our public-sector loans by using these internal rating tools. Standard & Poor's will be responsible for the validation and calibration of the internal rating in the future.

The probabilities of default for the other asset classes, including banks, corporates and insurance companies will be covered by master agreements with the Commerzbank AG.

LGD component for capital market transactions

Public-sector lending and banks. We plan to develop the LGD component for public-sector lending and loans to banks in coordination with external rating agencies in 2005.

Once the rating components referred to above have been implemented for all segments, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating our capital requirements and arriving at a risk-oriented pricing.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law. Based upon thorough analyses, our Real Estate Financing Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that 96% of our home loans fall below

60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risks

The Treasury Department is responsible for the liquidity management, which is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the publicsector, corporate and bank bonds held as assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.29 at the end of the year (minimum ratio required by law: 1.0).

Essen Hyp is integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risks throughout the Commerzbank Group. The first project results were presented in 2004. It is planned to complete the project during 2005.

Development of our liquidity ratio in accordance with Grundsatz II



2.5
2
1.5
1
0.5
0

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks,

Essen Hyp categorized all relevant risks according to their nature as early as 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole. In the past three years, Essen Hyp carried out selfassessments for nearly all bank employees, which provide us with important information on existing or potential risks in the individual departments and sections. We have developed a specific database in order to adequately record, administer and analyze the results.

In addition, the Commerzbank AG developed and introduced separate self-assessments, aimed at managing operational risks at Group level. In November Essen Hyp participated in a Business Continuity Management (BCM) Self-Assessment, which analyzes and assesses the contingency plans of the individual organizational units on the basis of a catalogue of some 50 questions, which cover regulatory requirements laid down under Basel II or in the Minimum Requirements for Trading Activities (MaH) and the Minimum Requirements for Lending Operations (MaK).

The insights gained from this self-assessment will be analyzed and put into practice by the responsible organizational units in a timely manner. Essen Hyp will also participate in a Quality Self Assessment (QSA), which will start at the beginning of 2005. This self-assessment aims at identifying weak points in the workflows and procedures within the Group. For this purpose, we have developed a 'self-assessment matrix', which lists the departments, sections, product groups and business segments to be included in the self-assessment, as well as the specific measures to be taken during the process. This information was communicated to the Commerzbank AG. The self-assessment activities as described above play a key role in the Commerzbank Group's operational risk framework. The aim is to identify potential sources for losses and to prevent such losses by using the information obtained. Another main incentive to pursue such demanding and time-consuming activities is the reduction of the bank's capital requirements by improving the quality of workflows.

Essen Hyp is additionally involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a precise value at risk figure.

Against this background, Essen Hyp has recorded and reported all losses exceeding A5,000 since the beginning of 2002. Since 2003 our bank has been integrated into the Commerzbank AG's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by entering the relevant information into this database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. For the first time, we also reported to our parent company the legal risks. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2004 was A281,400 (including provisions totaling A261,000). However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic

communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been mandated with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of 'hacker attacks'.

Other preemptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so that a continuation of the bank's key business activities for a transitional period is ensured, should the bank's headquarters be destroyed or out of action. In the fourth quarter of 2004 we carried out a comprehensive test to assess the quality of our contingency plans. In a first scenario, we simulated a bomb threat and tested the setup of our reserve headquarters, as well as its linkage to the productive systems on the bank's main premises. In a second scenario, we simulated the total failure of all productive systems in the bank and the resuming of our business activities from the reserve headquarters. Both tests proved that the bank is in a position to continue its business activities in accordance with the legal and regulatory requirements should there be an emergency.

In addition, we continued our qualification program for employees in the operational units and the back office during 2004 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise.

The reports on operational risks in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department in all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options.

The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit

Internal auditing is an integral part of our internal monitoring system. The Internal Audit Department operates independently of all working procedures. It has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements.

As a staff department, our Internal Audit Department reports directly to the Board of Managing Directors and provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or process owners, the Internal Audit Department issues proposals on how to avoid losses, improve the management, monitoring and internal supervision procedures and increase the efficiency of workflows.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should the internal audit, at any time, reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

The importance of risk management for a risk- and profit-oriented corporate management will continue to increase in the future. We are therefore committed to further improving our risk management systems, independently and in particular in cooperation with the Commerzbank Group to maximize the efficiency of our capital allocation.

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/10/2005	64.1	71.6
30/09/2005	75.3	71.6
31/08/2005	65.7	71.6
31/07/2005	87.5	71.6
30/06/2005	54.1	71.6
31/05/2005	61.2	71.6
30/04/2005	68.2	71.6
31/03/2005	85.4	71.6
28/02/2005	89.9	71.6
31/01/2005	70.6	71.6
31/12/2004	49.4	70.2
30/11/2004	67.1	70.2
31/10/2004	80.6	70.2
30/09/2004	83.2	70.2
31/08/2004	75.3	70.2
31/07/2004	75.5	70.2
30/06/2004	83.0	70.2
31/05/2004	62.0	70.2
30/04/2004	79.5	70.2
31/03/2004	55.7	70.2
29/02/2004	60.5	70.2
31/01/2004	76.7	70.2

31/12/2003	59.2	70.4
30/11/2003	69.8	70.4
31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4
31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/10/2005	65.2	66.5
30/09/2005	63.3	66.5
31/08/2005	64.2	66.5
31/07/2005	65.4	66.5
30/06/2005	59.3	66.5
31/05/2005	75.7	66.5
30/04/2005	83.7	66.5
31/03/2005	83.3	66.5
28/02/2005	65.3	66.5
31/01/2005	53.8	66.5
31/12/2004	52.6	50.2
30/11/2004	76.2	50.2
31/10/2004	63.5	50.2
30/09/2004	58.7	50.2
31/08/2004	55.0	50.2
31/07/2004	56.1	50.2
30/06/2004	56.6	50.2
31/05/2004	41.3	50.2
30/04/2004	43.3	50.2
31/03/2004	34.0	50.2
29/02/2004	36.6	50.2
31/01/2004	46.5	50.2
31/12/2003	42.1	54.0
30/11/2003	54.9	54.0
31/10/2003	58.5	54.0

30/09/2003	60.1	54.0
31/08/2003	54.4	54.0
31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0
28/02/2003	63.2	54.0
31/01/2003	55.7	54.0

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Risk Management

Interest rate risk

Essen Hyp calculates unsolicitedly the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital.

Date	Average utilization
31/10/2005	8.25%
30/09/2005	13.16%
31/08/2005	9.49%
31/07/2005	7.59%
30/06/2005	4.13%
31/05/2005	5.90%
30/04/2005	15.02%
31/03/2005	16.66%
28/02/2005	15.98%
31/01/2005	15.06%
31/12/2004	12.11%
30/11/2004	16.59%
31/10/2004	17.18%
30/09/2004	17.60%
31/08/2004	17.39%
31/07/2004	17.55%
30/06/2004	13.08%
31/05/2004	10.22%
30/04/2004	11.36%

31/03/2004	10.83%
29/02/2004	9.43%
31/01/2004	6.63%
31/12/2003	10.59%

These figures are calculated daily. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.0% (percentage required by law: 8%) and a core capital ratio of 6.5% (percentage required by law: 4%) as of Oktober 31, 2005, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BaFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Okt 04 Nov 04 Dec 04 Jan 05 Feb 05 Mar 05 Apr 05 May 05 Jun 05 Jul 05 Aug 05 Sep 05 Okt 05

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
31/10/2005	4.0	6.5	8.0	12.0
30/09/2005	4.0	6.5	8.0	12.0
31/08/2005	4.0	6.5	8.0	12.0
31/07/2005	4.0	6.6	8.0	12.3
30/06/2005	4.0	6.6	8.0	12.3
31/05/2005	4.0	6.7	8.0	12.5
30/04/2005	4.0	6.8	8.0	12.6
31/03/2005	4.0	6.8	8.0	12.8
28/02/2005	4.0	6.3	8.0	12.3
31/01/2005	4.0	6.4	8.0	12.4
31/12/2004	4.0	6.4	8.0	12.3
30/11/2004	4.0	6.4	8.0	12.3
31/10/2004	4.0	6.5	8.0	12.6
30/09/2004	4.0	6.6	8.0	12.6
31/08/2004	4.0	6.5	8.0	12.5
31/07/2004	4.0	6.5	8.0	12.3
30/06/2004	4.0	6.3	8.0	12.0

31/05/2004	4.0	6.3	8.0	12.0
30/04/2004	4.0	6.2	8.0	11.9
31/03/2004	4.0	6.0	8.0	11.5
29/02/2004	4.0	5.6	8.0	11.3
31/01/2004	4.0	6.0	8.0	12.1
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1
31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/10/2005	1.19	1.0
30/09/2005	1.34	1.0
31/08/2005	1.24	1.0
31/07/2005	1.26	1.0
30/06/2005	1.19	1.0
31/05/2005	1.18	1.0
30/04/2005	1.35	1.0
31/03/2005	1.50	1.0
28/02/2005	1.32	1.0
31/01/2005	1.16	1.0
31/12/2004	1.29	1.0
30/11/2004	1.26	1.0
31/10/2004	1.22	1.0
30/09/2004	1.30	1.0
31/08/2004	1.31	1.0
31/07/2004	1.21	1.0
30/06/2004	1.29	1.0
31/05/2004	1.90	1.0
30/04/2004	1.60	1.0

31/03/2004	1.16	1.0
29/02/2004	1.70	1.0
31/01/2004	1.64	1.0
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity 31.10.2005

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	260.8	0.96	757.9	0.60	3,958.9	4.38	4,977.6	2.04
Double A	4,321.7	15.88	36,990.9	29.23	25,627.0	28.35	66,939.6	27.41
Single A	22,625.2	83.16	88,779.1	70.16	60,795.8	67.27	172,200.1	70.54
Triple B	0	0	14.7	0.01	0.0	0	14.7	0.01
Total	**27,207.7**	**100.00**	**126,542.6**	**100.00**	**90,381.7**	**100.00**	**244,132.0**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.10.2005**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	25,941.5	95.35	123,842.0	97.87	87,130.4	96.40	236,913.8	97.05
Swaptions	332.3	1.22	747.3	0.59	636.8	0.70	1,716.5	0.70
Other interest rate derivatives	0	0	179.0	0.14	0	0.00	179.0	0.07
Currency swaps	933.9	3.43	1,774.3	1.40	2,614.5	2.90	5,322.7	2.18
Total	**27,207.7**	**100.00**	**126,542.6**	**100.00**	**90,381.7**	**100.00**	**244,132.0**	**100.00**

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Investor Relations

Ratings and Analyses (as of: November 3, 2005)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook positive)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

- ▷ Standard & Poor's — Research update as of July 12, 2005 and Rating analysis as of Aug 31, 2004.
- ▷ Moody's — Rating analysis as of June 2002 and rating confirmation as of March 7, 2003.
- ▷ Fitch Ratings — Extract as of November 3, 2005; the complete report can be obtained from Fitch.

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X
Interest rate risk	X
Compliance with the self-restrictions regarding the investment of available funds	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.10.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.90
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	70	7.01
AA- / Aa3 / AA-	100	10.01
A+ / A1 / A+	75	7.51
A / A2 / A	45	4.50
A- / A3 / A-	700	70.07
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	0	0.00
Total	**999**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	0	0.00
Total	**0**	**0.00**

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Breakdown of non-cover assets

by borrowers

		31.10.2005
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	184	18.42
International credit institutions	300	30.03
Other foreign financial institutions (guaranteed by national or international credit institutions)	480	48.05
Others	35	3.50
Total	**999**	**100.00**

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Breakdown of non-cover assets

by countries

		31.10.2005
by countries	**in Euro m**	**in %**
Germany	35	3.50
EU member states without Germany		
The Netherlands	194	19.43
France	105	10.51
Denmark	0	0.00
Austria	0	0.00
Great Britain	25	2.50
Ireland	10	1.00
Italy	47	4.70
Spain	125	12.51
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**506**	**50.65**
Non EU member states in Western Europe	0	0.00
Others	458	45.85
Total	**999**	**100.00**

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Breakdown of non-cover assets

by risk weighting

		31.10.2005
Risk weighting	**in Euro m**	**in %**
0%	133	13.31
10%	0	0.00
20%	592	59.26
100%	274	27.43
Total	**999**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **31.10.2005**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA/Aa2/AA	50	8.22
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	85	13.98
A / A2 / A	32	5.26
A- / A3 / A-	441	72.54
Without Rating	0	0.00
Total	**608**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00
Total	0	0.00

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Non-cover loans - Breakdown of new lending commitments

by borrowers

	31.10.2005	
by borrowers	**in Euro m**	**in %**
National credit institutions	110	18.09
Foreign Governments and municipalities	53	8.72
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	355	58.39
Others	90	14.80
Total	**608**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

		31.10.2005
by countries	**in Euro m**	**in %**
Germany	40	6.58
EU member states without Germany		
The Netherlands	118	19.41
Belgium	7	1.15
France	70	11.51
Austria	0	0.00
Denmark	0	0.00
Great Britain	25	4.11
Ireland	0	0.00
Italy	50	8.22
Spain	135	22.21
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**405**	**66.61**
Non EU member states in Western Europe	0	0.00
Others	163	26.81
Total	**608**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

31.10.2005

Risk weighting	in Euro m	in %
0%	49	8.06
10%	0	0.00
20%	370	60.85
100%	189	31.09
Total	**608**	**100.00**

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 30.09.2005

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	671.3	35.8	28.7	3.5	173.9	47.4	55.5	28.9	28.9	19.3	929.6	37.0
	West **	471.1	25.1	366.7	45.0	53.7	14.6	20.8	17.5	57.3	38.3	602.9	24.0
	East ***	15.7	0.8	14.6	1.8	0.8	0.2	0.0	0.0	0.2	0.1	16.7	0.7
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	45.5	2.4	26.3	3.2	10.3	2.8	3.2	2.7	6.0	4.0	65.0	2.6
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	27.6	1.5	0.0	0.0	9.2	2.5	4.6	3.9	3.6	2.4	45.0	1.8
	West **	220.6	11.8	186.9	22.9	30.2	8.2	5.3	4.5	8.3	5.6	264.4	10.5
	East ***	58.9	3.1	42.5	5.2	18.3	5.0	7.1	6.0	12.0	8.0	96.3	3.8
Hotels and restaurants	Foreign countries	59.0	3.1	0.0	0.0	4.0	1.1	1.8	1.5	0.0	0.0	64.8	2.6
	West **	30.5	1.6	11.7	1.4	12.5	3.4	4.6	3.9	14.8	9.9	62.4	2.5
	East ***	22.6	1.2	0.0	0.0	6.3	1.7	1.8	1.5	1.2	0.8	31.9	1.3
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	160.0	8.5	103.7	12.7	25.2	6.9	8.9	7.5	12.0	8.0	206.1	8.2
	East ***	1.3	0.1	1.2	0.1	0.2	0.1	0.0	0.0	0.0	0.0	1.5	0.1
Ware-houses and exhibition buildings	Foreign countries	31.1	1.7	0.0	0.0	10.4	2.8	2.9	2.4	4.2	2.8	48.6	1.9
	West **	58.0	3.1	32.5	4.0	10.7	2.9	2.1	1.8	1.0	0.7	71.8	2.9
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	790.3	42.1	28.7	3.5	197.9	54.0	64.9	54.6	36.7	24.5	1,089.8	43.4
	West **	986.5	52.6	727.8	89.3	142.6	38.9	44.9	37.7	99.4	66.5	1,273.4	50.7
	East ***	100.1	5.3	58.3	7.2	26.1	7.1	9.1	7.7	13.4	9.0	148.7	5.9
	Total	**1,876.9**	**100.0**	**814.8**	**100.0**	**366.6**	**100.0**	**118.9**	**100.0**	**149.5**	**100.0**	**2,511.9**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	2,512.1	56.7	2,137.1	59.8	71.9	33.8	2.7	11.3	1.3	3.4	2,588.0	55.0
	East ***	354.1	8.0	267.7	7.5	18.2	8.6	1.3	5.4	0.4	1.0	374.0	7.9
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	734.7	16.6	618.0	17.3	25.1	11.8	1.5	6.3	0.7	1.8	762.0	16.2
	East ***	46.1	1.0	35.2	1.0	1.6	0.8	0.1	0.5	0.1	0.3	47.9	1.0
Residen-tial con-struction for letting purposes	Foreign countries	55.3	1.2	0.5	0.0	17.5	8.2	6.6	27.6	4.5	11.7	83.9	1.8
	West **	631.0	14.2	482.8	13.5	68.2	32.1	9.0	37.6	15.3	39.9	723.5	15.4
	East ***	100.0	2.3	34.7	1.0	10.1	4.8	2.7	11.3	16.0	41.8	128.8	2.7
Total residential properties	Foreign countries	55.3	1.2	0.5	0.0	17.5	8.2	6.6	27.6	4.5	11.7	83.9	1.8
	West **	3,877.8	87.5	3,237.9	90.6	165.2	77.7	13.2	55.2	17.3	45.2	4,073.5	86.5
	East ***	500.2	11.3	337.6	9.4	29.9	14.1	4.1	17.2	16.5	43.1	550.7	11.7
	Total	**4,433.3**	**100.0**	**3,576.0**	**100.0**	**212.6**	**100.0**	**23.9**	**100.0**	**38.3**	**100.0**	**4,708.1**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	845.6	72.0	29.2	0.6	215.4	18.4	71.5	6.1	41.2	3.5	1,173.7	16.3
	West **	4,864.3	91.0	3,965.7	90.3	307.8	5.8	58.1	1.1	116.7	2.1	5,346.9	74.0
	East ***	600.3	85.8	395.9	9.1	56.0	8.0	13.2	1.9	29.9	4.3	699.4	9.7
	Total	**6,310.2**	**87.4**	**4,390.8**	**100.0**	**579.2**	**8.0**	**142.8**	**2.0**	**187.8**	**2.6**	**7,220.0**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.09.2005

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	86.8	0.0	13.0	5.0	4.5	109.3	10.0
	Belgium	1.1	1.0	0.0	0.0	0.0	1.1	0.1
	England	333.9	0.0	104.6	36.5	19.3	494.3	45.4
	France	117.7	0.1	17.9	4.2	1.6	141.4	13.0
	Canada	20.8	0.0	7.0	3.5	3.5	34.8	3.2
	The Netherlands	49.4	27.6	10.9	0.3	0.0	60.6	5.6
	Spain	61.6	0.0	20.5	6.0	0.0	88.2	8.1
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.2
Shops	Poland	27.6	0.0	9.2	4.6	3.6	45.0	4.1
Hotels and restaurants	United States	12.0	0.0	4.0	1.8	0.0	17.8	1.6
	France	47.0	0.0	0.0	0.0	0.0	47.0	4.3
Warehouse and exhibition buildings	France	31.1	0.0	10.4	2.9	4.2	48.6	4.5
Total commercial properties	United States	98.8	0.0	17.0	6.8	4.5	127.1	11.7
	Belgium	1.1	1.1	0.0	0.0	0.0	1.1	0.1
	England	333.9	0.0	104.6	36.5	19.3	494.3	45.4
	France	195.8	0.1	28.3	7.1	5.8	237.0	21.7
	Canada	20.8	0.0	7.0	3.5	3.5	34.8	3.2
	The Netherlands	50.7	27.6	11.3	0.4	0.0	62.4	5.7

	Poland	27.6	0.0	9.2	4.6	3.6	45.0	4.1
	Spain	61.6	0.0	20.5	6.0	0.0	88.1	8.1
	Total	**790.3**	**28.7**	**197.9**	**64.9**	**36.7**	**1,089.8**	**100.0**

Residential Properties in Euro m 30.09.2005

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.2
Residential con-struction for letting purposes	United States	34.0	0.0	10.7	3.2	2.5	50.4	60.1
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	0.7
	France	20.5	0.0	6.8	3.4	2.0	32.7	39.0
Total residential properties	United States	34.0	0.0	10.7	3.2	2.5	50.4	60.1
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	0.7
	France	20.7	0.0	6.8	3.4	2.0	32.9	39.2
	Total	**55.3**	**0.5**	**17.5**	**6.6**	**4.5**	**83.9**	**100.0**

Total in Euro m 30.09.2005

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	United States	132.8	0.0	27.7	10.0	7.0	177.5	15.1
	Belgium	1.7	1.5	0.0	0.0	0.0	1.7	0.1
	England	333.9	0.0	104.6	36.5	19.3	494.3	42.1
	France	216.5	0.1	35.1	10.5	7.8	269.9	23.0
	Canada	20.8	0.0	7.0	3.5	3.5	34.8	3.0
	The Netherlands	50.7	27.6	11.3	0.4	0.0	62.4	5.3
	Poland	27.6	0.0	9.2	4.6	3.6	45.0	3.8
	Spain	61.6	0.0	20.5	6.0	0.0	88.1	7.6
	Total	**845.6**	**29.2**	**215.4**	**71.5**	**41.2**	**1,173.7**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
31.10.2005	5,160.49	4,547.25	613.24	13.49	424.00	9.48	822.93	17.78
30.09.2005	5,318.82	4,649.87	668.95	14.39	471.03	10.31	888.32	18.76
31.08.2005	5,320.51	4,661.42	659.09	14.14	462.27	10.10	877.56	18.48
31.07.2005	5,290.00	4,628.00	662.00	14.30	504.00	11.04	834.00	17.77
30.06.2005	5,239.20	4,555.40	683.80	15.01	532.03	11.83	848.12	18.37
31.05.2005	5,100.54	4,146.51	954.03	23.01	804.10	19.64	1,115.57	26.56
30.04.2005	5,108.05	4,317.49	790.55	18.31	629.90	14.78	950.45	21.72
31.03.2005	4,969.25	4,172.34	796.91	19.10	622.86	15.16	973.35	22.97
28.02.2005	4,922.94	4,168.10	754.84	18.11	580.01	14.15	932.60	22.01
31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65
31.12.2004	4,877.21	4,189.36	687.85	16.42	515.99	12.53	862.91	20.25
30.11.2004	4,795.28	4,246.67	548.61	12.92	384.54	9.21	715.97	16.57
31.10.2004	4,712.03	4,236.64	475.39	11.22	307.87	7.40	646.95	14.99
30.09.2004	3,570.10	3,215.79	354.31	11.02	256.84	8.20	450.23	13.64
31.08.2004	3,515.48	3,187.26	328.22	10.30	230.66	7.43	423.86	12.95
31.07.2004	3,415.73	3,147.42	268.31	8.52	153.74	5.03	384.68	11.86
30.06.2004	3,450.04	3,144.54	305.50	9.72	189.20	6.22	424.67	13.05

31.05.2004	3,500.26	3,114.61	385.65	12.38	254.99	8.49	524.16	16.24
30.04.2004	3,236.24	3,008.50	227.74	7.57	103.27	3.56	381.56	12.23
31.03.2004	3,133.24	2,856.19	277.06	9.70	167.37	6.09	412.39	13.91
29.02.2004	3,036.60	2,821.82	214.78	7.61	97.87	3.59	358.57	12.28
31.01.2004	2,935.24	2,764.33	170.91	6.18	65.08	2.44	302.33	10.55

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	**Mortgage *Pfandbriefe* outstanding**	**cover**	**Surplus cover**	**in %**	**Not yet serving as cover**
31/10/2005	4,492.88	4,763.82	270.94	6.0	1,690.20
30/09/2005	4,571.90	4,815.90	244.0	5.3	1,658.30
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4,5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69
30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31
31/12/2004	4,127.60	4,480.38	352.78	8.5	2,237.51
30/11/2004	4,180.37	4,391.70	211.33	5.1	2,212.20
31/10/2004	4,180.37	4,365.66	185.29	4.4	2,317.65
30/09/2004	3,170.73	3,345.44	174.71	5.5	3,172.49
31/08/2004	3,141.05	3,301.42	160.37	5.1	3,225.50
31/07/2004	3,116.04	3,224.28	108.24	3.5	3,270.80
30/06/2004	3,119.81	3,190.27	70.46	2.3	3,321.02
31/05/2004	3,084.92	3,225.48	140.56	4.6	3,295.01
30/04/2004	2,967.92	3,164.93	197.01	6.6	3,348.58

31/03/2004	2,794.87	3,035.01	240.14	8.6	2,337.70
29/02/2004	2,756.13	2,948.72	192.59	7.0	2,456.84
31/01/2004	2,716.16	2,872.70	156.54	5.8	2,410.48
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
31/10/2005	12.63
30/09/2005	13.01
31/08/2005	13.20
31/07/2005	13.45
30/06/2005	13.38
31/05/2005	14.16
30/04/2005	13.91
31/03/2005	13.98
28/02/2005	14.05
31/01/2005	13.97
31/12/2004	14.06
30/11/2004	13.77
31/10/2004	13.85
30/09/2004	13.90
31/08/2004	14.23
31/07/2004	14.82
30/06/2004	15.12
31/05/2004	15.19
30/04/2004	14.86
31/03/2004	15.80

29/02/2004	15.54
31/01/2004	15.01
31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

30.09.2005

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	186.6	40.0	0.0	0.0	77.8	61.8	37.5	70.9	31.6	59.6	333.5	47.8
	West **	55.8	12.0	0.0	0.0	14.0	11.1	4.8	9.1	0.0	0.0	74.6	10.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	7.2	1.5	0.0	0.0	0.7	0.6	0.4	0.8	0.0	0.0	8.3	1.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	89.6	19.2	0.0	0.0	7.6	6.0	3.8	7.2	10.7	20.2	111.7	16.0
	West **	48.7	10.4	3.5	25.7	8.3	6.6	1.9	3.6	5.3	10.0	64.2	9.2
	East ***	20.0	4.3	0.0	0.0	1.6	1.3	0.2	0.4	0.0	0.0	21.8	3.1
Hotels and restaurants	Foreign countries	2.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	0.3
	West **	0.1	0.0	0.1	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
	East ***	7.1	1.5	0.0	0.0	2.4	1.9	1.2	2.3	4.7	8.9	15.4	2.2
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	17.6	3.8	0.0	0.0	5.8	4.6	2.7	5.1	0.7	1.3	26.8	3.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	31.8	6.8	10.0	73.5	7.5	6.0	0.4	0.8	0.0	0.0	39.7	5.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	278.2	59.6	0.0	0.0	85.4	67.9	41.3	78.1	42.3	79.6	447.2	64.0
	West **	161.2	34.6	13.6	100.0	36.4	28.9	10.2	19.3	6.0	11.4	213.8	30.7
	East ***	27.1	5.8	0.0	0.0	4.0	3.2	1.4	2.6	4.7	9.0	37.2	5.3
	Total	**466.5**	**100.0**	**13.6**	**100.0**	**125.8**	**100.0**	**52.9**	**100.0**	**53.0**	**100.0**	**698.2**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	51.0	40.8	0.5	22.7	2.7	15.4	0.4	8.2	0.5	11.1	54.6	35.9
	East ***	6.7	5.4	0.1	4.5	0.6	3.4	0.1	2.0	0.0	0.0	7.4	4.9
Owned flats	Foreign countries	2.2	1.8	0.0	0.0	0.6	3.4	0.0	0.0	0.0	0.0	2.8	1.8
	West **	15.4	12.3	0.1	4.5	0.7	4.0	0.0	0.0	0.0	0.0	16.1	10.6
	East ***	0.4	0.3	0.1	4.5	0.1	0.6	0.0	0.0	0.0	0.0	0.5	0.3
Residen-tial con-struction for letting purposes	Foreign countries	29.3	23.4	0.0	0.0	9.8	56.0	4.1	83.7	4.0	88.9	47.2	31.1
	West **	15.9	12.7	1.2	54.5	2.5	14.3	0.3	6.1	0.0	0.0	18.7	12.3
	East ***	4.1	3.3	0.2	9.1	0.5	2.9	0.0	0.0	0.0	0.0	4.6	3.0
Total residential properties	Foreign countries	31.5	25.3	0.0	0.0	10.4	59.4	4.1	83.7	4.0	88.9	50.0	32.9
	West **	82.3	65.7	1.8	81.8	5.9	33.7	0.7	14.3	0.5	11.1	89.4	58.9
	East ***	11.2	9.0	0.4	18.2	1.2	6.9	0.1	2.0	0.0	0.0	12.5	8.2
	Total	**125.0**	**100.0**	**2.2**	**100.0**	**17.5**	**100.0**	**4.9**	**100.0**	**4.5**	**100.0**	**151.9**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	309.7	62.3	0.0	0.0	95.8	19.3	45.4	9.1	46.3	9.3	497.2	58.5
	West **	243.5	80.3	15.4	97.5	42.3	13.9	10.9	3.6	6.5	2.2	303.2	35.7
	East ***	38.3	77.1	0.4	2.5	5.2	10.5	1.5	3.0	4.7	9.5	49.7	5.8
	Total	**591.5**	**69.6**	**15.8**	**100.0**	**143.3**	**16.9**	**57.8**	**6.8**	**57.5**	**6.8**	**850.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m — 30.09.2005

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	Belgium	15.3	0.0	5.1	2.5	2.1	25.0	5.6
	England	69.9	0.0	57.7	28.9	18.0	174.5	39.1
	France	49.5	0.0	14.4	6.1	11.5	81.5	18.2
	Poland	18.6	0.0	0.6	0.0	0.0	19.2	4.3
	United States	33.3	0.0	0.0	0.0	0.0	33.3	7.4
Shops	Poland	22.9	0.0	7.6	3.8	10.7	45.0	10.1
	Spain	66.7	0.0	0.0	0.0	0.0	66.7	14.9
Hotels and restaurants	Spain	2.0	0.0	0.0	0.0	0.0	2.0	0.4
Total commercial properties	Belgium	15.3	0.0	5.1	2.5	2.1	25.0	5.6
	England	69.9	0.0	57.7	28.9	18.0	174.5	39.0
	France	49.5	0.0	14.4	6.1	11.5	81.5	18.2
	Poland	41.5	0.0	8.2	3.8	10.7	64.2	14.4
	United States	33.3	0.0	0.0	0.0	0.0	33.3	7.4
	Spain	68.7	0.0	0.0	0.0	0.0	68.7	15.4
	Total	**278.2**	**0.0**	**85.4**	**41.3**	**42.3**	**447.2**	**100.0**

Residential Properties in Euro m — 30.09.2005

Purpose of property	Country*	LTV up	of which	LTV 61-	LTV 81-	LTV >90%	Total	in %

		to 60%	used as cover	80%	90%			
owned flats	France	2.2	0.0	0.6	0.0	0.0	2.8	5.6
Residential construction for letting purposes	France	5.6	0.0	1.9	0.9	0.7	9.1	18.2
	United States	23.7	0.0	7.9	3.2	3.3	38.1	76.2
Total residential properties	France	7.8	0.0	2.5	0.9	0.7	11.9	23.8
	United States	23.7	0.0	7.9	3.2	3.3	38.1	76.2
	Total	**31.5**	**0.0**	**10.4**	**4.1**	**4.0**	**50.0**	**100.0**

Total in Euro m 30.09.2005

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	Belgium	15.3	0.0	5.1	2.5	2.1	25.0	5.0
	England	69.9	0.0	57.7	28.9	18.0	174.5	35.2
	France	57.3	0.0	16.9	7.0	12.2	93.4	18.8
	Poland	41.5	0.0	8.2	3.8	10.7	64.2	12.9
	United States	57.0	0.0	7.9	3.2	3.3	71.4	14.3
	Spain	68.7	0.0	0.0	0.0	0.0	68.7	13.8
	Total	**309.7**	**0.0**	**95.8**	**45.4**	**46.3**	**497.2**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Pfandbrief Banks.

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- **Günter Pless** Head of Treasury
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- **Raimund Bitter** Deputy Head of Treasury

Capital Markets	Money Markets	Derivatives
Oliver Schwarzer	Michael Leineweber	Oliver Schwarzer
Heinrich Strack	Monika Rieks	Stefan Zander

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Jumbos / Globals and their Increases
Amounts in EUR m Status: 10.10.2005

	Increases							Ratings	
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/ Moody's	Fitch
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aaa	AAA
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aaa	AAA
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aaa	AAA
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aaa	AAA
A0A C5V	500	05/04	2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aaa	AAA
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aaa	AAA
802 308	750	04/05	2,750	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ			1,500	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z			1,000	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F			2,000	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

HBE 0AJ	2,000	3,25	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE0DE	1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461	5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK	1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division

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Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
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Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	**Moody's**
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	BBB+	A2
Subordinated Debt	BBB	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Information Memorandum.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Stefan Zander
Head of Derivatives/ Structured Products
Tel.: +49 201 8135-353
E-mail:
Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

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On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
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Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
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Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

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» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
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Current Financial and Economic Topics
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Securities Prospectus

All potential purchasers of securities issued by Hypothekenbank in Essen Aktiengesellschaft under its Debt Issuance Programme are required to carefully read the Selling Restrictions of the basis prospectus and of any Final Terms of such offering(s) in order to verify whether they qualify as an investor under the programme or the offering.

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This document constitutes two base prospectuses of Hypothekenbank in Essen Aktiengesellschaft: (i) the base prospectus in respect of non-equity securities within the meaning of Art. 22 No. 6(4) of the Commission Regulation (EC) No. 809/2004 of 29 April 2004 (the ***"Commission Regulation"****) and (ii) the base prospectus in respect of Pfandbriefe (non-equity securities within the meaning of Art. 22 No. 6(3) of the Commission Regulation) (together, the* ***"Debt Issuance Programme Prospectus"*** *or the* ***"Prospectus"****).*

Debt Issuance Programme Prospectus
Dated 31 October 2005

HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen Aktiengesellschaft

Essen, Federal Republic of Germany

– Issuer –

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

(the **"Programme"**)

Application has been made to list and trade notes (the **"Notes"**, which expression includes Pfandbriefe and Participation Certificates (as defined herein) unless otherwise indicated) to be issued under the Programme on the market of the Luxembourg Stock Exchange appearing on the list of regulated markets issued by the European Commission (Regulated Market *"Bourse de Luxembourg"*). Notes issued under the Programme may also be listed on other or further stock exchanges or may not be listed at all.

The Issuer has requested the *Commission de Surveillance du Secteur Financier* of the Grand Duchy of Luxembourg (the **"CSSF"**) in its capacity as competent authority under the Luxembourg Law on prospectuses for securities (*Loi relative aux prospectus pour valeurs mobilières*), which implements the Directive 2003/71/EC of the European Parliament and the Council of 4 November 2003 into Luxembourg law (the **"Luxembourg Law"**), to provide the competent authorities in the Federal Republic of Germany, the Republic of Austria, the United Kingdom of Great Britain and Northern Ireland and the Republic of Ireland on 31 October 2005 with a certificate of approval attesting that this Prospectus has been drawn up in accordance with the Luxembourg Law relating to prospectuses for securities (**"Notification"**). The Issuer may request the CSSF to provide competent authorities in additional host Member States within the European Economic Area with a Notification. Under the Luxembourg Law, prospectuses relating to money market instruments having a maturity at issue of less than 12 months and complying also with the definition of securities are not subject to the approval provisions of Part II of such Law.

Arrangers

COMMERZBANK CORPORATES & MARKETS | **MERRILL LYNCH INTERNATIONAL**

Dealers

ABN AMRO	**BARCLAYS CAPITAL**
CALYON, CORPORATE AND INVESTMENT BANK	**CITIGROUP**
COMMERZBANK CORPORATES & MARKETS	**DEUTSCHE BANK**
GOLDMAN SACHS INTERNATIONAL	**DZ BANK AG**
LEHMAN BROTHERS	**HSBC**
MORGAN STANLEY	**MERRILL LYNCH INTERNATIONAL**
UBS INVESTMENT BANK	**SG CORPORATE & INVESTMENT BANKING**

This Prospectus will be published in electronic form on the websites of the Issuer (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and of the Luxembourg Stock Exchange (www.bourse.lu). This Prospectus replaces the Information Memorandum dated 7 May 2004 and it is valid for 12 months following the date of its publication.

TABLE OF CONTENTS

RESPONSIBILITY STATEMENT

Hypothekenbank in Essen Aktiengesellschaft, with its registered office in Essen, (**"Essenhyp"**, the **"Bank"** or the **"Issuer"**) is solely responsible for the information given in this Prospectus. The Issuer hereby declares that, having taken all reasonable care to ensure that such is the case, the information contained in this prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

NOTICE

The Issuer has confirmed to the Dealers (as defined herein) that this Prospectus contains all information with regard to the Issuer and the Notes which is material in the context of the Programme and the issue and offering of Notes thereunder, that the information contained herein with respect to the Issuer and the Notes is accurate in all material respects and is not misleading; that any opinions and intentions expressed herein with respect to the Issuer and the Notes are honestly held, that there are no other facts with respect to the Issuer and the Notes the omission of which would make this Prospectus as a whole or any of such information or the expression of any such opinions or intentions misleading and that the Issuer has made all reasonable enquiries to ascertain all facts material for the purposes aforesaid.

No person has been authorised to give any information which is not contained in or not consistent with this Prospectus or any other document entered into or any other information supplied in connection with the Programme and, if given or made, such information must not be relied upon as having been authorised by the Issuer, the Dealers or any of them.

This Prospectus should be read and understood in conjunction with any supplement hereto and with any other documents incorporated herein by reference and, in relation to any Series of Notes, together with the applicable final terms (the **"Final Terms"**).

This Prospectus is valid for 12 months following the date of its publication and this Prospectus and any supplement hereto as well as any Final Terms reflect the status as of their respective dates of publication. The delivery of this Prospectus and the offering, sale or delivery of any Notes may not be taken as an implication that the information contained in such documents is accurate and complete subsequent to their respective dates of issue or that there has been no adverse change in the financial condition of the Issuer since such date or that any other information supplied in connection with the Programme is accurate at any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The Issuer has undertaken with the Dealers to publish a supplement to this Prospectus or to publish a new Prospectus if and when information herein should become materially inaccurate or incomplete or in the event of any significant new factor, material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of the Notes and, where approval by the CSSF of any such document is required, upon such approval having been given.

Neither the Arranger nor any Dealer nor any other person mentioned in this Prospectus, except for the Issuer, is responsible for the information contained in this Prospectus or any supplement thereof, or any Final Terms or any other document incorporated herein by reference and, accordingly and to the extent permitted by the laws of any relevant jurisdiction, none of these persons accepts any responsibility for the accuracy and completeness of the information contained in any of these documents.

The distribution of this Prospectus and any Final Terms and the offering, sale and delivery of Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus or any Final Terms comes are required to inform themselves about and observe any such restrictions. For a description of restrictions applicable in the Member States of the Economic European Area in general, the United Kingdom of Great Britain and Northern Ireland, the United States of America, Switzerland and Japan see "Selling Restrictions" on pages 161 to 164 of this Prospectus. In particular, the Notes

have not been and will not be registered under the U. S. Securities Act of 1933, as amended (the **"Securities Act"**), and are subject to tax law requirements of the United States of America; subject to certain exceptions, Notes may not be offered, sold or delivered within the United States of America or to U. S. persons.

The language of this Prospectus is English. Any part of this Prospectus in the German language constitutes a translation. In respect of the issue of any Tranche of Notes under the Programme, the German text of the Terms and Conditions is controlling and binding if so specified in the relevant Final Terms.

This Prospectus may only be used for the purpose for which it has been published.

This Prospectus and any Final Terms may not be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such an offer or solicitation.

This Prospectus and any Final Terms do not constitute an offer or invitation by or on behalf of the Issuer or the dealers to any person to subscribe for or to purchase any Notes.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the stabilising manager(s) (or persons acting on behalf of any stabilising manager(s)) in the applicable Final Terms may over-allot Notes (provided that, the aggregate principal amount of Notes allotted does not exceed 105 per cent of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilising manager(s) (or persons acting on behalf of a stabilising manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date and 60 days after the date of the allotment of the relevant Tranche of Notes.

GENERAL DESCRIPTION OF THE PROGRAMME

General

Under the Programme, Notes may be issued in the form of Fixed Rate Notes, Floating Rate Notes, Index-linked Notes, Dual Currency Notes, Zero Coupon Notes or any other type on which the Issuer and the relevant Dealer(s) may agree. Notes may also be issued as Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) or Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe)*. Mortgage Pfandbriefe and Public-Sector Pfandbriefe may be issued in the form of Global Pfandbriefe (the **"Global Pfandbriefe"**) (all together, the **"Pfandbriefe"**). In addition, the Issuer may issue Notes as profit participation certificates (the **"Participation Certificates"**). Distributions on the Participation Certificates can be made as fixed rate distribution or a floating rate distribution.

Dealers under the Programme are the following: ABN AMRO Bank N.V., Barclays Bank PLC, Calyon, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Deutsche Bank Aktiengesellschaft, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers International (Europe), Merrill Lynch International, Morgan Stanley & Co. International Limited, Société Générale and UBS Limited and any additional Dealer appointed under the Programme of the Issuer from time to time (each a **"Dealer"** and together, the **"Dealers"**) which appointment may be for a specific issue or on an ongoing basis.

The maximum aggregate principal amount of all Notes from time to time outstanding under the Programme will not exceed € 20,000,000,000 (or its equivalent in other currencies calculated as described herein). The Issuer may increase the amount of the Programme in accordance with the terms of the Dealer Agreement (as defined herein) from time to time.

Notes may be issued on a continuing basis to one or more of the Dealers. Notes may be distributed by way of public or private placements and, in each case, on a syndicated or non-syndicated basis. The method of distribution of each Tranche will be stated in the relevant Final Terms.

Notes will be issued in tranches (each a **"Tranche"**), each Tranche consisting of Notes which are identical in all respects. One or more Tranches, which are expressed to be consolidated and forming a single series and being identical in all respects, but may have different issue dates, interest commencement dates, issue prices and/or dates of first interest payments, may form a series (**"Series"**) of Notes. Further Notes may be issued as part of an existing Series. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions) will be set forth in the applicable Final Terms.

Notes will be issued in such denominations as may be agreed between the relevant Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms.

Notes may be issued at their principal amount or at a discount or premium to their principal amount.

Notes (other than Pfandbriefe and Participation Certificates) may be issued as senior Notes (**"Senior Notes"**) or subordinated Notes (**"Subordinated Notes"**).

Application has been made to list and trade Notes to be issued under the Programme on the market of the Luxembourg Stock Exchange appearing on the list of regulated markets issued by the European Commission (Regulated Market *"Bourse de Luxembourg"*). The Programme provides that Notes may be listed on other or further stock exchanges including, but not limited to, the Düsseldorf Stock Exchange, as may be agreed between the Issuer and the relevant Dealer(s) in relation to each issue. Notes may further be issued under the Programme without being listed on any stock exchange.

BNP Paribas Securities Services, Luxembourg Branch, will act as Fiscal Agent, Luxembourg Paying Agent and Luxembourg Listing Agent.

Issue Procedures

General

The Issuer and the relevant Dealer(s) will agree on the terms and conditions applicable to each particular Tranche of Notes (the **"Conditions"**). The Conditions will be constituted by the Terms and Conditions of the Notes set forth below (the **"Terms and Conditions"**) as completed, modified, supplemented or replaced by the provisions of the Final Terms. The Final Terms relating to each Tranche of Notes will specify:

- whether the Conditions are to be Long-Form Conditions or Integrated Conditions (each as described below); and
- whether the Conditions will be in the German language or the English language or both (and, if both, whether the German language version or the English language version is controlling).

As to whether Long-Form Conditions or Integrated Conditions will apply, the Issuer anticipates that:

- Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered.
- Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or are to be distributed, in whole or in part, to non-professional investors.

As to the controlling language of the respective Conditions, the Issuer anticipates that, in general, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed between the Issuer and the relevant Dealer:

- in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language;
- in the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of the Fiscal Agent and Essenhyp, as specified on the back cover of this Prospectus.

Long-Form Conditions

If the Final Terms specify that Long-Form Conditions are to apply to the Notes, the provisions of the applicable Final Terms and the Terms and Conditions, taken together, shall constitute the Conditions. Such Conditions will be constituted as follows:

- the blanks in the provisions of the Terms and Conditions which are applicable to the Notes will be deemed to be completed by the information contained in the Final Terms as if such information were inserted in the blanks of such provisions;
- the Terms and Conditions will be modified, supplemented or replaced by the text of any provisions of the Final Terms modifying, supplementing or replacing, in whole or in part, the provisions of the Terms and Conditions;
- alternative or optional provisions of the Terms and Conditions as to which the corresponding provisions of the Final Terms are not completed or are deleted will be deemed to be deleted from the Conditions; and
- all instructions and explanatory notes set out in square brackets in the Terms and Conditions and any footnotes and explanatory text in the Final Terms will be deemed to be deleted from the Conditions.

Where Long-Form Conditions apply, each global note representing the Notes of the relevant Series will have the Final Terms and the Terms and Conditions attached. If Definitive Notes are delivered in

respect of the Notes of such Series, they will have endorsed thereon either (i) the Final Terms and the Terms and Conditions in full, (ii) the Final Terms and the Terms and Conditions in a form simplified by the deletion of non-applicable provisions, or (iii) Integrated Conditions, as the Issuer may determine.

Integrated Conditions

If the Final Terms specify that Integrated Conditions are to apply to the Notes, the Conditions in respect of such Notes will be constituted as follows:

- all of the blanks in all applicable provisions of the Terms and Conditions will be completed according to the information contained in the Final Terms and all non-applicable provisions of the Terms and Conditions (including the instructions and explanatory notes set out in square brackets) will be deleted; and/or
- the Terms and Conditions will be otherwise modified, supplemented or replaced, in whole or in part, according to the information set forth in the Final Terms.

Where Integrated Conditions apply, the Integrated Conditions alone will constitute the Conditions. The Integrated Conditions will be attached to each global note representing Notes of the relevant Series and will be endorsed on any Definitive Notes exchanged for any such global note.

SUMMARY

*The following constitutes a summary (the **"Summary"**) of the essential characteristics and risks associated with the Issuer and the Notes to be issued under the Programme. This Summary should be read as an introduction to this Prospectus. Any decision by an investor to invest in the Notes should be based on consideration of this Prospectus as a whole, including the documents incorporated by reference, any supplement thereto and the relevant Final Terms. Where a claim relating to the information contained in this Prospectus, including the documents incorporated by reference, any supplement thereto and the relevant Final Terms is brought before a court, the plaintiff investor might, under the national legislation of such court, have to bear the costs of translating the Prospectus, any documents incorporated by reference, any supplement thereto and the relevant Final Terms before the legal proceedings are initiated. Civil liability attaches to the Issuer, who has tabled this Summary including any translation thereof and has applied or will apply for its notification, but only if the Summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus.*

The following Summary does not purport to be complete and is taken from and qualified in its entirety by the remainder of this Prospectus and, in relation to the terms and conditions of any particular Tranche of the Notes, the applicable Final Terms.

SUMMARY OF RISK FACTORS

Risk Factors regarding the Issuer

The principal risks to which Essenhyp is exposed are categorised in the following groups:

- Market risk
  - Interest rate risk
  - Spread risk
- Liquidity risk
- Credit risk
  - Counterparty risk
- Operational risk

For more information on each of these risks see "Risk factors in respect of Hypothekenbank in Essen AG".

Risk Factors regarding the Notes

Liquidity Risk

There can be no assurance that a liquid secondary market for the Notes will develop or, if it does develop, that it will continue. In an illiquid market, an investor might not be able to sell his Notes at any time at a fair market price. The possibility to sell the Notes might additionally be restricted by country-specific reasons.

Market Price Risk

The holder of a Note (the **"Holder"**) is exposed to the risk of an unfavourable development of market prices of his Notes which materialises if the Holder sells the Notes prior to the final maturity of such Notes.

Risk of Early Redemption

If the Issuer has the right to redeem the Notes prior to maturity or if the Notes are redeemed prior to maturity due to the occurrence of an event set out in the Terms and Conditions of the Notes, a Holder of such Notes is exposed to the risk that due to early redemption his investment will have a lower than expected yield.

Currency Risk/Dual Currency Notes

A Holder of a Note denominated in a foreign currency and a Holder of a dual currency Note is exposed to the risk of changes in currency exchange rates which may affect the yield of such Notes.

Fixed Rate Notes

A Holder of fixed rate Notes is exposed to the risk that the price of such Fixed Rate Notes falls as a result of changes in the market interest rate.

Floating Rate Notes

The Holder of a floating rate Note is exposed to the risk of fluctuating interest rate levels and uncertain interest income. Fluctuating interest rate levels make it impossible to determine the profitability of Floating Rate Notes. Floating Rate Notes may include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features. The market value of such structured Floating Rate Notes tend to be more volatile than the market value of conventional Floating Rate Notes.

Zero Coupon Notes

The Holder of a zero coupon Note is exposed to the risk that the price of such Note falls as a result of changes in the market interest rate. Prices of Zero Coupon Notes are more volatile than prices of Fixed Rate Notes and are likely to respond to a greater degree to market interest rate changes than interest bearing Notes with a similar maturity.

Index-linked Notes

The Holder of an index-linked interest Note is exposed to the risk of fluctuating interest rate levels and/ or uncertainty with respect to the interest income and may receive no interest at all. The yield of an Index-linked Interest Note may even be negative. A Holder of an index-linked redemption Note is exposed to uncertainty with respect to the redemption amount. The yield of an Index-linked Redemption Note may be negative and an investor might lose the value of its entire investment or part of it. Uncertainty with respect to interest and repayment amount makes it impossible to determine the yield of Index-linked Notes in advance. The more volatile the relevant index, the greater the uncertainty of interest income and redemption amount.

Structured Notes

An investment in Notes, the premium and/or the interest on and/or principal of which is determined by reference to one or more values of currencies, commodities, interest rates or other indices of formulae, either directly, indirectly or inversely (**"Structured Notes"**), may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security at the same time and/or that an investor could lose all or a substantial portion of principal of its Structured Notes.

Risks in connection with Caps

The yield of Notes with a cap can be considerably lower than that of similar structured Notes without a cap.

Risk of Potential Conflicts of Interest in case of an Underlying

It cannot be ruled out that decisions made by the Issuer and/or the Dealer(s) made in other independent business areas may have a negative impact on the value of an underlying.

Credit Linked Notes

The Holder of a credit linked Note is exposed to the credit risk of the Issuer and that of one or more reference entities (as specified in the applicable Final Terms). There is no guarantee that the Holder of such Credit Linked Note will receive the full principal amount of such Notes and interest thereon and ultimately the obligations of the Issuer to pay principal under the Notes may even be reduced to zero.

Subordinated Notes

In the event of the liquidation, insolvency, composition or other proceedings for the avoidance of insolvency of or against the Issuer, such obligations will be subordinated to the claims of all unsubordinated creditors of the Issuer so that in any such event no amounts will be payable under such obligations until the claims of all unsubordinated creditors of the Issuer will have been satisfied in full.

Participation Certificates

A Holder of Participation Certificates is exposed to the risk (i) that he will receive less distributions or no distributions at all and/or that the distributions will be made at a later point in time than expected (distribution risk), (ii) of a reduction of the repayment amount of his Participation Certificates and/or (iii) that, in the event of any insolvency proceedings over the assets or the liquidation of the Issuer, payments on the Participation Certificates will not be made until all other unsubordinated creditors are satisfied.

SUMMARY REGARDING THE ISSUER

Essenhyp was established on 30 September 1986 and is registered under number HRB 7083 in the commercial register of the lower regional court (*Amtsgericht*) of Essen. The registered office is located in Essen and its head office is at Gildehofstraße 1, 45127 Essen, Federal Republic of Germany.

Essenhyp is part of the Commerzbank Group, a family of financial institutions led by Commerzbank Aktiengesellschaft, Frankfurt am Main, Federal Republic of Germany (**"Commerzbank AG"**). Commerzbank AG holds 51 per cent. of the shares in Essenhyp, the remaining 49 per cent. of the shares are held by the Schuppli Group.

Essenhyp's core business is the public sector-lending. To a lesser extent, Essenhyp also engages in mortgage lending. Main products are public-sector and mortgage Pfandbriefe, unsecured bonds and promissory notes. The principal markets of Essenhyp are the Federal Republic of Germany, Europe, North America and Asia.

SUMMARY REGARDING THE NOTES (EXCLUDING PARTICIPATION CERTIFICATES)

Form of Notes

Notes may be issued in bearer form only.

Pfandbriefe

Notes may be issued under the Programme as Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) or Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe*).

The Programme also provides for Global Pfandbriefe which may be offered and sold in transactions outside the United States of America in reliance on Regulation S under the Securities Act and within the United States of America only to "qualified institutional buyers" in reliance on the exemptions from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act.

Pfandbriefe constitute recourse obligations of Essenhyp. They are secured or "covered" by separate pools of mortgage loans (in the case of Mortgage Pfandbriefe) or public loans (in the case of Public-Sector Pfandbriefe) which are regulated by the Pfandbrief Act (*Pfandbriefgesetz*) and monitored by an independent trustee appointed by the Federal Banking Supervisory Authority.

Specified Currencies

Subject to any applicable legal or regulatory restrictions and requirements of relevant central banks, Notes may be issued in euro or any other currency agreed by the Issuer and the relevant Dealer.

Denominations of Notes

Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms save that the minimum denomination of the Notes will be € 1,000 or, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of € 1,000 at the time of the issue of the Notes.

Maturities

Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

Fixed Rate Notes

Fixed Rate Notes bear a fixed interest income throughout the entire term of the Notes. Fixed interest will be payable on such basis as may be agreed between the Issuer and the relevant Dealer, as specified in the applicable Final Terms.

Floating Rate Notes

Floating Rate Notes will bear interest at a reference interest rate determined (and as adjusted for any applicable margin):

- on the same basis as the floating rate under a notional interest rate swap transaction in the relevant specified currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swap and Derivatives Association, Inc., and as amended and updated as at the date on which the first tranche of the Notes of the relevant Series is issued),

- on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service, or
- on such other basis as indicated in the applicable Final Terms.

The margin, if any, relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Interest periods for Floating Rate Notes will be one, two, three, six or twelve months or such other period(s) as may be agreed between the Issuer and the relevant Dealer, (as specified in the applicable Final Terms).

Structured Floating Rate Notes

A Floating Rate Note may include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features.

Fixed to Floating Rate Notes

Fixed to floating rate Notes may bear interest at a rate which may be converted from a fixed rate to a floating rate, or from a floating rate to a fixed rate.

Step-Up and Step-Down Notes

Interest rates on step-up Notes increase over the years, interest on step-down Notes decrease over the years. The dates on which interest increases or decreases, respectively, and the interest rates are predetermined. There are also combinations of step-up and step-down Notes, whereby the predetermined interest rate may increase or decrease from one year to another.

Instalment Notes

Instalment Notes are Notes, where payment of principal is made in instalments. Instalment will be made as the Issuer and the relevant Dealer may agree (as specified in the applicable Final Terms).

Index-linked Notes

Index-linked Notes may be issued as Index-linked Interest Notes or Index-linked Redemption Notes or a combination of both.

Index-linked Interest Notes

Payments of interest in respect of Index-linked Interest Notes will be made by reference to a single index or other factors (including changes in the price of securities and commodities or movements in exchange rates) and/or such formula as may be specified by the Issuer and the relevant Dealer (as indicated in the applicable Final Terms).

Index-linked Redemption Notes

Payments of principal in respect of Index-linked Redemption Notes will be calculated by reference to a single index or other factors (including changes in the price of securities and commodities or movements in exchange rates) and/or such formula as may be specified by the Issuer and the relevant Dealer (as indicated in the applicable Final Terms). Each nominal amount of Index-linked Notes equal to the denomination specified in the applicable Final Terms will be redeemed by payment of the redemption amount specified in or as determined pursuant to provisions in the applicable Final Terms.

Other provisions in relation to Floating Rate Notes and Index-linked Interest Notes

Floating Rate Notes and Index-linked Interest Notes may also have a maximum interest rate (**"Cap"**), a minimum interest rate (**"Floor"**) or both. Interest on Floating Rate Notes and Index-linked Interest Notes in respect of each Interest Period, as selected prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates specified in, or determined pursuant to, the applicable Final Terms and will be calculated as specified in the applicable Final Terms.

Dual Currency Notes

Dual Currency Notes are Notes, where payment of principal and/or payment of interest can be made in different currencies. Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree as indicated in the applicable Final Terms.

Zero Coupon Notes

Zero Coupon Notes will be offered and sold at a discount to their principal amount and will not bear interest other than in the case of late payment.

Credit-linked Notes

Credit-linked Notes may be issued relating to one or more reference entities (as specified in the applicable Final Terms). Such Notes may be redeemed prior to their scheduled maturity and at less than their principal amount on the occurrence of a credit event (as specified in the applicable Final Terms) and interest on such Notes may cease to accrue prior to the scheduled maturity of such Notes or may, due to potential principal reductions, be reduced on the occurrence of such credit event. On the occurrence of a credit event and if so specified in the applicable Final Terms, such Notes may be redeemed by settlement in the form of physical delivery of certain assets.

Other Notes

Notes may be of any other type of security which the Issuer and the relevant Dealer(s) may agree. The terms governing such Notes will be specified in the applicable Final Terms.

Redemption

The applicable Final Terms will indicate either that the Notes cannot be redeemed prior to their stated maturity (except for taxation reasons, or, in the case of Senior Notes only, upon the occurrence of an event of default) or that such Notes will be redeemable at the option of the Issuer and/or the Holders upon giving notice within the notice period (if any) specified in the applicable Final Terms to the Holders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such terms as specified in the applicable Final Terms.

Pfandbriefe will not in any event be capable of being redeemed prior to their stated maturity for taxation reasons or at the option of their Holders.

Any Notes, the proceeds of which are to be accepted by the Issuer in the United Kingdom, which must be redeemed before the first anniversary of their date of issue shall (a) have a redemption value of not less than £ 100,000 (or an amount of equivalent value denominated wholly or partly in a currency other than Sterling), and (b) provide that no part of any such Note may be transferred unless the redemption value of that part is not less than £ 100,000 (or such an equivalent amount).

Taxation

All amounts payable in respect of the Notes will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany, or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In such event, the Issuer will (if this is provided for in the Terms and Conditions) pay such additional amounts as shall be necessary in order that the net amounts received by the Holders after such withholding or deduction shall equal the respective amounts which the Holder would otherwise have received in the absence of such withholding or deduction subject to the exemptions set out in the Terms and Conditions.

Pfandbriefe will not provide for the obligation of the Issuer to pay such additional amounts in the event of taxes or duties being withheld or deducted from payments of principal or interest as aforesaid.

Early Redemption for Taxation Reasons

Early redemption for taxation reasons will be permitted if, as a result of any change in, or amendment to the tax laws or regulations (including any change in, or amendment to, an official interpretation or application of such laws or regulations) of the Federal Republic of Germany, the Issuer is required to pay additional amounts on the Notes.

Pfandbriefe will not be subject to early redemption for taxation reasons.

Status of the Notes

The Senior Notes will constitute unsecured and unsubordinated obligations of the Issuer ranking *pari passu* without any preference among themselves and *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer.

The Pfandbriefe will constitute unsubordinated obligations ranking *pari passu* without any preference among themselves and (i) in the case of Public-Sector Pfandbriefe *pari passu* with all other obligations of Essenhyp under Public-Sector Pfandbriefe and (ii) in the case of Mortgage Pfandbriefe *pari passu* with all other obligations of Essenhyp under Mortgage Pfandbriefe. Pfandbriefe are covered, however, by a separate pool of public-sector loans (in the case of Public Pfandbriefe) or mortgage loans (in the case of Mortgage Pfandbriefe).

Subordinated Notes will constitute unsecured and subordinated obligations of the Issuer ranking *pari passu* without any preference among themselves and *pari passu* with all other subordinated obligations of the Issuer. In the event of the dissolution, liquidation or insolvency of the Issuer, such obligations will be subordinated to the claims of all unsubordinated creditors of the Issuer.

Negative Pledge

The Terms and Conditions of the Notes will not provide for a negative pledge provision.

Events of Default and Cross Default

The Senior Notes (excluding Pfandbriefe) will provide for events of default entitling the Holders of the Notes to demand immediate redemption. Pfandbriefe and Subordinated Notes will not provide for any event of default entitling Holders to demand immediate redemption. Neither the Terms and Conditions of the Notes (excluding Pfandbriefe) nor the Terms and Conditions of Pfandbriefe will provide for a cross-default.

Governing Law

German law.

Place of Performance and Place of Jurisdiction

Place of performance: Essen.

Non-exclusive place of jurisdiction: Essen.

In the case of Pfandbriefe, such place of jurisdiction is exclusive for legal proceedings brought by merchants (*Kaufleute*) and certain other entities.

SUMMARY REGARDING PARTICIPATION CERTIFICATES

Form of Participation Certificates

Participation Certificates are issued in bearer form only.

Nature of Participation Certificates

The Participation Certificates represent creditor's rights, which do not include any shareholder rights, in particular no attendance, participation or voting rights at the shareholder's meetings of Essenhyp.

Distribution

Holders of Participation Certificates are entitled to receive out of the balance sheet profit during the term of the Participation Certificates an annual distribution ranking senior to the dividend claims of the shareholders of the Issuer at the rate specified in the applicable Final Terms.

The distributions shall not be payable to the extent that such payment would cause a balance sheet loss (*Bilanzverlust*) with the Issuer.Replenishment obligations may exist if Essenhyp records balance sheet profit during the term of the Participation Certificates.

Participation in Balance Sheet Losses

Should a loss be recorded in the balance sheet of the Issuer or if the registered share capital of the Issuer is reduced to compensate losses, the claim for repayment by the Holders of Participation Certificates shall be reduced.

If the Issuer records annual net income in the fiscal years following the participation in the balance sheet loss, such annual net income is to be used, after allocation of any amounts required by law to replenish legal reserves, to increase the claims for repayment of principal up to the nominal amount of the Participation Certificates prior to making distributions on Participation Certificates or an appropriation of profit.

Subordination

Any claims arising from the Participation Certificates will be subordinated to all other unsubordinated claims of any other creditors of the Issuer.

Governing Law

German law.

Place of Performance and Jurisdiction

Place of performance: Essen.

Non-exclusive place of jurisdiction: Essen.

Such place of jurisdiction is exclusive for legal proceedings brought by merchants (*Kaufleute*) and certain other entities.

GERMAN TRANSLATION OF THE SUMMARY

Der folgende Abschnitt stellt die Zusammenfassung der wesentlichen Merkmale und Risiken der Emittentin und der Schuldverschreibungen, die unter dem Programm begeben werden, dar. Die Zusammenfassung ist als Einleitung zum Prospekt zu verstehen. Der Anleger sollte jede Entscheidung zur Anlage in die betreffenden Wertpapiere auf die Prüfung des gesamten Prospekts, einschließlich der durch Verweis einbezogenen Dokumente, etwaiger Nachträge und der Endgültigen Bedingungen stützen. Für den Fall, daß vor einem Gericht Ansprüche aufgrund der in einem Prospekt durch Verweis einbezogenen Dokumente, etwaiger Nachträge sowie den in den jeweiligen Endgültigen Bedingungen enthaltenen Informationen geltend gemacht werden, könnte der klagende Anleger aufgrund einzelstaatlicher Rechtsvorschriften die Kosten für eine Übersetzung des Prospekts, der durch Verweis einbezogenen Dokumente, etwaiger Nachträge und der Endgültigen Bedingungen in die Gerichtssprache vor Prozeßbeginn zu tragen haben. Die Emittentin, die die Zusammenfassung einschließlich einer Übersetzung davon vorgelegt hat und deren Meldung beantragt hat oder beantragen wird, kann haftbar gemacht werden, jedoch nur für den Fall, daß die Zusammenfassung irreführend, unrichtig oder widersprüchlich ist, wenn sie zusammen mit anderen Teilen des Prospekts gelesen wird.

Die nachstehende Zusammenfassung ist keine vollständige Darstellung, sondern gehört zum Prospekt und ist im Zusammenhang mit dem Prospekt insgesamt sowie, in Bezug auf die Emissionsbedingungen einzelner Tranchen von Schuldverschreibungen, mit den maßgeblichen Endgültigen Bedingungen zu lesen.

ZUSAMMENFASSUNG DER RISIKOFAKTOREN

Zusammenfassung der die Emittentin betreffenden Risikofaktoren

Die wesentlichen Risiken, denen die Essenhyp ausgesetzt ist, gliedern sich in die folgenden Gruppen:

- Marktrisiko
  - Zinsänderungsrisiko
  - Spreadrisiko
- Liquiditätsrisiko
- Kreditrisiko
  - Adressenausfallrisiko
- Operationelles Risiko

Für weitere Informationen zu den einzelnen Risiken wird auf das Kapitel „Risk Factors in respect of Hypothekenbank in Essen" verwiesen.

Zusammenfassung der die Schuldverschreibungen betreffenden Risikofaktoren

Liquiditätsrisiko

Es besteht keine Gewißheit, daß ein liquider Sekundärmarkt für Schuldverschreibungen entstehen wird, oder sofern er entsteht, daß er fortbestehen wird. In einem illiquiden Markt könnte es sein, daß ein Anleger seine Schuldverschreibungen nicht jederzeit zu angemessenen Marktpreisen veräußern kann. Die Möglichkeit Schuldverschreibungen zu veräußern kann darüber hinaus aus landesspezifischen Gründen eingeschränkt sein.

Marktpreisrisiko

Der Gläubiger einer Schuldverschreibung (der **„Gläubiger"**) ist dem Risiko nachteiliger Entwicklungen der Marktpreise seiner Schuldverschreibungen ausgesetzt, welches sich verwirklicht, wenn der Gläubiger seine Schuldverschreibungen vor Endfälligkeit veräußert.

Risiko der Vorzeitigen Rückzahlung

Sofern der Emittentin das Recht eingeräumt wird, die Schuldverschreibungen vor Fälligkeit zurückzuzahlen, ist der Gläubiger solcher Schuldverschreibungen dem Risiko ausgesetzt, daß infolge der vorzeitigen Rückzahlung seine Kapitalanlage eine geringere Rendite als erwartet aufweisen wird.

Währungsrisiko/Doppelwährungs-Schuldverschreibungen

Der Gläubiger einer Schuldverschreibung, die auf eine fremde Währung lautet und der Gläubiger von Doppelwährungs-Schuldverschreibungen sind dem Risiko von Wechselkursschwankungen ausgesetzt, welche den Ertrag solcher Schuldverschreibungen beeinflussen können.

Festverzinsliche Schuldverschreibungen

Der Gläubiger einer festverzinslichen Schuldverschreibung ist dem Risiko ausgesetzt, daß der Kurs einer solchen Schuldverschreibung infolge von Veränderungen des aktuellen Marktzinssatzes fällt.

Variabel verzinsliche Schuldverschreibungen

Der Gläubiger einer variabel verzinslichen Schuldverschreibung ist dem Risiko eines schwankenden Zinsniveaus und ungewisser Zinserträge ausgesetzt. Ein schwankendes Zinsniveau macht es unmöglich, die Rendite von variabel verzinslichen Schuldverschreibungen zu bestimmen. Variabel verzinsliche Schuldverschreibungen können mit Multiplikatoren oder anderen Hebelfaktoren sowie mit Zinsober- und Zinsuntergrenzen oder einer Kombination dieser Merkmale oder mit ähnlichen Merkmalen ausgestattet sein. Der Kurs solcher Schuldverschreibungen neigt zu größerer Volatilität als bei herkömmlichen Schuldverschreibungen.

Nullkupon-Schuldverschreibungen

Der Gläubiger von Nullkupon-Schuldverschreibungen ist dem Risiko ausgesetzt, daß der Kurs einer solchen Schuldverschreibung infolge von Veränderungen des Marktzinssatzes fällt. Kurse von Nullkupon-Schuldverschreibungen sind volatiler als Kurse von festverzinslichen Schuldverschreibungen und reagieren in höherem Maße auf Veränderungen des Marktzinssatzes als verzinsliche Schuldverschreibungen mit einer ähnlichen Fälligkeit.

Indexierte Schuldverschreibungen

Der Gläubiger einer Zins-indexierten Schuldverschreibung ist dem Risiko eines schwankenden Zinsniveaus und/oder Ungewißheit in Bezug auf den Zinsertrag ausgesetzt und wird möglicherweise überhaupt keine Verzinsung erhalten. Die Rendite einer Zins-indexierten Schuldverschreibung kann negativ sein. Der Gläubiger einer in Bezug auf den Rückzahlungsbetrag indexierten Schuldverschreibung ist Ungewißheit in Bezug auf den Rückzahlungsbetrag ausgesetzt. Die Rendite einer in Bezug auf den Rückzahlungsbetrag indexierten Schuldverschreibung kann möglicherweise negativ sein und ein Anleger sein eingezahltes Kapital ganz oder zu einem erheblichen Teil verlieren. Ungewißheit in Bezug auf den Zins- und den Rückzahlungsbetrag macht es unmöglich, die Rendite einer indexierten Schuldverschreibung im Voraus zu bestimmen. Je volatiler der betreffende Index ist, desto größer ist die Ungewißheit in Bezug auf Zinsertrag und Rückzahlungsbetrag.

Strukturierte Schuldverschreibungen

Eine Kapitalanlage in Schuldverschreibungen, bei denen der Aufschlag und/oder der Zins und/oder der Rückzahlungsbetrag unter Bezugnahme einer oder mehrerer Währungen, Rohstoffe, Zinssätze oder anderer Indizes oder Formeln, entweder unmittelbar, mittelbar oder entgegengesetzt, bestimmt wird (**„strukturierte Schuldverschreibungen"**), kann bedeutsame Risiken mit sich bringen, die nicht mit ähnlichen Kapitalanlagen in einen herkömmlichen Schuldtitel verbunden sind, einschließlich des Risikos, daß der resultierende Zinssatz geringer sein wird als der zur gleichen Zeit auf einen herkömmlichen Schuldtitel zahlbare Zinssatz und/oder daß ein Anleger sein eingesetztes Kapital ganz oder zu einem erheblichen Teil verliert.

Risiken im Zusammenhang mit Caps (Obergrenzen)

Die Rendite einer Schuldverschreibung, die mit einem Cap ausgestattet ist, kann wesentlich niedriger ausfallen als bei ähnlich strukturierten Schuldverschreibungen ohne Cap.

Risiko möglicher Interessenkonflikte im Falle eines Basiswerts

Es kann nicht ausgeschlossen werden, daß Entscheidungen der Emittentin und/oder des Plazeurs/der Plazeure, die in anderen unabhängigen Geschäftsbereichen getroffen werden, eine negative Auswirkung auf den Wert des Basiswertes haben.

Credit Linked Schuldverschreibungen

Der Gläubiger einer Credit Linked Schuldverschreibung ist dem Kreditrisiko der Emittentin und dem einer oder mehrerer Bezugsunternehmen (wie in den anwendbaren Endgültigen Bedingungen angegeben) ausgesetzt. Es gibt keine Gewähr dafür, daß der Gläubiger den Nennbetrag solcher Schuldverschreibungen vollständig zurückerhält oder Zinsen darauf erhält und, im äußersten Fall, könnte die Verpflichtung der Emittentin zur Zahlung von Kapital sogar auf Null reduziert werden.

Nachrangige Schuldverschreibungen

Im Falle der Liquidation oder der Insolvenz der Emittentin oder eines außergerichtlichen Vergleichs- oder eines anderen der Abwendung der Insolvenz dienenden Verfahrens der Emittentin, gehen die Verbindlichkeiten aus den Schuldverschreibungen den Ansprüchen dritter Gläubiger der Emittentin aus nicht nachrangigen Verbindlichkeiten im Range nach, so daß Zahlungen auf die Schuldverschreibungen solange nicht erfolgen, wie die Ansprüche dieser dritten Gläubiger der Emittentin aus nicht nachrangigen Verbindlichkeiten nicht vollständig befriedigt sind.

Genußscheine

Der Gläubiger von Genußscheinen ist dem Risiko ausgesetzt, (i) daß die Ausschüttung geringer als erwartet ausfallen wird oder überhaupt keine Ausschüttung erfolgt oder daß die Ausschüttung zu einem späteren Zeitpunkt als erwartet erfolgt (Ausschüttungsrisiko), (ii) einer Verringerung des Rückzahlungsbetrags der Genußscheine und/oder (iii) daß im Falle der Insolvenz oder der Liquidation der Essenhyp die Genußscheine erst nach allen nicht nachrangigen Gläubigern bedient werden.

ZUSAMMENFASSUNG BEZÜGLICH DER EMITTENTIN

Die Essenhyp wurde am 30. September 1986 gegründet und ist unter der Nummer HRB 7083 im Handelsregister beim Amtsgericht Essen eingetragen. Sitz der Bank ist Essen und die Zentrale befindet sich in der Gildehofstraße 1, 45127 Essen, Bundesrepublik Deutschland.

Die Essenhyp ist Teil der Commerzbank-Gruppe, einer Gruppe von Finanzinstituten, die von der Commerzbank Aktiengesellschaft (**„Commerzbank AG"**) geführt wird. Die Commerzbank AG hält 51 % der Aktien an der Essenhyp; die verbleibenden 49 % der Aktien werden von der Schuppli-Gruppe gehalten.

Die Hauptgeschäftstätigkeit der Essenhyp ist das Staatskreditgeschäft. Zu einem kleineren Teil ist die Essenhyp auch im Hypothekengeschäft tätig. Hauptprodukte sind öffentliche Pfandbriefe sowie Hypothekenpfandbriefe, unbesicherte Schuldverschreibungen und Schuldscheindarlehen. Hauptmärkte der Essenhyp sind die Bundesrepublik Deutschland, Europa, Nordamerika und Asien.

ZUSAMMENFASSUNG BEZÜGLICH DER SCHULDVERSCHREIBUNGEN (AUSGENOMMEN GENUßSCHEINE)

Form der Schuldverschreibungen

Schuldverschreibungen dürfen nur als Inhaberpapiere ausgegeben werden.

Pfandbriefe

Schuldverschreibungen können im Rahmen des Programms als Hypothekenpfandbriefe oder Öffentliche Pfandbriefe ausgegeben werden.

Das Programm sieht außerdem die Begebung von Globalpfandbriefen vor, die in Transaktionen außerhalb der Vereinigten Staaten von Amerika gemäß *Regulation S* des *Securities Act* und innerhalb der Vereinigten Staaten von Amerika nur an *„qualified institutional buyers"* gemäß der Ausnahmen von den Registrierungserfordernissen des *Securities Act*, die Regel 144A des *Securities Act* vorsieht, angeboten und verkauft werden können.

Pfandbriefe bilden Rückgriffsverbindlichkeiten der Essenhyp. Sie sind durch getrennte Deckungsmassen, bestehend aus Hypothekenkrediten (im Fall von Hypothekenpfandbriefen) bzw. öffentlichen Krediten (im Fall von Öffentlichen Pfandbriefen) gesichert bzw. „gedeckt"; dies, richtet sich, nach dem Pfandbriefgesetz und wird von einem unabhängigen Treuhänder, der von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellt wird, überwacht.

Festgelegte Währungen

Vorbehaltlich der Einhaltung aller anwendbaren gesetzlichen oder regulatorischen Beschränkungen sowie Anforderungen der betreffenden Zentralbanken können die Schuldverschreibungen in Euro oder jeder anderen Währung begeben werden, die zwischen der Emittentin und dem jeweiligen Plazeur vereinbart wird.

Stückelungen der Schuldverschreibungen

Die Schuldverschreibungen werden in den Stückelungen begeben, die zwischen der Emittentin und dem jeweiligen Plazeur vereinbart werden, mit der Maßgabe, daß die Mindeststückelung der Schuldverschreibungen € 1.000 betragen wird, bzw., falls die Schuldverschreibungen auf eine andere Währung lauten, einen Betrag in dieser anderen Währung, der zur Zeit der Begebung der Schuldverschreibungen dem Gegenwert von € 1.000 entspricht oder diesen übersteigt.

Laufzeiten

Die Laufzeiten der Schuldverschreibungen werden jeweils zwischen der Emittentin und dem jeweiligen Plazeur vereinbart und in den maßgeblichen Endgültigen Bedingungen angegeben, allerdings vorbehaltlich der Mindest- oder Höchstlaufzeiten, die jeweils seitens der betreffenden Zentralbank, Währungs- oder sonstiger Aufsichtsbehörden oder gemäß den für die Emittentin oder die Relevante Währung geltenden Gesetzen und Vorschriften zulässig oder erforderlich sind.

Festverzinsliche Schuldverschreibungen

Festverzinsliche Schuldverschreibungen verbriefen einen festen Zinsertrag über die gesamte Laufzeit der Schuldverschreibungen. Der Festzins wird auf der Basis fällig wie zwischen der Emittentin und dem jeweiligen Plazeur vereinbart (wie in den maßgeblichen Endgültigen Bedingungen angegeben).

Variabel verzinsliche Schuldverschreibungen

Variabel verzinsliche Schuldverschreibungen werden mit einem Referenzzinssatz verzinst (angepaßt um eine ggf. anwendbare Marge):

- der dem variablen Zinssatz einer angenommenen (Referenz-) Zins-Swap-Transaktion in der betreffenden festgelegten Währung entspricht, die durch einen Vertrag geregelt wird, welcher die 2000 ISDA Definitionen einbezieht (die von der International Swaps and Derivatives Association, Inc. veröffentlicht wurden, und zwar in der zum Datum der ersten Tranche der Schuldverschreibungen der betreffenden Serie geltenden ggf. geänderten Fassung),
- der auf einem Referenzzinssatz basiert, der auf einer vereinbarten Bildschirmseite eines Kursdienstes angezeigt wird, oder
- auf anderer in den maßgeblichen Endgültigen Bedingungen angegebenen Basis.

Eine etwaige Marge in Bezug auf einen solchen variablen Zinssatz wird jeweils zwischen der Emittentin und dem betreffenden Plazeur für jede Tranche von variabel verzinslichen Schuldverschreibungen vereinbart.

Die Zinsperioden für variabel verzinsliche Schuldverschreibungen umfassen einen, zwei, drei, sechs oder zwölf Monate bzw. einen oder mehrere andere zwischen der Emittentin und dem jeweiligen Plazeur vereinbarte Zeiträume (wie in den Endgültigen Bedingungen festgelegt).

Strukturierte Variabel verzinsliche Schuldverschreibungen

Variabel verzinsliche Schuldverschreibungen können mit Multiplikatoren oder anderen Hebelfaktoren sowie mit Zinsober- und Zinsuntergrenzen oder einer Kombination dieser Merkmale oder mit ähnlichen Merkmalen ausgestattet sein.

Fest- zu variabel-verzinsliche Schuldverschreibungen

Fest- zu variabel verzinsliche Schuldverschreibungen werden mit einem Zinssatz verzinst, der von einem festen zu einem variablen Zinssatz bzw. von einem variablen zu einem festen Zinssatz gewandelt werden kann.

Step-Up- und Step-Down-Schuldverschreibungen

Die Zinssätze von Step-Up-Schuldverschreibungen steigen im Laufe der Jahre während die Zinssätze bei Step-Down-Schuldverschreibungen über die Jahre sinken. Die jeweiligen Zeitpunkte, zu denen ein Anstieg bzw. ein Absenken der Zinssätze erfolgt, sowie der jeweilige Zinssatz werden vorab festgelegt. Es gibt außerdem Kombinationen aus Step-Up- und Step-Down-Schuldverschreibungen, bei denen der vorab festgelegte Zinssatz von einem zum anderen Jahr steigen oder sinken kann.

Raten-Schuldverschreibungen

Raten-Schuldverschreibungen sind Schuldverschreibungen, bei denen die Kapitalzahlung in Raten erfolgt. Die Zahlung von Raten erfolgt wie zwischen der Emittentin und dem jeweiligen Plazeur vereinbart (und in den maßgeblichen Endgültigen Bedingungen angegeben).

Indexierte Schuldverschreibungen

Indexierte Schuldverschreibungen können in Form von Schuldverschreibungen mit indexabhängiger Verzinsung oder Schuldverschreibungen mit indexabhängiger Rückzahlung oder als Kombination dieser beiden Formen begeben werden.

Schuldverschreibungen mit indexabhängiger Verzinsung

Zinszahlungen auf Schuldverschreibungen mit indexabhängiger Verzinsung erfolgen auf Basis eines einzelnen Indizes oder anderer Faktoren (einschließlich Kurs- bzw. Preisänderungen von Wertpapieren und Waren oder Wechselkursbewegungen) und/oder auf Basis einer von der Emittentin und dem jeweiligen Plazeur festgelegten Formel (wie in den maßgeblichen Endgültigen Bedingungen angegeben).

Schuldverschreibungen mit indexabhängiger Rückzahlung

Kapitalzahlungen in Bezug auf Schuldverschreibungen mit indexabhängiger Rückzahlung werden auf Basis eines einzelnen Indizes oder anderer Faktoren (einschließlich Kurs- bzw. Preisänderungen von Wertpapieren und Waren oder Wechselkursbewegungen) und/oder auf Basis einer von der Emittentin und dem jeweiligen Plazeur festgelegten Formel berechnet (wie in den maßgeblichen Endgültigen Bedingungen angegeben). Die Rückzahlung jedes Nennbetrages einer Schuldverschreibung mit indexabhängiger Rückzahlung in Höhe der in den maßgeblichen Endgültigen Bedingungen festgelegten Stückelung, erfolgt in Höhe des Rückzahlungsbetrages, der in den maßgeblichen Endgültigen Bedingungen angegeben ist oder gemäß den darin enthaltenen Bestimmungen ermittelt wird.

Andere Bestimmungen in Bezug auf variabel verzinsliche Schuldverschreibungen und Schuldverschreibungen mit indexabhängiger Verzinsung

Für variabel verzinsliche Schuldverschreibungen und Schuldverschreibungen mit indexabhängiger Verzinsung kann ein Höchstzinssatz (**„Cap"**), ein Mindestzinssatz (**„Floor"**) oder beides festgelegt sein. Zinsen auf variabel verzinsliche Schuldverschreibungen und Schuldverschreibungen mit indexabhängiger Verzinsung sind in Bezug auf jede vor Ausgabe der Schuldverschreibungen jeweils zwischen der Emittentin und dem jeweiligen Plazeur bestimmten Zinsperiode an den Zinszahlungstagen fällig, die in den maßgeblichen Endgültigen Bedingungen angegeben oder gemäß diesen Bedingungen bestimmt werden, und gemäß den maßgeblichen Endgültigen Bedingungen zu berechnen.

Doppelwährungs-Schuldverschreibungen

Doppelwährungs-Schuldverschreibungen sind Schuldverschreibungen, bei denen die Kapitalzahlung und/oder die Zinszahlung in unterschiedlichen Währungen erfolgen kann. Zahlungen (von Zinsen oder Kapital, sei es zum Rückzahlungstag oder zu einem anderen Zeitpunkt) auf Doppelwährungs-Schuldverschreibungen erfolgen in der Währung und auf der Grundlage der Wechselkurse, die zwischen der Emittentin und dem jeweiligen Plazeur vereinbart werden (wie in den anwendbaren Endgültigen Bedingungen angegeben).

Nullkupon-Schuldverschreibungen

Nullkupon-Schuldverschreibungen werden mit einem Abschlag auf ihren Nennbetrag angeboten und verkauft und nicht verzinst (außer im Falle von Zahlungsverzug).

Credit Linked Schuldverschreibungen

Credit Linked Schuldverschreibungen können mit Bezug auf ein oder mehrere Bezugsunternehmen (wie in den anwendbaren Endgültigen Bedingungen angegeben) begeben werden. Solche Schuldverschreibungen können vor ihrem festgelegten Endfälligkeitstag und bei Eintritt eines Kreditereignisses zu einem geringeren Betrag als ihrem Nennbetrag zurückgezahlt werden (wie in den anwendbaren

Endgültigen Bedingungen angegeben). Bei Eintritt eines Kreditereignisses kann der Zinslauf vor dem festgelegten Endfälligkeitstag solcher Schuldverschreibungen beendet oder, aufgrund einer möglichen Herabsetzung des Nennbetrags, verringert sein. Bei Eintritt eines Kreditereignisses und sofern in den anwendbaren Bedingungen angegeben, können derartige Schuldverschreibungen zurückgezahlt werden in Form der physischen Lieferung bestimmter Vermögensgegenstände.

Sonstige Schuldverschreibungen

Schuldverschreibungen können in jeder anderen von der Emittentin und dem(n) jeweiligen Plazeur(en) festgelegten Wertpapierform begeben werden. Die jeweiligen Bedingungen dieser Schuldverschreibungen werden in den maßgeblichen Endgültigen Bedingungen festgelegt.

Rückzahlung

In den maßgeblichen Endgültigen Bedingungen ist entweder festgelegt, daß die Schuldverschreibungen vor Ablauf ihrer festgelegten Laufzeit nicht rückzahlbar sind (es sein denn aus steuerlichen Gründen, sofern in den maßgeblichen Endgültigen Bedingungen vorgesehen, bzw. bei Nicht-Nachrangigen-Schuldverschreibungen nur bei Eintritt eines Kündigungsereignisses), oder daß die Schuldverschreibungen nach Wahl der Emittentin und/oder der Gläubiger unter Einhaltung einer in den Endgültigen Bedingungen festgelegten Frist gegenüber den Gläubigern bzw. der Emittentin kündbar (rückzahlbar) sind, und zwar zu dem(n) Zeitpunkt(en) vor der angegebenen Fälligkeit und zu dem(n) Preis(en), wie diese jeweils in den maßgeblichen Endgültigen Bedingungen festgelegt sind.

Pfandbriefe können in keinem Fall vor Ablauf ihrer angegebenen Laufzeit aus steuerlichen Gründen oder nach Wahl der Gläubiger zurückgezahlt werden.

Schuldverschreibungen, deren Emissionserlös von der Emittentin im Vereinigten Königreich empfangen werden soll, und die innerhalb von einem Jahr nach ihrem Begebungstag zurückgezahlt werden sollen, werden (a) einen Rückzahlungsbetrag von nicht weniger als £ 100.000 (oder dessen Gegenwert ausgedrückt teilweise oder vollständig in einer anderen Währung als Pfund Sterling) vorsehen und (b) vorsehen, daß kein Teil einer solchen Schuldverschreibung übertragen werden darf, es sei denn, der Rückzahlungsbetrag dieses Teils beträgt nicht weniger als £ 100.000 (oder dessen Gegenwert).

Besteuerung

Sämtliche auf die Schuldverschreibungen zahlbaren Beträge an Kapital oder Zinsen werden ohne die Einbehaltung von Quellensteuern oder sonstigen Steuerabzug durch oder namens der Bundesrepublik Deutschland bzw. ihrer zur Erhebung von Abgaben autorisierten Gebietskörperschaften und Behörden gezahlt, es sei denn ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In einem solchen Fall wird die Emittentin, sofern in den Emissionsbedingungen vorgesehen, zusätzliche Beträge in der Höhe leisten, die notwendig ist, um zu gewährleisten, daß die von den Gläubigern unter Berücksichtigung eines solchen Einbehalts oder Abzugs erhaltenen Beträge den Beträgen entsprechen, die die Gläubiger ohne einen solchen Einbehalt oder Abzug erhalten hätten, vorbehaltlich der in den Emissionsbedingungen angeführten Ausnahmen.

Bei Pfandbriefen ist die Emittentin nicht zur Zahlung von zusätzlichen Beträgen bei Steuerabzug oder -einbehalt in Bezug auf Zins- oder Kapitalzahlungen wie vorstehend beschrieben verpflichtet.

Vorzeitige Rückzahlung aus Steuergründen

Die vorzeitige Rückzahlung der Schuldverschreibungen aus steuerlichen Gründen ist zulässig, falls als Folge einer Änderung oder Ergänzung der Gesetze oder Vorschriften in der Bundesrepublik Deutschland (einschließlich einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze oder Vorschriften) die Emittentin zur Zahlung zusätzlicher Beträge auf die Schuldverschreibungen verpflichtet ist.

Bei Pfandbriefen ist keine vorzeitige Rückzahlung aus Steuergründen vorgesehen.

Status der Schuldverschreibungen

Nicht-nachrangige-Schuldverschreibungen bilden unbesicherte nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen gegenwärtigen und künftigen, unbesicherten und nicht nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind.

Die Pfandbriefe bilden nicht nachrangige Verbindlichkeiten, die untereinander gleichrangig sind und (i) im Falle von Öffentlichen Pfandbriefen, mit allen anderen Verbindlichkeiten der Essenhyp aus den Öffentlichen Pfandbriefen und (ii) im Falle von Hypothekenpfandbriefen, mit allen anderen Verbindlichkeiten der Essenhyp aus den Hypothekenpfandbriefen gleichrangig sind. Pfandbriefe werden durch eine separate Deckungsmasse von Hypothekenkrediten (im Falle von Hypothekenpfandbriefen) bzw. von öffentlichen Krediten (im Falle der Öffentlichen Pfandbriefe) gedeckt.

Nachrangige Schuldverschreibungen bilden unbesicherte und nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind. Im Falle der Auflösung, Liquidation oder Insolvenz der Emittentin sind diese Verbindlichkeiten nachrangig zu den Ansprüchen aller nicht nachrangigen Gläubiger der Emittentin.

Negativverpflichtung

In den Emissionsbedingungen der Schuldverschreibungen ist keine Negativverpflichtung vorgesehen.

Kündigungsgründe und Drittverzug

Für die nicht-nachrangigen-Schuldverschreibungen (außer Pfandbriefe) werden Kündigungsgründe definiert, die die Gläubiger berechtigen, die unverzügliche Rückzahlung der Schuldverschreibungen zu verlangen.

Für die Pfandbriefe und die nachrangigen Schuldverschreibungen sind keine Kündigungsgründe vorgesehen, die die Gläubiger berechtigen, die unverzügliche Rückzahlung der Schuldverschreibungen zu verlangen.

Weder die Emissionsbedingungen der Schuldverschreibungen (außer Pfandbriefe) noch die Emissionsbedingungen der Pfandbriefe enthalten Drittverzugsklauseln.

Geltendes Recht

Deutsches Recht.

Erfüllungsort und Gerichtsstand

Erfüllungsort: Essen

Nicht ausschließlicher Gerichtsstand für alle gerichtlichen Verfahren: Essen.

Dieser Gerichtsstand ist ausschließlich für Verfahren, die von Kaufleuten u. a. angestrengt werden.

ZUSAMMENFASSUNG BEZÜGLICH DER GENUßSCHEINE

Form der Schuldverschreibungen

Genußscheine werden ausschließlich als Inhaberpapiere begeben.

Abgrenzung von Gesellschaftsrechten

Die Genußscheine verbriefen Gläubigerrechte, die keine Gesellschafterrechte, insbesondere keine Teilnahme,- Mitwirkungs- und Stimmrechte in den Hauptversammlungen der Essenhyp beinhalten.

Ausschüttungen

Gläubiger von Genußscheinen sind während der Laufzeit des Genußscheins zum Erhalt einer jährlichen Ausschüttung aus dem Bilanzgewinn zu dem in den Endgültigen Bedingungen festgelegten Satz berechtigt; dieses Recht ist vorrangig zu den Dividendenansprüchen der Aktionäre von Essenhyp.

Die Ausschüttungen sind dadurch begrenzt, daß durch sie kein Bilanzverlust bei der Essenhyp entstehen darf.

Beteiligung an Bilanzverlusten

Wird in der Bilanz der Essenhyp ein Bilanzverlust ausgewiesen oder das Grundkapital der Essenhyp zur Deckung von Verlusten herabgesetzt, vermindert sich der Rückzahlungsanspruch jedes Genußscheininhabers. Nachzahlungsverpflichtungen können bestehen, sofern die Essenhyp während der Laufzeit der Genußscheine einen Bilanzgewinn ausweist.

Erzielt Essenhyp nach einer Teilnahme der Genußscheininhaber am Verlust in den folgenden Geschäftsjahren Jahresüberschüsse, so sind aus diesen – nach der gesetzlich vorgeschriebenen Wiederauffüllung der gesetzlichen Rücklage – die Rückzahlungsansprüche bis zum Nennbetrag der Genußscheine zu erhöhen, bevor eine anderweitige Verwendung der Jahresüberschüsse vorgenommen wird. Diese Verpflichtung besteht nur während der Laufzeit der Genußscheine.

Nachrang

Alle Ansprüche aus den Genußscheinen sind nachrangig zu allen anderen nicht nachrangigen Ansprüchen anderer Gläubiger von Essenhyp.

Geltendes Recht

Deutsches Recht.

Erfüllungsort und Gerichtsstand

Erfüllungsort: Essen

Nicht ausschließlicher Gerichtsstand für alle gerichtlichen Verfahren: Essen.

Dieser Gerichtsstand ist ausschließlich für Verfahren, die von Kaufleuten u. a. angestrengt werden.

RISK FACTORS

Risk Factors regarding the Issuer

The following is a disclosure of the principal risk factors that may affect the Issuer's ability to fulfil its obligations under the Notes. Prospective investors should consider these risk factors before deciding to purchase Notes issued under the Programme.

Furthermore, other risks and aspects may be of significance of which the Issuer currently is not aware or which it does not consider to be material but which may also affect the Issuer's ability to fulfill its obligations under the Notes. Prospective investors should consider all information provided in this Prospectus and consult with their own professional advisers if they consider it necessary. In addition, investors should be aware that the risks described may combine and thus intensify one another.

Essenhyp is mainly exposed to market, liquidity and credit risks as well as to operational risks.

Market Risks

Essenhyp is subject to market risks, such as interest rate and spread risks. The risk monitoring system of Essenhyp is designed to quantify and limit these types of risk. This system also takes into consideration extreme and most unlikely market shifts ("stress testing"). As a part of the reporting in accordance with the German Minimum Requirements for Trading Activities (MaH), Essenhyp also complies with the so-called traffic light system of the Federal Financial Supervisory Authority (BaFin). This traffic light system governs the interest rate risks of mortgage banks.

Liquidity Risks

As a matter of principle, Essenhyp's liquidity management complies with the Grundsatz II requirements laid down in the German Banking Act (KWG). The liquidity management ensures that payment obligations and minimum reserve requirements are met at all times.

Liquidity risks and liquidity requirements are calculated and reported on a daily basis. The Bank makes use of a system which provides detailed information about its liquidity at all times and which can be used for immediate decisions.

The Bank has specified a liquidity strategy, which ensures that potential liquidity risks can be dealt with as soon as they occur. Liquidity is managed in an efficient and prudent way. The Bank continually screens the market environment in order to detect any disruptive factors as soon as they occur.

Credit Risks

Credit risks, such as counterparty risks, are mitigated by means of credit quality analyses and risk-reducing cash and credit limits. A loan is only granted if and to the extent that the relevant borrower has a certain minimum rating, which can be either an internal rating or an external rating assigned by Moody's Investors Service, Standard & Poor's and/or Fitch Ratings. Loans to foreign borrowers are granted within suitable country limits only.

Operational Risks ("OpRisk")

Essenhyp has set up an OpRisk framework in order to identify operational risks. Specific risks are qualified by means of regular self assessments. If, and to the extent that there is any quantifiable loss resulting from operational risks, such loss is entered into and analysed by the loss collection tool of its parent company.

The amount of economic capital which needs to be allocated to the operational risks of Essenhyp is calculated within the Group (based on the advanced measurement approach (AMA) within the meaning of Basel II).

The OpRisk framework referred to above aims at preventing any unpredictable loss resulting from operational risks to the maximum extent.

Risk Factors regarding the Notes

The following is a disclosure of the principal risk factors which are material to the Notes issued under the Programme in order to assess the market risk associated with the Notes. Prospective investors should consider these risk factors before deciding to purchase Notes issued under the Programme.

Prospective investors should consider all information provided in this Prospectus and consult with their own professional advisers (including their financial, accounting, legal and tax advisers) if they consider it necessary. In addition, investors should be aware that the risks described may combine and thus intensify one another.

Under the circumstances described below and, as the case may be, in the applicable Final Terms, prospective investors may lose the value of their entire investment or part of it. In respect of Notes which require in view of their specific structure a specific description of risk factors, the following statements are not exhaustive; risk factors in addition to those mentioned below will be described in the Final Terms relating to such Notes.

Liquidity Risk

Application has been made to list and trade Notes to be issued under the Programme on the market of the Luxembourg Stock Exchange appearing on the list of regulated markets issued by the European Commission (Regulated Market *"Bourse de Luxembourg"*). In addition, the Programme provides that Notes may be listed on other or further stock exchanges including, but not limited to, the Dusseldorf Stock Exchange or may not be listed at all. Regardless of whether the notes are listed or not, there can be no assurance that a liquid secondary market for the Notes will develop or, if it does develop, that it will continue. The fact that the Notes may be listed does not necessarily lead to greater liquidity than if they were not listed. If the Notes are not listed on any stock exchange, pricing information for such Notes may be more difficult to obtain, which may affect the liquidity of the Notes adversely. In an illiquid market, an investor might not be able to sell his Notes at any time at fair market prices. The possibility to sell the Notes might additionally be restricted by country specific reasons.

Market Price Risk

The development of market prices of the Notes depends on various factors, such as changes of market interest rate levels, the policy of central banks, overall economic developments, inflation rates or the lack of or excess demand for the relevant type of Note. The Holder is therefore exposed to the risk of an unfavourable development of market prices of its Note which materialises if the Holder of the Notes sells the Notes prior to the final maturity of such Notes. If the Holder decides to hold the Notes until final maturity the Notes will be redeemed at the amount set out in the relevant Final Terms.

Risk of Early Redemption

The applicable Final Terms will indicate whether the Issuer may have the right to call the Notes prior to maturity. In the case of Notes other than Pfandbriefe, the Issuer will always have the right to redeem the Notes if the Issuer is required to make payments of additional amounts for reasons of taxation (gross-up payments) and may have a right to call the Notes prior to maturity at his option (**"Optional Call Right"**). If the Issuer redeems the Notes prior to maturity, a Holder of such Notes is exposed to the risk that due to early redemption his investment will have a lower than expected yield. The Issuer might exercise his optional call right if the yield on comparable Notes in the capital market falls, which means that the investor may only be able to reinvest the redemption proceeds in Notes with a lower yield.

Currency Risk/Dual Currency Notes

A Holder of Notes denominated in a foreign currency and a Holder of dual currency Notes (**"Dual Currency Notes"**) is exposed to the risk of changes in currency exchange rates which may affect the yield of such Notes. Changes in currency exchange rates result from various factors such as macro-economic factors, speculative transactions and interventions by central banks and governments.

A change in the value of any currency other than euro against the euro, for example, will result in a corresponding change in the euro value of a Note denominated in a currency other than euro and a corresponding change in the euro value of interest and principal payments made in a currency other than in euro in accordance with the terms of such Note. If the underlying exchange rate falls and the value of the euro correspondingly rises, the price of the Note and the value of interest and principal payments made thereunder expressed in euro falls.

Fixed Rate Notes

A Holder of a fixed rate Note (**"Fixed Rate Note"**) is exposed to the risk that the price of such Note falls as a result of changes in the market interest rate. While the nominal interest rate of a Fixed Rate Note as specified in the applicable Final Terms is fixed during the life of such Note, the current interest rate on the capital market (**"market interest rate"**) typically changes on a daily basis. As the market interest rate changes, the price of a Fixed Rate Note also changes, but in the opposite direction. If the market interest rate increases, the price of a Fixed Rate Note typically falls, until the yield of such Note is approximately equal to the market interest rate. If the market interest rate falls, the price of a Fixed Rate Note typically increases, until the yield of such Note is approximately equal to the market interest rate. If the Holder of a Fixed Rate Note holds such Note until maturity, changes in the market interest rate are without relevance to such Holder as the Note will be redeemed at a specified redemption amount, usually the principal amount of such Note.

Floating Rate Notes

A Holder of a floating rate Note (a **"Floating Rate Note"**) is exposed to the risk of fluctuating interest rate levels und uncertain interest income. Fluctuating interest rate levels make it impossible to determine the profitability of Floating Rate Notes in advance.

Floating Rate Notes may be structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features. In such case, the market value may be more volatile than those for Floating Rate Notes that do not include these features. If the amount of interest payable is determined in conjunction with a multiplier greater than one or by reference to some other leverage factor, the effect of changes in the interest rates on interest payable will be increased. The effect of a cap is that the amount of interest will never rise above and beyond the predetermined cap, so that the Holder will not be able to benefit from any actual favourable development beyond the cap. The yield could therefore be considerably lower than that of similar Floating Rate Notes without a cap.

Inverse/Reverse Floating Rate Notes

Inverse floating rate Notes (**"Inverse Floating Rate Notes"**) (also called reverse floating rate Notes) have an interest rate which is determined as the difference between a fixed interest rate and a floating rate reference rate such as the Euro Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) which means that interest income on such Notes falls if the reference interest rate increases. Typically, the market value of Inverse Floating Rate Notes is more volatile than the market value of other more conventional floating rate notes based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest payable on the Inverse/Reverse Floating Rate Notes, but may also reflect an increase in prevailing interest rates, which may further adversely affect the market value of such Notes.

Zero Coupon Notes

Zero coupon Notes (**"Zero Coupon Notes"**) do not pay current interest but are issued typically at a discount from their nominal value. Instead of periodical interest payments, the difference between the redemption price and the issue price constitutes interest income until maturity and reflects the market interest rate. A Holder of a Zero Coupon Note is exposed to the risk that the price of such Note falls as a result of changes in the market interest rate. Prices of Zero Coupon Notes are more volatile than prices of Fixed Rate Notes and are likely to respond to a greater degree to market interest rate changes than interest bearing notes with a similar maturity.

Index-linked Notes

Index-linked Notes (**"Index-linked Notes"**) may be either issued as index-linked interest Notes (**"Index-linked Interest Notes"**) where payments will be made by reference to a single index or a basket of indices or other factors (including commodities and movements in exchange rates) and/or such formula as may be specified by the Issuer and the relevant Dealer(s) (as indicated in the applicable Final Terms) or as index-linked redemption Notes (**"Index-linked Redemption Notes"**) where payments of principal will be calculated by reference to a single index or a basket of indices or other factors (including commodities and movements in exchange rates) and/or such formula as may be specified by the Issuer and the relevant Dealer (as indicated in the applicable Final Terms) or may be issued as a combination of Index-linked interest Notes and Index-linked Redemption Notes.

If payment of interest is linked to a particular index, a Holder of an Index-linked Interest Note is exposed to the risk of fluctuating interest rate levels and uncertain interest income or may even receive no interest at all which may have the effect that the yield of an Index Linked Interest Note is negative. A Holder of an Index-linked Redemption Note (Pfandbriefe will not be issued as Index-linked Redemption Notes) is exposed to the risk that the repayment amount is uncertain. Depending on the calculation of the repayment amount, the yield of an Index-linked Redemption Note may even be negative and an investor might lose the value of its entire investment or parts of it. The more volatile the relevant index is, the greater is the uncertainty in respect of interest income and repayment amount. Uncertainty with respect to interest and repayment amount make it impossible to determine the yield of Index-linked Notes in advance.

General Risks in respect of Structured Notes

In general, an investment in Structured Notes, may entail significant risks not associated with similar investments in a conventional debt security. Such risks include the risks that the Holder of such Note will receive no interest at all or that the resulting interest rate will be less than that payable on a conventional debt security at the same time and/or that the Holder of such Note could lose all or a substantial portion of the principal of his Structured Notes. In addition, investors should be aware that the market price of such Notes may be very volatile (depending on the volatility of the relevant currency, commodity, interest rate, index or formula).

Neither the current nor the historical value of the relevant currencies, commodities, interest rates or other indices or formulae should be taken as an indication of future performance of such currencies, commodities, interest rates or other indices or formulae during the term of any Structured Note.

Credit Linked Notes

An investment in credit linked Notes (**"Credit Linked Notes"**) involves a high degree of risk. There is no guarantee that the Holders of Credit Linked Notes will receive the full principal amount of the Notes and interest thereon and ultimately the obligations of the Issuer to pay principal under the Notes may even be reduced to zero.

In the event of the occurrence of a credit event (as specified in the applicable Final Terms) which may include amongst other things, bankruptcy, failure to pay, obligations accelerations and repudiation/ moratorium in respect of one or more reference entities, the Issuer may redeem the Notes either by delivering to the Holders of the Notes such "deliverable obligations" (as specified in the Final Terms) of

any such reference entity in respect of which the credit event has occurred, or, if cash settlement is specified in the relevant Final Terms, by the payment of an amount of cash as determined in accordance with the provisions of the relevant Final Terms. In addition, interest bearing Credit Linked Notes may cease to bear interest on or prior to the date of the occurrence of such circumstances.

In case of "physical settlement" (as specified in the applicable Final Terms), the deliverable obligations will be debt obligations of the reference entity, selected by the Issuer, of the type and having the characteristics described in the applicable Final Terms. Thus, the Issuer may deliver any deliverable obligations of a defaulted reference entity meeting the criteria described in the applicable Final Terms, regardless of their market value at the time of delivery, which may be less than the principal amount of the Notes or, in certain circumstances, be equal to zero.

Subordinated Notes

The obligations of Essenhyp in case of subordinated notes (**"Subordinated Notes"**) constitute unsecured and subordinated obligations. In the event of dissolution, liquidation or insolvency or other proceedings for the avoidance of insolvency of, or against, the Issuer, such obligations will be subordinated to the claims of all unsubordinated creditors of the Issuer so that in any such event no amounts shall be payable under such obligations until the claims of all unsubordinated creditors of the Issuer shall have been satisfied in full. No Holder may set off his claims arising under the Subordinated Notes against any claims of the Issuer. No security of whatever kind is, or shall at any time be, provided by the Issuer or any other person securing rights of the Holders under such Notes. No payment in respect of the Subordinated Notes (whether of principal, interest or otherwise) may be made by the Issuer if such payment would have the consequence that the own funds (*Eigenmittel*) of the Issuer would no longer meet the statutory requirements applicable from time to time; any payment made in violation of the foregoing must be repaid to the Issuer irrespective of any agreement to the contrary. No subsequent agreement may limit the subordination pursuant to the provisions set out in the relevant Terms and Conditions or change the Maturity Date in respect of the Notes to any earlier date or shorten any applicable notice period (*Kündigungsfrist*). If the Subordinated Notes are redeemed before the Maturity Date otherwise than in the circumstances described in the relevant Terms and Conditions or repurchased by the Issuer (otherwise than in accordance with the provisions of § 10 (7) sentence 5 German Banking Act (*Kreditwesengesetz*)), then the amounts redeemed or paid must be returned to the Issuer irrespective of any agreement to the contrary unless the amounts paid have been replaced by the inpayment of other own funds (*haftendes Eigenkapital*) of at least equivalent status within the meaning of the German Banking Act, or the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) has consented to such redemption or repurchase.

Special Risks associated with Participation Certificates

Distribution Risk

Holders of Participation Certificates will receive an annual distribution as long as such distribution on the Participation Certificates will not cause a balance sheet loss with Essenhyp. If such distribution cannot be paid in whole or in part due to the foregoing, such distributions may be made in future years, if Essenhyp makes balance sheet profits in future years sufficient to satisfy the distribution claims. A Holder of a Participation Certificate is therefore exposed to the risk that he will receive less distributions than expected or no distributions at all or that the distributions will be made at a later point in time than expected.

Participation in Balance-Sheet Losses – Redemption Risk

If a balance sheet loss is recorded in the balance sheet of Essenhyp or if the registered share capital of Essenhyp is reduced in order to compensate losses, the repayment claim of each Holder of a Participation Certificate can be reduced up to its full value. The Holders of Participation Certificates bear the risk of a reduction of the repayment amount of their Participation Certificates.

Subordinated rank

The Participation Certificates will be subordinated to all other unsubordinated claims of any other creditors of Essenhyp. In the event of any insolvency proceedings over the assets or the liquidation of Essenhyp, payments on the Participation Certificates will not be made until all other unsubordinated creditors are satisfied.

HYPOTHEKENBANK IN ESSEN AKTIENGESELLSCHAFT

History and Development

Hypothekenbank in Essen Aktiengesellschaft (commercial name: Essenhyp) is a private German mortgage bank in the form of a stock corporation according to German law. Established on 30 September 1986, Essenhyp commenced operations on 23 January 1987. Essenhyp is registered under number HRB 7083 in the commercial register of the lower regional court (*Amtsgericht*) of Essen.

The registered office is located in Essen and its head office is at Gildehofstraße 1, 45127 Essen, Federal Republic of Germany (phone +49 201 8135-0).

Organisational Structure / Major Shareholders

Essenhyp is part of the Commerzbank Group, a family of financial institutions led by Commerzbank Aktiengesellschaft, Frankfurt am Main, Federal Republic of Germany ("Commerzbank AG"). Commerzbank AG holds 51 per cent. of the shares in Essenhyp. The remaining 49 per cent. of the shares are held by the Schuppli Group.

Business Overview

Principal activities and principal markets

As a German Pfandbriefbank within the meaning of the German Pfandbrief Act Essenhyp engages in public-sector lending (i.e. lending to sovereign and other public law entities), residential and commercial property mortgage lending as well as limited related activities. Essenhyp's core business is the public-sector lending. To a lesser extent, Essenhyp also engages in mortgage lending. Main products are public-sector and mortgage Pfandbriefe, unsecured bonds and promissory notes. Public-sector Pfandbriefe are issued to a great extent in the form of Jumbo Pfandbriefe.

The principal markets of Essenhyp are the Federal Republic of Germany, Europe, North America and Asia.

Public-Sector Lending

The key business segment of Essenhyp is the financing of the public sector in the Federal Republic of Germany, in Europe as well as in the United States and in Canada. The dominant borrowers in terms of asset allocation are the Federal Republic of Germany as well as the German Federal States. In line with the ongoing European integration, the financing of European sovereign and sub-sovereign entities is becoming more important. Public-sector lending represented approximately 70 per cent. of Essenhyp's total assets as of 31 December 2004.

Mortgage Lending

Essenhyp extends mortgage loans to finance a wide variety of residential and commercial properties, especially in the domestic market as well as in Europe and North America. Mortgage loans represented approximately 9 per cent. of Essenhyp's total assets as of 31 December 2004, reflecting the secondary nature of its mortgage lending compared to the public-sector lending activities.

Administrative, Management and Supervisory Bodies

Board of Managing Directors

Present members of the Board of Managing Directors are:

Hubert Schulte-Kemper, Chairman, Marl
Treasury Department
Corporate Management Department
Real Estate Financing (Marketing)
Public Relations
Assistance to the Board of Managing Directors
Personnel Department
Internal Audit Department
Construction Management
REGINA (Subsidiary)

Michael Fröhner, Dortmund
Real Estate Financing
Transaction Banking
Controlling Department
Foreclosure Department
Notifying and Credit Research Department
EDP Department
Accounting and Taxes Department
Information Technology Department
Immobilien Expertise GmbH (Subsidiary)
Organisation Department
Essenhyp Immobilien GmbH (Subsidiary)
Operational Risk Controlling
Legal Department
Data Protection Officer
Compliance Officer
Money Laundering Compliance Officer

Supervisory Board

Present members of the Supervisory Board are:

Dr. Eric Strutz,
Chairman, Member of the Board of Managing Directors of Commerzbank AG, Frankfurt am Main

Dipl.-Oec Berta Schuppli,
Deputy Chairman, Wiesbaden

Wolfgang Harmann,
Member of the Board of Managing Directors of Commerzbank AG, Frankfurt am Main

Dr. Renate Krümmer,
Executive Vice President, Group Strategy and Controlling of Commerzbank AG, Frankfurt am Main

Erich Labs,
Hypothekenbank in Essen AG, Essen

Kurt Müller,
Hypothekenbank in Essen AG, Essen

The members of the Board of Managing Directors and of the Supervisory Board can be contacted at the address of the head office of the Issuer.

There are no potential conflicts of interest of the members of the Board of Managing Directors and the members of the Supervisory Board between any duties to the Issuer and their private interests.

Historical Financial Information

The audited non-consolidated financial statements of the Issuer for the financial years ended 31 December 2003 and 2004 are incorporated by reference in and form part of this Prospectus.

Auditors

The auditors of Essenhyp for the financial year 2003 were BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Grüneburgweg 102, 60323 Frankfurt am Main, who have audited the financial statements of Essenhyp for the financial year ended 31 December 2003 without qualification.

The auditors of Essenhyp for the financial year 2004 were PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (new firm name: PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), Olof-Palme-Straße 35, 60439 Frankfurt am Main, Federal Republic of Germany, who have audited the financial statements of Essenhyp for the financial year ended 31 December 2004 without qualification.

Both BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft are members of the German Chamber of Public Accounts (*Wirtschaftsprüferkammer*).

Significant Change in the Financial Position

As of 22 March 2005 the subscribed capital of Essenhyp has been increased by € 44,700,000 to € 314,000,000.

Except for the aforesaid there has been no significant change in the financial position of Essenhyp since 31 December 2004.

Interim Financial Information / Trend Information

The unaudited Interim Report of the Issuer as of 30 June 2005 is incorporated by reference into, and forms part of, this Prospectus.

There has been no material adverse change in the prospects of Essenhyp since 31 December 2004 and 30 June 2005, respectively.

Legal and Arbitration Proceedings

As of the date of this Prospectus, the Issuer is not involved in any governmental, legal or arbitration proceedings nor is the Issuer aware of any such proceedings pending or being threatened, the results of which may have or have had during the previous 12 months a significant effect on its financial position or profitability.

Documents on Display

For the life of the Programme copies of the Articles of Association of the Issuer as well as of the Annual Reports for the financial years ended 31 December 2003 and 2004 and the Interim Report as of 30 June

2005 are available for inspection at the address of the head office of the Issuer and at the office of the Paying Agent in Luxembourg at the address set out on the last page of this Prospectus. In addition, Annual Reports are also available on the website www.essenhyp.com/en/financial_reports/index.php.

TERMS AND CONDITIONS OF THE NOTES

The Terms and Conditions of the Notes (the "Terms and Conditions") are set forth below in two Parts:

PART I sets out the basic terms (the "Basic Terms") comprising the Terms and Conditions that apply to (a) Series of Notes which are represented by global Notes (other than Pfandbriefe) (PART I (A)),(b) Series of Pfandbriefe which are represented by global Notes (PART I (B)) and (c) Participation Certificates which are represented by a global Note (PART I (C)).

PART II sets forth one supplement (the "Supplement") to the Basic Terms: those provisions that apply in the case of definitive Notes which are supplemental to the provisions of the Basic Terms set out in PART I (A).

The Basic Terms and the Supplement thereto together constitute the Terms and Conditions.

This Series of **[**Notes**][**Pfandbriefe**][**Participation Certificates**]** is issued pursuant to an Amended and Restated Fiscal Agency Agreement dated as of 31 October 2005 (the "Agency Agreement") between Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") and BNP Paribas Securities Services, Luxembourg Branche as fiscal agent (the "Fiscal Agent", which expression shall include any successor fiscal agent thereunder) and the other parties named therein. Copies of the Agency Agreement may be obtained free of charge at the specified office of the Fiscal Agent, at the specified office of any Paying Agent and at the principal office of the Issuer.

In the case of Long-Form Conditions, if the Terms and Conditions and the Final Terms are to be attached insert:

[The provisions of these Terms and Conditions apply to the **[**Notes**]** **[**Pfandbriefe**]** **[**Participation Certificates**]** as completed, modified, supplemented or replaced, in whole or in part, by the terms of the final terms which is attached hereto (the "Final Terms"). The blanks in the provisions of these Terms and Conditions which are applicable to the **[**Notes**][**Pfandbriefe**][**Participation Certificates**]** shall be deemed to be completed by the information contained in the Final Terms as if such information were inserted in the blanks of such provisions; any provisions of the Final Terms modifying, supplementing or replacing, in whole or in part, the provisions of these Terms and Conditions shall be deemed to so modify, supplement or replace the provisions of these Terms and Conditions; alternative or optional provisions of these Terms and Conditions as to which the corresponding provisions of the Final Terms are not completed or are deleted shall be deemed to be deleted from these Terms and Conditions; and all provisions of these Terms and Conditions which are inapplicable to the **[**Notes**][**Pfandbriefe**][**Participation Certificates**]** (including instructions, explanatory notes and text set out in square brackets) shall be deemed to be deleted from these Terms and Conditions, as required to give effect to the terms of the Final Terms. Copies of the Final Terms may be obtained free of charge at the specified office of the Fiscal Agent and at the specified office of any Paying Agent *provided* that, in the case of **[**Notes**]** **[**Pfandbriefe**][**Participation Certificates**]** which are not listed on any stock exchange, copies of the applicable Final Terms will only be available to Holders of such **[**Notes**][**Pfandbriefe**][**Participation Certificates**].]**

PART I – BASIC TERMS

A. TERMS AND CONDITIONS OF NOTES (OTHER THAN PFANDBRIEFE AND PARTICIPATION CERTIFICATES)

§ 1
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series **[•]** of Notes (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in **[insert Specified Currency]** (the "Specified Currency") in the aggregate principal amount of **[insert aggregate principal amount]** (in words: **[insert aggregate principal amount in words]**) in denominations of **[insert Specified Denominations]** (the "Specified Denominations").

(2) *Form.* The Notes are being issued in bearer form.

In the case of Notes which are exclusively represented by a Permanent Global Note insert:

[(3) *Permanent Global Note.* The Notes are represented by a permanent global note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed manually by two authorized signatories of the Issuer and shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.]

In the case of Notes which are initially represented by a Temporary Global Note insert:

[(3) *Temporary Global Note – Exchange.*

(a) The Notes are initially represented by a temporary global note (the "Temporary Global Note") without coupons. The Temporary Global Note will be exchangeable for Notes in Specified Denominations represented by a permanent global note (the "Permanent Global Note") without coupons. The Temporary Global Note and the Permanent Global Note shall each be signed manually by two authorized signatories of the Issuer and shall each be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.

(b) The Temporary Global Note shall be exchangeable for the Permanent Global Note from the 40th day after the date of issue of the Temporary Global Note. Such exchange shall only be made upon delivery of certifications to the effect that the beneficial owner or owners of the Notes represented by the Temporary Global Note is not a U.S. person (other than certain financial institutions or certain persons holding Notes through such financial institutions). Such certification will comply with applicable United States Treasury regulations. Payment of interest on Notes represented by a Temporary Global Note will be made only after delivery of such certifications. A separate certification shall be required in respect of each such payment of interest. Any such certification received on or after the 40th day after the date of issue of the Temporary Global Note will be treated as a request to exchange pursuant to subparagraph (b) of this § 1(3). Any securities delivered in exchange for the Temporary Global Note shall be delivered only outside of the United States (as defined in § 4(3)).]

(4) *Clearing System.* Each Permanent Global Note will be kept in custody by or on behalf of the Clearing System until all obligations of the Issuer under the Notes have been satisfied. "Clearing System" means **[if more than one Clearing System insert:** each of**]** the following: [Clearstream Banking AG] [Clearstream Banking, société anonyme] [Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear")]**[,]** [and] [specify other Clearing System].

(5) *Holder of Notes.* "Holder" means any Holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

§ 2
STATUS

In the case of unsubordinated Notes insert:

[The obligations under the Notes constitute unsecured and unsubordinated obligations of the Issuer ranking *pari passu* among themselves and *pari passu* with all other unsecured and unsubordinated obligations of the Issuer.]

In the case of subordinated Notes insert:

[The obligations under the Notes constitute unsecured and subordinated obligations of the Issuer ranking *pari passu* among themselves and *pari passu* with all other unsecured and subordinated obligations of the Issuer. In the event of the dissolution, liquidation, institution of insolvency proceedings over the assets of, composition or other proceedings for the avoidance of the institution of insolvency proceedings over the assets of or against, the Issuer, such obligations will be subordinated to the claims of all unsubordinated creditors of the Issuer so that in any such event no amounts shall be payable under such obligations until the claims of all unsubordinated creditors of the Issuer shall have been satisfied in full. No Holder may set off his claims arising under the Notes against any claims of the Issuer. No security of whatever kind is, or shall at any time be, provided by the Issuer or any other person securing rights of the Holders under such Notes. No subsequent agreement may limit the subordination pursuant to the provisions set out in this § 2 or amend the Maturity Date in respect of the Notes to any earlier date or shorten any applicable notice period (*Kündigungsfrist*). If the Notes are redeemed before the Maturity Date otherwise than in the circumstances described in this § 2 or as a result of an early redemption according to § 5(2) or repurchased by the Issuer otherwise than in accordance with the provisions of § 10(5a) sentence 6 Kreditwesengesetz (*German Banking Act*), then the amounts redeemed or paid must be returned to the Issuer irrespective of any agreement to the contrary unless the amounts paid have been replaced by other liable capital (*haftendes Eigenkapital*) of at least equal status within the meaning of the German Banking Act, or the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) has consented to such redemption or repurchase.]

§ 3
INTEREST

(A) In the case of Fixed Rate Notes insert:

[(1) *Rate of Interest and Interest Payment Dates.* The Notes shall bear interest on their principal amount at the rate of **[insert Rate of Interest]** per cent. per annum from (and including) **[insert Interest Commencement Date]** to (but excluding) the Maturity Date (as defined in § 5(1)). Interest shall be payable in arrear on **[insert fixed Interest Payment Date(s)]** in each year (each such date, an "Interest Payment Date"). The first payment of interest shall be made on **[insert First Interest Payment Date] [if First Interest Payment Date is not first anniversary of Interest Commencement Date insert:** and will amount to **[insert Initial Broken Amount per first Specified Denomination]** per note in a denomination of **[insert first Specified Denomination]** and **[insert further Initial Broken Amount(s) per further Specified Denominations]** per note in a denomination of **[insert further Specified Denominations].] [If Maturity Date is not a Fixed Interest Date insert:** Interest in respect of the period from **[insert Fixed Interest Date preceding the Maturity Date]** (inclusive) to the Maturity Date (exclusive) will amount to **[insert Final Broken Amount per first Specified Denomination]** per note in a denomination of **[insert first Specified Denomination]** [and **[insert further Final Broken Amount(s) per further Specified Denominations]** per note in a denomination of **[insert further Specified Denominations].]**

(2) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until the actual redemption of the Notes at the default rate of interest

established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.

(3) *Calculation of Interest for Partial Periods.* If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the Day Count Fraction (as defined below).]

(B) In the case of Floating Rate Notes insert:

[(1) *Interest Payment Dates.* (a) The Notes bear interest on their principal amount from **[insert Interest Commencement Date]** (inclusive) (the "Interest Commencement Date") to the first Interest Payment Date (exclusive) and thereafter from each Interest Payment Date (inclusive) to the next following Interest Payment Date (exclusive). Interest on the Notes shall be payable on each Interest Payment Date.

(b) "Interest Payment Date" means

[(i) in the case of Specified Interest Payment Dates insert: each **[insert Specified Interest Payment Dates].]**

[(ii) in the case of Specified Interest Periods insert: each date which (except as otherwise provided in these Terms and Conditions) falls **[insert number]** [weeks] [months] **[insert other specified periods]** after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.]

(c) If any Interest Payment Date would otherwise fall on a day which is not a Business Day (as defined below), it shall be:

[(i) in the case of Modified Following Business Day Convention insert: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the payment date shall be the immediately preceding Business Day.]

[(ii) in the case of FRN Convention insert: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (i) the payment date shall be the immediately preceding Business Day and (ii) each subsequent Interest Payment Date shall be the last Business Day in the month which falls **[[insert number]** months] **[insert other specified periods]** after the preceding applicable payment date.]

[(iii) in the case of Following Business Day Convention insert: postponed to the next day which is a Business Day.]

[(iv) in the case of Preceding Business Day Convention insert: the immediately preceding Business Day.]

(d) In this § 3 "Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)] settle payments.

(2) *Rate of Interest.* **[In the case of Screen Rate Determination insert:** The rate of interest (the "Rate of Interest") for each Interest Period (as defined below) will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for that Interest Period which appears on the Screen Page as of 11:00 a.m. ([Brussels] [London] time) on the

Interest Determination Date (as defined below) **[in the case of Margin insert:** [plus] [minus] the Margin (as defined below)**]**, all as determined by the Calculation Agent.

"Interest Period" means each period from (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and from (and including) each Interest Payment Date to (but excluding) the following Interest Payment Date.

"Interest Determination Date" means the [second] **[insert other applicable number of days]** [London] [TARGET] **[insert other relevant reference]** Business Day prior to the commencement of the relevant Interest Period. **[In case of a non-TARGET Business Day insert: "**[London] **[insert other relevant location]** Business Day" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in [London] **[insert other relevant location].] [In case of a TARGET Business Day insert:** "TARGET Business Day" means a day on which TARGET is operating.]

[In the case of Margin insert: "Margin" means [•] per cent. per annum.]

"Screen Page" means **[insert relevant Screen Page].**

[The Issuer may at its option agree on another basis for determining a reference rate. Full details of such basis will be contained here and in the applicable **Final Terms.]**

If the Screen Page is not available or if no such quotation appears, in each case as at such time, the Calculation Agent shall request each of the Reference Banks (as defined below) [in the euro-zone] to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the relevant Interest Period to leading banks in the [London] interbank market [in the euro-zone] at approximately 11.00 a. m. ([Brussels] [London] time) on the Interest Determination Date. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of such offered quotations **[in the case of Margin insert:** [plus] [minus] the Margin**]**, all as determined by the Calculation Agent.

If on any Interest Determination Date only one or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Calculation Agent determines as being the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of the rates, as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, as at 11.00 a. m. ([Brussels] [London] time) on the relevant Interest Determination Date, deposits in the Specified Currency for the relevant Interest Period by leading banks in the [London] interbank market [in the euro-zone] **[in the case of Margin insert:**

[plus] [minus] the Margin**]** or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the

Specified Currency for the relevant Interest Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the relevant Interest Period, at which, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Calculation Agent and the Issuer suitable for such purpose) inform(s) the Calculation Agent it is or they are quoting to leading banks in the [London] interbank market [in the euro-zone] (or, as the case may be, the quotations of such bank or banks to the Calculation Agent) **[in the case of Margin insert:**

[plus] [minus] the Margin]. If the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be the offered quotation or the arithmetic mean of the offered quotations on the Screen Page, as described above, on the last day preceding the Interest Determination Date on which such quotations were offered **[in the case of Margin insert:** [plus] [minus] the Margin (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period)].

As used herein, "Reference Banks" means **[if no other Reference Banks are specified in the Final Terms, insert:** those offices of four of such banks whose offered rates were used to determine such quotation when such quotation last appeared on the Screen Page] **[if other Reference Banks are specified in the Final Terms, insert names here].**

[In the case of euro-zone interbank market insert: "Euro-Zone" means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in accordance with the Treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992) and the Amsterdam Treaty of October 2, 1997, as further amended from time to time.]

[If Reference Rate is other than EURIBOR or LIBOR, insert relevant details in lieu of the provisions of this paragraph (2)]

[If ISDA Determination applies insert the relevant provisions and attach the 2000 ISDA Definitions published by the International Swap and Derivatives Association]

[If other method of determination applies, insert herein and in the applicable Final Terms relevant details in lieu of the provisions of this paragraph (2)]

[If Minimum and/or Maximum Rate of Interest applies insert:

(3) *[Minimum] [and] [Maximum] Rate of Interest.*

[If Minimum Rate of Interest applies insert: If the Rate of Interest in respect of any Interest Period determined in accordance with the above provisions is less than **[insert Minimum Rate of Interest],** the Rate of Interest for such Interest Period shall be **[insert Minimum Rate of Interest].]**

[If Maximum Rate of Interest applies insert: If the Rate of Interest in respect of any Interest Period determined in accordance with the above provisions is greater than **[insert Maximum Rate of Interest],** the Rate of Interest for such Interest Period shall be **[insert Maximum Rate of Interest].]]**

[(4)] *Interest Amount.* The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, calculate the amount of

interest (the "Interest Amount") payable on the Notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the aggregate principal amount of the Notes and rounding the resultant figure to the nearest unit of the Specified Currency, with 0.5 of such unit being rounded upwards.

[(5)] *Notification of Rate of Interest and Interest Amount.* The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and to the Holders in accordance with § [12] as soon as possible after their determination, but in no event later than the fourth [TARGET] [London] Business Day (as defined in § 3(1)) thereafter and, if required by the rules of any stock exchange on which the Notes are from time to time listed, to such stock exchange as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to any stock exchange on which the Notes are then listed and to the Holders in accordance with § [12].

[(6)] *Determinations Binding.* All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this § 3 by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent[, the Paying Agent[s]] and the Holders.

[(7)] *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until actual redemption of the Notes. The applicable Rate of Interest will be the default rate of interest established by law except the rate of interest of the Notes is higher than the default rate of interest established by law.

(C) In the case of Zero Coupon Notes insert:

[(1) *No Periodic Payments of Interest.* There will not be any periodic payments of interest on the Notes.

(2) *Accrual of Interest.* If the Issuer shall fail to redeem the Notes when due, interest shall accrue on the outstanding principal amount of the Notes as from the due date to the date of actual redemption at the default rate of interest established by law except the rate of interest of the Notes is higher than the default rate of interest established by law.]

[(D) [In the case of Dual Currency Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]

[In the case of Index-linked Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]

[In the case of Credit Linked Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms].

[In the case of other structured Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]]

[(•)] *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"):

[if Actual/Actual (ICMA) insert: the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the relevant payment date divided by (x) in the case of Notes where interest is scheduled to be paid only by means of regular

annual payments, the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date or (y) in the case of Notes where interest is scheduled to be paid other than only by means of regular annual payments, the product of the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date and the number of Interest Payment Dates that would occur in one calendar year assuming interest was to be payable in respect of the whole of that year.]

[if Actual/Actual (ISDA) (Actual/365) insert: the actual number of days in the Calculation Period divided by 365 (or, if any calculation portion of that period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period not falling in a leap year divided by 365).**]**

[if Actual/365 (Fixed) insert: the actual number of days in the Calculation Period divided by 365.**]**

[if Actual/360 insert: the actual number of days in the Calculation Period divided by 360.**]**

[if 30/360, 360/360 or Bond Basis insert: the number of days in the Calculation Period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (A) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation Period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).**]**

[if 30E/360 or Eurobond Basis: the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period).**]**

§ 4
PAYMENTS

(1) **[**(a)**]** *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the Global Note representing the Notes at the time of payment at the specified office of the Fiscal Agent outside the United States.

In the case of Notes other than Zero Coupon Notes insert:

[(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

[In the case of interest payable on a Temporary Global Note insert: Payment of interest on Notes represented by the Temporary Global Note shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System, upon due certification as provided in § 1(3)(b).**]]**

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in **[insert Specified Currency].**

(3) *United States.* For purposes of **[in the case of TEFRA D Notes insert:** § 1 (3) and**]** subparagraph (1) of this § 4, "United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U. S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro and in the case of Floating Rate Notes insert:** TARGET**] [if the specified currency is euro and in the case of Notes other than Floating Rate Notes insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.

[(6)**]** *References to Principal and Interest.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; the Early Redemption Amount of the Notes; **[if redeemable at the option of the Issuer for other than taxation reasons insert:** the Call Redemption Amount of the Notes;**] [if redeemable at the option of the Holder insert:** the Put Redemption Amount of the Notes;**] [in the case of Zero Coupon Notes insert:** the Amortised Face Amount of the Notes;**] [in the case of Instalment Notes insert:** the Instalment Amount(s) of the Notes;**]** and any premium and any other amounts which may be payable under or in respect of the Notes. Reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any Additional Amounts which may be payable under § 7.

[(7)**]** *Deposit of Principal and Interest.* The Issuer may deposit with the *Amtsgericht* in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
REDEMPTION

(1) *Redemption at Maturity.*

In the case of Notes other than Instalment Notes insert:

[Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on **[in the case of a specified Maturity Date insert such Maturity Date] [in the case of a Redemption Month insert:** the Interest Payment Date falling in **[insert Redemption Month]]** (the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be **[if the Notes are redeemed at their principal amount insert:** its principal amount**] [otherwise insert Final Redemption Amount per denomination].]**

In the case of Instalment Notes insert:

[Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at the Instalment Date(s) and in the Instalment Amount(s) set forth below:

Instalment Date(s)	Instalment Amount(s)
[insert Instalment Date(s)]	**[insert Instalment Amount(s)]**
[ ]	**[ ]**
[ ]	**[ ]]**

(2) *Early Redemption for Reasons of Taxation.* If as a result of any change in, or amendment to, the laws or regulations of the Federal Republic of Germany or any political subdivision or taxing authority thereto or therein affecting taxation or the obligation to pay duties of any kind, or any change in, or amendment to, an official interpretation or application of such laws or regulations, which amendment or change is effective on or after the date on which the last tranche of this series of Notes was issued, the Issuer is required to pay Additional Amounts (as defined in § 7 herein) **[in the case of Notes other than Zero Coupon Notes insert:** on the next succeeding Interest Payment Date (as defined in § 3(1))**] [in the case of Zero Coupon Notes insert:** at maturity or upon the sale or exchange of any Note**]**, and this obligation cannot be avoided by the use of reasonable measures available to the Issuer, the Notes may be redeemed, in whole but not in part, at the option of the Issuer, upon not more than 60 days' nor less than 30 days' prior notice of redemption given to the Fiscal Agent and, in accordance with § **[**12**]** to the Holders, at their Early Redemption Amount (as defined below), together with interest (if any) accrued to the date fixed for redemption.

However, no such notice of redemption may be given (i) earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts were a payment in respect of the Notes then due, or (ii) if at the time such notice is given, such obligation to pay such Additional Amounts or make such deduction or withholding does not remain in effect. **[In the case of Floating Rate Notes insert:** The date fixed for redemption must be an Interest Payment Date.**]**

Any such notice shall be given in accordance with § **[**12**]**. It shall be irrevocable, must specify the date fixed for redemption and must set forth a statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

If Notes are subject to Early Redemption at the Option of the Issuer insert:

[[(3)**]** *Early Redemption at the Option of the Issuer.*

(a) The Issuer may, upon notice given in accordance with clause (b), redeem **[**all**]** **[**some**]** of the Notes on the Call Redemption Date**[**s**]** at the Call Redemption Amount(s) set forth below together with accrued interest, if any, to (but excluding) the Call Redemption Date. **[If Minimum Redemption Amount or Higher Redemption Amount applies insert:** Any such redemption must be of a principal amount equal to **[**at least **[insert Minimum Redemption Amount]] [Higher Redemption Amount].]**

Call Redemption Date(s)	Call Redemption Amount(s)
[insert Call Redemption Date(s)]	**[insert Call RedemptionAmount(s)]**
[ ]	**[ ]**
[ ]	**[ ]]**

[If Notes are subject to Early Redemption at the Option of the Holder insert: The Issuer may not exercise such option in respect of any Note which is the subject of the prior exercise by the Holder thereof of its option to require the redemption of such Note under subparagraph **[**(4)**]** of this § 5.**]**

(b) Notice of redemption shall be given by the Issuer to the Holders of the Notes in accordance with § **[**12**]**. Such notice shall specify:

(i) the Series of Notes subject to redemption;

(ii) whether such Series is to be redeemed in whole or in part only and, if in part only, the aggregate principal amount of the Notes which are to be redeemed;

(iii) the Call Redemption Date, which shall be not less than **[insert Minimum Notice to Holders]** nor more than **[insert Maximum Notice to Holders]** days after the date on which notice is given by the Issuer to the Holders; and

(iv) the Call Redemption Amount at which such Notes are to be redeemed.

(c) In the case of a partial redemption of Notes, Notes to be redeemed shall be selected in accordance with the rules of the relevant Clearing System.**]**

If the Notes are subject to Early Redemption at the Option of a Holder insert:

[[(4)**]** *Early Redemption at the Option of a Holder.*

(a) The Issuer shall, at the option of the Holder of any Note, redeem such Note on the Put Redemption Date(s) at the Put Redemption Amount(s) set forth below together with accrued interest, if any, to (but excluding) the Put Redemption Date.

Call Redemption Date(s)	Call Redemption Amount(s)
[insert Call Redemption Date(s)]	**[insert Call RedemptionAmount(s)]**
[ ]	**[ ]**
[ ]	**[ ]**

The Holder may not exercise such option in respect of any Note which is the subject of the prior exercise by the Issuer of its option to redeem such Note under this § 5.

(b) In order to exercise such option, the Holder must, not less than **[insert Minimum Notice to Issuer]** nor more than **[insert Maximum Notice to Issuer]** days before the Put Redemption Date on which such redemption is required to be made as specified in the Put Notice (as defined below), submit during normal business hours at the specified office of the Fiscal Agent a duly completed early redemption notice ("Put Notice") in the form available from the specified office of the Fiscal Agent. The Put Notice must specify (i) the principal amount of the Notes in respect of which such option is exercised, and (ii) the securities identification number of such Notes, if any. No option so exercised may be revoked or withdrawn. The Issuer shall only be required to redeem Notes in respect of which such option is exercised against delivery of such Notes to the Issuer or to its order.**]**

In the case of unsubordinated Notes other than Zero Coupon Notes insert:

[[(5)**]** *Early Redemption Amount.*

(a) For purposes of subparagraph (2) of this § 5 and § 9, the Early Redemption Amount of a Note shall be its Final Redemption Amount.**]**

In the case of subordinated Notes other than Zero Coupon Notes insert:

[[(5)**]** *Early Redemption Amount.*

For purposes of subparagraph (2) of this § 5, the Early Redemption Amount of a Note shall be its Final Redemption Amount.**]**

In the case of Zero Coupon Notes insert:

[[(5)**]** *Early Redemption Amount.*

(a) For purposes of subparagraph (2) of this § 5 **[in the case of unsubordinated Notes insert:** and § 9**]**, the Early Redemption Amount of a Note shall be equal to the Amortised Face Amount of the Note.

(b) The Amortised Face Amount of a Note shall be an amount equal to the sum of:

(i) **[insert Reference Price]** (the "Reference Price"), and

(ii) the product of **[insert Amortisation Yield]** (compounded annually) and the Reference Price from (and including) **[insert Issue Date]** to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Notes become due and payable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year (the "Calculation Period") shall be made on the basis of the Day Count Fraction (as defined in § 3).

(c) If the Issuer fails to pay the Early Redemption Amount when due, the Amortised Face Amount of a Note shall be calculated as provided herein, except that references in subparagraph (b)(ii) above to the date fixed for redemption or the date on which such Note becomes due and repayable shall refer to the earlier of (i) the date on which upon due presentation and surrender of the relevant Note (if required), payment is made, and (ii) the fourteenth day after notice has been given by the Fiscal Agent in accordance with § [12] that the funds required for redemption have been provided to the Fiscal Agent.]

[In the case of Dual Currency Notes, insert all applicable provisions here and in the relevant Final Terms]

[In the case of Index-linked Notes, insert all applicable provisions here and in the relevant Final Terms]

[In the case of Credit Linked Notes, insert all applicable provisions here and in the relevant Final Terms].

[In the case of other structured Notes, insert all applicable provisions here and in the relevant Final Terms]]

§ 6
FISCAL AGENT[,] [AND] [PAYING AGENT[S]] [AND CALCULATION AGENT]

(1) *Appointment; Specified Offices.* The initial Fiscal Agent[[,] [and] Paying Agent[s]] [and the Calculation Agent] and [its] [their] respective initial specified office[s] are:

Fiscal Agent:	BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve L-2085 Luxembourg Luxembourg
[Paying Agent[s]:	**[insert other Paying Agents and specified offices]]**
[Calculation Agent:]	[BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve L-2085 Luxembourg Luxembourg]

The Fiscal Agent[[,] [and] the Paying Agent[s]] [and the Calculation Agent] reserve[s] the right at any time to change [its] [their] respective specified office[s] to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent [or the Calculation Agent] and to appoint another Fiscal Agent or additional or other Paying Agents [or another Calculation Agent]. The Issuer shall at all times maintain [(i)] a Fiscal Agent[,] [and] (ii) a Paying Agent in addition to the Fiscal Agent with a specified office in a continental European city] **[in the case of Notes listed on a stock exchange insert:** [,] [and] [(iii)] so long as the Notes are listed on the **[name of Stock Exchange]**, a Paying Agent (which may be the Fiscal Agent) with a specified office in **[location of Stock Exchange]** and/or in such other place as may be required by the rules of such stock exchange] **[in the case of payments in U.S. dollars insert:**[,] [and] [(iv)] if payments at or through the offices of all Paying Agents outside the United States (as defined in § 4 hereof) become illegal or are effectively precluded because of the imposition of exchange controls or similar restrictions on the full payment or receipt of such amounts in United States dollars, a Paying Agent with a specified office in New York City] **[if any Calculation Agent is to be appointed insert:** and [(v)] a Calculation Agent **[if Calculation Agent is required to maintain a Specified Office in a Required Location insert:** with a specified office located in **[insert Required Location]]**. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § [12].

(3) *Agents of the Issuer.* The Fiscal Agent[[,] [and] the Paying Agent[s]] [and the Calculation Agent] act[s] solely as agent[s] of the Issuer and do[es] not have any obligations towards or relationship of agency or trust to any Holder.

§ 7
TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts (the "Additional Amounts") as shall be necessary in order that the net amounts received by the Holders, after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable in the absence of such withholding or deduction; except that no such Additional Amounts shall be payable on account of any taxes or duties which:

(a) are payable by any person acting as custodian bank or collecting agent on behalf of a Noteholder, or otherwise in any manner which does not constitute a deduction or withholding by the Issuer from payments of principal or interest made by it, or

(b) are payable by reason of the Holder having, or having had, some personal or business connection with the Federal Republic of Germany and not merely by reason of the fact that payments in respect of the Notes are, or for purposes of taxation are deemed to be, derived from sources in, or are secured in, the Federal Republic of Germany, or

(c) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment becomes due, or is duly provided for and notice thereof is published in accordance with § [12], whichever occurs later, or

(d) are deducted or withheld pursuant to (i) any European Union Directive or Regulation concerning the taxation of interest income, or (ii) any international treaty or understanding relating to such taxation and to which the Federal

Republic of Germany or the European Union is a party, or (iii) any provision of law implementing, or complying with, or introduced to conform with, such Directive, Regulation, treaty or understanding.

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes.

[§ 9
EVENTS OF DEFAULT

In the case of unsubordinated Notes insert:

(1) *Events of default.* Each Holder shall be entitled to declare his Notes due and demand immediate redemption thereof at the Early Redemption Amount (as described in § 5), together with accrued interest (if any) to the date of repayment, in the event that

(a) the Issuer fails to pay principal or interest within 30 days from the relevant due date, or

(b) the Issuer fails duly to perform any other obligation arising from the Notes which failure is not capable of remedy or, if such failure is capable of remedy, such failure continues for more than 30 days after the Fiscal Agent has received notice thereof from a Holder, or

(c) the Issuer announces its inability to meet its financial obligations or ceases its payments, or

(d) a court opens insolvency proceedings against the Issuer or the Issuer applies for or institutes such proceedings or offers or makes an arrangement for the benefit of its creditors generally, or

(e) the Issuer goes into liquidation unless this is done in connection with a merger, or other form of combination with another company and such company assumes all obligations contracted by the Issuer, as the case may be, in connection with this issue, or

(f) any governmental order, decree or enactment shall be made in or by the Federal Republic of Germany whereby the Issuer is prevented from observing and performing in full its obligations as set forth in these Terms and Conditions and this situation is not cured within 90 days.

The right to declare Notes due shall terminate if the situation giving rise to it has been cured before the right is exercised.

(2) *Notice.* Any notice, including any notice declaring Notes due, in accordance with subparagraph (1) shall be made by means of a written declaration in the German or English language delivered by hand or registered mail to the specified office of the Fiscal Agent together with proof that such Holder at the time of such notice is a Holder of the relevant Notes by means of a certificate of his Custodian (as defined in § [13](4)) or in other appropriate manner.]

§ [10]
SUBSTITUTION

(1) *Substitution.* The Issuer may, without the consent of the Holders, if no payment of principal of or interest on any of the Notes is in default, at any time substitute for the Issuer any Affiliate (as defined below) of the Issuer as principal debtor in respect of all obligations arising from or in connection with this issue (the "Substitute Debtor") provided that:

(a) the Substitute Debtor assumes all obligations of the Issuer in respect of the Notes;

(b) the Issuer and the Substitute Debtor have obtained all necessary authorisations and may transfer to the Fiscal Agent in the currency required hereunder and without being obligated to deduct or withhold any taxes or other duties of whatever nature levied by the country in which the Substitute Debtor or the Issuer has its domicile or tax residence, all amounts required for the fulfilment of the payment obligations arising under the Notes;

(c) the Substitute Debtor has agreed to indemnify and hold harmless each Holder against any tax, duty, assessment or governmental charge imposed on such Holder in respect of such substitution;

In the case of unsubordinated Notes insert:

[(d) the Issuer irrevocably and unconditionally guarantees in favour of each Holder the payment of all sums payable by the Substitute Debtor in respect of the Notes on terms which ensure that each Holder will be put in an economic position that is at least as favourable as that which would have existed if the substitution had not taken place; and**]**

In the case of subordinated Notes insert:

[(d) the obligations assumed by the Substitute Debtor in respect of the Notes are subordinated on terms identical to the terms of the Notes and (i) the Substitute Debtor is a subsidiary (*Tochterunternehmen*) of the Issuer within the meaning of § § 1(7) and 10(5a) sentence 11 Kreditwesengesetz (*German Banking Act*), (ii) the Substitute Debtor deposits an amount which is equal to the aggregate principal amount of the Notes with the Issuer on terms equivalent, including in respect of subordination, to the terms and conditions of the Notes, and (iii) the Issuer irrevocably and unconditionally guarantees in favour of each Holder the payment of all sums payable by the Substitute Debtor in respect of the Notes on terms which ensure that each Holder will be put in an economic position that is at least as favourable as that which would have existed if the substitution had not taken place; and**]**

(e) there shall have been delivered to the Fiscal Agent an opinion or opinions of lawyers of recognised standing to the effect that subparagraphs (a), (b), (c) and (d) above have been satisfied.

For purposes of this § **[10]**, "Affiliate" shall mean any affiliated company (*verbundenes Unternehmen*) within the meaning of § 15 Aktiengesetz (*German Stock Corporation Act*).

(2) *Notice.* Notice of any such substitution shall be published in accordance with § **[12]**.

(3) *Change of References.* In the event of any such substitution, any reference in these Terms and Conditions to the Issuer shall from then on be deemed to refer to the Substitute Debtor and any reference to the country in which the Issuer is domiciled or resident for taxation purposes shall from then on be deemed to refer to the country of domicile or residence for taxation purposes of the Substitute Debtor. Furthermore, in the event of such substitution the following shall apply:

In the case of unsubordinated Notes insert:

[(a)in § 7 and § 5(2) an alternative reference to the Federal Republic of Germany shall be deemed to have been included in addition to the reference according to the preceding sentence to the country of domicile or residence for taxation purposes of the Substitute Debtor;

(b) in § 9(1)(c) to (f) an alternative reference to the Issuer in its capacity as guarantor shall be deemed to have been included in addition to the reference to the Substitute Debtor;

(c) in § 9(1) a further event of default shall be deemed to have been included; such event of default shall exist in the case that the guarantee pursuant to subparagraph 1 (d) is or becomes invalid for any reason.]

In the case of subordinated Notes insert:

[In § 7 and § 5(2) an alternative reference to the Federal Republic of Germany shall be deemed to have been included (in addition to the reference according to the preceding sentence to the country of domicile or residence for taxation purposes of the Substitute Debtor).]

§ [11]
FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ [12]
NOTICES

In the case of Notes which are listed on a Stock Exchange and where notices shall be given by means of publication in newspapers insert:

[(1) *Publication.* All notices concerning the Notes shall be published in a leading daily newspaper having general circulation in [Germany] [Luxembourg] [London] **[specify other location]**. These newspapers are expected to be the [*Börsen-Zeitung*] [*d'Wort*] [*Financial Times*] **[insert other applicable newspaper having general circulation]**. Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).]

If notices may be given by means of electronic publication on the website of the relevant Stock Exchange insert

[(1)) *Publication.* All notices concerning the Notes will be made by means of electronic publication on the internet website of the **[insert relevant stock exchange]** (**www.[insert intemet address]**). Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first such publication).]

[(2)] *Notification to Clearing System*

In the case of Notes which are unlisted insert:

[The Issuer shall deliver all notices concerning the Notes to the Clearing System for communication by the Clearing System to the Holders. Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.]

In the case of Notes which are listed on a Stock Exchange insert:

[So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the **[insert relevant stock exchange]** so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders, in lieu of publication in the newspapers set forth in subparagraph (1) above; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.]

§ [13]
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OFJURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The German courts shall have exclusive jurisdiction over lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

§ [14]
LANGUAGE

If the Conditions shall be in the German language with an English language translation insert:

[These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.]

If the Conditions shall be in the English language with a German language translation insert:

[These Terms and Conditions are written in the English language and provided with a German language translation. The English text shall be controlling and binding. The German language translation is provided for convenience only.]

If the Conditions shall be in the English language only insert:

[These Terms and Conditions are written in the English language only.]

In the case of Notes that are publicly offered, in whole or in part, in Germany or distributed, in whole or in part, to non-professional investors in Germany with English language Conditions only insert:

[Eine deutsche Übersetzung der Emissionsbedingungen wird bei der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, D-45127 Essen, zur kostenlosen Ausgabe bereitgehalten.]

B. TERMS AND CONDITIONS OF PFANDBRIEFE

§ 1
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series **[•]** of **[in the case of Mortgage Pfandbriefe insert:** Mortgage Pfandbriefe (*Hypothekenpfandbriefe)]* **[in the case of Public-Sector Pfandbriefe insert:** Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe)]* (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in **[insert Specified Currency]** (the "Specified Currency") in the aggregate principal amount of **[insert aggregate principal amount]** (in words: **[insert aggregate principal amount in words]**) in denominations of **[insert Specified Denominations]** (the "Specified Denominations").

(2) *Form.* The Notes are being issued in bearer form.

(3) *Permanent Global Note.* The Notes are represented by a permanent global note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed manually by two authorized signatories of the Issuer and the independent trustee appointed by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) and shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.

(4) *Clearing System.* Each Permanent Global Note will be kept in custody by or on behalf of the Clearing System until all obligations of the Issuer under the Notes have been satisfied. "Clearing System" means **[in the case of more than one Clearing System insert:** each of**]** the following: [Clearstream Banking AG**]** [Clearstream Banking, société anonyme**]** [Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear")**][,]** [and**]** **[specify other Clearing System].**

(5) *Holder of Notes.* "Holder" means any holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

§ 2
STATUS

The obligations under the Notes constitute unsubordinated obligations of the Issuer ranking *pari passu* among themselves. The Notes are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under **[in the case of Mortgage Pfandbriefe insert:** Mortgage Pfandbriefe**]** **[in the case of Public-Sector Pfandbriefe insert:** Public-Sector Pfandbriefe**].**

§ 3
INTEREST

(A) In the case of Fixed Rate Notes insert:

[(1) *Rate of Interest and Interest Payment Dates.* The Notes shall bear interest on their principal amount at the rate of **[insert Rate of Interest]** per cent. per annum from (and including) **[insert Interest Commencement Date]** to (but excluding) the Maturity Date (as defined in § 5(1)). Interest shall be payable in arrear on **[insert fixed Interest Payment Date(s)]** in each year (each such date, an "Interest Payment Date"). The first payment of interest shall be made on **[insert First Interest Payment Date] [if First Interest Payment Date is not first anniversary of Interest Commencement Date insert:** and will amount to **[insert Initial Broken Amount per first Specified Denomination]** per note in a denomination of **[insert first Specified Denomination]** and **[insert further Initial Broken Amount(s) per further Specified Denominations]** per note in a denomination of **[insert further Specified Denominations].] [If Maturity Date is not a Fixed Interest Date insert:**

Interest in respect of the period from **[insert Fixed Interest Date preceding the Maturity Date]** (inclusive) to the Maturity Date (exclusive) will amount to **[insert Final Broken Amount per first Specified Denomination]** per note in a denomination of **[insert first Specified Denomination]** and **[insert further Final Broken Amount(s) per further Specified Denominations]** per note in a denomination of **[insert further Specified Denominations].]**

(2) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until the actual redemption of the Notes at the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.

(3) *Calculation of Interest for Partial Periods.* If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the Day Count Fraction (as defined below).]

(B) In the case of Floating Rate Notes insert:

[(1) *Interest Payment Dates.* (a) The Notes bear interest on their principal amount from **[insert Interest Commencement Date]** (inclusive) (the "Interest Commencement Date") to the first Interest Payment Date (exclusive) and thereafter from each Interest Payment Date (inclusive) to the next following Interest Payment Date (exclusive). Interest on the Notes shall be payable on each Interest Payment Date.

(b) "Interest Payment Date" means

[(i) in the case of Specified Interest Payment Dates insert: each **[insert Specified Interest Payment Dates].]**

[(ii) in the case of Specified Interest Periods insert: each date which (except as otherwise provided in these Terms and Conditions) falls **[insert number]** [weeks] [months] **[insert other specified periods]** after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.]

(c) If any Interest Payment Date would otherwise fall on a day which is not a Business Day (as defined below), it shall be:

[(i) in the case of Modified Following Business Day Convention insert: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the payment date shall be the immediately preceding Business Day.]

[(ii) in the case of FRN Convention insert: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (i) the payment date shall be the immediately preceding Business Day and (ii) each subsequent Interest Payment Date shall be the last Business Day in the month which falls **[[insert number]** months] **[insert other specified periods]** after the preceding applicable payment date.]

[(iii) in the case of Following Business Day Convention insert: postponed to the next day which is a Business Day.]

[(iv) in the case of Preceding Business Day Convention insert: the immediately preceding Business Day.]

(d) In this § 3 "Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) **[if the Specified Currency is**

not euro insert: commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)] settle payments.

2) *Rate of Interest.* **[in the case of Screen Rate Determination insert:** The rate of interest (the "Rate of Interest") for each Interest Period (as defined below) will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for that Interest Period which appears on the Screen Page as of 11:00 a.m. ([Brussels] [London] time) on the Interest Determination Date (as defined below) **[in the case of Margin insert:** [plus] [minus] the Margin (as defined below)], all as determined by the Calculation Agent.

"Interest Period" means each period from (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and from (and including) each Interest Payment Date to (but excluding) the following Interest Payment Date.

"Interest Determination Date" means the [second] **[insert other applicable number of days]** [London] [TARGET] **[insert other relevant reference]** Business Day prior to the commencement of the relevant Interest Period. **[In case of a non-TARGET Business Day insert:** "[London] **[insert other relevant location]** Business Day" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in [London] **[insert other relevant location].] [In case of a TARGET Business Day insert:** "TARGET Business Day" means a day on which TARGET is operating.]

[In the case of Margin insert: "Margin" means [•] per cent. per annum.]

"Screen Page" means **[insert relevant Screen Page].**

[The Issuer may at its option agree on another basis for determining a reference rate. Full details of such basis will be contained here and in the applicable **Final Terms.]**

If the Screen Page is not available or if no such quotation appears, in each case as at such time, the Calculation Agent shall request each of the Reference Banks (as defined below) to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the relevant Interest Period to leading banks in the [London] interbank market [in the euro-zone] at approximately 11.00 a.m. [Brussels] [London] time) on the Interest Determination Date. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of such offered quotations **[in the case of Margin insert:** [plus] [minus] the Margin], all as determined by the Calculation Agent.

If on any Interest Determination Date only one or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Calculation Agent determines as being the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being

rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of the rates, as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, as at 11.00 a. m. [Brussels] [London] time) on the relevant Interest Determination Date, deposits in the Specified Currency for the relevant Interest Period by leading banks in the [London] interbank market [in the euro-zone] **[in the case of Margin insert:** [plus] [minus] the Margin] or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for the relevant Interest Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the relevant Interest Period, at which, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Calculation Agent and the Issuer suitable for such purpose) inform(s) the Calculation Agent it is or they are quoting to leading banks in the [London] interbank market [in the euro-zone] (or, as the case may be, the quotations of such bank or banks to the Calculation Agent) **[in the case of Margin insert:** [plus] [minus] the Margin**]**. If the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be the offered quotation or the arithmetic mean of the offered quotations on the Screen Page, as described above, on the last day preceding the Interest Determination Date on which such quotations were offered **[in the case of Margin insert:** [plus] [minus] the Margin (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period)**]**.

As used herein, "Reference Banks" means **[if no other Reference Banks are specified in the Final Terms, insert:** those offices of four of such banks whose offered rates were used to determine such quotation when such quotation last appeared on the Screen Page] **[if other Reference Banks are specified in the Final Terms, insert names here]**.

[In the case of euro-zone interbank market insert: "Euro-Zone" means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in accordance with the Treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992) and the Amsterdam Treaty of October 2, 1997, as further amended from time to time.]

[If Reference Rate is other than EURIBOR or LIBOR, insert relevant details in lieu of the provisions of this paragraph (2)]

[If ISDA Determination applies insert the relevant provisions and attach the 2000 ISDA Definitions published by the International Swap and Derivatives Association]

[If other method of determination applies insert herein and in the applicable Final Terms relevant details in lieu of the provisions of this paragraph (2)]

[If Minimum and/or Maximum Rate of Interest applies insert:

(3) *[Minimum] [and] [Maximum] Rate of Interest.*

[If Minimum Rate of Interest applies insert: If the Rate of Interest in respect of any Interest Period determined in accordance with the above provisions is less than **[insert Minimum Rate of Interest],** the Rate of Interest for such Interest Period shall be **[insert Minimum Rate of Interest].]**

[If Maximum Rate of Interest applies insert: If the Rate of Interest in respect of any Interest Period determined in accordance with the above provisions is greater than **[insert Maximum Rate of Interest],** the Rate of Interest for such Interest Period shall be **[insert Maximum Rate of Interest].]]**

[(4)] *Interest Amount.* The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, calculate the amount of interest (the "Interest Amount") payable on the Notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the aggregate principal amount of the Notes and rounding the resultant figure to the nearest unit of the Specified Currency, with 0.5 of such unit being rounded upwards.

[(5)] *Notification of Rate of Interest and Interest Amount.* The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and to the Holders in accordance with § 10 as soon as possible after their determination, but in no event later than the fourth [TARGET] [London] Business Day (as defined in § 3(2)) thereafter and, if required by the rules of any stock exchange on which the Notes are from time to time listed, to such stock exchange, as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to any stock exchange on which the Notes are then listed and to the Holders in accordance with § 10.

[(6)] *Determinations Binding.* All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this § 3 by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent**[,** the Paying Agent**[s]]** and the Holders.

[(7)] *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until actual redemption of the Notes. The applicable Rate of Interest will be the default rate of interest established by law except the rate of interest of the Notes is higher than the default rate of interest established by law.]

(C) In the case of Zero Coupon Notes insert:

[(1) *No Periodic Payments of Interest.* There will not be any periodic payments of interest on the Notes.

(2) *Accrual of Interest.* If the Issuer shall fail to redeem the Notes when due, interest shall accrue on the outstanding principal amount of the Notes as from the due date to the date of actual redemption at the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.]

[(D) [In the case of Dual Currency Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]

[In the case of Index Linked Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]

[In the case of Credit Linked Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms].

[In the case of other structured Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]]

[(•)] *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"):

[if Actual/Actual (ICMA) insert: the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the relevant payment date divided by (x) in the case of Notes where interest is scheduled to be paid only by means of regular annual payments, the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date or (y) in the case of Notes where interest is scheduled to be paid other than only by means of regular annual payments, the product of the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date and the number of Interest Payment Dates that would occur in one calendar year assuming interest was to be payable in respect of the whole of that year.**]**

[if Actual/Actual (ISDA) (Actual/365) insert: the actual number of days in the Calculation Period divided by 365 (or, if any calculation portion of that period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period not falling in a leap year divided by 365).**]**

[if Actual/365 (Fixed) insert: the actual number of days in the Calculation Period divided by 365.**]**

[if Actual/360 insert: the actual number of days in the Calculation Period divided by 360.**]**

[if 30/360, 360/360 or Bond Basis insert: the number of days in the Calculation Period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless(A) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).**]**

[if 30E/360 or Eurobond Basis: the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period).**]**

§ 4
PAYMENTS

(1) **[(a)]** *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the Global Note representing the Notes at the time of payment at the specified office of the Fiscal Agent outside the United States.

In the case of Notes other than Zero Coupon Notes insert:

[(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

[In the case of interest payable on a Temporary Global Note insert: Payment of interest on Notes represented by the Temporary Global Note shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System, upon due certification as provided in § 1(3)(b).**]]**

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in **[insert Specified Currency].**

(3) *United States.* For purposes of **[in the case of TEFRA D Notes insert:** § 1 (3) and**]** subparagraph (1) of this § 4, "United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U. S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) **[if the Specified Currency is not euro insert**: commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro and in the case of Floating Rate Notes insert:** TARGET**] [if the specified currency is euro and in the case of Notes other than Floating Rate Notes insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.

(6) *References to Principal.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; **[if redeemable at the option of the Issuer insert:** the Call Redemption Amount of the Notes;**] [in the case of Instalment Notes insert:** the Instalment Amount(s) of the Notes;**]** and any premium and any other amounts which may be payable under or in respect of the Notes.

(7) *Deposit of Principal and Interest.* The Issuer may deposit with the *Amtsgericht* in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
REDEMPTION

In the case of Notes other than Instalment Notes insert:

[(1)] *Redemption at Maturity.*

[Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on **[in the case of a specified Maturity Date insert such Maturity Date] [in the case of a Redemption Month insert:** the Interest Payment Date falling in **[insert Redemption Month]]**

(the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be **[if the Notes are redeemed at their principal amount insert:** its principal amount] **[otherwise insert Final Redemption Amount per denomination].]**

In the case of Instalment Notes insert:

[Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at the Instalment Date(s) and in the Instalment Amount(s) set forth below:

Instalment Date(s)	Instalment Amount(s)
[insert Instalment Date(s)]	**[insert Instalment Amount(s)]**
[ ]	[ ]
[ ]	[ ]]

If Notes are subject to Early Redemption at the Option of the Issuer insert:

(2) *Early Redemption at the Option of the Issuer.*

(a) The Issuer may, upon notice given in accordance with clause (b), redeem [all] [some] of the Notes on the Call Redemption Date[s] at the Call Redemption Amount(s) set forth below together with accrued interest, if any, to (but excluding) the Call Redemption Date. **[If Minimum Redemption Amount or Higher Redemption Amount applies insert:** Any such redemption must be of a principal amount equal to [at least **[insert Minimum Redemption Amount]] [Higher Redemption Amount].]**

Call Redemption Date(s)	Call Redemption Amount(s)
[insert Call Redemption Date(s)]	**[insert Call Redemption Amount(s)]**
[ ]	[ ]
[ ]	[ ]]

(b) Notice of redemption shall be given by the Issuer to the Holders of the Notes in accordance with § 10. Such notice shall specify:

(i) the Series of Notes subject to redemption;

(ii) whether such Series is to be redeemed in whole or in part only and, if in part only, the aggregate principal amount of the Notes which are to be redeemed;

(iii) the Call Redemption Date, which shall be not less than **[insert Minimum Notice to Holders]** nor more than **[insert Maximum Notice to Holders]** days after the date on which notice is given by the Issuer to the Holders; and

(iv) the Call Redemption Amount at which such Notes are to be redeemed.

(c) In the case of a partial redemption of Notes, Notes to be redeemed shall be selected in accordance with the rules of the relevant Clearing System.]

[In the case of Dual Currency Notes, insert all applicable provisions here and in the relevant Final Terms]

[In the case of Index-linked Notes, insert all applicable provisions here and in the relevant Final Terms]

[In the case of Credit Linked Notes, insert all applicable provisions here and in the relevant Final Terms].

[In the case of other structured Notes, insert all applicable provisions here and in the relevant Final Terms]]

§ 6
FISCAL AGENT[,] [AND] [PAYING AGENT[S]] [AND CALCULATION AGENT]

(1) *Appointment; Specified Offices.* The initial Fiscal Agent[[,] [and] Paying Agent[s]] [and the Calculation Agent] and [its] [their] respective initial specified offices office[s] are:

Fiscal Agent:	BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve L-2085 Luxembourg Luxembourg
[Paying Agent[s]:	**[insert other Paying Agents and specified offices]]**
[Calculation Agent:]	[BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve L-2085 Luxembourg Luxembourg]

The Fiscal Agent[[,] [and] the Paying Agent[s]] [and the Calculation Agent] reserve[s] the right at any time to change [its] [their] respective specified office[s] to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent [or the Calculation Agent] and to appoint another Fiscal Agent or additional or other Paying Agents [or another Calculation Agent]. The Issuer shall at all times maintain [(i)] a Fiscal Agent[[,] [and] (ii) a Paying Agent in addition to the Fiscal Agent with a specified office in a continental European city] **[in the case of Notes listed on a stock exchange insert:** [,] [and] [(iii)] so long as the Notes are listed on the **[name of Stock Exchange]**, a Paying Agent (which may be the Fiscal Agent) with a specified office in **[location of Stock Exchange]** and/or in such other place as may be required by the rules of such stock exchange] **[in the case of payments in U.S. dollars insert:** [,] [and] [(iv)] if payments at or through the offices of all Paying Agents outside the United States (as defined in § 4 hereof) become illegal or are effectively precluded because of the imposition of exchange controls or similar restrictions on the full payment or receipt of such amounts in United States dollars, a Paying Agent with a specified office in New York City] **[if any Calculation Agent is to be appointed insert:** and [(v)] a Calculation Agent **[if Calculation Agent is required to maintain a Specified Office in a Required Location insert:** with a specified office located in **[insert Required Location]]**. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 10.

(3) *Agents of the Issuer.* The Fiscal Agent[[,] [and] the Paying Agent[s]] [and the Calculation Agent] act[s] solely as agent[s] of the Issuer and do[es] not have any obligations towards or relationship of agency or trust to any Holder.

§ 7
TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority

thereof or therein having power to tax unless such withholding or deduction is required by law.

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes.

§ 9
FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ 10
NOTICES

In the case of Notes which are listed on a Stock Exchange and where notices shall be given by means of publication in newspapers insert:

[(1) *Publication.* All notices concerning the Notes shall be published in a leading daily newspaper having general circulation in [Germany] [Luxembourg] [London] **[specify other location]**. These newspapers are expected to be the [*Börsen-Zeitung*] [*d'Wort*] [*Financial Times*] **[insert other applicable newspaper having general circulation]**. Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).]

If notices may be given by means of electronic publication on the website of the relevant Stock Exchange insert:

[(1)) *Publication.* All notices concerning the Notes will be made by means of electronic publication on the internet website of the **[insert relevant stock exchange] (www.[insert internet address])**. Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first such publication).]

[(2)] *Notification to Clearing System*

In the case of Notes which are unlisted insert:

[The Issuer shall deliver all notices concerning the Notes to the Clearing System for communication by the Clearing System to the Holders. Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.]

In the case of Notes which are listed on a Stock Exchange insert:

[So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the **[insert relevant stock exchange]** so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders, in lieu of publication in the newspapers set forth in subparagraph (1) above; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.]

§ 11
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OFJURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The jurisdiction of such Court shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*). The German courts shall have exclusive jurisdiction over the annulment of lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

§ 12
LANGUAGE

If the Conditions shall be in the German language with an English language translation insert:

[These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.]

If the Conditions shall be in the English language with a German language translation insert:

[These Terms and Conditions are written in the English language and provided with a German language translation. The English text shall be controlling and binding. The German language translation is provided for convenience only.]

If the Conditions shall be in the English language only insert:

[These Terms and Conditions are written in the English language only.]

In the case of Notes that are publicly offered, in whole or in part, in Germany or distributed, in whole or in part, to non-professional investors in Germany with English language Conditions only insert:

[Eine deutsche Übersetzung der Emissionsbedingungen wird bei der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, D-45127 Essen, zur kostenlosen Ausgabe bereitgehalten.]

C. TERMS AND CONDITIONS OF PARTICIPATION CERTIFICATES

§ 1
ISSUE AND PRINCIPAL AMOUNT

(1) Hypothekenbank in Essen Aktiengesellschaft ("Essenhyp" or the "Issuer") issues pursuant to § 10(5) of the German Banking Act (*Kreditwesengesetz*) participation certificates (the "Participation Certificates") based on an authorisation of the general meeting of the shareholders on **[insert date of general meeting]** in the aggregate principal amount of Euro **[insert aggregate principal amount]** (in words: Euro **[insert aggregate principal amount in words]**).

(2) The Participation Certificates are in bearer form, shall rank pari passu among themselves and are divided into **[insert number of Participation Certificates]** Participation Certificates in the principal amount of Euro **[insert principal amount]** each.

(3) The Participation Certificates are represented by a global bearer certificate which is deposited with Clearstream Banking AG, Frankfurt am Main. Each global bearer certificate is manually signed by two authorised representatives of the Issuer. Definitive Participation Certificates will not be issued.

§ 2
DISTRIBUTIONS

In case of fixed rate distribution insert:

[(1) The holders of the Participation Certificates (the "Holders") are entitled to receive as from **[insert interest commencement date]** an annual distribution ranking senior to the divided claims of the shareholders of Essenhyp at a rate of **[insert rate]** %. The annual distribution is limited as no balance sheet loss shall be incurred by it.]

In case of floating rate distribution insert:

[(1)(a) The holders of the Participation Certificates (the "Holders") are entitled to receive an annual distribution payment as from **[insert Interest Commencement Date]** that corresponds to the total of the distribution installments from the [three] [six] [nine] [twelve]-monthly distribution rates calculated on the relevant reference date in accordance with sub-paragraph (b). The annual distribution is limited as no balance sheet loss shall be incurred by it.

"Reference Dates" are the **[insert Reference Dates]** of each year. The period between a Reference Date (inclusive) and the next Reference Date (exclusive) are referred to hereinafter as a "Reference Period". The last Reference Period ends with the end of the term of the Participation Certificate in accordance with § 5.

(b) The variable distribution rate applicable to each Reference Period for determining the distribution payment in respect of the Participation Certificates shall be determined by the Paying Agent under the following criteria:

The distribution rate for each Reference Period will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for that Reference Period which appears on the Screen Page as of 11:00 a.m. ([Brussels] [London] time) on the Determination Date (as defined below) **[in the case of Margin insert:** [plus] [minus] the Margin (as defined below)**]**, all as determined by the Paying Agent.

"Determination Date" means the [second] **[insert other applicable number of days]** [London] [TARGET] **[insert other relevant reference]** Business Day prior to the commencement of the relevant Interest Period. **[In case of a non-TARGET Business Day insert: "**[London] **[insert other relevant location]** Business Day"

means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in [London] **[insert other relevant location].] [In case of a TARGET Business Day insert:** "TARGET Business Day" means a day on which TARGET is operating.]

[In the case of Margin insert: "Margin" means **[•]** per cent. per annum.]

"Screen Page" means **[insert relevant Screen Page].**

If the Screen Page is not available or if no such quotation appears, in each case as at such time, the Paying Agent shall request each of the Reference Banks (as defined below) [in the euro-zone] to provide the Paying Agent with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the relevant Reference Period to leading banks in the [London] interbank market [in the euro-zone] at approximately 11.00 a.m. ([Brussels] [London] time) on the Determination Date. If two or more of the Reference Banks provide the Paying Agent with such offered quotations, the distribution rate for such Reference Period shall be the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of such offered quotations **[in the case of Margin insert:** [plus] [minus] the Margin], all as determined by the Paying Agent.

If on any Determination Date only one or none of the Reference Banks provides the Paying Agent with such offered quotations as provided in the preceding paragraph, the distribution rate for the relevant Reference Period shall be the rate per annum which the Paying Agent determines as being the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of the rates, as communicated to (and at the request of) the Paying Agent by the Reference Banks or any two or more of them, at which such banks were offered, as at 11.00 a.m. ([Brussels] [London] time) on the relevant Determination Date, deposits in the Specified Currency for the relevant Reference Period by leading banks in the [London] interbank market [in the euro-zone] **[in the case of Margin insert:** [plus] [minus] the Margin] or, if fewer than two of the Reference Banks provide the Paying Agent with such offered rates, the offered rate for deposits in the Specified Currency for the relevant Reference Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the relevant Reference Period, at which, on the relevant Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Paying Agent and the Issuer suitable for such purpose) inform(s) the Paying Agent it is or they are quoting to leading banks in the [London] interbank market [in the euro-zone] (or, as the case may be, the quotations of such bank or banks to the Paying Agent) **[in the case of Margin insert:** [plus] [minus] the Margin**].** If the distribution rate cannot be determined in accordance with the foregoing provisions of this paragraph, the distribution rate shall be the offered quotation or the arithmetic mean of the offered quotations on the Screen Page, as described above, on the last day preceding the Determination Date on which such quotations were offered **[in the case of Margin insert:** [plus] [minus] the Margin (though substituting, where a different Margin is to be applied to the relevant Reference Period from that which applied to the last preceding Reference Period, the Margin relating to the relevant Reference Period in place of the Margin relating to that last preceding Reference Period)**].**

As used herein, "Reference Banks" means those offices of four of such banks whose offered rates were used to determine such quotation when such quotation last appeared on the Screen Page.

[In the case of euro-zone interbank market insert: "Euro-Zone" means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in accordance with the Treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992) and the Amsterdam Treaty of October 2, 1997, as further amended from time to time.**]**

(c) The Paying Agent will, on or as soon as practicable after each time at which the distribution rate is to be determined, calculate the distribution amount (the "Distribution Amount") payable on the Participation Certificates for the relevant Reference Period. Each Distribution Amount shall be calculated by applying the distribution rate and the Day Count Fraction (as defined below) to the aggregate principal amount of the Participation Certificates and rounding the resultant figure to the nearest unit of the Specified Currency, with 0.5 of such unit being rounded upwards.

"Day Count Fraction" means, in respect of the calculation of a Distribution Amount on any Participation Certificate for any period of time (the "Calculation Period") the actual number of days in the Calculation Period divided by 360.**]**

(2) The distribution on the Participation Certificates for the current fiscal year shall be payable on **[insert date of distribution]** of the following year. **[If the distributions for the first and the second fiscal year are made at the same time insert:** The distribution for the fiscal year **[insert relevant fiscal year]** will be made together with the distribution for the fiscal year **[insert relevant fiscal year]** on **[insert distribution date].** If such day is not a Banking Day in Frankfurt am Main, payment shall be made on the next Banking Day in Frankfurt am Main. If the general meeting of shareholders has not decided on the distribution of profits for the preceeding fiscal year, payment will become due on the first Banking Day in Frankfurt am Main succeeding the day on which the general meeting of shareholders took place.

(3) In the event that a balance sheet loss is caused by payment of the distributions under the Participation Certificates, the amount of distributions to be paid hereunder shall be reduced *pro rata* to all distribution claims under any other participation certificates which have been issued or will have been issued by the Issuer and are outstanding at the time of such payment *provided that* the terms and conditions of such participation certificates contain relevant provisions to such effect.

In the event of the reduction of the distributions, the difference shall be payable, subject to Paragraph 3 Sentence 1, in the subsequent fiscal years. The subsequent payments for the Participation Certificates and any previously issued Participation Certificates shall be made in the ratio of each of the given distribution claims to each other. This shall apply *mutatis mutandis* to participation certificates to be issued in the future to the extent that the conditions there provide for a corresponding subsequent payment. On subsequent payment in respect of a particular Participation Certificate shall satisfy, the distribution claims arising out of the Participation Certificates in the order in which they would have been originally payable. A claim for subsequent payment shall only exist with respect to fiscal years that end during the term of the Participation Certificates.

§ 3
NATURE OF PARTICIPATION CERTIFICATES

The Participation Certificates do not represent any shareholder rights, in particular any purchase right, any share in the dissolution proceeds of the Issuer and any attendance, participation or voting rights at the shareholders' meetings of Essenhyp.

§ 4
ISSUE OF ADDITIONAL PARTICIPATION CERTIFICATES

(1) Essenhyp reserves a right to issue further Participation Certificates at the same or other conditions from time to time.

(2) The Holders shall only be entitled to subscription rights in respect of further Participation Certificates if such is approved by the shareholders' meeting of Essenhyp.

(3) The Holders shall not be entitled to request that their distribution claims rank senior or equal to any distribution claims of additional Participation Certificates.

§ 5
TERM, TERMINATION BY THE ISSUER

(1) The term of the Participation Certificates shall end on **[insert date].** Subject to the conditions set forth in § 6, the Participation Certificates shall be repaid at their nominal amount. The amount repayable shall be due on **[insert repayment date].** § 2 (3) shall apply *mutatis mutandis.* The amount repayable shall bear interest at **[insert rate of interest determined in § 2 insert other applicable rate of interest]** from the end of the term of the Participation Certificates until the day prior to **[insert repayment date].**

[(2)**]** Essenhyp may terminate the Participation Certificates at not less than two years' notice to the end of a financial year, but not before **[insert Call Date],** by giving notice pursuant to § 11, should any statutory provision be issued, amended or applied in the Federal Republic of Germany in such a way that Essenhyp would be obliged to pay additional amounts. Under these circumstances, notice may not be given, subject to the date specified in sentence 1, before the end of the financial year preceding the interest payment on which the Issuer would be bound to levy tax for the first time. Participation Certificates terminated to the end of a calendar year will be redeemed on **[insert Date of Termination]** of the following year, subject to the provisions of § 6.

[(3)**]** The Holders may not terminate their Participation Certificates.

§ 6
PARTICIPATION IN BALANCE SHEET LOSSES; REVIVAL OF CLAIMS FOR REPAYMENT

(1) The Holders shall participate in the annual losses (*Jahresfehlbetrag*) in full. Should a balance sheet loss be recorded in the balance sheet of Essenhyp or is the shareholders equity of Essenhyp reduced to compensate losses, the claim for repayment by the Holders shall be reduced. In the event of a balance sheet loss the repayment amount shall be reduced in such proportion to the total balance sheet loss which corresponds to the share of such claim in the Issuer's shareholders equity (**[**including participation capital,**]** but without taking into account any other subordinated liabilities). In the event of a reduction in shareholders equity, the claim

for repayment by the Holders shall be reduced in the same proportion as the shareholders equity is reduced. Loss carry-forwards from previous years shall be disregarded.

(2) If Essenhyp records annual net income in the fiscal years following the participation of the Holders in the balance sheet loss, such annual net income is to be used, after allocation of any amounts required by law to replenish legal reserves, to increase the claims for repayment of the principal up to the nominal amount of the Participation Certificates prior to making other distributions of net income. The replenishment obligation shall only exist until the end of the term of the Participation Certificates.

Should net income be insufficient to replenish these or any other participation certificates issued previously, the capital of the Participation Certificates shall be replenished at a ratio of the aggregate nominal amount of these Participation Certificates to the aggregate nominal amount of any previously issued participation certificates. This shall apply *mutatis mutandis* to any participation certificates to be issued in the future to the extent that the conditions thereof provide for such a replenishment claim accordingly.

§ 7
SUBORDINATION

Any claims arising from the Participation Certificates shall be subordinated to all other non-subordinated claims of any other creditors of Essenhyp. In the event of any insolvency proceedings over the assets or the liquidation of Essenhyp, payments shall not be made to the Holders until all other non-subordinated creditors are satisfied but prior to making any payments to shareholders. The Participation Certificates do not grant any share in the proceeds of liquidation.

§ 8
NOTICE PURSUANT TO § 10(5) OF THE GERMAN BANKING ACT

The participation in losses (§ 6) may not be subsequently modified, the subordination of the Participation Certificates (§ 7) may not be subsequently limited and the term and notice period may not be subsequently shortened. Except in cases in which § 10(5) Sentence 6 of the German Banking Act applies, early repurchase or redemption shall be repaid to Essenhyp irrespective of any agreement to the contrary except to the extent that the capital has not been replaced by other at least equivalent liable capital, or that the Federal Finacial Supervisory Authority has approved early repurchase or redemption.

§ 9
PAYING AGENT

[Essenhyp is the Paying Agent. Essenhyp is entitled to appoint other paying agents and to revoke the appointment of individual paying agents pursuant to § 11.]

§ 10
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OFJURISDICTION

(1) The conditions of the Participation Certificates as well as all rights and obligations arising thereunder shall be exclusively governed by the laws of the Federal Republic of Germany. Place of performance is Essen.

(2) Exclusive place of jurisdiction in respect of any and all disputes arising in connection with the legal relationships set forth in these conditions of the Participation Certificates shall be Essen, Germany for merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*).

§ 11
NOTICES

(1) All notices relating to the Participation Certificates shall be published in the Federal Gazette (*Bundesanzeiger*) as well as in the newspaper authorised by the stock exchange on which the Participation Certificates are listed for trading.

(2) The conditions of legal effectiveness shall be satisfied by a publication made in the Federal Gazette (*Bundesanzeiger*).

§ 12
SEVERABILITY CLAUSE

Should any of the provisions in these Terms and Conditions of the Participation Certificates be or become legally ineffective in whole or in part, the validity of the remaining provisions shall remain unaffected. The ineffective provisions shall be replaced by effective provisions in accordance with the aim and purpose of these Terms and Conditions of the Participation Certificates which come as close as legally possible in its economic effects to those of the ineffective provisions.

§ 13
LANGUAGE

If the Conditions are to be in the German language with an English language translation insert:

[These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.]

If the Conditions are to be in the English language only insert:

[These Terms and Conditions are written in the English language only.]

If the Conditions are to be in the English language with a German language translation insert:

[These Terms and Conditions are written in the English language and provided with a German language translation. The English text shall be controlling and binding. The German language translation is provided for convenience only.]

In case of Participation Certificates with English language Conditions only that are to be publicly offered, in whole or in part, in Germany or distributed, in whole or in part, to nonprofessional investors in Germany insert:

[Eine deutsche Übersetzung der Emissionsbedingungen wird bei der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, D-45127 Essen, zur kostenlosen Ausgabe bereitgehalten.]

D. TERMS AND CONDITIONS OF GLOBAL PFANDBRIEFE

§ 1
GENERAL PROVISIONS

(1) The issue of the **[insert rate of interest]** % **[in the case of Mortgage Pfandbriefe insert:** Global Mortgage Pfandbriefe**]** **[in the case of Public Pfandbriefe insert:** Global Public Pfandbriefe**]** of Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, 45127 Essen, Federal Republic of Germany (the **"Issuer"**) in the aggregate principal amount of **[**€/USD**]** **[insert aggregate principal amount in words]** (**[**€/USD**]** **[insert aggregate principal amount]**) is divided into **[insert number of Pfandbriefe] [in the case of Mortgage Pfandbriefe insert:** Global Mortgage Pfandbriefe**]** **[in the case of Public Pfandbriefe insert:** Global Public Pfandbriefe**]**, in the principal amount of **[**€/USD**]** 1,000 each, which rank *pari passu* among themselves (the "Pfandbriefe" or the "Issue", respectively).

(2) During the entire term of the Issue, the Pfandbriefe together with interest claims are represented by a global certificate without interest coupons (the **"Global Certificate"**) in bearer form. The Global Certificate will be kept in custody with Clearstream Banking AG, Frankfurt am Main (**"CBF"**) or its successor in business until all obligations of the Issuer under the Pfandbriefe have been satisfied. The delivery of definitive certificates or interest coupons may not be requested during the entire term of the Issue.

(3) The Global Certificate shall be signed manually by two authorised representatives of the Issuer and the trustee officially appointed.

§ 2
INTEREST

(1) The Pfandbriefe shall bear interest at the rate of **[insert rate of interest]** % per annum as from **[insert interest commencement date].** Interest shall be payable annually in arrears on **[insert fixed interest date or dates]** of each year. The first interest payment shall become due on **[insert first interest payment date]** (1). The Pfandbriefe shall cease to bear interest upon the end of the day preceding the day on which they become due for repayment.

(2) Should the Issuer for any reason whatsoever fail to provide when due the full amount for the redemption of the Pfandbriefe due for redemption, the Pfandbriefe shall continue to bear interest as provided in subsection (1) above until their actual redemption.

(3) Interest shall be calculated on the basis of the actual number of days in the calculation period, divided by 365 or (if a 29 February falls within the relevant interest year) 366, as the case may be.

§ 3
REPAYMENT

The Issuer undertakes to repay the Pfandbriefe at their principal amount on **[insert specified maturity date].** Neither the Issuer nor any holder of Pfandbriefe (**"Holder"**) may call the Pfandbriefe for redemption.

---

(1) If the first interest payment date is not 1 year (i.e., generally 365 days) or less from the issue date, then the Pfandbriefe will be deemed to be issued with original issue discount for U.S. federal income tax purposes. If this were to happen, interest (including any discount) would be required to be accrued using a constant yield method by a U.S. holder of the Pfandbriefe, regardless of its method of accounting.

§ 4
PAYMENTS

(1) All payments of principal and interest on the Pfandbriefe shall be made to CBF for the purpose of crediting such payments to the accounts of the respective CBF accountholders for transfer to the Holders. The Issuer shall be discharged by payment to, or to the order of, CBF in the amount of the payment.

(2) If any payment due would otherwise fall on a day, which is not a Business Day, it shall be postponed to the next day, which is a Business Day and no further interest shall be paid in respect of the delay in such payment. (2) "Business Day" means a day (other than a Saturday or a Sunday) on which both the CBF and **[if the Specified Currency is Euro insert**: the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**] [if the Specified Currency is USD insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]]** settle payments.

§ 5
TAXES

All payments of principal and interest in respect of the Pfandbriefe shall be made by the Issuer without deduction or withholding for or on account of any present or future taxes or other duties of whatever nature levied by or on behalf of the Federal Republic of Germany or any taxing authority therein, unless the Issuer shall be obligated by law to make such deduction or withholding.

§ 6
STATUS

The obligations under the Pfandbriefe constitute direct and unconditional obligations of the Issuer. The Pfandbriefe are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under **[in the case of Mortgage Pfandbriefe insert:** Mortgage Pfandbriefe**] [in the case of Public Pfandbriefe insert:** Public Pfandbriefe**].**

§ 7
FURTHER ISSUES

The Issuer reserves the right, from time to time without the consent of the Holders, to issue additional Pfandbriefe, on terms identical in all respects to those set forth herein, so that such additional Pfandbriefe shall be consolidated with, form a single issue with and increase the aggregate principal amount of, the Pfandbriefe. (3) The term "Pfandbriefe" shall, in the event of such increase, also include such additionally issued Pfandbriefe.

---

(2) If any interest payment date on the Pfandbriefe is postponed such that it will not fall 1 year (i.e., generally 365 days) or less from prior interest payment date, then the Pfandbriefe will be deemed to be issued with original issue discount for U.S. federal income tax purposes. If this were to happen, interest (including any discount) would be required to be accrued using a constant-yield method by a U.S. holder of the Pfandbriefe, regardless of its method of accounting.

(3) If the Issuer were to issue additional Pfandbriefe with more than a de minimis amount of original issue discount for U.S. federal income tax purposes, then purchasers of Pfandbriefe after the date of any further issue may not be able to differentiate between Pfandbriefe sold as part of the further issue and previously issued Pfandbriefe. Accordingly, purchasers of Pfandbriefe after such further issue may be required to accrue original issue discount (or greater amounts of original issue discount than they would otherwise have accrued) with respect to their Pfandbriefe. This may affect the price of outstanding Pfandbriefe following a further issue.

§ 8
NOTICES

(1) All notices regarding the Pfandbriefe shall be published in the following journals: (a) a mandatory newspaper designated by the Düsseldorf Stock Exchange; (b) a leading daily newspaper printed in the English language and of general circulation in New York City and (c) a leading daily newspaper printed in the English language and of general circulation in London. It is expected that notices under (b) and (c) above will normally be published in The Wall Street Journal and the Financial Times, respectively. Any notice will become effective for all purposes on the date of its publication in a mandatory newspaper designated by the Düsseldorf Stock Exchange.

(2) Any publication provided for under subsection (1) may, provided that, as long as the Pfandbriefe are listed on the Düsseldorf Stock Exchange, the rules of the Düsseldorf Stock Exchange so permit, be substituted with the delivery of the relevant notice to the applicable clearing system for communication by it to the Holders. Any such notice shall be deemed to have been given to all Holders on the seventh day after the day on which the said notice was given the respective clearing systems.

§ 9
GOVERNING LAW, JURISDICTION, ENFORCEMENT

(1) The Pfandbriefe shall be governed by and shall be construed in accordance with the laws of the Federal Republic of Germany.

(2) Any action or other legal proceedings ("Proceedings") arising out of or in connection with the Pfandbriefe may be brought in the District Court (*Landgericht*) in Essen (non-exclusive jurisdiction). The Issuer hereby submits to the jurisdiction of such court.

(3) Any Holder may in any Proceedings against the Issuer or to which such Holder and the Issuer are parties protect and enforce in its own name its rights arising under its Pfandbriefe on the basis of (a) a certificate issued by its Custodian (i) stating the full name and address of the Holder, (ii) specifying an aggregate principal amount of Pfandbriefe credited on the date of such statement to such Holder's securities account maintained with such Custodian and (iii) confirming that the Custodian has given a written notice to CBF containing the information pursuant to (i) and (ii) and bearing acknowledgments of CBF and the relevant CBF accountholder and (b) a copy of the Global Certificate certified as being a true copy by a duly authorised officer of CBF. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognised standing authorised to engage in securities custody business with which the Holder maintains a securities account in respect of any Pfandbriefe and includes CBF.

§ 10
LANGUAGE

These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.

PART II – SUPPLEMENT TO THE BASIC TERMS

DEFINITIVE NOTES

If the applicable Final Terms provide for the issue of definitive Notes the Terms and Conditions of Notes (other than Pfandbriefe and Participation Certificates) set out in PART I (A) shall be supplemented, to the extent specified below, subject to all of the terms of the applicable Final Terms.

[§ 1(3)(a) (CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS – *Temporary Global Note – Exchange*) **to be replaced by:**

(a) The Notes are initially represented by a temporary global note (the "Temporary Global Note") without coupons. The Temporary Global Note will be exchangeable for **[if the Temporary Global Note is exchangeable for Definitive Notes only insert:** individual Notes in the Specified Denominations in definitive form ("Definitive Notes") **[if the Notes are issued with Coupons, Talons and/or Receipts insert:** with attached [interest coupons ("Coupons")**]** **[**and talons ("Talons") for further Coupons**]** **[**and**]** [payment receipts ("Receipts") in respect of the instalments of principal payable**]]** **[if the Notes are issued with Coupons, Talons and/or Receipts insert:** with attached **[**interest coupons ("Coupons")**]** **[**and talons ("Talons") for further Coupons**]** **[**and**]** [payment receipts ("Receipts") in respect of the instalments of principal payable**]** **[if the Notes are issued with Coupons insert:** with attached global interest coupons ("Global Interest Coupons")**]]]**. The Temporary Global Note **[if the Notes are issued with Coupons insert:** and any Global Interest Coupon**]]** shall be signed manually by two authorised signatories of the Issuer **]** and the Temporary Global Note shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes **[if the Notes are issued with Coupons, Talons and/or Receipts insert:** and [Coupons] **[**and**]** **[,]** [Talons**]** [and Receipts**]** shall be signed in facsimile by two authorised signatories of the Issuer**]** and the Definitive Notes shall be authenticated by or on behalf of the Fiscal Agent.**]**

(i) in the case of Notes other than TEFRA D Notes, replace

[§ 1(3)(b) (CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS – *Temporary Global Note – Exchange*) **by:**

(b) The Temporary Global Note shall be exchanged for Notes in the form provided in Clause (a) above on a date (the "Exchange Date") not later than 180 days after the date of issue of the Temporary Global Note.**]**

(ii) in the case of TEFRA D Notes, replace

[§ 1(3)(b) (CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS – *Temporary Global Note – Exchange*) **by:**

(b) The Temporary Global Note shall be exchangeable for Notes in the form provided in Clause (a) above from the 40th day after the date of issue of the Temporary Global Note. Such exchange shall only be made upon delivery of certifications to the effect that the beneficial owner or owners of the Notes represented by the Temporary Global Note is not a U.S. person (other than certain financial institutions or certain persons holding Notes through such financial institutions). Such certifications will comply with applicable United States Treasury regulations. Payment of interest on Notes represented by a Temporary Global Note will be made only after delivery of such certifications. A separate certification shall be required in respect of each such payment of interest. Any such certification received on or after the 40th day after the date of issue of the Temporary Global Note will be treated as a request to exchange pursuant to subparagraph (b) of this § 1(3). Any securities delivered in exchange for the Temporary Global Note shall be delivered only outside of the United States (as defined in § 4(3)).**]**

[§ 1(4) and (5) (CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS – *Clearing System / Holder of Notes*) **to be replaced by:**

(4) *Clearing System.* "Clearing System" as used herein means **[if more than one Clearing System insert:** each of**]** the following: **[**Clearstream Banking AG**]** **[**Clearstream Banking, société anonyme**]** **[**Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear")**][,]** **[**and**]** **[specify other Clearing System].**

(5) *Holder of Notes.* "Holder" as used herein means, in respect of Notes deposited with any Clearing System or other central securities depositary, any Holder of a proportionate co-ownership or other beneficial interest or right in the Notes so deposited and otherwise in the case of Definitive Notes the bearer of a Definitive Note.

(6) *References to Notes.* References herein to the "Notes" include (unless the context otherwise requires) references to any global note representing the Notes and any Definitive Notes **[if the Notes are issued with Coupons, Talons and/or Receipts insert:** and the **[**Coupons**][,]** **[**and**]** **[**Global Interest Coupons**][,]** **[**and**]** **[**Talons**]** **[**and Receipts**]** appertaining thereto**].]**

In the case of Floating Rate Notes replace

[§ 3(1) (INTEREST – *Interest Payment Dates*) **subparagraph (d) by:**

(d) In this § 3 "Business Day" means a day which is a day (other than a Saturday or a Sunday) on which (i) commercial banks and foreign exchange markets settle payments in the relevant place of presentation, and (ii) the Clearing System and (iii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]]** **[if the Specified Currency is euro insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.**]**

In the case of Fixed Rate Notes replace

[§ 3(2) (INTEREST – *Accrual of Interest*) **by:**

(2) *Accrual of Interest.* The Notes shall cease to bear interest from the due date for their redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until the actual redemption of the Notes, but not beyond the fourteenth day after notice has been given by the Fiscal Agent in accordance with § **[**12**]** that the funds required for redemption have been provided to the Fiscal Agent. The applicable Rate of Interest will be the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.**]**

In the case of Floating Rate Notes replace

[§ 3[(7)] (INTEREST – *Accrual of Interest*) **by:**

[(7)] *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until actual redemption of the Notes, but not beyond the fourteenth day after notice has been given by the Fiscal Agent in accordance with § **[**12**]** that the funds required for redemption have been provided to the Fiscal Agent. The applicable Rate of Interest will be the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.**]**

In the case of Zero Coupon Notes replace

[§ 3(2) (INTEREST – *Accrual of Interest*) **by:**

(2) *Accrual of Interest.* If the Issuer shall fail to redeem the Notes when due, interest shall accrue on the outstanding principal amount of the Notes as from the due date to *the date of actual redemption at the default rate of interest established by law unless* the rate of interest of the Notes is higher than the default rate of interest established by law, but not beyond the fourteenth day after notice has been given by the Fiscal

Agent in accordance with § [12] that the funds required for redemption have been provided to the Fiscal Agent.]

[§ 4(1)[(a)] (PAYMENTS – *Payment of Principal*) **to be replaced by:**

(1) [(a)] *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, against presentation and (except in the case of partial payment) surrender of the relevant Note at the specified office of the Fiscal Agent outside the United States or at the specified office of any other Paying Agent outside the United States.]

[In the case of Instalment Notes insert: Payment of Instalment Amounts in respect of an Instalment Note with Receipts will be made against presentation of the Note together with the relevant Receipt and surrender of such Receipt and, in the case of the final Instalment Amount, surrender of the Note at the specified office of any Paying Agent outside the United States. Receipts are not documents of title and, if separated from the Note to which they relate, shall not represent any obligation of the Issuer. Accordingly, the presentation of an Instalment Note without the relevant Receipt or the presentation of a Receipt without the Note to which it pertains shall not entitle the Holder to any payment in respect of the relevant Instalment Amount.]

In the case of Notes other than Zero Coupon Notes replace

[§ 4(1)(b) (PAYMENTS – *Payment of Interest*) **by:**

(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2) below, against presentation and surrender of the relevant Coupons or, in the case of Notes in respect of which Coupons have not been issued or in the case of interest due otherwise than on a scheduled date for the payment of interest, against presentation of the relevant Notes, at the specified office of the Fiscal Agent outside the United States or at the specified office of any other Paying Agent outside the United States. Payments of interest will be made only outside the United States, except if such payments are to be made in U.S. dollars and the full amount of such payments at or through all offices of the Paying Agents located outside the United States is illegal or effectively precluded because of the imposition of exchange controls or other similar restrictions.

[In the case of TEFRA D Notes insert: Payment of interest on Notes represented by a Temporary Global Note shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System, upon due certification as provided in § 1 (3)(b).]]

In the case of Notes with Coupons, Talons and/or Receipts insert

[as § 4(1)(c) (PAYMENTS – *Surrender of [Coupons][,] [and][Talons][and Receipts]*):

(c) *Surrender of [Coupons][,] [and] [Talons] [and Receipts]. Each Note initially delivered with* [Coupons] [or] [Talons] [or Receipts] attached thereto must be presented and, except in the case of partial payment of the redemption amount, surrendered for final redemption together with all unmatured [Coupons][,] [and] [Talons] [and Receipts] relating thereto, failing which

[In the case of Fixed Rate Notes insert: the amount of any missing unmatured Coupons (or, in the case of a payment not being made in full, that portion of the amount of such missing Coupon which the redemption amount paid bears to the total redemption amount due) shall be deducted from the amount otherwise payable on such final redemption[,] [and] [.]]

[In the case of Floating Rate Notes insert: all unmatured Coupons relating to such Notes (whether or not surrendered therewith) shall become void and no payment shall be made thereafter in respect of them[,] [and] [.]]

[In the case of Notes initially delivered with Talons insert: all unmatured Talons (whether or not surrendered therewith) shall become void and no exchange for Coupons shall be made thereafter in respect of them**[,]** [and] **[.]]**

[In the case of Notes initially delivered with Receipts insert: all Receipts relating to such Notes in respect of payment of an Instalment Amount which (but for such redemption) would have fallen due on a date after such due date for redemption (whether or not surrendered therewith) shall become void and no payment shall be made thereafter in respect to them.**]**

[In the case of Fixed Rate Notes initially delivered with Coupons insert: If the Notes should be issued with a maturity date and an interest rate or rates such that, on the presentation for payment of any such Note without any unmatured Coupons attached thereto or surrendered therewith, the amount required to be deducted in accordance with the foregoing would be greater than the redemption amount otherwise due for payment, then upon the due date for redemption of any such Notes, such unmatured Coupons (whether or not attached) shall become void (and no payment shall be made in respect thereof) as shall be required so that the amount required to be deducted in accordance with the foregoing would not be greater than the redemption amount otherwise due for payment. Where the application of the preceding sentence requires some but not all of the unmatured Coupons relating to a Note to become void, the relevant Paying Agent shall determine which unmatured Coupons are to become void, and shall select for such purpose Coupons maturing on later dates in preference to Coupons maturing on earlier dates.**]**

[In the case of Notes initially delivered with Talons insert: On or after the Interest Payment Date on which the final Coupon in any Coupon sheet matures, the Talon comprised in the Coupon sheet may be surrendered at the specified office of any Paying Agent, in exchange for a further Coupon sheet (including any appropriate further Talon). Each Talon shall, for the purpose of these Terms and Conditions, be deemed to mature on the Interest Payment Date on which the final Coupon in the relative Coupon sheet matures.**]]**

[§ 4(2) (PAYMENTS – *Manner of Payment*) **to be replaced by:**

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in **[insert Specified Currency]**

In the case of payments in a currency other than euro or U.S. dollars insert:

[by check payable in such currency drawn on a bank in the principal financial centre of the country of the Specified Currency or, at the option of the payee, by transfer to an account denominated in such currency maintained by the payee with a bank in such financial centre.**]**

In the case of payments in euro insert:

[in cash or by euro check drawn on, or, at the option of the payee, by transfer to an euro account maintained by the payee with, a bank in a principal financial centre of a country which has become a participating member state in European Economic and Monetary Union.**]**

In the case of payments in U.S. dollars insert:

[by U.S. dollar check drawn on a bank in New York City or, at the option of the payee, by transfer to a U.S. dollar account maintained by the payee at a bank outside the United States.**]]**

[§ 4(3) (PAYMENTS – *United States*) **to be replaced by:**

(3) *United States.* For purposes of **[in the case of TEFRA D Notes insert:** § 1 (3) and**]** subparagraph (1) **[in the case of payments in U.S. dollars insert:** and (2)**]** of this § 4, "United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the

U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).]

[§ 4(4) (PAYMENTS – *Discharge*) **to be replaced by:**

(4) *Discharge.* In the case of any Notes held through any Clearing System, the Issuer shall be discharged by payment to, or to the order of, the Clearing System.]

[§ 4(5) (PAYMENTS – *Payment Business Day*) **to be replaced by:**

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which (i) commercial banks and foreign exchange markets settle payments in the relevant place of presentation, and (ii) the Clearing System and (iii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro and in the case of Floating Rate Notes insert:** TARGET**] [if the specified currency is euro and in the case of Notes other than Floating Rate Notes insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.**]**

[§ 5[(3)](b)(ii) (REDEMPTION – *Early Redemption at the Option of the Issuer*) **to be replaced by:**

(ii) whether such Series is to be redeemed in whole or in part only and, if in part only, the aggregate principal amount of the Notes and the serial numbers of the Notes which are to be redeemed;**]**

[§ 5[(3)](c) (REDEMPTION – *Early Redemption at the Option of the Issuer*) **to be replaced by:**

(c) In the case of a partial redemption of Notes, Notes to be redeemed shall be drawn by lot or identified in such other manner as the Fiscal Agent may in its sole discretion deem appropriate and fair.**]**

[§ 5[(4)](b) (REDEMPTION – *Early Redemption at the Option of a Holder*) **to be replaced by:**

(b) In order to exercise such option, the Holder must, not less than **[insert Minimum Notice to Issuer]** days and not more than **[insert Maximum Notice to Issuer]** days before the Put Redemption Date on which such redemption is required to be made as specified in the Put Notice (as defined below), submit during normal business hours at the specified office of the Fiscal Agent or any other Paying Agent a duly completed early redemption notice ("Put Notice") in the form available from the specified office of the Fiscal Agent or any of the other Paying Agents and deposit the relevant Note at such office with the Put Notice. No option so exercised or Note so deposited may be revoked or withdrawn.**]**

Except in the case of Pfandbriefe insert after

[§ 7 (TAXATION) **subclause (d):**

(e) are deducted or withheld by a Paying Agent from a payment if the payment could have been made by another Paying Agent without such deduction or withholding, or

(f) would not be payable if the Notes had been kept in safe custody with, and the payments had been collected by, a banking institution.**]**

[§ 8 (PRESENTATION PERIOD) **to be replaced by:**

§ 8
PRESENTATION PERIOD, REPLACEMENT OF NOTES [IF THE NOTES ARE ISSUED WITH COUPONS INSERT: AND COUPONS]

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes. **[If the Notes are issued with Coupons insert:** The presentation period for the Coupons shall, in accordance with § 801 paragraph 2 BGB (*German Civil Code*), be four years, beginning with the end of the calendar year in which the relevant Coupon falls due.**]** Should any Note **[if the Notes are issued with Coupons insert:** or Coupon**]** be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Fiscal Agent, subject to relevant stock exchange requirements and all applicable laws, upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence, security and indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes **[if the Notes are issued with Coupons insert:** or Coupons**]** must be surrendered before replacements will be issued.**]**

If the Notes are issued with Coupons

[replace § [11](3) (FURTHER ISSUES, PURCHASES AND CANCELLATION – *Cancellation*) **by:**

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith together with all unmatured Coupons surrendered therewith or attached thereto and may not be reissued or resold.**]**

[§ [12] (2) (NOTICES – *Notification to Clearing System*) **to be deleted]**

[§ [13](4) (APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OF JURISDICTION AND ENFORCEMENT – *Enforcement*) **to be replaced by:**

(4) *Enforcement.* The Holder of any Notes held through a Clearing System may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global or definitive form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the Temporary Global Note or Definitive Note. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.**]**

TERMS AND CONDITIONS OF THE NOTES

– GERMAN LANGUAGE VERSION –

Die Emissionsbedingungen (die „Emissionsbedingungen") sind nachfolgend in zwei Teilen aufgeführt:

TEIL I enthält die Grundbedingungen (die „Grundbedingungen"), die die Emissionsbedingungen umfassen, die Anwendung finden auf (a) Serien von Schuldverschreibungen, die durch auf den Inhaber lautende Globalurkunden verbrieft sind (ausgenommen Pfandbriefe) (TEIL I (A)), (b) Serien von Pfandbriefen, die durch auf den Inhaber lautende Globalurkunden verbrieft sind (TEIL I (B)) und (c) Genußscheine, die durch Globalurkunden verbrieft sind (TEIL I (C)).

TEIL II enthält einen Zusatz (der „Zusatz") zu den Grundbedingungen: diejenigen Bestimmungen, die Anwendung finden im Fall von Schuldverschreibungen, die durch auf den Inhaber lautende Einzelurkunden verbrieft sind und die die in TEIL I (A) enthaltenen Grundbedingungen ergänzen.

Die Grundbedingungen und die dazugehörigen Zusätze bilden zusammen die Emissionsbedingungen.

Diese Serie von [Schuldverschreibungen] [Pfandbriefen] [Genußscheinen] wird gemäß einem Amended and Restated Fiscal Agency Agreement vom 31. Oktober 2005 (das „Agency Agreement") zwischen Hypothekenbank in Essen Aktiengesellschaft (die „Emittentin") und BNP Paribas Securities Services, Luxembourg Branch als Emissionsstelle (die „Emissionsstelle", wobei dieser Begriff jeden Nachfolger der Emissionsstelle gemäß dem Agency Agreement einschließt) und den anderen darin genannten Parteien begeben. Ablichtungen des Agency Agreement können kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle sowie bei der Hauptgeschäftsstelle der Emittentin bezogen werden.

Im Fall von nicht-konsolidierten Bedingungen, wenn die Emissionsbedingungen und die Endgültigen Bedingungen beigefügt werden sollen, einfügen:

[Die Bestimmungen dieser Emissionsbedingungen gelten für diese [Schuldverschreibungen] [Pfandbriefe] [Genußscheine] so, wie sie durch die Angaben de beigefügten endgültigen Bedingungen (die „Endgültigen Bedingungen") vervollständigt, geändert, ergänzt oder ganz oder teilweise ersetzt werden. Die Leerstellen in den auf die [Schuldverschreibungen] [Pfandbriefe] [Genußscheine] anwendbaren Bestimmungen dieser Emissionsbedingungen gelten als durch die in den Endgültigen Bedingungen enthaltenen Angaben ausgefüllt, als ob die Leerstellen in den betreffenden Bestimmungen durch diese Angaben ausgefüllt wären; sofern die Endgültigen Bedingungen die Änderung, Ergänzung oder (vollständige oder teilweise) Ersetzung von Bestimmungen dieser Emissionsbedingungen vorsieht, gelten die betreffenden Bestimmungen dieser Emissionsbedingungen als entsprechend geändert, ergänzt oder ersetzt; alternative oder wählbare Bestimmungen dieser Emissionsbedingungen, deren Entsprechungen in den Endgültigen Bedingungen nicht ausdrücklich ausgefüllt oder die gestrichen sind, gelten als aus diesen Emissionsbedingungen gestrichen; sämtliche auf die [Schuldverschreibungen] [Pfandbriefe] [Genußscheine] nicht anwendbaren Bestimmungen dieser Emissionsbedingungen (einschließlich der Anweisungen, Anmerkungen und der Texte in eckigen Klammern) gelten als aus diesen Emissionsbedingungen gestrichen, so daß die Bestimmungen der Endgültigen Bedingungen Geltung erhalten.

Kopien der Endgültigen Bedingungen sind kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle erhältlich; bei nicht an einer Börse notierten [Schuldverschreibungen] [Pfandbriefe] [Genußscheine] sind Kopien der anwendbaren Endgültigen Bedingungen allerdings ausschließlich für die Gläubiger solcher Schuldverschreibungen erhältlich.]

TEIL I – GRUNDBEDINGUNGEN

A. EMISSIONSBEDINGUNGEN FÜR SCHULDVERSCHREIBUNGEN (AUSGENOMMEN PFANDBRIEFE UND GENUSSSCHEINE)

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie **[•]** von Schuldverschreibungen (die „Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die „Emittentin") wird in **[festgelegte Währung einfügen]** (die „festgelegte Währung") im Gesamtnennbetrag von **[Gesamtnennbetrag einfügen]** (in Worten: **[Gesamtnennbetrag in Worten einfügen]**) in Stückelungen von **[festgelegte Stückelungen einfügen]** (die „festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber.

Im Fall von Schuldverschreibungen, die ausschließlich durch eine Dauerglobalurkunde verbrieft sind, einfügen:

[(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die „Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.]

Im Fall von Schuldverschreibungen, die anfänglich durch eine vorläufige Globalurkunde verbrieft sind, einfügen:

[(3) *Vorläufige Globalurkunde – Austausch.*

(a) Die Schuldverschreibungen sind anfänglich durch eine vorläufige Globalurkunde (die „vorläufige Globalurkunde") ohne Zinsscheine verbrieft. Die vorläufige Globalurkunde wird gegen Schuldverschreibungen in den festgelegten Stückelungen ausgetauscht, die durch eine Dauerglobalurkunde (die „Dauerglobalurkunde") ohne Zinsscheine verbrieft sind. Die vorläufige Globalurkunde und die Dauerglobalurkunde tragen jeweils die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und sind jeweils von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(b) Die vorläufige Globalurkunde wird an einem Tag (der „Austauschtag") gegen die Dauerglobalurkunde ausgetauscht, der nicht weniger als 40 Tage nach dem Tag der Ausgabe der vorläufigen Globalurkunde liegen soll. Ein solcher Austausch soll nur nach Vorlage von Bescheinigungen erfolgen, wonach der oder die wirtschaftlichen Eigentümer der durch die vorläufige Globalurkunde verbrieften Schuldverschreibungen keine U.S.-Personen sind (ausgenommen bestimmte Finanzinstitute oder bestimmte Personen, die Schuldverschreibungen über solche Finanzinstitute halten). Zinszahlungen auf durch eine vorläufige Globalurkunde verbriefte Schuldverschreibungen erfolgen erst nach Vorlage solcher Bescheinigungen. Eine gesonderte Bescheinigung ist hinsichtlich einer jeden solchen Zinszahlung erforderlich. Jede Bescheinigung, die am oder nach dem 40. Tag nach dem Tag der Ausgabe der vorläufigen Globalurkunde eingeht, wird als ein Ersuchen behandelt werden, diese vorläufige Globalurkunde gemäß Absatz (b) dieses § 1 (3) auszutauschen. Wertpapiere, die im Austausch für die vorläufige Globalurkunde geliefert werden, sind nur außerhalb der Vereinigten Staaten (wie in § 4(3) definiert) zu liefern.]

(4) *Clearing System.* Jede Dauerglobalurkunde wird solange von einem oder im Namen eines Clearing Systems verwahrt, bis sämtliche Verbindlichkeiten der Emittentin aus den Schuldverschreibungen erfüllt sind. „Clearing System" bedeutet **[bei mehr als einem Clearing System einfügen:** jeweils**]** folgendes: [Clearstream Banking AG] [Clearstream Banking, société anonyme] [Euroclear Bank S.A./N.V. als

Betreiberin des Euroclear Systems („Euroclear")][,] [und] **[anderes Clearing System angeben].**

(5) *Gläubiger von Schuldverschreibungen.* „Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§ 2
STATUS

Im Fall von nicht nachrangigen Schuldverschreibungen einfügen:

[Die Schuldverschreibungen begründen nicht besicherte und nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nicht besicherten und nicht nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind.]

Im Fall von nachrangigen Schuldverschreibungen einfügen:

[Die Schuldverschreibungen begründen nicht besicherte, nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nicht besicherten nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind. Im Fall der Auflösung, der Liquidation oder des Insolvenzverfahrens über das Vermögen der Emittentin, oder eines Vergleichs oder eines anderen der Abwendung des Insolvenzverfahrens über das Vermögen dienenden Verfahrens gegen die Emittentin, gehen die Verbindlichkeiten aus den Schuldverschreibungen den Ansprüchen dritter Gläubiger der Emittentin aus nicht nachrangigen Verbindlichkeiten im Range nach, so daß Zahlungen auf die Schuldverschreibungen solange nicht erfolgen, wie die Ansprüche dieser dritten Gläubiger der Emittentin aus nicht nachrangigen Verbindlichkeiten nicht vollständig befriedigt sind. Kein Gläubiger ist berechtigt, mit Ansprüchen aus den Schuldverschreibungen gegen Ansprüche der Emittentin aufzurechnen. Den Gläubigern wird für ihre Rechte aus den Schuldverschreibungen weder durch die Emittentin noch durch Dritte irgendeine Sicherheit gestellt; eine solche Sicherheit wird auch zu keinem späteren Zeitpunkt gestellt werden. Nachträglich können der Nachrang gemäß diesem § 2 nicht beschränkt sowie die Laufzeit der Schuldverschreibungen und jede anwendbare Kündigungsfrist nicht verkürzt werden. Werden die Schuldverschreibungen vor dem Fälligkeitstag unter anderen als den in diesem § 2 beschriebenen Umständen oder infolge einer vorzeitigen Kündigung nach Maßgabe von § 5(2) zurückgezahlt oder von der Emittentin (außer in den Fällen des § 10 Absatz 5a Satz 6 Kreditwesengesetz) zurückerworben, so ist der zurückgezahlte oder gezahlte Betrag der Emittentin ohne Rücksicht auf entgegenstehende Vereinbarungen zurückzugewähren, sofern nicht der gezahlte Betrag durch die Einzahlung anderen, zumindest gleichwertigen haftenden Eigenkapitals im Sinne des Kreditwesengesetzes ersetzt worden ist oder die Bundesanstalt für Finanzdienstleistungsaufsicht der vorzeitigen Rückzahlung oder dem Rückkauf zugestimmt hat.]

§ 3
ZINSEN

(A) Im Fall von festverzinslichen Schuldverschreibungen einfügen:

[(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom **[Verzinsungsbeginn einfügen]** (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich **[Zinssatz einfügen]** %. Die Zinsen sind nachträglich am **[feste(r) Zinszahlungstag(e) einfügen]** eines jeden Jahres zahlbar (jeweils ein „Zinszahlungstag"). Die erste Zinszahlung erfolgt am **[ersten Zinszahlungstag einfügen] [sofern der erste Zinszahlungstag nicht der erste Jahrestag des Verzinsungsbeginns ist, einfügen:** und beläuft sich auf **[anfänglichen Bruchteilszinsbetrag pro erste festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[erste festgelegte Stückelung einfügen]** [und **[weitere anfängliche Bruchteilszinsbeträge für jede weitere festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[weitere**

festgelegte Stückelungen einfügen]].] [Sofern der Fälligkeitstag kein Festzinstermin ist, einfügen: Die Zinsen für den Zeitraum vom **[den letzten dem Fälligkeitstag vorausgehenden Festzinstermin einfügen]** (einschließlich) bis zum Fälligkeitstag (ausschließlich) belaufen sich auf **[abschließenden Bruchteilszinsbetrag pro erste festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[erste festgelegte Stückelung einfügen]** [und **[weitere abschließende Bruchteilszinsbeträge für jede weitere festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[weitere festgelegte Stückelungen einfügen]].]**

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).**]**

(B) Im Fall von variabel verzinslichen Schuldverschreibungen einfügen:

[(1) *Zinszahlungstage.* (a) Die Schuldverschreibungen werden in Höhe ihres Nennbetrages ab dem **[Verzinsungsbeginn einfügen]** (der „Verzinsungsbeginn“) (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) und danach von jedem Zinszahlungstag (einschließlich) bis zum nächstfolgenden Zinszahlungstag (ausschließlich) verzinst. Zinsen auf die Schuldverschreibungen sind an jedem Zinszahlungstag zahlbar.

(b) „Zinszahlungstag“ bedeutet

[(i) im Fall von festgelegten Zinszahlungstagen einfügen: jeder **[festgelegte Zinszahlungstage einfügen].]**

[(ii) im Fall von festgelegten Zinsperioden einfügen: (soweit diese Emissionsbedingungen keine abweichenden Bestimmungen vorsehen) jeweils der Tag, der **[Zahl einfügen]** [Wochen] [Monate] **[andere festgelegte Zeiträume einfügen]** nach dem vorausgehenden Zinszahlungstag, oder im Fall des ersten Zinszahlungstages, nach dem Verzinsungsbeginn liegt.**]**

(c) Fällt ein Zinszahlungstag auf einen Tag, der kein Geschäftstag (wie nachstehend definiert) ist, so wird der Zinszahlungstag

[(i) bei Anwendung der Modified Following Business Day Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.**]**

[(ii) bei Anwendung der FRN Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall (i) wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen und (ii) ist jeder nachfolgende Zinszahlungstag der jeweils letzte Geschäftstag des Monats, der **[[Zahl einfügen]** Monate**] [andere festgelegte Zeiträume einfügen]** nach dem vorausgehenden anwendbaren Zinszahlungstag liegt.**]**

[(iii) bei Anwendung der Following Business Day Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben.**]**

[(iv) bei Anwendung der Preceding Business Day Convention einfügen: auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.**]**

(d) In diesem § 3 bezeichnet „Geschäftstag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren einfügen]] [falls die festgelegte Währung Euro ist, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** Zahlungen abwickeln.

(2) *Zinssatz.* **[Bei Bildschirmfeststellung einfügen:** Der Zinssatz (der „Zinssatz") für jede Zinsperiode (wie nachstehend definiert) ist, sofern nachstehend nichts Abweichendes bestimmt wird, der Referenzsatz (ausgedrückt als Prozentsatz per annum) für Einlagen in der festgelegten Währung für die jeweilige Zinsperiode, der auf der Bildschirmseite am Zinsfestlegungstag (wie nachstehend definiert) gegen 11.00 Uhr (**[**Brüsseler**] [**Londoner**]** Ortszeit) angezeigt wird **[im Fall einer Marge einfügen:** **[**zuzüglich**] [**abzüglich**]** der Marge (wie nachstehend definiert)**]**, wobei alle Festlegungen durch die Berechnungsstelle erfolgen.

„Zinsperiode" bezeichnet jeweils den Zeitraum von dem Verzinsungsbeginn (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) bzw. von jedem Zinszahlungstag (einschließlich) bis zum jeweils darauffolgenden Zinszahlungstag (ausschließlich).

„Zinsfestlegungstag" bezeichnet den **[**zweiten**] [zutreffende andere Zahl von Tagen einfügen] [**Londoner**] [**TARGET**] [zutreffende andere Bezugnahmen einfügen]** Geschäftstag vor Beginn der jeweiligen Zinsperiode. **[Falls der Geschäftstag kein TARGET Geschäftstag ist, einfügen: [**Londoner**] [zutreffenden anderen Ort einfügen]** „Geschäftstag" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in **[**London**] [zutreffenden anderen Ort einfügen]** für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind.**] [Im Fall eines TARGET Geschäftstages einfügen:** „TARGET-Geschäftstag" bezeichnet einen Tag, an dem TARGET betriebsbereit ist.**]**

[Im Fall einer Marge einfügen: „Die Marge" beträgt **[•]** % per annum.**]**

„Bildschirmseite" bedeutet **[Bildschirmseite einfügen].**

[Der Emittentin steht es frei, den Gebrauch einer anderen Basis zur Bestimmung eines Referenzsatzes zu vereinbaren; vollständige Einzelheiten dieser Basis werden hier und in den anwendbaren Endgültigen Bedingungen ausgeführt sein.]

Sollte die maßgebliche Bildschirmseite nicht zur Verfügung stehen oder wird kein Referenzsatz angezeigt (jeweils zu der genannten Zeit), wird die Berechnungsstelle von jeder der Referenzbanken (wie nachstehend definiert) **[**in der Euro-Zone**]** deren jeweilige Angebotssätze (jeweils als Prozentsatz per annum ausgedrückt) für Einlagen in der festgelegten Währung für die betreffende Zinsperiode gegenüber führenden Banken im **[**Londoner**]** Interbanken-Markt **[**in der Euro-Zone**]** um ca. 11.00 Uhr (**[**Brüsseler**] [**Londoner**]** Ortszeit) am Zinsfestlegungstag anfordern. Falls zwei oder mehr Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, ist der Zinssatz für die betreffende Zinsperiode das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005**] [falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005**]** aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** dieser Angebotssätze **[im Fall einer Marge einfügen: [**zuzüglich**]**

[abzüglich] der Marge], wobei alle Festlegungen durch die Berechnungsstelle erfolgen.

Falls an einem Zinsfestlegungstag nur eine oder keine der Referenzbanken der Berechnungsstelle solche im vorstehenden Absatz beschriebenen Angebotssätze nennt, ist der Zinssatz für die betreffende Zinsperiode der Satz per annum, den die Berechnungsstelle als das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005] **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005] aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** der Angebotssätze ermittelt, die die Referenzbanken bzw. zwei oder mehrere von ihnen der Berechnungsstelle auf deren Anfrage als den jeweiligen Satz nennen, zu dem ihnen um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) an dem betreffenden Zinsfestlegungstag Einlagen in der festgelegten Währung für die betreffende Zinsperiode von führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] angeboten werden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge]; falls weniger als zwei der Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, dann soll der Zinssatz für die betreffende Zinsperiode der Referenzsatz für Einlagen in der festgelegten Währung für die betreffende Zinsperiode oder das arithmetische Mittel (gerundet wie oben beschrieben) der Angebotssätze für Einlagen in der festgelegten Währung für die betreffende Zinsperiode sein, den bzw. die eine oder mehrere Banken (die nach Ansicht der Berechnungsstelle und der Emittentin für diesen Zweck geeignet sind) der Berechnungsstelle als Sätze bekannt geben, die sie an dem betreffenden Zinsfestlegungstag gegenüber führenden Banken am [Londoner] Interbanken-Markt [in der Euro-Zone] nennen (bzw. den diese Banken gegenüber der Berechnungsstelle nennen) **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge]. Für den Fall, daß der Zinssatz nicht gemäß den vorstehenden Bestimmungen dieses Absatzes ermittelt werden kann, ist der Zinssatz der Referenzsatz oder das arithmetische Mittel der Angebotssätze auf der Bildschirmseite, wie vorstehend beschrieben, an dem letzten Tag vor dem Zinsfestlegungstag, an dem diese Angebotssätze angezeigt wurden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge (wobei jedoch, falls für die betreffende Zinsperiode eine andere Marge als für die unmittelbar vorhergehende Zinsperiode gilt, die Marge der betreffenden Zinsperiode an die Stelle der Marge für die vorhergehende Zinsperiode tritt)].

„Referenzbanken" bezeichnen **[falls in den Endgültigen Bedingungen keine anderen Referenzbanken bestimmt werden, einfügen:** diejenigen Niederlassungen von vier derjenigen Banken, deren Angebotssätze zur Ermittlung des maßgeblichen Angebotssatzes zu dem Zeitpunkt benutzt wurden, als solch ein Angebot letztmals auf der maßgeblichen Bildschirmseite angezeigt wurde] **[falls in den Endgültigen Bedingungen andere Referenzbanken bestimmt werden, sind sie hier einzufügen].]**

[Im Fall des Interbanken-Marktes in der Euro-Zone einfügen: „Euro-Zone" bezeichnet das Gebiet derjenigen Mitgliedstaaten der Europäischen Union, die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft (unterzeichnet in Rom am 25. März 1957), geändert durch den Vertrag über die Europäische Union (unterzeichnet in Maastricht am 7. Februar 1992) und den Amsterdamer Vertrag vom 2. Oktober 1997, in seiner jeweiligen Fassung, eine einheitliche Währung eingeführt haben oder jeweils eingeführt haben werden.]

[Wenn der Referenzsatz ein anderer als EURIBOR oder LIBOR ist, sind die entsprechenden Einzelheiten anstelle der Bestimmungen dieses Absatzes 2 einzufügen]

[Sofern ISDA-Feststellung gelten soll, sind die entsprechenden Bestimmungen einzufügen und die von der International Swap and Derivatives Association veröffentlichten 2000 ISDA-Definitionen beizufügen]

[Sofern eine andere Methode der Feststellung anwendbar ist, sind die entsprechenden Einzelheiten anstelle der Bestimmungen dieses Absatzes 2 einzufügen]

[Falls ein Mindest- und/oder Höchstzinssatz gilt, einfügen:

(3) *[Mindest-] [und] [Höchst-] Zinssatz.*

[Falls ein Mindestzinssatz gilt, einfügen: Wenn der gemäß den obigen Bestimmungen für eine Zinsperiode ermittelte Zinssatz niedriger ist als **[Mindestzinssatz einfügen],** so ist der Zinssatz für diese Zinsperiode **[Mindestzinssatz einfügen].]**

[Falls ein Höchstzinssatz gilt, einfügen: Wenn der gemäß den obigen Bestimmungen für eine Zinsperiode ermittelte Zinssatz höher ist als **[Höchstzinssatz einfügen],** so ist der Zinssatz für diese Zinsperiode **[Höchstzinssatz einfügen].]**

[(4)**]** *Zinsbetrag.* Die Berechnungsstelle wird zu oder baldmöglichst nach jedem Zeitpunkt, an dem der Zinssatz zu bestimmen ist, den auf die Schuldverschreibungen zahlbaren Zinsbetrag (der „Zinsbetrag") für die entsprechende Zinsperiode berechnen. Der Zinsbetrag wird ermittelt, indem der Zinssatz und der Zinstagequotient (wie nachstehend definiert) auf den Gesamtnennbetrag der Schuldverschreibungen angewendet werden, wobei der resultierende Betrag auf die kleinste Einheit der festgelegten Währung auf- oder abgerundet wird, wobei 0,5 solcher Einheiten aufgerundet werden.

[(5)**]** *Mitteilung von Zinssatz und Zinsbetrag.* Die Berechnungsstelle wird veranlassen, daß der Zinssatz, der Zinsbetrag für die jeweilige Zinsperiode, die jeweilige Zinsperiode und der betreffende Zinszahlungstag der Emittentin und den Gläubigern gemäß § **[**12**]** baldmöglichst, aber keinesfalls später als am vierten auf die Berechnung jeweils folgenden **[**TARGET**]** **[**Londoner**]** Geschäftstag (wie in § 3(1) definiert) sowie jeder Börse, an der die betreffenden Schuldverschreibungen zu diesem Zeitpunkt notiert sind und deren Regeln eine Mitteilung an die Börse verlangen umgehend, aber keinesfalls später als zu Beginn der jeweiligen Zinsperiode mitgeteilt werden. Im Fall einer Verlängerung oder Verkürzung der Zinsperiode können der mitgeteilte Zinsbetrag und Zinszahlungstag ohne Vorankündigung nachträglich angepaßt (oder andere geeignete Anpassungsregelungen getroffen) werden. Jede solche Anpassung wird umgehend allen Börsen, an denen die Schuldverschreibungen zu diesem Zeitpunkt notiert sind, sowie den Gläubigern gemäß § **[**12**]** mitgeteilt.

[(6)**]** *Verbindlichkeit der Festsetzungen.* Alle Bescheinigungen, Mitteilungen, Gutachten, Festsetzungen, Berechnungen, Quotierungen und Entscheidungen, die von der Berechnungsstelle für die Zwecke dieses § 3 gemacht, abgegeben, getroffen oder eingeholt werden, sind (sofern nicht ein offensichtlicher Irrtum vorliegt) für die Emittentin, die Emissionsstelle**[,** die Zahlstellen**]** und die Gläubiger bindend.

[(7)**]** *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, endet die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen nicht am Fälligkeitstag, sondern erst mit der tatsächlichen Rückzahlung der Schuldverschreibungen. Der jeweils geltende Zinssatz ist der gesetzlich festgelegte Satz für Verzugszinsen, es sei

denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.]

(C) Im Fall von Nullkupon-Schuldverschreibungen einfügen:

[(1) *Keine periodischen Zinszahlungen.* Es erfolgen keine periodischen Zinszahlungen auf die Schuldverschreibungen.

(2) *Auflaufende Zinsen.* Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, fallen auf den ausstehenden Nennbetrag der Schuldverschreibungen ab dem Fälligkeitstag zum Tag der tatsächlichen Rückzahlung Zinsen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen an, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.]

[(D) [Im Fall von Doppelwährungs-Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Raten-Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von indexierten Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Credit Linked Notes, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von anderen strukturierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]]

[(•)] *Zinstagequotient.* „Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der „Zinsberechnungszeitraum"):

[Im Fall von Actual/Actual (ICMA) einfügen: die Anzahl von Tagen im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum jeweiligen Zinszahlungstag (ausschließlich) dividiert durch (x) bei Schuldverschreibungen deren Zinsen nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, die Anzahl der Tage im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls keiner, von dem Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) oder (y) bei Schuldverschreibungen deren Zinsen anders als nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, das Produkt aus der Anzahl der Tage im Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) und der Anzahl von Zinszahlungstagen, die in einem Kalenderjahr vorkommen würden falls Zinsen für das gesamte betreffende Jahr zu zahlen wären.]

[Im Fall von Actual/Actual (ISDA) (Actual/365) einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 365 (oder falls ein Teil des Zinsberechnungszeitraums in ein Schaltjahr fällt, die Summe von (A) der tatsächlichen Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die in das Schaltjahr fallen, dividiert durch 366 und (B) die tatsächliche Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die nicht in ein Schaltjahr fallen, dividiert durch 365).]

[Im Fall von Actual/365 (Fixed) einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 365.]

[Im Fall von Actual/360 einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360.**]**

[Im Fall von 30/360, 360/360 oder Bond Basis einfügen: die Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360, wobei die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit zwölf Monaten zu je 30 Tagen zu ermitteln ist (es sei denn, (A) der letzte Tag des Zinsberechnungszeitraums fällt auf den 31. Tag eines Monats, während der erste Tag des Zinsberechnungszeitraums weder auf den 30. noch auf den 31. Tag eines Monats fällt, in welchem Fall der den letzten Tag enthaltende Monat nicht als ein auf 30 Tage gekürzter Monat zu behandeln ist, oder (B) der letzte Tag des Zinsberechnungszeitraums fällt auf den letzten Tag des Monats Februar, in welchem Fall der Monat Februar nicht als ein auf 30 Tage verlängerter Monat zu behandeln ist).**]**

[Im Fall von 30E/360 oder Eurobond Basis einfügen: die Anzahl der Tage im Zinsberechnungszeitraum dividiert durch 360 (dabei ist die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit 12 Monaten zu 30 Tagen zu ermitteln, und zwar ohne Berücksichtigung des Datums des ersten oder letzten Tages des Zinsberechnungszeitraums).**]**

§ 4
ZAHLUNGEN

(1) **[**(a)**]** *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

Im Fall von Schuldverschreibungen, die keine Nullkupon-Schuldverschreibungen sind, einfügen:

[(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

[Im Fall von Zinszahlungen auf eine vorläufige Globalurkunde einfügen: Die Zahlung von Zinsen auf Schuldverschreibungen, die durch die vorläufige Globalurkunde verbrieft sind, erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems, und zwar nach ordnungsgemäßer Bescheinigung gemäß § 1(3)(b).**]]**

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in **[festgelegte Währung einfügen].**

(3) *Vereinigte Staaten.* Für die Zwecke des **[im Fall von TEFRA D Schuldverschreibungen einfügen:** § 1(3) und des**]** Absatzes 1 dieses § 4 bezeichnet „Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger

keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet „Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren einfügen]] [falls die festgelegte Währung Euro ist und im Falle von variabel verzinslichen Schuldverschreibungen, einfügen:** TARGET**] [falls die festgelegte Währung Euro ist und im Falle von Schuldverschreibungen, die keine variabel verzinslichen Schuldverschreibungen sind, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital und Zinsen.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; den vorzeitigen Rückzahlungsbetrag der Schuldverschreibungen; **[falls die Emittentin das Wahlrecht hat, die Schuldverschreibungen aus anderen als steuerlichen Gründen vorzeitig zurückzuzahlen, einfügen:** den Wahl-Rückzahlungsbetrag (Call) der Schuldverschreibungen;**] [falls der Gläubiger ein Wahlrecht hat, die Schuldverschreibungen vorzeitig zu kündigen, einfügen:** den Wahl-Rückzahlungsbetrag (Put) der Schuldverschreibungen;**] [im Fall von Nullkupon-Schuldverschreibungen einfügen:** den Amortisationsbetrag der Schuldverschreibungen;**] [im Fall von Raten-Schuldverschreibungen einfügen:** die auf die Schuldverschreibungen anwendbare(n) Rate(n);**]** sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge. Bezugnahmen in diesen Emissionsbedingungen auf Zinsen auf Schuldverschreibungen sollen, soweit anwendbar, sämtliche gemäß § 7 zahlbaren zusätzlichen Beträge einschließen.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

(1) *Rückzahlung bei Endfälligkeit.*

Im Fall von Schuldverschreibungen, die keine Raten-Schuldverschreibungen sind, einfügen:

[Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am **[im Fall eines festgelegten Fälligkeitstages Fälligkeitstag einfügen] [im Fall eines Rückzahlungsmonats einfügen:** in den **[Rückzahlungsmonat einfügen]** fallenden Zinszahlungstag**]** (der „Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht **[falls die Schuldverschreibungen zu ihrem Nennbetrag zurückgezahlt werden, einfügen:** dem Nennbetrag der Schuldverschreibungen**] [ansonsten den Rückzahlungsbetrag für die jeweilige Stückelung einfügen].]**

Im Fall von Raten-Schuldverschreibungen einfügen:

[Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen an dem/den nachstehenden Ratenzahlungstermin(en) zu der/den folgenden Rate(n) zurückgezahlt:

Ratenzahlungstermin(e) **[Ratenzahlungstermin(e) einfügen]**	Rate(n) **[Rate(n) einfügen]**
[ ]	**[ ]**
[ ]	**[ ]]**

(2) *Vorzeitige Rückzahlung aus steuerlichen Gründen.* Die Schuldverschreibungen können insgesamt, jedoch nicht teilweise, nach Wahl der Emittentin mit einer Kündigungsfrist von nicht weniger als 30 und nicht mehr als 60 Tagen gegenüber der Emissionsstelle und gemäß § **[12]** gegenüber den Gläubigern vorzeitig gekündigt und zu ihrem vorzeitigen Rückzahlungsbetrag (wie nachstehend definiert) zuzüglich bis zum für die Rückzahlung festgesetzten Tag aufgelaufener Zinsen zurückgezahlt werden, falls die Emittentin als Folge einer Änderung oder Ergänzung der Steuer- oder Abgabengesetze und -vorschriften der Bundesrepublik Deutschland oder deren politischen Untergliederungen oder Steuerbehörden oder als Folge einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze und Vorschriften (vorausgesetzt diese Änderung oder Ergänzung wird am oder nach dem Tag, an dem die letzte Tranche dieser Serie von Schuldverschreibungen begeben wird wirksam) **[im Fall von Schuldverschreibungen, die nicht Nullkupon-Schuldverschreibungen sind, einfügen:** am nächstfolgenden Zinszahlungstag (wie in § 3(1) definiert)**]** **[im Fall von Nullkupon-Schuldverschreibungen einfügen:** bei Fälligkeit oder im Fall des Kauf oder Tauschs einer Schuldverschreibung**]** zur Zahlung von zusätzlichen Beträgen (wie in § 7 dieser Bedingungen definiert) verpflichtet sein wird und diese Verpflichtung nicht durch das Ergreifen vernünftiger der Emittentin zur Verfügung stehender Maßnahmen vermieden werden kann.

Eine solche Kündigung darf allerdings nicht (i) früher als 90 Tage vor dem frühestmöglichen Termin erfolgen, an dem die Emittentin verpflichtet wäre, solche zusätzlichen Beträge zu zahlen, falls eine Zahlung auf die Schuldverschreibungen dann fällig sein würde, oder (ii) erfolgen, wenn zu dem Zeitpunkt, zu dem die Kündigung erfolgt, die Verpflichtung zur Zahlung von zusätzlichen Beträgen nicht mehr wirksam ist. **[Im Fall von variabel verzinslichen Schuldverschreibungen einfügen:** Der für die Rückzahlung festgelegte Termin muß ein Zinszahlungstag sein.**]**

Eine solche Kündigung hat gemäß § **[12]** zu erfolgen. Sie ist unwiderruflich, muß den für die Rückzahlung festgelegten Termin nennen und eine zusammenfassende Erklärung enthalten, welche die das Rückzahlungsrecht der Emittentin begründenden Umstände darlegt.

Falls die Emittentin das Wahlrecht hat, die Schuldverschreibungen vorzeitig zurückzuzahlen, einfügen:

[[(3)] *Vorzeitige Rückzahlung nach Wahl der Emittentin.*

(a) Die Emittentin kann, nachdem sie gemäß Absatz (b) gekündigt hat, die Schuldverschreibungen [insgesamt] [teilweise] am/an den Wahl-Rückzahlungstag[en**]** (Call) zum/zu den Wahl-Rückzahlungsbetrag/beträgen (Call), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Call) (ausschließlich) aufgelaufenen Zinsen zurückzahlen. **[Bei Geltung eines Mindestrückzahlungsbetrages oder eines erhöhten Rückzahlungsbetrages einfügen:** Eine solche Rückzahlung muß in Höhe eines Nennbetrages von [mindestens **[Mindestrückzahlungsbetrag einfügen]]** **[erhöhter Rückzahlungsbetrag]** erfolgen.**]**

Wahl-Rückzahlungstag(e) (Call) **[Wahl-Rückzahlungstag(e) einfügen]**	Wahl-Rückzahlungsbetrag/beträge (Call) **[Wahl-Rückzahlungsbetrag/beträge einfügen]**
[ ]	**[ ]**
[ ]	**[ ]]**

[Falls der Gläubiger ein Wahlrecht hat, die Schuldverschreibungen vorzeitig zu kündigen, einfügen: Der Emittentin steht dieses Wahlrecht nicht in bezug auf eine

Schuldverschreibung zu, deren Rückzahlung bereits der Gläubiger in Ausübung seines Wahlrechts nach Absatz **[**(4)**]** dieses § 5 verlangt hat.**]**

(b) Die Kündigung ist den Gläubigern der Schuldverschreibungen durch die Emittentin gemäß § **[12]** bekanntzugeben. Sie beinhaltet die folgenden Angaben:

(i) die zurückzuzahlende Serie von Schuldverschreibungen;

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzteren Fall den Gesamtnennbetrag der zurückzuzahlenden Schuldverschreibungen;

(iii) den Wahl-Rückzahlungstag (Call), der nicht weniger als **[Mindestkündigungsfrist einfügen]** und nicht mehr als **[Höchstkündigungsfrist einfügen]** Tage nach dem Tag der Kündigung durch die Emittentin gegenüber den Gläubigern liegen darf; und

(iv) den Wahl-Rückzahlungsbetrag (Call), zu dem die Schuldverschreibungen zurückgezahlt werden.

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückzuzahlenden Schuldverschreibungen in Übereinstimmung mit den Regeln des betreffenden Clearing Systems ausgewählt.**]**

Falls der Gläubiger ein Wahlrecht hat, die Schuldverschreibungen vorzeitig zu kündigen, einfügen:

[[(4)**]** *Vorzeitige Rückzahlung nach Wahl des Gläubigers.*

(a) Die Emittentin hat eine Schuldverschreibung nach Ausübung des entsprechenden Wahlrechts durch den Gläubiger am/an den Wahl-Rückzahlungstag(en) (Put) zum/zu den Wahl-Rückzahlungsbetrag/beträgen (Put), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Put) (ausschließlich) aufgelaufener Zinsen zurückzuzahlen.

Wahl-Rückzahlungstag(e) (Call)	Wahl-Rückzahlungsbetrag/beträge (Call)
[Wahl-Rückzahlungstag(e) einfügen]	**[Wahl-Rückzahlungsbetrag/beträge einfügen]**
[ ]	**[ ]**
[ ]	**[ ]**

Dem Gläubiger steht dieses Wahlrecht nicht in bezug auf eine Schuldverschreibung zu, deren Rückzahlung die Emittentin zuvor in Ausübung ihres Wahlrechts nach diesem § 5 verlangt hat.

(b) Um dieses Wahlrecht auszuüben, hat der Gläubiger nicht weniger als **[Mindestkündigungsfrist einfügen]** Tage und nicht mehr als **[Höchstkündigungsfrist einfügen]** Tage vor dem Wahl-Rückzahlungstag (Put), an dem die Rückzahlung gemäß der Ausübungserklärung (wie nachstehend definiert) erfolgen soll, bei der bezeichneten Geschäftsstelle der Emissionsstelle während der normalen Geschäftszeiten eine ordnungsgemäß ausgefüllte Mitteilung zur vorzeitigen Rückzahlung („Ausübungserklärung"), wie sie von der bezeichneten Geschäftsstelle der Emissionsstelle erhältlich ist, zu hinterlegen. Die Ausübungserklärung hat anzugeben: (i) den Nennbetrag der Schuldverschreibungen, für die das Wahlrecht ausgeübt wird und (ii) die Wertpapier-Kenn-Nummer dieser Schuldverschreibungen (soweit angegeben). Die Ausübung des Wahlrechts kann nicht widerrufen werden. Die Rückzahlung der Schuldverschreibungen, für welche das Wahlrecht ausgeübt worden ist, erfolgt nur gegen Lieferung der Schuldverschreibungen an die Emittentin oder deren Order.**]**

Im Fall von nicht nachrangigen Schuldverschreibungen (außer Nullkupon-Schuldverschreibungen) einfügen:

[[(5)**]** *Vorzeitiger Rückzahlungsbetrag.*

Für die Zwecke von Absatz 2 dieses § 5 und § 9, entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag.**]**

Im Fall von nachrangigen Schuldverschreibungen (außer Nullkupon-Schuldverschreibungen) einfügen:

[[(5)**]** *Vorzeitiger Rückzahlungsbetrag.*

Für die Zwecke des Absatzes 2 dieses § 5 entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag.**]**

Im Fall von Nullkupon-Schuldverschreibungen einfügen:

[[(5)**]** *Vorzeitiger Rückzahlungsbetrag.*

(a) Für die Zwecke des Absatzes 2 dieses § 5 **[im Fall von nicht nachrangigen Schuldverschreibungen einfügen**: und des § 9**]**, entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Amortisationsbetrag der Schuldverschreibung.

(b) Der Amortisationsbetrag einer Schuldverschreibung entspricht der Summe aus:

(i) **[Referenzpreis einfügen]** (der „Referenzpreis"), und

(ii) dem Produkt aus **[Emissionsrendite einfügen]** (jährlich kapitalisiert) und dem Referenzpreis ab dem **[Tag der Begebung einfügen]** (einschließlich) bis zu dem vorgesehenen Rückzahlungstag (ausschließlich) oder (je nachdem) dem Tag, an dem die Schuldverschreibungen fällig und rückzahlbar werden.

Wenn diese Berechnung für einen Zeitraum, der nicht vollen Kalenderjahren entspricht, durchzuführen ist, hat sie im Fall des nicht vollständigen Jahres (der „Zinsberechnungszeitraum") auf der Grundlage des Zinstagequotienten (wie vorstehend in § 3 definiert) zu erfolgen.

(c) Falls die Emittentin den vorzeitigen Rückzahlungsbetrag bei Fälligkeit nicht zahlt, wird der Amortisationsbetrag einer Schuldverschreibung wie vorstehend beschrieben berechnet, jedoch mit der Maßgabe, daß die Bezugnahmen in Unterabsatz (b)(ii) auf den für die Rückzahlung vorgesehenen Rückzahlungstag oder den Tag, an dem diese Schuldverschreibungen fällig und rückzahlbar werden, durch den früheren der nachstehenden Zeitpunkte ersetzt werden: (i) der Tag, an dem die Zahlung gegen ordnungsgemäße Vorlage und Einreichung der betreffenden Schuldverschreibungen (sofern erforderlich) erfolgt, und (ii) der vierzehnte Tag, nachdem die Emissionsstelle gemäß § **[**12**]** mitgeteilt hat, daß ihr die für die Rückzahlung erforderlichen Mittel zur Verfügung gestellt wurden.**]**

[Im Fall von Doppelwährungs-Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von indexierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Credit Linked Notes, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von anderen strukturierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]]

§ 6
DIE EMISSIONSSTELLE[[,] [UND] DIE ZAHLSTELLE[N]] [UND DIE BERECHNUNGSSTELLE]

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle[[,] [und] die anfänglich bestellte[n] Zahlstelle[n]] [und die anfänglich bestellte Berechnungsstelle] und deren [jeweilige] bezeichnete Geschäftsstelle [lautet] [lauten] wie folgt:

Emissionsstelle:	BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve L-2085 Luxembourg Luxembourg
[Zahlstelle[n]:	**[andere Zahlstellen und bezeichnete Geschäftsstellen einfügen]]**
[Berechnungsstelle:]	[BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve L-2085 Luxembourg Luxembourg]

Die Emissionsstelle[[,] [und] die Zahlstelle[n]] [und die Berechnungsstelle] [behält] [behalten] sich das Recht vor, jederzeit ihre [jeweilige] bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle [oder einer Zahlstelle] [oder der Berechnungsstelle] zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen [oder eine andere Berechnungsstelle] zu bestellen. Die Emittentin wird zu jedem Zeitpunkt [(i)] eine Emissionsstelle unterhalten[[,] [und] (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten] **[im Fall von Schuldverschreibungen, die an einer Börse notiert sind, einfügen:**[,] [und] [(iii)] solange die Schuldverschreibungen an der **[Name der Börse]** notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in **[Sitz der Börse]** und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen] **[im Fall von Zahlungen in US-Dollar einfügen:** [,] [und] [(iv)] falls Zahlungen bei den oder durch die Geschäftsstellen aller Zahlstellen außerhalb der Vereinigten Staaten (wie in § 4 definiert) aufgrund der Einführung von Devisenbeschränkungen oder ähnlichen Beschränkungen hinsichtlich der vollständigen Zahlung oder des Empfangs der entsprechenden Beträge in US-Dollar widerrechtlich oder tatsächlich ausgeschlossen werden, eine Zahlstelle mit bezeichneter Geschäftsstelle in New York City unterhalten] **[falls eine Berechnungsstelle bestellt werden soll, einfügen:** und [(v)] eine Berechnungsstelle **[falls die Berechnungsstelle eine bezeichnete Geschäftsstelle an einem vorgeschriebenen Ort zu unterhalten hat, einfügen:** mit bezeichneter Geschäftsstelle in **[vorgeschriebenen Ort einfügen]]** unterhalten]. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § [12] vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle[[,] [und] die Zahlstelle[n]] [und die Berechnungsstelle] [handelt] [handeln] ausschließlich als Beauftragte der Emittentin und [übernimmt] [übernehmen] keinerlei Verpflichtungen gegenüber den

Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen [ihr] [ihnen] und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall wird die Emittentin diejenigen zusätzlichen Beträge (die „zusätzlichen Beträge") zahlen, die erforderlich sind, damit die den Gläubigern zufließenden Nettobeträge nach einem solchen Einbehalt oder Abzug jeweils den Beträgen entsprechen, die ohne einen solchen Einbehalt oder Abzug von den Gläubigern empfangen worden wären; die Verpflichtung zur Zahlung solcher zusätzlichen Beträge besteht jedoch nicht für solche Steuern und Abgaben, die:

(a) von einer als Depotbank oder Inkassobeauftragter des Anleihegläubigers handelnden Person oder sonst auf andere Weise zu entrichten sind als dadurch, daß der Emittent aus den von ihm zu leistenden Zahlungen von Kapital oder Zinsen einen Abzug oder Einbehalt vornimmt; oder

(b) wegen einer gegenwärtigen oder früheren persönlichen oder geschäftlichen Beziehung des Gläubigers zu der Bundesrepublik Deutschland zu zahlen sind, und nicht allein deshalb, weil Zahlungen auf die Schuldverschreibungen aus Quellen in der Bundesrepublik Deutschland stammen (oder für Zwecke der Besteuerung so behandelt werden) oder dort besichert sind; oder

(c) aufgrund einer Rechtsänderung zu zahlen sind, welche später als 30 Tage nach Fälligkeit der betreffenden Zahlung oder, wenn dies später erfolgt, ordnungsgemäßer Bereitstellung aller fälligen Beträge und einer diesbezüglichen Bekanntmachung gemäß § [12] wirksam wird; oder

(d) aufgrund (i) einer Richtlinie oder Verordnung der Europäischen Union betreffend die Besteuerung von Zinserträgen oder (ii) einer zwischenstaatlichen Vereinbarung über deren Besteuerung, an der die Bundesrepublik Deutschland oder die Europäische Union beteiligt ist, oder (iii) einer gesetzlichen Vorschrift, die diese Richtlinie, Verordnung oder Vereinbarung umsetzt oder befolgt, abzuziehen oder einzubehalten sind.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

[§ 9
KÜNDIGUNG

Im Fall von nicht nachrangigen Schuldverschreibungen einfügen:

[(1) *Kündigungsgründe.* Jeder Gläubiger ist berechtigt, seine Schuldverschreibung zu kündigen und deren sofortige Rückzahlung zu ihrem vorzeitigen Rückzahlungsbetrag (wie in § 5 beschrieben), zuzüglich etwaiger bis zum Tage der Rückzahlung aufgelaufener Zinsen zu verlangen, falls:

(a) die Emittentin Kapital oder Zinsen nicht innerhalb von 30 Tagen nach dem betreffenden Fälligkeitstag zahlt; oder

(b) die Emittentin die ordnungsgemäße Erfüllung irgendeiner anderen Verpflichtung aus den Schuldverschreibungen unterläßt und diese Unterlassung nicht geheilt werden kann oder, falls sie geheilt werden kann, länger als 30 Tage fortdauert, nachdem die Emissionsstelle hierüber eine Benachrichtigung von einem Gläubiger erhalten hat; oder

(c) die Emittentin ihre Zahlungsunfähigkeit bekanntgibt oder ihre Zahlungen einstellt; oder

(d) ein Gericht ein Insolvenzverfahren gegen die Emittentin eröffnet, oder die Emittentin ein solches Verfahren einleitet oder beantragt oder eine allgemeine Schuldenregelung zugunsten ihrer Gläubiger anbietet oder trifft; oder

(e) die Emittentin in Liquidation tritt, es sei denn, dies geschieht im Zusammenhang mit einer Verschmelzung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft und diese Gesellschaft übernimmt alle Verpflichtungen, die die Emittentin im Zusammenhang mit diesen Schuldverschreibungen eingegangen ist; oder

(f) in der Bundesrepublik Deutschland irgendein Gesetz, eine Verordnung oder behördliche Anordnung erlassen wird oder ergeht, aufgrund derer die Emittentin daran gehindert wird, die von ihr gemäß diesen Emissionsbedingungen übernommenen Verpflichtungen in vollem Umfang zu beachten und zu erfüllen und diese Lage nicht binnen 90 Tagen behoben ist.

Das Kündigungsrecht erlischt, falls der Kündigungsgrund vor Ausübung des Rechts geheilt wurde.

(2) *Bekanntmachung.* Eine Benachrichtigung, einschließlich einer Kündigung der Schuldverschreibungen gemäß vorstehendem Absatz 1 ist schriftlich in deutscher oder englischer Sprache gegenüber der Emissionsstelle zu erklären und persönlich oder per Einschreiben an deren bezeichnete Geschäftsstelle zu übermitteln. Der Benachrichtigung ist ein Nachweis beizufügen, aus dem sich ergibt, daß der betreffende Gläubiger zum Zeitpunkt der Abgabe der Benachrichtigung Inhaber der betreffenden Schuldverschreibung ist. Der Nachweis kann durch eine Bescheinigung der Depotbank (wie in § **[**13**]**(4) definiert) oder auf andere geeignete Weise erbracht werden.**]**

§ [10]
ERSETZUNG

(1) *Ersetzung.* Die Emittentin ist jederzeit berechtigt, sofern sie sich nicht mit einer Zahlung von Kapital oder Zinsen auf die Schuldverschreibungen in Verzug befindet, ohne Zustimmung der Gläubiger ein mit ihr verbundenes Unternehmen (wie unten definiert) an ihrer Stelle als Hauptschuldnerin (die „Nachfolgeschuldnerin") für alle Verpflichtungen aus und im Zusammenhang mit dieser Emission einzusetzen, vorausgesetzt, daß:

(a) die Nachfolgeschuldnerin alle Verpflichtungen der Emittentin in bezug auf die Schuldverschreibungen übernimmt;

(b) die Emittentin und die Nachfolgeschuldnerin alle erforderlichen Genehmigungen erlangt haben und berechtigt sind, an die Emissionsstelle die zur Erfüllung der Zahlungsverpflichtungen aus den Schuldverschreibungen zahlbaren Beträge in der hierin festgelegten Währung zu zahlen, ohne verpflichtet zu sein, jeweils in

dem Land, in dem die Nachfolgeschuldnerin oder die Emittentin ihren Sitz oder Steuersitz haben, erhobene Steuern oder andere Abgaben jeder Art abzuziehen oder einzubehalten;

(c) die Nachfolgeschuldnerin sich verpflichtet hat, jeden Gläubiger hinsichtlich solcher Steuern, Abgaben oder behördlichen Lasten freizustellen, die einem Gläubiger bezüglich der Ersetzung auferlegt werden;

Im Fall von nicht nachrangigen Schuldverschreibungen einfügen:

[(d) die Emittentin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zahlbaren Beträge zu Bedingungen garantiert, die sicherstellen, daß jeder Gläubiger wirtschaftlich mindestens so gestellt wird, wie er ohne eine Ersetzung stehen würde; und]

Im Fall von nachrangigen Schuldverschreibungen einfügen:

[(d) hinsichtlich der von der Nachfolgeschuldnerin bezüglich der Schuldverschreibungen übernommenen Verpflichtungen der Nachrang zu mit den Bedingungen der Schuldverschreibungen übereinstimmenden Bedingungen begründet wird und (i) die Nachfolgeschuldnerin ein Tochterunternehmen der Emittentin im Sinne der §§ 1 Absatz 7 und 10 Absatz 5a Satz 11 des Kreditwesengesetzes ist, (ii) die Nachfolgeschuldnerin eine Einlage in Höhe eines Betrages, der dem Gesamtnennbetrag der Schuldverschreibungen entspricht, bei der Emittentin vornimmt und zwar zu Bedingungen, die den Emissionsbedingungen (einschließlich hinsichtlich der Nachrangigkeit) entsprechen, und (iii) die Emittentin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zahlbaren Beträge zu Bedingungen garantiert, die sicherstellen, daß jeder Gläubiger wirtschaftlich mindestens so gestellt wird, wie er ohne eine Ersetzung stehen würde; und]

(e) der Emissionsstelle ein oder mehrere Rechtsgutachten von anerkannten Rechtsanwälten vorgelegt werden, die bestätigen, daß die Bestimmungen in den vorstehenden Unterabsätzen (a), (b), (c) und (d) erfüllt wurden.

Für die Zwecke dieses § [10] bedeutet „verbundenes Unternehmen" ein verbundenes Unternehmen im Sinne von § 15 Aktiengesetz.

(2) *Bekanntmachung.* Jede Ersetzung ist gemäß § [12] bekannt zu machen.

(3) *Änderung von Bezugnahmen.* Im Fall einer Ersetzung gilt jede Bezugnahme in diesen Emissionsbedingungen auf die Emittentin ab dem Zeitpunkt der Ersetzung als Bezugnahme auf die Nachfolgeschuldnerin und jede Bezugnahme auf das Land, in dem die Emittentin ihren Sitz oder Steuersitz hat, gilt ab diesem Zeitpunkt als Bezugnahme auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat. Des weiteren gilt im Fall einer Ersetzung folgendes:

Im Fall von nicht nachrangigen Schuldverschreibungen einfügen:

[(a) in § 7 und § 5(2) gilt eine alternative Bezugnahme auf die Bundesrepublik Deutschland als aufgenommen (zusätzlich zu der Bezugnahme nach Maßgabe des vorstehenden Satzes auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat);

(b) in § 9(1)(c) bis (f) gilt eine alternative Bezugnahme auf die Emittentin in ihrer Eigenschaft als Garantin als aufgenommen (zusätzlich zu der Bezugnahme auf die Nachfolgeschuldnerin);

(c) in § 9(1) gilt ein weiterer Kündigungsgrund als aufgenommen, der dann besteht, wenn die Garantie gemäß Absatz 1 (d) aus irgendeinem Grund nicht mehr gilt.]

Im Fall von nachrangigen Schuldverschreibungen einfügen:

[In § 7 und § 5(2) gilt eine alternative Bezugnahme auf die Bundesrepublik Deutschland als aufgenommen (zusätzlich zu der Bezugnahme nach Maßgabe des vorstehenden Satzes auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat).]

§ [11]
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, daß sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muß dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ [12]
MITTEILUNGEN

Im Fall von Schuldverschreibungen, die an einer Börse notiert sind und bei denen Mitteilungen über Zeitungen erfolgen sollen, einfügen:

[(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in [Deutschland] [Luxemburg] [London] **[anderen Ort einfügen]**, voraussichtlich [*Börsen-Zeitung*] [*d'Wort*] [*Financial Times*] **[andere Zeitung mit allgemeiner Verbreitung einfügen]** zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.]

Sofern eine Mitteilung durch elektronische Publikation auf der Website der betreffenden Börse möglich ist, einfügen:

[(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen erfolgen durch elektronische Publikation auf der Website der **[betreffende Börse einfügen]** (www. **[internetadresse einfügen]**). Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.]

[(2)] *Mitteilungen an das Clearing-System*

Im Fall von Schuldverschreibungen, die nicht notiert sind, einfügen:

[Die Emittentin wird alle die Schuldverschreibungen betreffenden Mitteilungen an das Clearing System zur Weiterleitung an die Gläubiger übermitteln. Jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.]

Im Fall von Schuldverschreibungen, die an einer Börse notiert sind, einfügen:

[Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der **[maßgebliche Börse einfügen]** zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.]

§ [13]
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren („Rechtsstreitigkeiten") ist das Landgericht Essen. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, daß die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne daß eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet „Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ [14]
SPRACHE

Falls die Emissionsbedingungen in deutscher Sprache mit einer Übersetzung in die englische Sprache abgefaßt sind, einfügen:

[Diese Emissionsbedingungen sind in deutscher Sprache abgefaßt. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.]

Falls die Emissionsbedingungen in englischer Sprache mit einer Übersetzung in die deutsche Sprache abgefaßt sind, einfügen:

[Diese Emissionsbedingungen sind in englischer Sprache abgefaßt. Eine Übersetzung in die deutsche Sprache ist beigefügt. Der englische Text ist bindend und maßgeblich. Die Übersetzung in die deutsche Sprache ist unverbindlich.]

Falls die Emissionsbedingungen ausschließlich in deutscher Sprache abgefaßt sind, einfügen:

[Diese Emissionsbedingungen sind ausschließlich in deutscher Sprache abgefaßt.]

B. EMISSIONSBEDINGUNGEN FÜR PFANDBRIEFE

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie **[•]** der **[im Fall von Hypothekenpfandbriefen einfügen:** Hypothekenpfandbriefe**]** **[im Fall von Öffentlichen Pfandbriefen einfügen:** Öffentlichen Pfandbriefe**]** (die „Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die „Emittentin") wird in **[festgelegte Währung einfügen]** (die „festgelegte Währung") im Gesamtnennbetrag von **[Gesamtnennbetrag einfügen]** (in Worten: **[Gesamtnennbetrag in Worten einfügen]**) in Stückelungen von **[festgelegte Stückelungen einfügen]** (die „festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber. .

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die „Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und des von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellten Treuhänders und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System.* Jede Dauerglobalurkunde wird solange von einem oder im Namen eines Clearing Systems verwahrt, bis sämtliche Verbindlichkeiten der Emittentin aus den Schuldverschreibungen erfüllt sind. „Clearing System" bedeutet **[bei mehr als einem Clearing System einfügen:** jeweils**]** folgendes: [Clearstream Banking AG] [Clearstream Banking, société anonyme] [Euroclear Bank, S.A./N.V. als Betreiberin des Euroclear Systems („Euroclear")][,] [und] **[anderes Clearing System angeben]**.

(5) *Gläubiger von Schuldverschreibungen.* „Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§ 2
STATUS

Die Schuldverschreibungen begründen nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander gleichrangig sind. Die Schuldverschreibungen sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen der Emittentin aus **[im Fall von Hypothekenpfandbriefen einfügen:** Hypothekenpfandbriefen**]** **[im Fall von Öffentlichen Pfandbriefen einfügen:** Öffentlichen Pfandbriefen**]**.

§ 3
ZINSEN

(A) Im Fall von festverzinslichen Schuldverschreibungen einfügen:

[(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom **[Verzinsungsbeginn einfügen]** (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich **[Zinssatz einfügen]** %. Die Zinsen sind nachträglich am **[feste(r) Zinszahlungstag(e) einfügen]** eines jeden Jahres zahlbar (jeweils ein „Zinszahlungstag"). Die erste Zinszahlung erfolgt am **[ersten Zinszahlungstag einfügen]** **[sofern der erste Zinszahlungstag nicht der erste Jahrestag des Verzinsungsbeginns ist, einfügen:** und beläuft sich auf **[anfänglichen Bruchteilszinsbetrag pro erste festgelegte Stückelung einfügen]** je

Schuldverschreibung im Nennbetrag von **[erste festgelegte Stückelung einfügen]** und **[weitere anfängliche Bruchteilszinsbeträge für jede weitere festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[weitere festgelegte Stückelungen einfügen].]** **[Sofern der Fälligkeitstag kein Festzinstermin ist, einfügen:** Die Zinsen für den Zeitraum vom **[den letzten dem Fälligkeitstag vorausgehenden Festzinstermin einfügen]** (einschließlich) bis zum Fälligkeitstag (ausschließlich) belaufen sich auf **[abschließenden Bruchteilszinsbetrag pro erste festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[erste festgelegte Stückelung einfügen]** und **[weitere abschließende Bruchteilszinsbeträge für jede weitere festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[weitere festgelegte Stückelungen einfügen].]**

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).**]**

(B) Im Fall von variabel verzinslichen Schuldverschreibungen einfügen:

[(1) *Zinszahlungstage.* (a) Die Schuldverschreibungen werden in Höhe ihres Nennbetrages ab dem **[Verzinsungsbeginn einfügen]** (der **„Verzinsungsbeginn"**) (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) und danach von jedem Zinszahlungstag (einschließlich) bis zum nächstfolgenden Zinszahlungstag (ausschließlich) verzinst. Zinsen auf die Schuldverschreibungen sind an jedem Zinszahlungstag zahlbar.

(b) „Zinszahlungstag" bedeutet

[(i) im Fall von festgelegten Zinszahlungstagen einfügen: jeder **[festgelegte Zinszahlungstage einfügen].]**

[(ii) im Fall von festgelegten Zinsperioden einfügen: (soweit diese Emissionsbedingungen keine abweichenden Bestimmungen vorsehen) jeweils der Tag, der **[Zahl einfügen]** **[**Wochen**]** **[**Monate**]** **[andere festgelegte Zeiträume einfügen]** nach dem vorausgehenden Zinszahlungstag oder im Fall des ersten Zinszahlungstages, nach dem Verzinsungsbeginn liegt.**]**

(c) Fällt ein Zinszahlungstag auf einen Tag, der kein Geschäftstag (wie nachstehend definiert) ist, so wird der Zinszahlungstag

[(i) bei Anwendung der Modified Following Business Day Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.**]**

[(ii) bei Anwendung der FRN Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall (i) wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen und (ii) ist jeder nachfolgende Zinszahlungstag der jeweils letzte Geschäftstag des Monats, der **[[Zahl einfügen]** Monate**]** **[andere festgelegte Zeiträume einfügen]** nach dem vorausgehenden anwendbaren Zinszahlungstag liegt.**]**

[(iii) bei Anwendung der Following Business Day Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben.**]**

[(iv) bei Anwendung der Preceding Business Day Convention einfügen: auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.**]**

(d) In diesem § 3 bezeichnet „Geschäftstag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren einfügen]] [falls die festgelegte Währung Euro ist, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** Zahlungen abwickeln.

(2) *Zinssatz.* **[Bei Bildschirmfeststellung einfügen:** Der Zinssatz (der „Zinssatz") für jede Zinsperiode (wie nachstehend definiert) ist, sofern nachstehend nichts Abweichendes bestimmt wird, der Referenzsatz (ausgedrückt als Prozentsatz per annum) für Einlagen in der festgelegten Währung für die jeweilige Zinsperiode, der auf der Bildschirmseite am Zinsfestlegungstag (wie nachstehend definiert) gegen 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) angezeigt wird **[im Fall einer Marge, einfügen:** [zuzüglich] [abzüglich] der Marge (wie nachstehend definiert)**]**, wobei alle Festlegungen durch die Berechnungsstelle erfolgen.

„Zinsperiode" bezeichnet jeweils den Zeitraum von dem Verzinsungsbeginn (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) bzw. von jedem Zinszahlungstag (einschließlich) bis zum jeweils darauffolgenden Zinszahlungstag (ausschließlich).

„Zinsfestlegungstag" bezeichnet den [zweiten] **[zutreffende andere Zahl von Tagen einfügen]** [Londoner] [TARGET] **[zutreffende andere Bezugnahmen einfügen]** Geschäftstag vor Beginn der jeweiligen Zinsperiode. **[Falls der Geschäftstag kein TARGET Geschäftstag ist, einfügen:** [Londoner] **[zutreffenden anderen Ort einfügen]** „Geschäftstag" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in [London] **[zutreffenden anderen Ort einfügen]** für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind.**] [Im Falle eines TARGET Geschäftstages einfügen:** „TARGET-Geschäftstag" bezeichnet einen Tag, an dem TARGET betriebsbereit ist.**]**

[Im Fall einer Marge einfügen: Die „Marge" beträgt **[•]** % per annum.**]**

„Bildschirmseite" bedeutet **[Bildschirmseite einfügen].**

[Der Emittentin steht es frei, den Gebrauch einer anderen Basis zur Bestimmung eines Referenzsatzes zu vereinbaren; vollständige Einzelheiten dieser Basis werden in den anwendbaren Endgültigen Bedingungen ausgeführt sein.]

Sollte die maßgebliche Bildschirmseite nicht zur Verfügung stehen oder wird kein Referenzsatz angezeigt (jeweils zu der genannten Zeit), wird die Berechnungsstelle von jeder der Referenzbanken (wie nachstehend definiert) [in der Euro-Zone] deren jeweilige Angebotssätze (jeweils als Prozentsatz per annum ausgedrückt) für Einlagen in der festgelegten Währung für die betreffende Zinsperiode gegenüber führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) am Zinsfestlegungstag anfordern. Falls zwei oder mehr Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, ist der Zinssatz für die betreffende Zinsperiode das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005**] [falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005**]** aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der**

Rundungsbestimmung des anwendbaren Angebotssatzes einfügen] dieser Angebotssätze **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge**]**, wobei alle Festlegungen durch die Berechnungsstelle erfolgen.

Falls an einem Zinsfestlegungstag nur eine oder keine der Referenzbanken der Berechnungsstelle solche im vorstehenden Absatz beschriebenen Angebotssätze nennt, ist der Zinssatz für die betreffende Zinsperiode der Satz per annum, den die Berechnungsstelle als das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005**]** **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005**]** aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** der Angebotssätze ermittelt, die die Referenzbanken bzw. zwei oder mehrere von ihnen der Berechnungsstelle auf deren Anfrage als den jeweiligen Satz nennen, zu dem ihnen um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) an dem betreffenden Zinsfestlegungstag Einlagen in der festgelegten Währung für die betreffende Zinsperiode von führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] angeboten werden **[im Fall einer Marge einfügen:**

[zuzüglich] [abzüglich] der Marge]; falls weniger als zwei der Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, dann soll der Zinssatz für die betreffende Zinsperiode der Referenzsatz für Einlagen in der festgelegten Währung für die betreffende Zinsperiode oder das arithmetische Mittel (gerundet wie oben beschrieben) der Angebotssätze für Einlagen in der festgelegten Währung für die betreffende Zinsperiode sein, den bzw. die eine oder mehrere Banken (die nach Ansicht der Berechnungsstelle und der Emittentin für diesen Zweck geeignet sind) der Berechnungsstelle als Sätze bekannt geben, die sie an dem betreffenden Zinsfestlegungstag gegenüber führenden Banken am [Londoner] Interbanken-Markt [in der Euro-Zone] nennen (bzw. den diese Banken gegenüber der Berechnungsstelle nennen) **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge**]**. Für den Fall, daß der Zinssatz nicht gemäß den vorstehenden Bestimmungen dieses Absatzes ermittelt werden kann, ist der Zinssatz der Referenzsatz oder das arithmetische Mittel der Angebotssätze auf der Bildschirmseite, wie vorstehend beschrieben, an dem letzten Tag vor dem Zinsfestlegungstag, an dem diese Angebotssätze angezeigt wurden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge (wobei jedoch, falls für die betreffende Zinsperiode eine andere Marge als für die unmittelbar vorhergehende Zinsperiode gilt, die Marge der betreffenden Zinsperiode an die Stelle der Marge für die vorhergehende Zinsperiode tritt)**]**.

„Referenzbanken" bezeichnen **[falls in den Endgültigen Bedingungen keine anderen Referenzbanken bestimmt werden, einfügen:** diejenigen Niederlassungen von vier derjenigen Banken, deren Angebotssätze zur Ermittlung des maßgeblichen Angebotssatzes zu dem Zeitpunkt benutzt wurden, als solch ein Angebot letztmals auf der maßgeblichen Bildschirmseite angezeigt wurde**]** **[falls in den Endgültigen Bedingungen andere Referenzbanken bestimmt werden, sind sie hier einzufügen].]**

[Im Fall des Interbanken-Marktes in der Euro-Zone einfügen: „Euro-Zone" bezeichnet das Gebiet derjenigen Mitgliedstaaten der Europäischen Union, die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft (unterzeichnet in Rom am 25. März 1957), geändert durch den Vertrag über die Europäische Union (unterzeichnet in Maastricht am 7 Februar 1992) und den Amsterdamer Vertrag vom 2. Oktober 1997, in seiner jeweiligen Fassung, eine einheitliche Währung eingeführt haben oder jeweils eingeführt haben werden.**]**

[Wenn der Referenzsatz ein anderer als EURIBOR oder LIBOR ist, sind die entsprechenden Einzelheiten anstelle der Bestimmungen dieses Absatzes 2 einzufügen]

[Sofern ISDA-Feststellung gelten soll, sind die entsprechenden Bestimmungen einzufügen und die von der International Swap and Derivatives Association veröffentlichten 2000 ISDA-Definitionen beizufügen]

[Sofern eine andere Methode der Feststellung anwendbar ist, sind die entsprechenden Einzelheiten anstelle der Bestimmungen dieses Absatzes 2 hier und in den anwendbaren Endgültigen Bedingungen einzufügen]

[Falls ein Mindest- und/oder Höchstzinssatz gilt, einfügen:

(3) *[Mindest-] [und] [Höchst-] Zinssatz.*

[Falls ein Mindestzinssatz gilt, einfügen: Wenn der gemäß den obigen Bestimmungen für eine Zinsperiode ermittelte Zinssatz niedriger ist als **[Mindestzinssatz einfügen],** so ist der Zinssatz für diese Zinsperiode **[Mindestzinssatz einfügen].]**

[Falls ein Höchstzinssatz gilt, einfügen: Wenn der gemäß den obigen Bestimmungen für eine Zinsperiode ermittelte Zinssatz höher ist als **[Höchstzinssatz einfügen],** so ist der Zinssatz für diese Zinsperiode **[Höchstzinssatz einfügen].]**

[(4)**]** *Zinsbetrag.* Die Berechnungsstelle wird zu oder baldmöglichst nach jedem Zeitpunkt, an dem der Zinssatz zu bestimmen ist, den auf die Schuldverschreibungen zahlbaren Zinsbetrag (der „Zinsbetrag") für die entsprechende Zinsperiode berechnen. Der Zinsbetrag wird ermittelt, indem der Zinssatz und der Zinstagequotient (wie nachstehend definiert) auf den Gesamtnennbetrag der Schuldverschreibungen angewendet werden, wobei der resultierende Betrag auf die kleinste Einheit der festgelegten Währung auf- oder abgerundet wird, wobei 0,5 solcher Einheiten aufgerundet werden.

[(5)**]** *Mitteilung von Zinssatz und Zinsbetrag.* Die Berechnungsstelle wird veranlassen, daß der Zinssatz, der Zinsbetrag für die jeweilige Zinsperiode, die jeweilige Zinsperiode und der betreffende Zinszahlungstag der Emittentin und den Gläubigern gemäß § 10 baldmöglichst, aber keinesfalls später als am vierten auf die Berechnung jeweils folgenden **[**TARGET**]** **[**Londoner**]** Geschäftstag (wie in § 3(1) definiert) sowie jeder Börse, an der die betreffenden Schuldverschreibungen zu diesem Zeitpunkt notiert sind und deren Regeln eine Mitteilung an die Börse verlangen baldmöglichst, aber keinesfalls später als zu Beginn der jeweiligen Zinsperiode mitgeteilt werden. Im Fall einer Verlängerung oder Verkürzung der Zinsperiode können der mitgeteilte Zinsbetrag und Zinszahlungstag ohne Vorankündigung nachträglich angepaßt (oder andere geeignete Anpassungsregelungen getroffen) werden. Jede solche Anpassung wird umgehend allen Börsen, an denen die Schuldverschreibungen zu diesem Zeitpunkt notiert sind, sowie den Gläubigern gemäß § 10 mitgeteilt.

[(6)**]** *Verbindlichkeit der Festsetzungen.* Alle Bescheinigungen, Mitteilungen, Gutachten, Festsetzungen, Berechnungen, Quotierungen und Entscheidungen, die von der Berechnungsstelle für die Zwecke dieses § 3 gemacht, abgegeben, getroffen oder eingeholt werden, sind (sofern nicht ein offensichtlicher Irrtum vorliegt) für die Emittentin, die Emissionsstelle**[**, die Zahlstellen**]** und die Gläubiger bindend.

[(7)**]** *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, endet die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen nicht am Fälligkeitstag, sondern erst mit der tatsächlichen Rückzahlung der Schuldverschreibungen. Der jeweils geltende Zinssatz ist der gesetzlich festgelegte Satz für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.**]**

(C) Im Fall von Nullkupon-Schuldverschreibungen einfügen:

[(1) *Keine periodischen Zinszahlungen.* Es erfolgen keine periodischen Zinszahlungen auf die Schuldverschreibungen.

(2) *Auflaufende Zinsen.* Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, fallen auf den ausstehenden Nennbetrag der Schuldverschreibungen ab dem Fälligkeitstag bis zum Tag der tatsächlichen Rückzahlung Zinsen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen an, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.]

[(D) [Im Fall von Doppelwährungs-Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Raten-Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von indexierten Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Credit Linked Notes, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von anderen strukturierten Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]]

[(•)] *Zinstagequotient.* „Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der „Zinsberechnungszeitraum"):

[Im Fall von Actual/Actual (ICMA) einfügen: die Anzahl von Tagen im jeweiligen Zinsberechnungszeitraum vom letzten Zinsazahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum jeweiligen Zinszahlungstag (ausschließlich) dividiert durch (x) bei Schuldverschreibungen deren Zinsen nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, die Anzahl der Tage im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls keiner, von dem Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) oder (y) bei Schuldverschreibungen deren Zinsen anders als nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, das Produkt aus der Anzahl der Tage im Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) und der Anzahl von Zinszahlungstagen, die in einem Kalenderjahr vorkommen würden falls Zinsen für das gesamte betreffende Jahr zu zahlen wären.]

[Im Fall von Actual/Actual (ISDA) (Actual/365) einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 365 (oder falls ein Teil des Zinsberechnungszeitraums in ein Schaltjahr fällt, die Summe von (A) der tatsächlichen Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die in das Schaltjahr fallen, dividiert durch 366 und (B) die tatsächliche Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die nicht in ein Schaltjahr fallen, dividiert durch 365).]

[Im Fall von Actual/365 (Fixed) einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 365.]

[Im Fall von Actual/360 einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360.]

[Im Fall von 30/360, 360/360 oder Bond Basis einfügen: die Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360, wobei die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit zwölf Monaten zu je 30 Tagen zu ermitteln ist (es sei denn, (A) der letzte Tag des Zinsberechnungszeitraums fällt auf den 31. Tag eines Monats, während der erste Tag des Zinsberechnungszeitraums weder auf den 30. noch auf den 31. Tag eines Monats fällt, in welchem Fall der den letzten Tag enthaltende Monat nicht als ein auf 30 Tage gekürzter Monat zu behandeln ist, oder (B) der letzte Tag des Zinsberechnungszeitraums fällt auf den letzten Tag des Monats Februar, in welchem Fall der Monat Februar nicht als ein auf 30 Tage verlängerter Monat zu behandeln ist).**]**

[Im Fall von 30E/360 oder Eurobond Basis einfügen: die Anzahl der Tage im Zinsberechnungszeitraum dividiert durch 360 (dabei ist die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit 12 Monaten zu 30 Tagen zu ermitteln, und zwar ohne Berücksichtigung des Datums des ersten oder letzten Tages des Zinsberechnungszeitraums).**]**

§ 4
ZAHLUNGEN

(1) **[**(a)**]** *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

Im Fall von Schuldverschreibungen, die keine Nullkupon-Schuldverschreibungen sind, einfügen:

[(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

[Im Fall von Zinszahlungen auf eine vorläufige Globalurkunde einfügen: Die Zahlung von Zinsen auf Schuldverschreibungen, die durch die vorläufige Globalurkunde verbrieft sind, erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems, und zwar nach ordnungsgemäßer Bescheinigung gemäß § 1(3)(b).**]]**

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in **[festgelegte Währung einfügen].**

(3) *Vereinigte Staaten.* Für die Zwecke des **[im Fall von TEFRA D Schuldverschreibungen einfügen:** § 1(3) und des**]** Absatzes 1 dieses § 4 bezeichnet „Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U.S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet „Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) **[falls**

die festgelegte Währung nicht Euro ist, einfügen: Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren einfügen]] [falls die festgelegte Währung Euro ist, und im Falle von variabel verzinslichen Schuldverschreibungen, einfügen:** TARGET**] [falls die festgelegte Währung Euro ist und im Falle von Schuldverschreibungen, die keine variabel verzinslichen Schuldverschreibungen sind, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; **[falls die Emittentin das Wahlrecht hat, die Schuldverschreibungen vorzeitig zurückzuzahlen, einfügen**: den Wahl-Rückzahlungsbetrag (Call) der Schuldverschreibungen;**] [im Fall von Raten-Schuldverschreibungen einfügen:** die auf die Schuldverschreibungen anwendbare(n) Rate(n);**]** sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

[(1)**]** *Rückzahlung bei Endfälligkeit.*

Im Fall von Schuldverschreibungen, die keine Raten-Schuldverschreibungen sind, einfügen:

[Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am **[im Fall eines festgelegten Fälligkeitstages Fälligkeitstag einfügen] [im Fall eines Rückzahlungsmonats, einfügen:** in den **[Rückzahlungsmonat einfügen]** fallenden Zinszahlungstag**]** (der „Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht **[falls die Schuldverschreibungen zu ihrem Nennbetrag zurückgezahlt werden, einfügen:** dem Nennbetrag der Schuldverschreibungen**] [ansonsten den Rückzahlungsbetrag für die jeweilige Stückelung einfügen].]**

Im Fall von Raten-Schuldverschreibungen einfügen:

[Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen an dem/den nachstehenden Ratenzahlungstermin(en) zu der/den folgenden Rate(n) zurückgezahlt:

Ratenzahlungstermin(e)	Rate(n)
[Ratenzahlungstermin(e) einfügen]	**[Rate(n) einfügen]**
[ ]	**[ ]**
[ ]	**[ ]]**

Falls die Emittentin das Wahlrecht hat, die Schuldverschreibungen vorzeitig zurückzuzahlen, einfügen:

[(2) *Vorzeitige Rückzahlung nach Wahl der Emittentin.*

(a) Die Emittentin kann, nachdem sie gemäß Absatz (b) gekündigt hat, die Schuldverschreibungen [insgesamt] [teilweise] am/an den Wahl-Rückzahlungstag [en] (Call) zum/zu den Wahl-Rückzahlungsbetrag/beträgen (Call), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Call) (ausschließlich) aufgelaufenen Zinsen zurückzahlen. **[Bei Geltung eines Mindestrückzahlungsbetrages oder eines erhöhten Rückzahlungsbetrages einfügen:** Eine solche Rückzahlung muß in Höhe eines Nennbetrages von [mindestens **[Mindestrückzahlungsbetrag einfügen]] [erhöhter Rückzahlungsbetrag]** erfolgen.**]**

Wahl-Rückzahlungstag(e) (Call) **[Wahl-Rückzahlungstag(e) einfügen]**	Wahl-Rückzahlungsbetrag/beträge (Call) **[Wahl-Rückzahlungsbetrag/beträge einfügen]**
[ ]	[ ]
[ ]	[ ]]

(b) Die Kündigung ist den Gläubigern der Schuldverschreibungen durch die Emittentin gemäß § 10 bekanntzugeben. Sie beinhaltet die folgenden Angaben:

(i) die zurückzuzahlende Serie von Schuldverschreibungen;

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzteren Fall den Gesamtnennbetrag der zurückzuzahlenden Schuldverschreibungen;

(iii) den Wahl-Rückzahlungstag (Call), der nicht weniger als **[Mindestkündigungsfrist einfügen]** und nicht mehr als **[Höchstkündigungsfrist einfügen]** Tage nach dem Tag der Kündigung durch die Emittentin gegenüber den Gläubigern liegen darf; und

(iv) den Wahl-Rückzahlungsbetrag (Call), zu dem die Schuldverschreibungen zurückgezahlt werden.

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückgezahlten Schuldverschreibungen in Übereinstimmung mit den Regeln des betreffenden Clearing Systems ausgewählt.**]**

[Im Fall von Doppelwährungs-Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von indexierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Credit Linked Notes, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von anderen strukturierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]]

§ 6
DIE EMISSIONSSTELLE[[,] [UND] DIE ZAHLSTELLE [N]] [UND DIE BERECHNUNGSSTELLE]

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle**[[,]** [und] die anfänglich bestellte[n] Zahlstelle[n]**]** **[**und die anfänglich bestellte Berechnungsstelle**]** und deren **[**jeweilige**]** anfängliche bezeichnete Geschäftsstelle **[**lautet**]** **[**lauten**]** wie folgt:

Emissionsstelle:	BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve L-2085 Luxembourg Luxembourg
[Zahlstelle[n]:	**[andere Zahlstellen und bezeichnete Geschäftsstellen einfügen]]**
[Berechnungsstelle:]	[BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve L-2085 Luxembourg Luxembourg]

Die Emissionsstelle[[,] [und] die Zahlstelle[n]] [und die Berechnungsstelle] [behält] [behalten] sich das Recht vor, jederzeit ihre [jeweilige] bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle [oder einer Zahlstelle] [oder der Berechnungsstelle] zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen [oder eine andere Berechnungsstelle] zu bestellen. Die Emittentin wird zu jedem Zeitpunkt [(i)] eine Emissionsstelle unterhalten[[,] [und] (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten] **[im Fall von Schuldverschreibungen, die an einer Börse notiert sind, einfügen: [,]** [und] [(iii)] solange die Schuldverschreibungen an der **[Name der Börse]** notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in **[Sitz der Börse]** und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen] **[im Fall von Zahlungen in US-Dollar einfügen: [,]** [und] [(iv)] falls Zahlungen bei den oder durch die Geschäftsstellen aller Zahlstellen außerhalb der Vereinigten Staaten (wie in § 4 definiert) aufgrund der Einführung von Devisenbeschränkungen oder ähnlichen Beschränkungen hinsichtlich der vollständigen Zahlung oder des Empfangs der entsprechenden Beträge in US-Dollar widerrechtlich oder tatsächlich ausgeschlossen werden, eine Zahlstelle mit bezeichneter Geschäftsstelle in New York City unterhalten] **[falls eine Berechnungsstelle bestellt werden soll, einfügen**: und [(v)] eine Berechnungsstelle **[falls die Berechnungsstelle eine bezeichnete Geschäftsstelle an einem vorgeschriebenen Ort zu unterhalten hat, einfügen:** mit bezeichneter Geschäftsstelle in **[vorgeschriebenen Ort einfügen]]** unterhalten]. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 10 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle[[,] [und] die Zahlstelle[n]] [und die Berechnungsstelle] [handelt] [handeln] ausschließlich als Beauftragte der Emittentin und [übernimmt] [übernehmen] keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen [ihr] [ihnen] und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche in bezug auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

§ 9
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher

Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, daß sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muß dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ 10
MITTEILUNGEN

Im Fall von Schuldverschreibungen, die an einer Börse notiert sind und bei denen Mitteilungen über Zeitungen erfolgen sollen, einfügen:

[(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in **[**Deutschland**]** [Luxemburg**]** **[**London**]** **[anderen Ort einfügen],** voraussichtlich [*Börsen-Zeitung*] [*d'Wort*] [*Financial Times*] **[andere Zeitung mit allgemeiner Verbreitung einfügen]** zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.**]**

Sofern eine Mitteilung durch elektronische Publikation auf der Website der betreffenden Börse möglich ist, einfügen:

[(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen erfolgen durch elektronische Publikation auf der Website der **[betreffende Börse einfügen]** (**www. [internetadresse einfügen]**). Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.**]**

[(2)**]** *Mitteilungen an das Clearing-System*

Im Fall von Schuldverschreibungen, die nicht notiert sind, einfügen:

[Die Emittentin wird alle die Schuldverschreibungen betreffenden Mitteilungen an das Clearing System zur Weiterleitung an die Gläubiger übermitteln. Jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.]

Im Fall von Schuldverschreibungen, die an einer Börse notiert sind, einfügen:

[Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der **[maßgebliche Börse einfügen]** zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.**]**

§ 11
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren

(„Rechtsstreitigkeiten") ist das Landgericht Essen. Die Zuständigkeit des vorgenannten Gerichts ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlichrechtlichen Sondervermögen und Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, daß die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne daß eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet „Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 12
SPRACHE

Falls die Emissionsbedingungen in deutscher Sprache mit einer Übersetzung in die englische Sprache abgefaßt sind, einfügen:

[Diese Emissionsbedingungen sind in deutscher Sprache abgefaßt. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.]

Falls die Emissionsbedingungen in englischer Sprache mit einer Übersetzung in die deutsche Sprache abgefaßt sind, einfügen:

[Diese Emissionsbedingungen sind in englischer Sprache abgefaßt. Eine Übersetzung in die deutsche Sprache ist beigefügt. Der englische Text ist bindend und maßgeblich. Die Übersetzung in die deutsche Sprache ist unverbindlich.]

Falls die Emissionsbedingungen ausschließlich in deutscher Sprache abgefaßt sind, einfügen:

[Diese Emissionsbedingungen sind ausschließlich in deutscher Sprache abgefaßt.]

C. EMISSIONSBEDINGUNGEN FÜR GENUßSCHEINE

§ 1
BEGEBUNG UND NENNBETRAG

(1) Die Hypothekenbank in Essen Aktiengesellschaft („Essenhyp" oder die „Emittentin"), begibt aufgrund der Ermächtigung durch die Hauptversammlung vom **[Datum der Hauptversammlung einfügen]** gem. § 10 Abs. 5 KWG Genußscheine im Gesamtnennbetrag von Euro **[Gesamtnennbetrag einfügen]** (in Worten: Euro **[Gesamtnennbetrag in Worten einfügen]**).

(2) Die Genußscheine lauten auf den Inhaber und sind eingeteilt in **[Anzahl der Stücke einfügen]** untereinander gleichberechtigte Stücke. Genußscheine über je Euro **[Nennbetrag einfügen]** Nennbetrag.

(3) Die Genußscheine sind in einer Inhaberglobalurkunde verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main hinterlegt wird; jede Inhaberglobalurkunde trägt die eigenhändige Unterschrift von zwei vertretungsberechtigten Personen der Emittentin. Effektive Einzelurkunden werden nicht erstellt.

§ 2
AUSSCHÜTTUNG

[Im Fall von festverzinslichen Genußscheinen einfügen:

(1) Die Genußscheininhaber erhalten ab dem **[Beginn der Verzinsung einfügen]** eine dem Gewinnanteil der Aktionäre der Essenhyp vorgehende jährliche Ausschüttung in Höhe von **[Zinssatz einfügen]** %. Die Ausschüttung auf die Genussscheine ist dadurch begrenzt, daß durch sie keine Bilanzverlust entstehen darf.**]**

[Im Fall von variabel verzinslichen Genußscheinen einfügen:

(1)(a) Die Genußscheininhaber erhalten ab dem **[Beginn der Verzinsung einfügen]** eine dem Gewinnanteil der Aktionäre der Essenhyp vorgehende jährliche Ausschüttung, die der Addition der Ausschüttungs-Teilbeträge aus den gemäß Absatz (b) zu den jeweiligen Referenzterminen ermittelten [drei] [sechs] [neun] [zwölf]-Monats Ausschüttungssätzen entspricht. Die Ausschüttung auf die Genussscheine ist dadurch begrenzt, daß keine Bilanzverlust entstehen darf.

„Referenztermine" sind der **[Referenztermine einfügen]** eines jeden Jahres. Der Zeitraum zwischen einem Referenztermin (einschließlich) und dem nächsten Referenztermin (ausschließlich) werden nachfolgend „Referenzperiode" genannt. Die letzte Referenzperiode endet mit dem Ende der Laufzeit der Genußscheine gemäß § 5.

(b) Der für jede Referenzperiode maßgebende Ausschüttungssatz für die Ermittlung der Ausschüttung auf die Genußscheine wird von der Zahlstelle nach den folgenden Bestimmungenermittelt.

Der Ausschüttungssatz für jede Referenzperiode entspricht, sofern nachstehend nichts Abweichendes bestimmt wird, dem Referenzsatz (ausgedrückt als Prozentsatz per annum) für Einlagen in der festgelegten Währung für die jeweilige Referenzperiode, der auf der Bildschirmseite am jeweiligen Feststellungstag gegen 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) angezeigt wird **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge**]**, wobei alle Festlegungen durch die Zahlstelle erfolgen.

„Feststellungstag" bezeichnet den [zweiten] **[zutreffende andere Zahl von Tagen einfügen]** [Londoner] [TARGET] **[zutreffende andere Bezugnahmen einfügen]** Geschäftstag vor Beginn der jeweiligen Referenzperiode. **[Falls der Geschäftstag**

kein TARGET Geschäftstag ist, einfügen: [Londoner] **[zutreffenden anderen Ort einfügen]** „Geschäftstag" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in [London] **[zutreffenden anderen Ort einfügen]** für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind.] **[Im Fall eines TARGET Geschäftstages einfügen:** „TARGET-Geschäftstag" bezeichnet einen Tag, an dem TARGET betriebsbereit ist.]

[Im Fall einer Marge einfügen: „Die Marge" beträgt [•] % per annum.]

„Bildschirmseite" bedeutet **[Bildschirmseite einfügen].**

Sollte die maßgebliche Bildschirmseite nicht zur Verfügung stehen oder wird kein Referenzsatz angezeigt (jeweils zu der genannten Zeit), wird die Zahlstelle von jeder der Referenzbanken (wie nachstehend definiert) [in der Euro-Zone] deren jeweilige Angebotssätze (jeweils als Prozentsatz per annum ausgedrückt) für Einlagen in der festgelegten Währung für die betreffende Referenzperiode gegenüber führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) am Zinsfestlegungstag anfordern. Falls zwei oder mehr Referenzbanken der Zahlstelle solche Angebotssätze nennen, ist der Ausschüttungssatz für die betreffende Referenzperiode das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005] **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005] aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** dieser Angebotssätze **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge], wobei alle Festlegungen durch die Zahlstelle erfolgen.

Falls an einem Feststellungstag nur eine oder keine der Referenzbanken der Zahlstelle solche im vorstehenden Absatz beschriebenen Angebotssätze nennt, ist der Ausschüttungssatz für die betreffende Referenzperiode der Satz per annum, den die Zahlstelle als das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005] **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005] aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** der Angebotssätze ermittelt, die die Referenzbanken bzw. zwei oder mehrere von ihnen der Zahlstelle auf deren Anfrage als den jeweiligen Satz nennen, zu dem ihnen um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) an dem betreffenden Feststellungstag Einlagen in der festgelegten Währung für die betreffende Referenzperiode von führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] angeboten werden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge]; falls weniger als zwei der Referenzbanken der Zahlstelle solche Angebotssätze nennen, dann soll der Ausschüttungssatzfür die betreffende Referenzperiode der Referenzsatz für Einlagen in der festgelegten Währung für die betreffende Referenzperiode oder das arithmetische Mittel (gerundet wie oben beschrieben) der Angebotssätze für Einlagen in der festgelegten Währung für die betreffende Referenzperiode sein, den bzw. die eine oder mehrere Banken (die nach Ansicht der Zahlstelle und der Emittentin für diesen Zweck geeignet sind) der Zahlstelle als Sätze bekannt geben, die sie an dem betreffenden Feststellungstg gegenüber führenden Banken am [Londoner] Interbanken-Markt [in der Euro-Zone] nennen (bzw. den diese Banken gegenüber der Zahlstelle nennen) **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge]. Für den Fall, daß der Ausschüttungssatz nicht gemäß den vorstehenden Bestimmungen dieses Absatzes ermittelt werden kann, entspricht der Ausschüttungssatz dem Referenzsatz oder dem arithmetischen Mittel der Angebotssätze auf der Bildschirmseite, wie vorstehend beschrieben, an dem letzten Tag vor dem Feststellungstag, an dem diese Angebotssätze angezeigt wurden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge (wobei jedoch, falls für

die betreffende Zinsperiode eine andere Marge als für die unmittelbar vorhergehende Referenzperiode gilt, die Marge der betreffenden Referenzperiode an die Stelle der Marge für die vorhergehende Referenzperiode tritt)**]**.

„Referenzbanken" bezeichnen diejenigen Niederlassungen von vier derjenigen Banken, deren Angebotssätze zur Ermittlung des maßgeblichen Angebotssatzes zu dem Zeitpunkt benutzt wurden, als solch ein Angebot letztmals auf der maßgeblichen Bildschirmseite angezeigt wurde.

[Im Fall des Interbanken-Marktes in der Euro-Zone einfügen: „Euro-Zone" bezeichnet das Gebiet derjenigen Mitgliedstaaten der Europäischen Union, die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft (unterzeichnet in Rom am 25. März 1957), geändert durch den Vertrag über die Europäische Union (unterzeichnet in Maastricht am 7. Februar 1992) und den Amsterdamer Vertrag vom 2. Oktober 1997, in seiner jeweiligen Fassung, eine einheitliche Währung eingeführt haben oder jeweils eingeführt haben werden.**]**

(c) Die Zahlstelle wird zu oder baldmöglichst nach jedem Zeitpunkt, an dem der Ausschüttungssatz zu bestimmen ist, den auf die Genußscheine zahlbaren Ausschüttungsbetrag (der „Ausschüttungsbetrag") für die entsprechende Referenzperiode berechnen. Der Ausschüttungsbetrag wird ermittelt, indem der Ausschüttungssatz und der Zinstagequotient (wie nachstehend definiert) auf den Gesamtnennbetrag der Genußscheinen angewendet werden, wobei der resultierende Betrag auf die kleinste Einheit der festgelegten Währung auf- oder abgerundet wird, wobei 0,5 solcher Einheiten aufgerundet werden.

„Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Ausschüttungsbetrages auf einen Genußschein für einen beliebigen Zeitraum (der „Berechnungszeitraum"): die tatsächliche Anzahl von Tagen im Berechnungszeitraum dividiert durch 360.

(2) Die Ausschüttung auf die Genußscheine für das laufende Geschäftsjahr ist jeweils nachträglich am **[Tag der Ausschüttung einfügen]** des folgenden Jahres fällig. **[Falls die Ausschüttung für das erste und das zweite Geschäftsjahr zusammen erfolgt, einfügen:** Die Ausschüttung für das Geschäftsjahr **[maßgebliches Geschäftsjahr einfügen]** ist zusammen mit der Ausschüttung für das Geschäftsjahr [maßgebliches **Geschäftsjahr einfügen]** am **[Ausschüttungstag einfügen]** fällig. Falls der Fälligkeitstag kein Bankarbeitstag in Frankfurt am Main ist, wird die Fälligkeit auf den nächstfolgenden Bankarbeitstag in Frankfurt am Main verschoben. Sofern zu diesem Termin die ordentliche Hauptversammlung noch nicht über die Gewinnverwendung für das vorausgegangene Geschäftsjahr beschlossen hat, wird die Zahlung am ersten Bankarbeitstag (maßgeblich ist Frankfurt am Main) nach dem Tag der ordentlichen Hauptversammlung fällig.

(3) Die Ausschüttung ist dadurch begrenzt, daß durch Sie kein Bilanzverlust entstehen darf. Eine verminderte Ausschüttung auf diese, früher oder künftig von der Emittentin begebene Genußscheine erfolgt dann im Verhältnis der jeweiligen Ausschüttungsansprüche zueinander, sofern deren Bedingungen eine entsprechende Regelung vorsehen.

Im Falle einer Verminderung der Ausschüttung ist der fehlende Betrag in den folgenden Geschäftsjahren vorbehaltlich Absatz (3) Satz 1 nachzuzahlen. Die Nachzahlungen für diese und früher begebene Genußscheine werden anteilig im Verhältnis der jeweiligen Ausschüttungsansprüche zueinander vorgenommen. Dies gilt entsprechend auch für künftig zu begebende Genußscheine, sofern deren Bedingungen einen entsprechenden Nachzahlungsanspruch vorsehen. Bei der Nachzahlung sind zunächst die Rückstände in der Reihenfolge ihrer ursprünglichen Fälligkeit, sodann die letztfälligen Ausschüttungsansprüche zu bedienen. Ein Nachzahlungsanspruch besteht nur während der Laufzeit der Genußscheine. **]**

§ 3
ABGRENZUNG VON GESELLSCHAFTSRECHTEN

Die Genußscheine verbriefen keine Gesellschafterrechte, insbesondere kein Bezugsrecht auf neue Genußscheine, keinen Anspruch auf Beteiligung am Liquidationserlös der Emittentin sowie keine Teilnahme-, Mitwirkungs- und Stimmrechte in deren Hauptversammlungen.

§ 4
AUSGABE WEITERER GENUßSCHEINE

(1) Essenhyp behält sich vor, von Zeit zu Zeit weitere Genußscheine zu gleichen oder anderen Bedingungen auszugeben.

(2) Ein Bezugsrecht der Genußscheininhaber auf weitere Genußscheine ist nur gegeben, wenn die Hauptversammlung der Essenhyp dem zustimmt.

(3) Die Genußscheininhaber haben keinen Anspruch darauf, daß ihre Ausschüttungsansprüche im Rang den Ausschüttungsansprüchen vorgehen oder gleichstehen, die auf weitere Genußscheine entfallen

§ 5
LAUFZEIT, KÜNDIGUNG

(1) Die Laufzeit der Genußscheine endet am **[Datum einfügen].** Vorbehaltlich der Bestimmungen gemäß § 6 werden die Genußscheine zum Nennbetrag zurückgezahlt. Der zurückzuzahlende Betrag ist am **[Rückzahlungstag einfügen]** fällig. § 2 Abs. 3 gilt entsprechend. Der zurückzuzahlende Betrag wird vom Ende der Laufzeit der Genußscheine an bis zum Tag vor der Fälligkeit **[mit dem im § 2 ermittelten Zinssatz einfügen anderen Zinssatz einfügen]** verzinst.

[(2)**]** Die Essenhyp kann die Genußscheine unter Einhaltung einer Kündigungsfrist von mindestens zwei Jahren jeweils zum Ende eines Geschäftsjahres, frühestens zum **[Ankündigungstermin einfügen]** durch Bekanntmachung gemäß § 11 kündigen, wenn eine Rechtsvorschrift in der Bundesrepublik Deutschland erlassen, geändert oder in einer Weise angewendet wird, daß dies bei der Essenhyp zur Zahlung zusätzlicher Beträge führt. Die Kündigung darf in diesem Falle – vorbehaltlich des in Satz 1 bestimmten Zeitpunktes – frühestens zum Ende des Geschäftsjahres ausgesprochen werden, das der Zinszahlung vorangeht, bei der erstmalig die Steuerbelastung bei der Emittentin anfallen würde. Die Rückzahlung der zum Ende eines Kalenderjahres gekündigten Genußscheine erfolgt vorbehaltlich der Bestimmungen des § 7 am **[Kündigungstermin einfügen]** des folgenden Jahres zum Nennbetrag.

[(3)**]** Die Genußscheininhaber können ihre Genußscheine nicht kündigen.

§ 6
VERLUSTTEILNAHME, WIEDERAUFFÜLLUNG DER RÜCKZAHLUNGSANSPRÜCHE

(1) Die Genußscheininhaber nehmen am laufenden Verlust (*Jahresfehlbetrag*) in voller Höhe teil. Wird in der Bilanz der Essenhyp ein Bilanzverlust ausgewiesen oder das Grundkapital der Essenhyp zur Deckung von Verlusten herabgesetzt, vermindert sich der Rückzahlungsanspruch jedes Genußscheininhabers in dem selben Verhältnis, wie der Anteil am Bilanzverlust zum Eigenkapital ([einschließlich Genußscheinkapital,**]** jedoch ohne andere nachrangige Verbindlichkeiten). Bei einer Kapitalherabsetzung

vermindert sich der Rückzahlungsanspruch jedes Genußscheininhabers in dem selben Verhältnis, wie das Grundkapital herabgesetzt wird. Verlustvorträge aus den Vorjahren bleiben hierbei außer Betracht.

[(2) Erzielt Essenhyp nach einer Teilnahme der Genußscheininhaber am Verlust in den folgenden Geschäftsjahren Jahresüberschüsse, so sind aus diesen – nach der gesetzlich vorgeschriebenen Wiederauffüllung der gesetzlichen Rücklage – die Rückzahlungsansprüche bis zum Nennbetrag der Genußscheine zu erhöhen, bevor eine anderweitige Verwendung der Jahresüberschüsse vorgenommen wird. Diese Verpflichtung besteht nur während der Laufzeit der Genußscheine.

Reicht ein Jahresüberschuß zur Wiederauffüllung dieser und bereits begebener Genußscheine nicht aus, so wird die Wiederauffüllung des Kapitals dieser Genußscheine anteilig im Verhältnis ihres Gesamtnennbetrages zum Gesamtnennbetrag früher begebener Genußscheine vorgenommen. Dies gilt entsprechend auch für künftig zu begebende Genußscheine, sofern deren Bedingungen einen entsprechenden Wiederauffüllungsanspruch vorsehen.]

§ 7
NACHRANG

Die Forderungen aus den Genußscheinen gehen den Forderungen aller anderen Gläubiger der Essenhyp, die nicht ebenfalls nachrangig sind, im Range nach. Im Falle der Insolvenz oder der Liquidation der Essenhyp werden die Genußscheine gleichrangig mit vorher begebenen Genußscheinen nach allen anderen, nicht nachrangigen Gläubigern und vorrangig vor den Aktionären bedient. Die Genußscheine gewähren keinen Anteil am Liquidationserlös.

§ 8
HINWEIS GEMÄß § 10 ABSATZ 5 KWG

Nachträglich können die Teilnahme am Verlust (§ 6 dieser Bedingungen) nicht geändert, der Nachrang der Genußscheine (§ 7 dieser Bedingungen) nicht beschränkt sowie die Laufzeit und die Kündigungsfrist nicht verkürzt werden. Ein vorzeitiger Rückerwerb oder eine anderweitige Rückzahlung ist außer in den Fällen des § 10 Abs. 5 Satz 6 KWG der Essenhyp ohne Rücksicht auf entsprechende Vereinbarungen zurückzugewähren, sofern nicht das Kapital durch die Einzahlung anderen, zumindest gleichwertigen haftenden Eigenkapitals ersetzt worden ist oder das Bundesaufsichtsamt für Finanzdiensleistungsaufsicht der vorzeitigen Rückzahlung zustimmt.

§ 9
ZAHLSTELLE

[Zahlstelle ist die Essenhyp. Essenhyp ist berechtigt, durch Bekanntmachung gemäß § 11 weitere Banken als Zahlstellen zu benennen und die Nennung einzelner Zahlstellen zu widerrufen.]

§ 10
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND

(1) Die Genußscheinbedingungen sowie alle sich daraus ergebenden Rechte und Pflichten bestimmen sich ausschließlich nach dem Recht der Bundesrepublik Deutschland. Erfüllungsort ist Essen.

(2) Ausschließlicher Gerichtsstand für alle Streitigkeiten, die sich aus den in diesen Genußscheinbedingungen geregelten Rechtsverhältnissen ergeben, ist für Kaufleute, juristische Personen des öffentlichen Rechtes oder öffentlich-rechtliche Sondervermögen Essen, soweit nicht zwingende gesetzliche Vorschriften etwas anderes bestimmen.

§ 11
BEKANNTMACHUNGEN

(1) Bekanntmachungen der Essenhyp, die die Genußscheine betreffen, erfolgen im Bundesanzeiger und in einem Pflichtblatt derjenigen deutschen Börse, an der die Genußscheine zum Börsenhandel zugelassen sind.

(2) Zur rechtlichen Wirksamkeit genügt die ordnungs- und fristgemäße Veröffentlichung im Bundesanzeiger.

§ 12
SALVATORISCHE KLAUSEL

Sollten irgendwelche Bestimmungen dieser Genußscheinbedingungen ganz oder teilweise rechtsunwirksam sein oder werden, so bleiben die übrigen Bestimmungen dieser Genußscheinbedingungen in Kraft. Unwirksame Bestimmungen sind dem Sinn und Zweck dieser Genußscheinbedingungen entsprechend durch wirksame Bestimmungen zu ersetzen, die in ihren wirtschaftlichen Auswirkungen denjenigen der unwirksamen Bestimmungen so nahe kommen wie rechtlich möglich.

§ 13
SPRACHE

Falls die Emissionsbedingungen in deutscher Sprache mit einer Übersetzung in die englische Sprache abgefaßt sind, einfügen:

[Diese Emissionsbedingungen sind in deutscher Sprache abgefaßt. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.]

Falls die Emissionsbedingungen in englischer Sprache mit einer Übersetzung in die deutsche Sprache abgefaßt sind, einfügen:

[Diese Emissionsbedingungen sind in englischer Sprache abgefaßt. Eine Übersetzung in die deutsche Sprache ist beigefügt. Der englische Text ist bindend und maßgeblich. Die Übersetzung in die deutsche Sprache ist unverbindlich.]

Falls die Emissionsbedingungen ausschließlich in deutscher Sprache abgefaßt sind, einfügen:

[Diese Emissionsbedingungen sind ausschließlich in deutscher Sprache abgefaßt.]

D. EMISSIONSBEDINGUNGEN FÜR GLOBALPFANDBRIEFE

§ 1
ALLGEMEINE BESTIMMUNGEN

(1) Die **[Zinssatz einfügen]** % **[im Fall von Hypothekenpfandbriefen einfügen:** [Globale] Hypothekenpfandbriefe**]** **[im Fall von Öffentlichen Pfandbriefen einfügen:** [[Globale] Öffentliche Pfandbriefe**]** der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, 45127 Essen, Bundesrepublik Deutschland (die **„Emittentin"**) im Gesamtnennbetrag von **[Gesamtnennbetrag in Worten einfügen]** [€/USD] (**[Gesamtnennbetrag einfügen]**) sind in **[Anzahl der Stücke einfügen]** untereinander gleichberechtigte **[im Fall von Hypothekenpfandbriefen einfügen:** Hypothekenpfandbriefe**]** **[im Fall von Öffentlichen Pfandbriefen einfügen:** Öffentliche Pfandbriefe**]** im Nennbetrag von je **[**€/USD**]** 1.000 (die **„Pfandbriefe"** oder die **„Emission"**) eingeteilt.

(2) Die Pfandbriefe samt Zinsansprüchen sind für die gesamte Laufzeit der Emission in einer auf den Inhaber lautenden Globalurkunde (die „Globalurkunde") ohne Zinsscheine verbrieft. Die Globalurkunde wird bei der Clearstream Banking AG, Frankfurt am Main („CBF") oder deren Rechtsnachfolger solange hinterlegt bleiben, bis alle Verpflichtungen der Emittentin aus den Pfandbriefen erfüllt sind. Die Lieferung effektiver Urkunden über einzelne Pfandbriefe oder Zinsscheine kann während der gesamten Laufzeit der Emission nicht verlangt werden.

(3) Die Globalurkunde trägt die eigenhändige Unterschrift von zwei vertretungsberechtigten Personen der Emittentin und des staatlich bestellten Treuhänders.

§ 2
ZINSEN

(1) Die Pfandbriefe werden vom **[Verzinsungsbeginn einfügen]** an mit jährlich **[Zinssatz einfügen]** % verzinst. Die Zinsen sind jährlich nachträglich am **[Festzinstermin einfügen]** eines jeden Jahres zur Zahlung fällig. Die erste Zinszahlung ist am **[erster Festzinstermin einfügen]**[1]) fällig. Die Verzinsung der Pfandbriefe endet mit dem Ablauf des Tages, der dem Tag vorangeht, an dem sie zur Rückzahlung fällig werden.

(2) Sofern es die Emittentin, gleich aus welchem Grund, unterläßt, die zur Rückzahlung fälliger Pfandbriefe erforderlichen Beträge bei Fälligkeit in voller Höhe bereitzustellen, läuft die Zinsverpflichtung gemäß Absatz (1) auf den Kapitalbetrag dieser Pfandbriefe so lange weiter, bis die Zahlung des Kapitalbetrages dieser Pfandbriefe erfolgt ist.

(3) Die Berechnung der Zinsen wird auf der Grundlage der tatsächlichen Anzahl von Tagen im Zinsberechnungszeitraum geteilt durch 365 oder (wenn in das betreffende Zinsjahr ein 29. Februar fällt) geteilt durch 366 vorgenommen.

§ 3
RÜCKZAHLUNG

Die Emittentin zahlt die Pfandbriefe am **[festgelegten Endfälligkeitstag einfügen]** zum Nennbetrag zurück. Weder die Emittentin noch die Gläubiger können die Pfandbriefe kündigen.

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[1]) Falls der erste Zinszahlungstag nicht ein Jahr oder weniger (d. h. üblicherweise 365 Tage) nach dem Tag der Begebung liegt, dann gelten die Pfanfbriefe als mit einem Abschlag auf den Ausgabepreis für die Zwecke der amerikanischen Einkommensteuer ausgegeben. In diesem Fall müßten die Zinsen (einschließlich Abschläge) gemäß einer Methode der konstanten Rendite von einem amerikanischen Gläubiger der Pfandbriefe versteuert werden, ungeachtet seiner Bilanzierungsmethode.

§ 4
ZAHLUNGEN

(1) Sämtliche zahlbaren Beträge an Kapital und Zinsen auf die Pfandbriefe sind an CBF zwecks Gutschrift auf die Konten der jeweiligen CBF-Kontoinhaber zur Weiterleitung an die Gläubiger zu zahlen. Die Emittentin wird durch die Zahlung an CBF oder deren Order von ihrer Zahlungspflicht in Höhe der geleisteten Zahlungen befreit.

(2) Falls ein Fälligkeitstag für eine Zahlung auf die Pfandbriefe auf einen Tag fällt, der kein Geschäftstag ist, wird die Zahlung auf den nächstfolgenden Geschäftstag verschoben, ohne dass wegen dieser Verschiebung zusätzliche Zinsen zu leisten sind.[2]) „Geschäftstag" ist ein Tag (außer einem Samstag oder einem Sonntag), an dem CBF und **[falls die festgelegte Währung Euro ist, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**] [falls die festgelegte Währung USD ist einfügen:** Geschäftsbanken und Devisenmärkte in **[alle maßgeblichen Finanzzentren einfügen]]** Zahlungen abwickeln.

§ 5
STEUERN

Sämtliche Zahlungen von Kapital und Zinsen auf die Pfandbriefe sind von der Emittentin ohne jeden Abzug oder Einbehalt von oder wegen gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben jedweder Art, die durch die Bundesrepublik Deutschland oder irgendeine dort zur Steuererhebung ermächtigte Stelle erhoben oder eingezogen werden, zu leisten, es sei denn, die Emittentin ist durch Gesetz verpflichtet, einen solchen Abzug oder Einbehalt vorzunehmen

§ 6
STATUS

Die Verpflichtungen aus den Pfandbriefen stellen untereinander unmittelbare und unbedingte Verpflichtungen der Emittentin dar. Die Pfandbriefe sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen aus **[im Fall von Hypothekenpfandbriefen einfügen:** Hypothekenpfandbriefen**] [im Fall von Öffentlichen Pfandbriefen einfügen:** Öffentlichen Pfandbriefen**]** der Emittentin.

§ 7
BEGEBUNG WEITERER PFANDBRIEFE

Die Emittentin behält sich vor, von Zeit zu Zeit ohne Zustimmung der Gläubiger weitere Pfandbriefe mit gleicher Ausstattung in der Weise zu begeben, daß sie mit den Pfandbriefen zusammengefaßt werden, eine einheitliche Anleihe mit ihnen bilden und ihren Gesamtnennbetrag erhöhen.[3]) Der Begriff „Pfandbriefe" umfaßt im Fall einer solchen Erhöhung auch solche zusätzlich begebenen Pfandbriefe.

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[2]) Sollte ein Zinszahlungstag hinsichtlich der Pfandbriefe auf einen Tag verschoben werden, der nicht ein Jahr (d.h. üblicherweise 365 Tage) oder weniger nach dem ersten Zinszahlungstag liegt, dann gelten die Pfanfbriefe als mit einem Abschlag auf den Ausgabepreis für die Zwecke der amerikanischen Einkommensteuer ausgegeben. In diesem Fall müßten die Zinsen (einschließlich Abschläge) gemäß einer Methode der konstanten Rendite von einem amerikanischen Gläubiger der Pfandbriefe versteuert werden, ungeachtet seiner Bilanzierungsmethode.

[3]) Sollte die Emittentin weitere Pfandbriefe mit einem größeren als de minimis Abschlag für die Zwecke der amerikanischen Einkommensteuer auf den Ausgabepreis begeben, würden Käufer der Pfandbriefe nach dem Ausgabetag weiterer Emissionen nicht in der Lage sein, zwischen diesen später ausgegebenen und früher ausgegebenen Pfandbriefen zu unterscheiden. Deshalb ist es für Käufer der Pfandbriefe nach einer solchen weiteren Emission erforderlich, Abschläge auf den Ausgabepreis hinsichtlich der Pfandbriefe zu versteuern (oder größere Beträge des Abschlags zu versteuern, als dies sonst erforderlich wäre).

§ 8
BEKANNTMACHUNGEN

(1) Alle Bekanntmachungen, die die Pfandbriefe betreffen, werden in folgenden Zeitungen veröffentlicht: (a) in einem Pflichtblatt der Düsseldorfer Wertpapierbörse, (b) in einer in englischer Sprache erscheinenden und in New York allgemein verbreiteten führenden Tageszeitung und (c) in einer in englischer Sprache erscheinenden und in London allgemein verbreiteten führenden Tageszeitung. Die Bekanntmachungen gemäß (b) oder (c) werden unter normalen Umständen voraussichtlich jeweils in The Wall Street Journal und der Financial Times erscheinen. Für das Datum und die Rechtswirksamkeit sämtlicher Bekanntmachungen ist die Veröffentlichung in einem Pflichtblatt der Düsseldorfer Wertpapierbörse maßgeblich.

(2) Vorausgesetzt, daß dies nach den Regeln der Düsseldorfer Wertpapierbörse zulässig ist, kann sofern die Pfandbriefe an der Düsseldorfer Wertpapierbörse gelistet sind, die Veröffentlichung in den genannten Zeitungen dadurch ersetzt werden, daß die Bekanntmachung an das jeweilige Clearingsystem zur Weiterleitung an die Gläubiger übergeben wird. Eine derartige Mitteilung an die Gläubiger gilt am siebten Tag nach der Übergabe der Bekanntmachung an sämtliche Clearingsysteme als bekanntgegeben.

§ 9
ANWENDBARES RECHT; GERICHTSSTAND; GELTENDMACHUNG VON ANSPRÜCHEN

(1) Die Pfandbriefe unterliegen dem Recht der Bundesrepublik Deutschland.

(2) Zuständig für alle Klagen oder sonstigen Verfahren („Rechtsstreitigkeiten") aus oder im Zusammenhang mit den Pfandbriefen ist das Landgericht in Essen (nicht ausschließlicher Gerichtsstand). Die Anleiheschuldnerin unterwirft sich hiermit der Gerichtsbarkeit dieses Gerichts.

(3) Jeder Gläubiger kann in Rechtsstreitigkeiten gegen die Emittentin oder Rechtsstreitigkeiten, an denen der Gläubiger und die Anleiheschuldnerin beteiligt sind, im eigenen Namen seine Rechte aus den ihm zustehenden Pfandbriefen unter Vorlage folgender Unterlagen wahrnehmen und durchsetzen: (a) einer Bescheinigung seiner Depotbank, die (i) den vollen Namen und die volle Anschrift des Gläubigers bezeichnet, (ii) einen Gesamtnennbetrag von Pfandbriefen angibt, die am Ausstellungstag dieser Bescheinigung dem bei dieser Depotbank bestehenden Depot des Gläubigers gutgeschrieben sind, und (iii) bestätigt, daß die Depotbank dem CBF eine schriftliche Mitteilung gemacht hat, die die Angaben gemäß (i) und (ii) enthält, und Bestätigungsvermerke des CBFs sowie des betroffenen CBF-Kontoinhabers trägt, sowie (b) einer von einem Vertretungsberechtigten des CBF beglaubigten Ablichtung der Globalurkunde. Im Sinne der vorstehenden Bestimmungen ist „Depotbank" ein Bank- oder sonstiges Finanzinstitut (einschließlich CBF) von allgemein anerkanntem Ansehen, das eine Genehmigung für das Wertpapier-Depotgeschäft hat und bei dem der Gläubiger Pfandbriefe im Depot verwahren läßt.

§ 10
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefaßt. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.

TEIL II – ZUSATZ ZU DEN GRUNDBEDINGUNGEN

EINZELURKUNDEN

Falls die anwendbaren Endgültigen Bedingungen die Begebung von Einzelurkunden vorsehen, werden die Emissionsbedingungen für Schuldverschreibungen (ausgenommen Pfandbriefe) gemäß TEIL I (A) soweit unten angegeben und nach Maßgabe der anwendbaren Endgültigen Bedingungen ergänzt.

[§ 1(3)(a) (WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN – *Vorläufige Globalurkunde – Austausch*) **ist wie folgt zu ersetzen:**

(a) Die Schuldverschreibungen sind anfänglich durch eine vorläufige Globalurkunde (die „vorläufige Globalurkunde") ohne Zinsscheine verbrieft. Die vorläufige Globalurkunde wird **[falls die vorläufige Globalurkunde ausschließlich gegen Einzelurkunden ausgetauscht wird, einfügen:** gegen Einzelurkunden in den festgelegten Stückelungen („Einzelurkunden") **[falls die Schuldverschreibungen mit Zinsscheinen, Talons und/oder Rückzahlungsscheinen ausgegeben werden, einfügen**: mit beigefügten [Zinsscheinen („Zinsscheine")**]** [und Talons („Talons") für weitere Zinsscheine] [und] [Rückzahlungsscheinen („Rückzahlungsscheine") für die Zahlung der Tilgungsraten]] ausgetauscht] **[falls die Schuldverschreibungen mit Zinsscheinen, Talons und/oder Rückzahlungsscheinen ausgegeben werden, einfügen**: mit beigefügten [Zinsscheinen („Zinsscheine")] [Talons („Talons") für weitere Zinsscheine] [und] [Rückzahlungsscheinen („ Rückzahlungsscheine") für die Zahlung der Tilgungsraten]] **[falls die Schuldverschreibungen mit Zinsscheinen ausgegeben werden, einfügen:** mit beigefügten Globalzinsscheinen (jeweils ein „Globalzinsschein")]]] ausgetauscht. Die vorläufige Globalurkunde **[falls die Schuldverschreibungen mit Zinsscheinen ausgegeben werden, einfügen:** und jeder Globalzinsschein]] trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin] und die vorläufige Globalurkunde ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Die Einzelurkunden **[falls die Schuldverschreibungen mit Zinsscheinen, Talons und/oder Rückzahlungsscheinen ausgegeben werden, einfügen**: und die [Zinsscheine][,] [und] [Talons] [und Rückzahlungsscheine] tragen die faksimilierten Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin] und die Einzelurkunden sind von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen.]

(i) im Fall von Schuldverschreibungen, die keine TEFRA D Schuldverschreibungen sind

[§ 1(3)(b) (WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN – *vorläufige Globalurkunde – Austausch*) **ist wie folgt zu ersetzen:**

[(b) Die vorläufige Globalurkunde ist an einem Tag (der „Austauschtag"), der nicht später als 180 Tage nach dem Tag der Ausgabe der vorläufigen Globalurkunde liegt, gegen Schuldverschreibungen in der in dem vorstehenden Absatz (a) vorgesehenen Form auszutauschen.]

(ii) im Fall von TEFRA D Schuldverschreibungen

[§ 1(3)(b) (WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN – *vorläufige Globalurkunde – Austausch*) **ist wie folgt zu ersetzen:**

(b) Die vorläufige Globalurkunde wird an einem Tag (der „Austauschtag") gegen Schuldverschreibungen in der in dem vorstehenden Absatz (a) vorgesehenen Form ausgetauscht, der nicht weniger als 40 Tage nach dem Tag der Ausgabe der vorläufigen Globalurkunde liegen. Ein solcher Austausch soll nur nach Vorlage von Bescheinigungen erfolgen, wonach der oder die wirtschaftlichen Eigentümer der durch die vorläufige Globalurkunde verbrieften Schuldverschreibungen keine U.S.-Personen sind (ausgenommen bestimmte Finanzinstitute oder bestimmte Personen, die Schuldverschreibungen über solche Finanzinstitute halten). Die Bescheinigungen müssen den Anforderungen entsprechen, welche sich aus den diesbezüglichen jeweils anwendbaren Verordnungen des Finanzministeriums der Vereinigten Staaten ergeben. Zinszahlungen auf durch eine vorläufige Globalurkunde verbriefte

Schuldverschreibungen erfolgen erst nach Vorlage solcher Bescheinigungen. Eine gesonderte Bescheinigung ist hinsichtlich einer jeden solchen Zinszahlung erforderlich. Jede Bescheinigung, die am oder nach dem 40. Tag nach dem Tag der Ausgabe der vorläufigen Globalurkunde eingeht, wird als ein Ersuchen behandelt werden, diese vorläufige Globalurkunde gemäß Absatz (b) dieses § 1(3) auszutauschen. Wertpapiere, die im Austausch für die vorläufige Globalurkunde geliefert werden, sind nur außerhalb der Vereinigten Staaten (wie in § 4 Absatz (3) definiert) zu liefern.]

[§ 1(4) und (5) (WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN – *Clearing System/Gläubiger von Schuldverschreibungen*) **ist wie folgt zu ersetzen:**

(4) *Clearing System.* „Clearing System" bedeutet **[bei mehr als einem Clearing System einfügen:** jeweils] folgendes: [Clearstream Banking AG] [Clearstream Banking, société anonyme] [Euroclear Bank S.A./N.V., als Betreiberin des Euroclear Systems („Euroclear")][,] [und] **[anderes Clearing System angeben].**

(5) *Gläubiger von Schuldverschreibungen.* „Gläubiger" bedeutet, in bezug auf die bei einem Clearing System oder einem sonstigen zentralen Wertpapierverwahrer hinterlegten Schuldverschreibungen, jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den hinterlegten Schuldverschreibungen und sonst, im Fall von Einzelurkunden, der Inhaber einer Einzelurkunde.

(6) *Bezugnahmen auf Schuldverschreibungen.* Bezugnahmen in diesen Emissionsbedingungen auf die „Schuldverschreibungen" schließen Bezugnahmen auf jede die Schuldverschreibungen verbriefende Globalurkunde und jede Einzelurkunde **[falls die Schuldverschreibungen mit Zinsscheinen, Talons und/ oder Rückzahlungsscheinen begeben werden, einfügen:** und die zugehörigen [Zinsscheine][,] [und] [Globalzinsscheine][,] [und] [Talons] [und Rückzahlungsscheine]] ein, es sei denn, aus dem Zusammenhang ergibt sich etwas anderes.]

Im Fall von variabel verzinslichen Schuldverschreibungen

[§ 3(1) (ZINSEN – *Zinszahlungstage*) **Unterabsatz (d) ist wie folgt zu ersetzen:**

(d) In diesem § 3 bezeichnet „Geschäftstag" einen Tag, der ein Tag (außer einem Samstag oder Sonntag) ist, an dem (i) Geschäftsbanken und Devisenmärkte Zahlungen am jeweiligen Ort der Vorlage abwickeln und (ii) das Clearing System sowie (iii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren angeben]] [falls die festgelegte Währung Euro ist, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)] Zahlungen abwickeln.]

Im Fall von festverzinslichen Schuldverschreibungen

[§ 3(2) (ZINSEN – *Auflaufende Zinsen*) **ist wie folgt zu ersetzen:**

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen vom Tag der Fälligkeit, bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen, spätestens jedoch mit Ablauf des vierzehnten Tages nach der Bekanntmachung durch die Emissionsstelle gemäß § [12], daß ihr die für die Rückzahlung der Schuldverschreibungen erforderlichen Mittel zur Verfügung gestellt worden sind in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.]

Im Fall von variabel verzinslichen Schuldverschreibungen

[§ 3[(7)] (ZINSEN – *Auflaufende Zinsen*) **ist wie folgt zu ersetzen:**

[(7)**]** *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, erfolgt die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen vom Fälligkeitstag, bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen, spätestens jedoch mit Ablauf des vierzehnten Tages nach der Bekanntmachung durch die Emissionsstelle gemäß § **[**12**],** daß ihr die für die Rückzahlung der Schuldverschreibungen erforderlichen Mittel zur Verfügung gestellt worden sind. Der jeweils geltende Zinssatz ist der gesetzlich festgelegte Satz für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.**]**

Im Fall von Nullkupon-Schuldverschreibungen

[§ 3(2) (ZINSEN – *Auflaufende Zinsen*) **ist wie folgt zu ersetzen:**

(2) *Auflaufende Zinsen.* Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, fallen auf den ausstehenden Nennbetrag der Schuldverschreibungen ab dem Fälligkeitstag bis zum Tag der tatsächlichen Rückzahlung Zinsen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen an, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst; die Verzinsung endet jedoch spätestens mit Ablauf des vierzehnten Tages nach Bekanntmachung durch die Emissionsstelle gemäß § **[**12**],** daß ihr die für die Rückzahlung der Schuldverschreibungen erforderlichen Mittel zur Verfügung gestellt worden sind.**]**

[§ 4(1)[(a)] (ZAHLUNGEN – *Zahlungen auf Kapital*) **ist wie folgt zu ersetzen:**

(1) **[**(a)**]** *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der entsprechenden Urkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten oder bei der bezeichneten Geschäftsstelle einer anderen Zahlstelle außerhalb der Vereinigten Staaten.**]**

[Im Fall von Raten-Schuldverschreibungen einfügen: Die Zahlung von Raten auf eine Raten-Schuldverschreibung mit Rückzahlungsscheinen erfolgt gegen Vorlage der Schuldverschreibung zusammen mit dem betreffenden Rückzahlungsschein und Einreichung dieses Rückzahlungsscheins und, im Falle der letzten Ratenzahlung gegen Einreichung der Schuldverschreibung bei der bezeichneten Geschäftsstelle einer der Zahlstellen außerhalb der Vereinigten Staaten. Rückzahlungsscheine begründen keinen Titel. Rückzahlungsscheine, die ohne die dazugehörige Schuldverschreibung vorgelegt werden, begründen keine Verpflichtungen der Emittentin. Daher berechtigt die Vorlage einer Raten-Schuldverschreibung ohne den entsprechenden Rückzahlungsschein oder die Vorlage eines Rückzahlungsscheins ohne die dazugehörige Schuldverschreibung den Gläubiger nicht, die Zahlung einer Rate zu verlangen.**]**

Im Fall von Schuldverschreibungen, die keine Nullkupon-Schuldverschreibungen sind

[§ 4(1)(b) (ZAHLUNGEN – *Zahlung von Zinsen*) **ist wie folgt zu ersetzen:**

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 gegen Vorlage und Einreichung der entsprechenden Zinsscheine oder, im Fall von nicht mit Zinsscheinen ausgestatteten Schuldverschreibungen oder im Fall von Zinszahlungen, die nicht an einem für Zinszahlungen vorgesehenen Tag fällig werden, gegen Vorlage der entsprechenden Schuldverschreibungen bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten oder bei der bezeichneten Geschäftsstelle einer anderen Zahlstelle außerhalb der Vereinigten Staaten. Die Zahlung von Zinsen erfolgt nur außerhalb der Vereinigten Staaten, außer im Falle von Zahlungen in U.S. Dollar bei denen die Zahlung des Gesamtbetrages illegal ist oder durch alle außerhalb der

Vereinigten Staaten befindlichen Zahlstellen aufgrund der Einführung von Devisenkontrollen oder ähnlichen Beschränkungen wirksam ausgeschlossen ist.

[Im Fall von TEFRA D Schuldverschreibungen einfügen: Die Zahlung von Zinsen auf Schuldverschreibungen, die durch eine vorläufige Globalurkunde verbrieft sind, erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems, und zwar nach ordnungsgemäßer Bescheinigung gemäß § 1 (3)(b).**]]**

Im Fall von Schuldverschreibungen, die mit Zinsscheinen, Talons und/oder Rückzahlungsscheinen begeben werden

[als § 4(1)(c) (ZAHLUNGEN – *Einreichung von [Zinsscheinen] [,] [und] [Talons] [und Rückzahlungsschemen]*) **ist einzufügen:**

(c) *Einreichung von [Zinsscheinen] [,] [und] [Talons] [und Rückzahlungsscheinen].* Jede Schuldverschreibung, die anfänglich mit beigefügten [Zinsscheinen] [oder] [Talons] [oder Rückzahlungsscheinen] ausgegeben wurde, ist bei Rückzahlung vorzulegen und, außer im Falle einer Teilzahlung des Rückzahlungsbetrages, zusammen mit allen dazugehörigen noch nicht fälligen [Zinsscheinen][,] [und] [Talons] [und Rückzahlungsscheinen] einzureichen; erfolgt dies nicht

[Im Fall von festverzinslichen Schuldverschreibungen einfügen: wird der Betrag der fehlenden noch nicht fälligen Zinsscheine (oder falls die Zahlung nicht vollständig erfolgt, der Anteil des Gesamtbetrages solcher fehlenden, nicht fälligen Zinsscheine, wie er dem Verhältnis zwischen dem tatsächlich gezahlten Betrag und der fälligen Summe entspricht) von dem ansonsten bei der Rückzahlung fälligen Betrag abgezogen[,] [und] [.]]

[Im Fall von variabel verzinslichen Schuldverschreibungen einfügen: werden alle nicht fälligen zugehörigen Zinsscheine (gleich, ob sie zusammen mit diesen eingereicht werden oder nicht) ungültig, und es erfolgt ab diesem Zeitpunkt keine Zahlung mehr auf sie[,] [und] [.]]

[Im Fall von Schuldverschreibungen, die anfänglich mit Talons ausgegeben werden, einfügen: werden sämtliche nicht fälligen Talons (gleich, ob sie zusammen mit diesen eingereicht werden oder nicht) ungültig und können nicht zu einem späteren Zeitpunkt gegen Zinsscheine ausgetauscht werden[,] [und] [.]]

[Im Fall von Schuldverschreibungen, die anfänglich mit Rückzahlungsscheinen ausgegeben werden, einfügen: werden sämtliche zugehörigen Rückzahlungsscheine, die in bezug auf die Zahlung einer Rate, die (wäre sie nicht zur Rückzahlung fällig geworden) an einem Tag nach Rückzahlung fällig geworden wäre (gleich, ob sie mit dieser Schuldverschreibung eingereicht wurde oder nicht) ungültig, und bei Vorlage zu einem späteren Zeitpunkt erfolgt auf sie keine Zahlung.**]**

[Im Fall von festverzinslichen Schuldverschreibungen, die anfänglich mit Zinsscheinen ausgegeben werden, einfügen: Werden Schuldverschreibungen mit einer Fälligkeit und einem Zinssatz oder Zinssätzen begeben, die dazu führen würden, daß bei Vorlage zur Zahlung dieser Schuldverschreibungen ohne dazugehörige noch nicht fällige Zinsscheine der wie vorstehend dargelegt in Abzug zu bringende Betrag den ansonsten zu zahlenden Rückzahlungsbetrag übersteigt, so werden diese noch nicht fälligen Zinsscheine (gleich, ob sie beigefügt sind oder nicht) zum Zeitpunkt der Fälligkeit solcher Schuldverschreibungen ungültig (und es erfolgt auf sie keine Zahlung), insoweit als dies erforderlich ist, damit der gemäß der vorstehenden Regelung in Abzug zu bringende Betrag den vorgesehenen Rückzahlungsbetrag nicht übersteigt. Sofern die Anwendung des letzten Satzes die Entwertung einiger, aber nicht sämtlicher noch nicht fälliger Zinsscheine einer Schuldverschreibung erfordert, bestimmt die betreffende Zahlstelle, welche nicht fälligen Zinsscheine ungültig werden sollen, wobei zu diesem Zwecke später fällige Zinsscheine vor früher fälligen Zinsscheinen für ungültig zu erklären sind.**]**

[Im Fall von Schuldverschreibungen, die anfänglich mit Talons ausgegeben werden, einfügen: Am oder nach dem Zinszahlungstag, an dem der letzte Zinsschein eines Zinsscheinbogens fällig wird, kann der im Zinsscheinbogen enthaltene Talon bei der bezeichneten Geschäftsstelle einer Zahlstelle im Austausch gegen einen weiteren Zinsscheinbogen (einschließlich ggf. eines weiteren Talons) eingereicht werden. Jeder Talon gilt für die Zwecke dieser Emissionsbedingungen als am Zinszahlungstag fällig, an dem der letzte im jeweiligen Zinsscheinbogen enthaltene Zinsschein fällig wird.**]]**

[§ 4(2) (ZAHLUNGEN – *Zahlungsweise*) **ist wie folgt zu ersetzen:**

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen auf die Schuldverschreibungen zu leistende Zahlungen in **[festgelegte Währung einfügen]**

Im Fall von Zahlungen in einer anderen Währung als Euro oder US-Dollar einfügen:

[, und zwar durch in dieser Währung zahlbaren Scheck, ausgestellt auf eine Bank in dem Hauptfinanzzentrum des Landes der festgelegten Währung oder, nach Wahl des Zahlungsempfängers, durch Überweisung auf ein auf die festgelegte Währung lautendes Konto des Zahlungsempfängers, das dieser bei einer Bank in diesem Finanzzentrum unterhält.**]**

Im Fall von Zahlungen in Euro einfügen:

[, und zwar in bar oder durch in dieser Währung zahlbaren Scheck, ausgestellt auf eine Bank in einem Hauptfinanzzentrum eines Landes, das Teilnehmerstaat in der Europäischen Wirtschafts- und Währungsunion geworden ist, oder nach Wahl des Zahlungsempfängers, durch Überweisung auf ein auf diese Währung lautendes Konto, das der Zahlungsempfänger bei einer Bank in einem solchen Finanzzentrum unterhält.**]**

Im Fall von Zahlungen in US-Dollar einfügen:

[, und zwar durch in dieser Währung zahlbaren Scheck, ausgestellt auf eine Bank in New York City oder, nach Wahl des Zahlungsempfängers, durch Überweisung auf ein auf diese Währung lautendes Konto, das der Zahlungsempfänger bei einer Bank außerhalb der Vereinigten Staaten unterhält.**]]**

[§ 4(3) (ZAHLUNGEN – *Vereinigte Staaten*) **ist wie folgt zu ersetzen:**

(3) *Vereinigte Staaten.* Für die Zwecke des **[im Fall von TEFRA D Schuldverschreibungen einfügen:** § 1 (3) und des**]** Absatzes 1 **[im Fall von Zahlungen in US-Dollar einfügen:** und des Absatzes 2**]** dieses § 4 bezeichnet „Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des Districts of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U.S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).**]**

[§ 4(4) (ZAHLUNGEN – *Erfüllung*) **ist wie folgt zu ersetzen:**

(4) *Erfüllung.* Im Fall von Schuldverschreibungen, die über ein Clearing System gehalten werden, wird die Emittentin durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.**]**

[§ 4(5) (ZAHLUNGEN – *Zahltag*) **ist wie folgt zu ersetzen:**

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet „Zahltag" einen Tag, der ein Tag (außer einem Samstag oder Sonntag) ist, an dem (i) Geschäftsbanken und Devisenmärkte Zahlungen am jeweiligen Ort der Vorlage abwickeln und (ii) das Clearing System sowie (iii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten**

Finanzzentren angeben]] [falls die festgelegte Währung Euro ist und im Falle von variabel verzinslichen Schuldverschreibungen, einfügen: TARGET] **[falls die festgelegte Währung Euro ist und im Falle von Schuldverschreibungen, die keine variabel verzinslichen Schuldverschreibungen sind, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)] Zahlungen abwickeln.]

[§ 5[(3)](b)(ii) (RÜCKZAHLUNG – *Vorzeitige Rückzahlung nach Wahl der Emittentin*) **ist wie folgt zu ersetzen:**

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzten Fall den Gesamtnennbetrag und die Seriennummern der zurückzuzahlenden Schuldverschreibungen;]

[§ 5[(3)](c) (RÜCKZAHLUNG – *Vorzeitige Rückzahlung nach Wahl der Emittentin*) **ist wie folgt zu ersetzen:**

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückzuzahlenden Schuldverschreibungen durch Los oder auf eine andere Art und Weise ermittelt, die der Emissionsstelle nach ihrem Ermessen als angemessen und billig erscheint.]

[§ 5[(4)](b) (RÜCKZAHLUNG – *Vorzeitige Rückzahlung nach Wahl des Gläubigers*) **ist wie folgt zu ersetzen:**

(b) Um dieses Wahlrecht auszuüben, hat der Gläubiger nicht weniger als **[Mindestkündigungsfrist einfügen]** Tage und nicht mehr als **[Höchstkündigungsfrist einfügen]** Tage vor dem Wahl-Rückzahlungstag (Put), an dem die Rückzahlung gemäß der Ausübungserklärung (wie nachstehend definiert) erfolgen soll, bei der bezeichneten Geschäftsstelle der Emissionsstelle oder einer anderen Zahlstelle während der normalen Geschäftszeiten eine ordnungsgemäß ausgefüllte Mitteilung zur vorzeitigen Rückzahlung („Ausübungserklärung"), wie sie von der bezeichneten Geschäftsstelle der Emissionsstelle oder einer jeden Zahlstelle erhältlich ist, zusammen mit der entsprechenden Schuldverschreibung zu hinterlegen. Die Ausübung des Wahlrechts kann nicht widerrufen und die so hinterlegte Schuldverschreibung kann nicht zurückgenommen werden.]

Außer im Fall von Pfandbriefen

[ist nach § 7 (STEUERN) **Absatz (d) einzufügen:**

(e) von einer Zahlstelle abgezogen oder einbehalten werden, wenn eine andere Zahlstelle die Zahlung ohne einen solchen Abzug oder Einbehalt hätte leisten können, oder

(f) nicht zahlbar wären, wenn die Schuldverschreibungen bei einer Bank oder einem vergleichbaren Institut verwahrt worden wären und die Bank oder das vergleichbare Institut die Zahlungen eingezogen hätte.]

[§ 8 (VORLEGUNGSFRIST) **ist wie folgt zu ersetzen:**

§ 8
VORLEGUNGSFRIST, ERSETZUNG VON SCHULDVERSCHREIBUNGEN
[falls die Schuldverschreibungen mit Zinsscheinen begeben werden, einfügen: UND ZINSSCHEINEN]

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt. **[Falls die Schuldverschreibungen mit Zinsscheinen begeben werden, einfügen:** Die Vorlegungsfrist für Zinsscheine beträgt gemäß § 801 Absatz 2 BGB vier Jahre und beginnt mit dem Ablauf des

Kalenderjahres, in dem der betreffende Zinsschein zur Zahlung fällig geworden ist.] Sollte eine Schuldverschreibung **[falls die Schuldverschreibungen mit Zinsscheinen begeben werden, einfügen:** oder ein Zinsschein] verloren gehen, gestohlen, beschädigt, unleserlich gemacht oder zerstört werden, so kann sie[/er] bei der bezeichneten Geschäftsstelle der Emissionsstelle vorbehaltlich der betreffenden Börsenbestimmungen und aller anwendbaren Gesetze ersetzt werden; dabei hat der Anspruchsteller alle dabei möglicherweise entstehenden Kosten und Auslagen zu zahlen und alle angemessenen Bedingungen der Emittentin hinsichtlich des Nachweises, der Sicherheit, einer Freistellung und dergleichen zu erfüllen. Eine beschädigte oder unleserlich gemachte Schuldverschreibung **[falls die Schuldverschreibungen mit Zinsscheinen begeben werden, einfügen:** oder ein solcher Zinsschein] muß eingereicht werden, bevor eine Ersatzurkunde ausgegeben wird.]

Falls die Schuldverschreibungen mit Zinsscheinen begeben werden

[§ [11](3) (BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG – *Entwertung*) **ist wie folgt zu ersetzen:**

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zusammen mit allen nicht fälligen und zusammen mit den Schuldverschreibungen eingereichten oder den Schuldverschreibungen beigefügten Zinsscheinen zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.]

[§ [12] (2) (MITTEILUNGEN – *Mitteilungen an das Clearing System*) **ist zu streichen]**

[§ [13] (4) (ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG – *Gerichtliche Geltendmachung*) **ist wie folgt zu ersetzen:**

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen, die über ein Clearing System gehalten werden, ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, daß die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde oder der Einzelurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne daß eine Vorlage der Originalbelege oder der vorläufigen Globalurkunde oder der Einzelurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet „Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.]

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FORM OF FINAL TERMS
(MUSTER-ENDGÜLTIGE BEDINGUNGEN)

[Date]
[Datum]

Final Terms
Endgültige Bedingungen

[Title of relevant Series of Notes]
issued pursuant to the

[Bezeichnung der betreffenden Serie der Schuldverschreibungen]
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: [ ] per cent.
Ausgabepreis: [ ]%

Issue Date: [ ] (1)
Valutierungstag: [ ]

Series No: [ ]
Serien Nr.: [ ]

These are the Final Terms of an issue of [Notes (which term, where applicable, shall include Pfandbriefe)][Participation Certificates] under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the [Notes][Participation Certificates] is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the **"Prospectus"**) and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_
prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von [Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein)][Genußscheinen] unter dem Euro 20.000.000.000 *Debt*

(1) The Issue Date is the date of payment and settlement of the Notes. In the case of free delivery, the Issue Date is the delivery date.
Der Valutierungstag ist der Tag, an dem die Schuldverschreibungen begeben und bezahlt werden. Bei freier Lieferung ist der Valutierungstag der Tag der Lieferung.

*Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der **„Prospekt"**) zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

[This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the [Notes] [Participation Certificates] (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the [Notes][Participation Certificates] (the "Conditions"). (2)

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der [Schuldverschreibungen][Genußscheinen] (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die [Schuldverschreibungen][Genußscheine] anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.]

[The Conditions applicable to the [Notes][Participation Certificates] (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the [Notes][Participation Certificates] as set out in the Prospectus dated [•] and take precedence over any conflicting provisions in these Final Terms. (3)
Die für die [Schuldverschreibungen][Genußscheine] geltenden Bedingungen (die „Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt vom 31. Oktober 2005 abgedruckten Emissionsbedingungen der [Schuldverschreibungen][Genußscheine] und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.]

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

(2) To be inserted in the case of Long-Form Conditions.
Im Fall von nicht-konsolidierten Bedingungen einzufügen.

(3) To be inserted in the case of Integrated Conditions.
Im Fall von konsolidierten Bedingungen einfügen.

Form of Conditions (4)
Form der Bedingungen

❒ Long-Form
Nicht-konsolidierte Bedingungen

❒ Integrated
Konsolidierte Bedingungen

Language of Conditions (5)
Sprache der Bedingungen

❒ German only
ausschließlich Deutsch

❒ English only
ausschließlich Englisch

❒ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

❒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination (6)
Währung und Stückelung

Specified Currency [ ]
Festgelegte Währung

(4) To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

(5) To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language. In the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Schuldverschreibungen maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Schuldverschreibungen insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptgeschäftsstelle der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

(6) The minimum will be, if in euro, € 1,000, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of € 1,000 at the time of the issue.
Die Mindeststückelung beträgt € 1.000, bzw. falls die Emission in einer anderen Währung als Euro erfolgt, einem Betrag in dieser anderen Währung, der zur Zeit der Emission dem Gegenwert von € 1.000 entspricht oder diesen übersteigt.

Aggregate Principal Amount [ ]
Gesamtnennbetrag

Specified Denomination(s) [ ]
Festgelegte Stückelung/Stückelungen

Number of Notes to be issued in each Specified Denomination [ ]
Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen

Form
Form

❐ **Notes**
Schuldverschreibungen

❐ **Pfandbriefe**

❐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

❐ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

❐ **TEFRA C**
TEFRA C

❐ Permanent Global Note
Dauerglobalurkunde

❐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

❐ Definitive Notes
Einzelurkunden

❐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

❐ Permanent Global Note
Dauerglobalurkunde

❐ Definitive Notes
Einzelurkunden

❐ **Neither TEFRA D nor TEFRA C** [7]
Weder TEFRA D noch TEFRA C

❐ Permanent Global Note
Dauerglobalurkunde

[7] Applicable only if Notes have a maturity of one year or less including any unilateral rollovers or extensions.
Nur anwendbar bei Schuldverschreibungen mit einer ursprünglichen Laufzeit von einem Jahr oder weniger einschließlich etwaiger einseitigen Verlängerungen.

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes **[Yes/No]**
Einzelurkunden ***[Ja/Nein]***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ Other – (specify) [ ]
Sonstige (angeben)

STATUS (§ 2) (8)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

(8) Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Interest Commencement Date *Verzinsungsbeginn*	[	]
Rate of Interest *Zinssatz*	[*[*	] per cent. per annum *]% per annum*
fixed Interest Payment Date(s) *feste(r) Zinszahlungstag(e)*	[[	] in each year] *in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	[	]
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)* *(für jede festgelegte Stückelung)*	[	]
Fixed Interest Date preceding the Maturity Date Festzinstermin, der dem Fälligkeitstag vorangeht	[	]
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge)* *(für jede festgelegte Stückelung)*	[	]

❒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	[	]
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	[	]
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	[*[*	] [weeks/months/other – specify] *] [Wochen/Monate/andere – angeben]*

Business Day Convention
Geschäftstagskonvention

❒ Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*		
❒ FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	[*[*	] [months/other specify] *] [Monate/andere angeben]*
❒ Following Business Day Convention *Folgender Geschäftstag-Konvention*		
❒ Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*		
Relevant Financial Centres ***Relevante Finanzzentren***	[	]

Rate of Interest
Zinssatz

❒ Screen Rate Determination
Bildschirmfeststellung

❒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page *Bildschirmseite*	[ ]

❒ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page *Bildschirmseite*	[ ]
❒ Other (specify) *Sonstige (angeben)*	[ ]
Screen page *Bildschirmseite*	[ ]

❒ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

❒ ISDA Determination (9) *ISDA-Feststellung*	[specify details] ***[**Details einfügen**]***
❒ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions)) *Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))*	[ ]
Margin ***Marge***	[ ] per cent. per annum *[ ] % per annum*

❒ plus
plus

❒ minus
minus

(9) ISDA Determination should only be applied in the case of Notes permanently represented by a Global Note because the ISDA Agreement and the ISDA Definitions have to be attached to the relevant Notes.
ISDA-Feststellung sollte nur dann gewählt werden, wenn die betreffenden Schuldverschreibungen durch eine Dauerglobalurkunde verbrieft werden, weil das ISDA-Agreement und die ISDA Definitions den Schuldverschreibungen beizufügen sind.

Interest Determination Date
Zinsfestlegungstag

❒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

❒ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

❒ other (specify) [ ]
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

❒ Minimum Rate of Interest [ ] per cent. per annum
Mindestzinssatz [ ] % per annum

❒ Maximum Rate of Interest [ ] per cent. per annum
Höchstzinssatz [ ] % per annum

❒ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield [ ]
Emissionsrendite

❒ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))

❒ **Instalment Notes** [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❒ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

❒ **Credit-linked Notes** [ ]
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

❒ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction (10)
Zinstagequotient

❒ Actual/Actual (ICMA)

❒ Actual/Actual (ISDA) (Actual/365)

❒ Actual/365 (Fixed)

❒ Actual/360

❒ 30/360 or 360/360 (Bond Basis)

❒ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) [ ]
Relevante(s) Finanzzentren(um) (alle angeben)

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

❒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

❒ Maturity Date [ ]
Fälligkeitstag

(10) Complete for all Notes.
Für alle Schuldverschreibungen auszufüllen.

❒ Redemption Month
Rückzahlungsmonat

❒ Final Redemption Amount
Rückzahlungsbetrag

❒ Principal amount
Nennbetrag

❒ Final Redemption Amount (per specified denomination) [ ]
Rückzahlungsbetrag (für jede festgelegte Stückelung)

❒ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s) [ ]
Ratenzahlungstermin (e)

Instalment Amount(s) [ ]
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons **[Yes/No]**
Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen ***[Ja/Nein]***

Early Redemption at the Option of the Issuer **[Yes/No]**
Vorzeitige Rückzahlung nach Wahl der Emittentin ***[Ja/Nein]***

Minimum Redemption Amount [ ]
Mindestrückzahlungsbetrag

Higher Redemption Amount [ ]
Höherer Rückzahlungsbetrag

Call Redemption Date(s) [ ]
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s) [ ]
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders [ ]
Mindestkündigungsfrist

Maximum Notice to Holders [ ]
Höchstkündigungsfrist

Early Redemption at the Option of a Holder (11) **[Yes/No]**
Vorzeitige Rückzahlung nach Wahl des Gläubigers ***[Ja/Nein]***

Put Redemption Date(s) [ ]
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s) [ ]
Wahlrückzahlungsbetrag/-beträge (Put)

(11) Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Minimum Notice to Issuer [ ] days
Mindestkündigungsfrist [ ] Tage

Maximum Notice to Issuer (never more than 60 days) [ ] days
Höchstkündigungsfrist (nie mehr als 60 Tage) [ ] Tage

Early Redemption Amount (12)
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price [ ]
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❒ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

❒ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❒ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❒ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

❒ Fiscal Agent
Emissionsstelle

(12) Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

☐ Additional Paying Agent(s)/specified office(s) [ ]
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☐ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange [ ]
Börse

Internet Address [ ]
Internetadresse

Governing Law **German Law**
Anwendbares Recht ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Language of Conditions ([13])
Sprache der Bedingungen

❐ German only
ausschließlich Deutsch

❐ English only
ausschließlich Englisch

❐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

❐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount [ ]
Gesammtnennbetrag

Date of general meeting [ ]
Datum der Hauptversammlung

Number of Participation Certificates [ ]
Anzahl der Stücke

Principal amount [ ]
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

❐ Fixed Rate Participation Certificates
festverzinsliche Genußscheine

Rate of interest [ ]
Zinssatz

Interest Commencement Date [ ]
Verzinsungsbeginn

([13]) To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Participation Certificates sold and distributed on a syndicated basis, German will be the controlling language. In the case of Participation Certificates publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen- oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Genußschein maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Genußscheine insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptniederlassung der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

❒ Floating Rate Participation Certificates
variabel verzinsliche Genußscheine

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Reference Dates *Referenztermine*	[ ]
Margin *Marge*	
Euribor Rate **[**three/six/nine/twelve month**]** *Euribor-Satz **[**drei/sechs/neun/zwölf Monate**]***	
Screen Page *Bildschirmseite*	
Distribution Date(s) *Ausschüttungstag(e)*	[ ]
First Distribution Date *Erster Ausschüttungstag*	[ ]

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term *Laufzeitende*	end of fiscal year [ ] *Ende Geschäftsjahr [ ]*
Repayment Date *Rückzahlungstag*	[ ]

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

❒ Distribution rate *Ausschüttungszinssatz*	
❒ Other (specify) *Sonstige (angeben)*	[ ]

Termination
Kündigung

Call Date *Ankündigungstermin*	[ ]
Date of Termination *Kündigungstermin*	[ ]

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

❐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

❐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount *Gesamtnennbetrag*	[ ]
Number of Notes *Anzahl der Stücke*	[ ]

Currency
Währung

❐ EUR

❐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest *Zinssatz*	[ ]
Interest Commencement Date *Verzinsungsbeginn*	[ ]
First Interest Payment Date *Erster Festzinstermin*	[ ]
Fixed Interest Payment Date(s) *Festzinstermin(e)*	[ ]

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date *Festgelegter Endfälligkeitstag*	[ ]

Payments (§ 4)
Zahlungen (§ 4)

Relevant Financial Center(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	[ ] *[ ]*

Paying Agent
Zahlstelle

❐ BNP Paribas Securities Services Luxembourg Branch

❐ Hypothekenbank in Essen AG

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

[Specific Risk Factors (14)
Spezielle Risikofaktoren]

Interest of natural and legal persons involved in the issue/offer ***Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind***	[none] [specify details] *[keine] [Einzelheiten einfügen]*
[Reasons for the offer (15) ***Gründe für das Angebot***	[specify details] *[Einzelheiten einfügen]*
Estimated net proceeds (16) *Geschätzter Nettobetrag der Erträge*	[ ]
Estimated total expenses of the issue (17) *Geschätzte Gesamtkosten der Emission]*	[ ]

Securities Identification Numbers
Wertpapier-Kenn-Nummern

❒ Common Code *Common Code*	[ ]
❒ ISIN Code *ISIN Code*	[ ]
❒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	[ ]
❒ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	[ ]

---

(14) Include only product specific risk factors which are not covered under "Risk Factors" in the Prospectus.
Nur produktbezogene Risikofaktoren aufnehmen, die nicht bereits im Abschnitt „Risk Factors" des Prospekts enthalten sind.

(15) Not required for Notes with a Specified Denomination of at least € 50,000 which are not derivative securities to which Annex XII of the Commission Regulation (EC) 809/2004 of 29 April 2004 (the "Commision Regulation") applies. See "Use of Proceeds" wording in the Prospectus. If reasons for the offer is different from making profit and/or hedging certain risks include those reasons here.
Nicht erforderlich für Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000, bei denen es sich nicht um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung 809/2004 vom 29. April 2004 (die „EG-Verordnung") Anwendung findet. Siehe „Use of Proceeds" im Prospekt. Sofern die Gründe für das Angebot nicht in der Gewinnerzielung und/oder der Absicherung bestimmter Risiken bestehen, sind die Gründe hier anzugeben

(16) If the Notes are derivative securities (i. e. if the final redemption amount may be less than 100 per cent. of the principal amount of a Note) to which Annex XII of the Commission Regulation applies it is only necessary to include disclosure of estimated net proceeds where disclosure regarding reasons for the offer is included. If proceeds are intended for more than one use will need to split out and present in order of priority.
Sofern es sich um derivative Wertpapiere (d. h. Wertpapiere, bei denen der Rückzahlungsbetrag geringer als 100 % des Nennbetrags sein kann) handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu dem geschätzten Nettoerlös nur dann zu veröffentlichen, wenn Angaben in diesen Endgültigen Bedingungen zu den Gründen für das Angebot gemacht worden sind. Sofern die Erträge für verschiedene Verwendungszwecke bestimmt sind, sind diese aufzuschlüsseln und nach der Priorität der Verwendungszwecke darzustellen.

(17) If the Notes are derivative securities to which Annex XII of the Commission Regulation applies, it is only necessary to include disclosure of total expenses where disclosure regarding reasons for the offer is included.
Sofern es sich um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu den geschätzten Gesamtkosten nur dann zu veröffentlichen, wenn Angaben zu den Gründen für das Angebot gemacht worden sind.

Yield (18)
Rendite

Yield [ ]
Rendite

Method of calculating the yield (19)
Berechnungsmethode der Rendite

❒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

❒ Other methods (specify)
Andere Methoden (angeben)

❒ **Historic Interest Rates** (20)
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

❒ Details relating to the Performance of the [Index][Formula][other variable]. (21)
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index (22) [ ]
Bezeichnung des Index

Description of index (23) / Details of where information about index can be obtained (24) [ ]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

---

(18) Only applicable for Fixed Rate Notes.
Nur für festverzinsliche Schuldverschreibungen anwendbar.

(19) Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000

(20) Only applicable for Floating Rate Notes. Not required for Notes with a Specified Denomination of at least € 50,000.
Nur bei variabel verzinslichen Schuldverschreibungen anwendbar. Nicht anwendbar auf Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

(21) Only applicable for Index-linked or other variable-linked Notes.
Nur bei Index Linked und Variable gebundenen Schuldverschreibungen anwendbar.

(22) Only applicable for Notes where the underlying is an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt.

(23) Only applicable for Notes where the underlying is an index, and which is composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt und sofern der Index von der Emittentin zusammengestellt wird.

(24) Only applicable for Notes where the underlying is an index, in case the index is not composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt, sofern der Index nicht von der Emittentin zusammengestellt wird.

Description of interest rate (25) [ ]
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) (26) [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident (27)

Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying (28)
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

❒ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment (29)**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

(25) Only applicable for Notes where the underlying is an interest rate.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Zinssatz handelt.

(26) Only applicable for Notes where the underlying is not an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert nicht um einen Index handelt.

(27) Not required for Notes with a Specified Denomination of at least € 50,000 or a minimum transfer amount of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen anwendbar mit einer festgelegten Stückelung von mindestens € 50.000 oder Schuldverschreibungen, die lediglich für mindestens € 50.000 pro Wertpapier erworben werden können.

(28) To be completed only if applicable.
Nur falls anwendbar einzufügen.

(29) Only applicable for Dual Currency Notes. Need to include details of where past and future performance and volatility of the relevant rate(s) can be obtained. In case of Notes with a Specified Denomination of less than € 50,000 need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.
Nur bei Doppelwährungs-Schuldverschreibungen anwendbar. Es sind Angaben darüber erforderlich, wo Informationen über die vergangene und künftige Wertentwicklung und Volatilität der maßgeblichen Wechselkurse eingeholt werden können. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger € 50.000 ist eine umfassende Erläuterung vorzunehmen, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insbesondere in Fällen, in denen die Risiken offensichtlich sind.

Selling Restrictions
Verkaufsbeschränkungen

❐ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

❐ TEFRA C
TEFRA C

❐ TEFRA D
TEFRA D

❐ Neither TEFRA C nor TEFRA D [30]
Weder TEFRA C noch TEFRA D

❐ Additional Selling Restrictions (specify) [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought. [31]
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

[none] [specify details]
[keine] [Einzelheiten einfügen]

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

[none] [specify details]
[keine] [Einzelheiten einfügen]

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing [32]
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

[Conditions to which the offer is subject [33]
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

---

[30] Applicable only if Notes have a maturity of one year including any unilateral rollovers or extensions or less.
Nur für Schuldverschreibungen mit einer Laufzeit von einem Jahr oder weniger inklusive einseitiger Verlängerungen oder Erweiterungen.

[31] Unless specified in the Prospectus. Only applicable for Notes with a Specified Denomination of less than € 50,000 per Notes.
Soweit nicht bereits im Prospekt beschrieben. Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000 anwendbar.

[32] Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur für Schuldverschreibungen mit Stückelung von weniger als € 50.000 pro Stück anwendbar.

[33] The following items only to be specified if applicable (in each case).
Einzelheiten zu nachstehenden Unterpunkten nur einfügen, falls jeweils anwendbar.

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and mount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

Placing and Underwriting (34)
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place. (35)
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution ***Vertriebsmethode***	[insert details] *[Einzelheiten einfügen]*

❒ Non-syndicated
Nicht syndiziert

(34) Complete for all Notes.
Für alle Schuldverschreibungen ausfüllen.

(35) Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 anwendbar.

❒ Syndicated
Syndiziert

Date of Subscription Agreement ([36])
Datum des Subscription Agreements

Management Details including form of commitment ([37])
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	[ ]

❒ firm commitment
feste Zusage

❒ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ([38])
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	[ ]
Selling Concession (specify) *Verkaufsprovision (angeben)*	[ ]
Other (specify) *Andere (angeben)*	[ ]
Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	**[insert details/None]** ***[Einzelheiten einfügen/keiner]***
Subscription Agreement ([39]) ***Übernahmevertrag***	[ ]
– Date of subscription agreement *Datum des Übernahmevertrags*	[ ]

– General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	[Yes/No] *[Ja/Nein]*

❒ Luxembourg
Luxemburg

([36]) Required only if issued on a syndicated basis in the case of Notes with a Specified Denomination of less than € 50,000 or derivative securities.
Nur erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 sowie derivaten Wertpapieren, wenn es sich jeweils um syndizierte Ziehungen handelt.

([37]) Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

([38]) To be completed in consultation with the Issuer.
In Abstimmung mit der Emittentin auszufüllen.

([39]) Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 pro Stück anwendbar

❐ Regulated Market *„Bourse de Luxembourg"*

❐ Euro MTF

❐ Düsseldorf

❐ Other (insert details) [ ]
Sonstige (Einzelheiten einfügen)

Date of admission (40) [ ]
Termin der Zulassung

Estimate of the total expenses related to admission to trading (41)
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading (42)
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❐ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

❐ Düsseldorf

❐ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment (43)
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

❐ Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating (44) [ ]
Rating

Other relevant terms and conditions (specify) [ ]
Andere relevante Bestimmungen (einfügen)

---

(40) To be completed only if known.
Nur auszufüllen, soweit bekannt.

(41) Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

(42) In case of a fungible issue, need to indicate that the original notes are already admitted to trading. Not required for Notes with a Specified Denomination of at least € 50,000.
Im Falle einer Aufstockung, die mit einer vorangegangenen Emission fungibel ist, ist die Angabe erforderlich, daß die ursprünglichen Schuldverschreibungen bereits zum Handel zugelassen sind. Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

(43) Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

(44) Do not complete, if the Notes are not rated on an individual basis. In case of Notes with a Specified Denomination of less than € 50,000, need to include a brief explanation of the meaning of the ratings if this has been previously published by the rating provider.
Nicht auszufüllen, wenn kein Einzelrating für die Schuldverschreibungen vorliegt. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000, kurze Erläuterung der Bedeutung des Ratings wenn dieses vorher von der Ratingagentur erstellt wurde.

[Listing: (45)
[Börsenzulassung:

The above Final Terms comprise the details required to list this issue of **[**Notes**]** **[**Pfandbriefe**]** pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from **[insert Issue Date for the [Notes] [Pfandbriefe]]**).
*Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von **[**Schuldverschreibungen**]** **[**Pfandbriefen**]** unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem **[Valutierungstag der [Schuldverschreibungen] [Pfandbriefen] einfügen]**) erforderlich sind.**]***

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory**]**
[Name und Titel des Unterzeichnenden]

(45) Include only in the version of the Final Terms which is submitted to the relevant stock exchange in the case of Notes to be listed on such stock exchange.
Nur in derjenigen Fassung der Endgültigen Bedingungen einfügen, die der betreffenden Börse, bei der die Schuldverschreibungen zugelassen werden sollen, vorgelegt wird.

PFANDBRIEFE

The following is a description reduced to some of the more fundamental principles governing the law regarding Pfandbriefe and Pfandbrief Banks in summary form and without addressing all the laws' complexities and details. Accordingly, it is qualified in its entirety by reference to the applicable laws.

Introduction

Up to 18 July 2005, Essenhyp operated as a mortgage bank (*Hypothekenbank*) under the Mortgage Bank Act in the version as published on 9 September 1998, as amended (*Hypothekenbankgesetz*). Since 19 July 2005, the Pfandbrief operations of the Bank are subject to the Pfandbrief Act of 27 May 2005 (*Pfandbriefgesetz*) which has come into force on 19 July 2005.

As from such date, the legislation accompanying the Pfandbrief Act, *i. e.*, the Act on the Reorganization of the Law on Pfandbriefe (*Gesetz zur Neuordnung des Pfandbriefrechts*), has rescinded all existing special legislation regarding the Pfandbrief business in Germany, including, *inter alia*, (i) the Mortgage Bank Act applicable to the existing mortgage banks being specialist institutions authorized to issue Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) covered by mortgage loans as well as Public Sector Pfandbriefe (*Öffentliche Pfandbriefe*) covered by obligations of public sector debtors (and, in either case, by certain other qualifying assets), (ii) the Act on Pfandbriefe and Related Bonds of Public-Law Credit Institutions (*Gesetz über die Pfandbriefe und verwandten Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten*) in the version as published on 9 September 1998, as amended, applicable to various types of public sector banks, including in particular the *Landesbanken*, in respect of Mortgage Pfandbriefe and Public Sector Pfandbriefe issued by them, and (iii) finally, the Ship Banking Act (*Schiffsbankgesetz*), as last amended on 5 April 2004, governing the operations of ship mortgage banks issuing Ship Mortgage Pfandbriefe (*Schiffspfandbriefe*).

The Pfandbrief Act abolishes the concept of specialist Pfandbrief institutions hitherto prevailing in respect of the existing mortgage banks and ship mortgage banks. It establishes a new and uniform regulatory regime for all German credit institutions. Since 19 July 2005, all German credit institutions are permitted, subject to authorization and further requirements of the Pfandbrief Act, to engage in the Pfandbrief business and to issue Mortgage Pfandbriefe, Public Sector Pfandbriefe as well as Ship Mortgage Pfandbriefe, and, from such date onwards, existing mortgage banks and ship mortgage banks will be authorized to engage in most other types of banking transactions, eliminating the limitations in respect of the scope of their permitted business which existed in the past. The Act thus creates a level playing field for all German credit institutions, including the *Landesbanken*, operating as universal banks and engaged in the issuance of Pfandbriefe.

German credit institutions wishing to take up the Pfandbrief business must obtain special authorization under the Bank Act (*Kreditwesengesetz*) from the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* – **"BaFin"**) and, for that purpose, must meet some additional requirements as specified in the Pfandbrief Act.

Mortgage banks, such as Essenhyp, and ship mortgage banks, operating as such up to 19 July 2005 as well as public sector banks (including the *Landesbanken*) carrying on the Pfandbrief business up to such date, are all grandfathered in respect of authorization for the particular type of Pfandbrief business in which they were engaged at such time. They are required, though, to give a comprehensive notice to the BaFin by 18 October 2005, failing which the BaFin may withdraw the authorization. Mortgage banks and ship mortgage banks are since 19 July 2005 also be authorized to engage in a broad spectrum of other banking transactions, including, *inter alia*, deposit taking, the extension of credits, the guarantee business, underwriting as well as others, up to then not permitted to be carried out by them, contrary to the *Landesbanken*, to which all types of banking transactions have always been open (subject to authorization).

The operations of all banks engaged in the issuance of Pfandbriefe are since 19 July 2005 regulated by the Pfandbrief Act and the Bank Act, and are subject to the prudential supervision of the BaFin. In particular, the BaFin will carry out audits of the assets forming part of any Cover Pool, regularly in bi-annual intervals.

In this summary, banks authorized to issue Pfandbriefe will generally be referred to as "Pfandbrief Banks" which is the term applied by the Pfandbrief Act.

Rules applicable to all Types of Pfandbriefe

Pfandbriefe are standardized debt instruments issued by a Pfandbrief Bank. The quality and standards of Pfandbriefe are strictly governed by provisions of the Pfandbrief Act and subject to the prudential supervision of the BaFin. Pfandbriefe generally are medium- to long-term bonds, typically with an original maturity of two to ten years, which are secured or "covered" at all times by a pool of specified qualifying assets (*Deckung*), as described below. Pfandbriefe are recourse obligations of the issuing bank, and no separate vehicle is created for their issuance generally or for the issuance of any specific series of Pfandbriefe. Pfandbriefe may not be redeemed at the option of the holders prior to maturity.

As mentioned before, Pfandbriefe may either be mortgage Pfandbriefe, Public Sector Pfandbriefe or Ship Mortgage Pfandbriefe. The outstanding Pfandbriefe of any one of these types must be covered by a separate pool of specified qualifying assets: a pool for Mortgage Pfandbriefe only, a pool only for Public Sector Pfandbriefe, and a pool covering all outstanding Ship Mortgage Pfandbriefe (each a **"Cover Pool"**). An independent trustee appointed by the BaFin has wide responsibilities in monitoring the compliance by the Pfandbrief Bank with the provisions of the Pfandbrief Act. In particular, the trustee monitors the sufficiency of the cover assets and maintains a register listing the assets provided as cover from time to time in respect of the Pfandbriefe of any given type.

The aggregate principal amount of assets in these Cover-Pools must at all times at least be equal to the aggregate principal amount of the outstanding Pfandbriefe issued against such Cover-Pool. Moreover, the aggregate interest yield on any such Cover-Pool must at all times be at least equal to the aggregate interest payable on all Pfandbriefe relating to the Cover-Pool. In addition, the coverage of all outstanding Pfandbriefe with respect to principal and interest must also at all times be ensured on the basis of the present value (*Barwert*). Finally, the present value of the assets contained in the Cover-Pool must exceed the total amount of liabilities from the corresponding Pfandbriefe and derivatives by at least 2 per cent (*sichernde Überdeckung*).

Such 2 per cent excess cover must consist of highly liquid assets. Qualifying assets for the excess cover are (i) debt securities of the German government, a special fund of the German government, a German state, the European Communities, the states comprising the European Economic Area, Switzerland, the United States, Canada, Japan, any other European state with full OECD member status, the European Investment Bank, the IBRD-World Bank, the Council of Europe Development Bank, or the European Bank for Reconstruction and Development; (ii) debt securities guaranteed by any of the foregoing entities; and (iii) credit balances maintained with the European Central Bank, the central banks of the member states of the European Union and appropriate credit institutions.

The Pfandbrief Bank must record in the register of cover assets for any Pool of a given Pfandbrief type each asset and the liabilities arising from derivatives. Derivatives may be entered in such register only with the consent of the trustee and the counterparty.

The Pfandbrief Bank must command over an appropriate risk management system meeting the requirements specified in detail in the Pfandbrief Act and must comply with comprehensive disclosure requirements on a quarterly and annual basis set out in detail in the Pfandbrief Act.

Cover Pool for Mortgage Pfandbriefe

The principal assets qualifying for the Cover Pool for Mortgage Pfandbriefe are loans secured by mortgages which may serve as cover up to the initial 60 per cent of the value of the property, as assessed by experts of the Pfandbrief Bank not taking part in the credit decision, in accordance with comprehensive evaluation rules designed to arrive at the fair market value of the property. Moreover, the mortgaged property must be adequately insured against relevant risks.

The property that may be encumbered by the mortgages must be situated in a state of the European Economic Area, Switzerland, the United States, Canada or Japan.

In addition, the Cover Pool for Mortgage Pfandbriefe may comprise a limited portion of other assets as follows: (i) equalization claims converted into bonds; (ii) subject to certain qualifications, those assets which may also be included in the 2 per cent excess cover described above up to a total sum of 10 per cent of the aggregate principal amount of outstanding Mortgage Pfandbriefe; (iii) the assets which may also be included in the Cover Pool for Public Sector Pfandbriefe referred to below, up to a total of 20 per cent of the aggregate principal amount of outstanding Mortgage Pfandbriefe, whereby the assets pursuant to (ii) above will be deducted, and, finally, (iv) claims arising under interest rate and currency swaps as well as under other qualifying derivatives contracted under standardized master agreements with certain qualifying counterparties, provided that it is assured that the claims arising under such derivatives will not be prejudiced in the event of the insolvency of the Pfandbrief Bank or any other Cover Pool maintained by it. The amount of the claims of the Pfandbrief Bank arising under derivatives which are included in the Cover Pool measured against the total amount of all assets forming part of the Cover Pool as well as the amount of the liabilities of the Pfandbrief Bank arising from such derivatives measured against the aggregate principal amount of the outstanding Mortgage Pfandbriefe plus the liabilities arising from derivatives may in either case not exceed 12 per cent, calculated in each case on the basis of the net present values.

Cover Pool for Public Sector Pfandbriefe

The Cover Pool for Public Sector Pfandbriefe may comprise payment claims under loans, bonds or similar transactions of a wide spectrum of states and other public instrumentalities, including, but not limited to: (i) the German government as well as any German state, municipality or other qualifying public body in Germany; (ii) any state of the European Economic Area, Switzerland, the United States, Canada or Japan; (iii) any other European state with full OECD member status; (iv) the regional governments and local territorial authorities if certain solvability conditions are met; (v) non-profit administrative authorities controlled by the central or regional governments or local territorial authorities of the states comprising the European Economic Area, provided that certain solvability conditions are met; (vi) the European Investment Bank, the IBRD-World Bank, the Council of Europe Development Bank, or the European Bank for Reconstruction and Development; and, finally, (vii) any entity the obligations of which are guaranteed by a public entity referred to or mentioned in (i) through (iv) and (vi) above.

The Cover Pool may furthermore include the following assets: (i) equalization claims converted into bonds; (ii) credit balances maintained with the European Central Bank, a central bank of any EU member state or a suitable credit institution, up to a total sum of the aggregate principal amount of outstanding Public Sector Pfandbriefe; and (iii) claims arising under derivatives as mentioned above, subject to the conditions and restrictions described in such paragraph. The limitations which apply to Mortgage Pfandbriefe apply here as well.

Cover Pool for Ship Mortgage Pfandbriefe

The principal assets of the Cover Pool for Ship Mortgage Pfandbriefe are loans secured by ship mortgages. Any such mortgage may serve as cover up to an amount not exceeding 60 per cent of the fair market value of the ship. Furthermore, the ship must be adequately insured against relevant risks.

In addition, the Cover Pool for Ship Mortgage Pfandbriefe may include other assets of the kind which qualify for a Cover Pool of Mortgage Pfandbriefe (see above).

Insolvency Proceedings

In the event of the institution of insolvency proceedings over the assets of the Pfandbrief Bank, any Cover Pool maintained by it would not be part of the insolvency estate, and, therefore, such insolvency would not automatically result an insolvency of any Cover Pool. Only if at the same time or thereafter the relevant Cover Pool were to become insolvent, separate insolvency proceedings would be initiated against such Cover Pool by the BaFin. In this case, holders of Pfandbriefe would have the first claim on the respective Cover Pool. Their preferential right would also extend to interest on the Pfandbriefe

accrued after the commencement of insolvency proceedings. Furthermore, but only to the extent that holders of Pfandbriefe suffer a loss, holders would also have recourse to any assets of the Pfandbrief Bank not included in the Cover Pools. As regards those assets, holders of the Pfandbriefe would rank equal with other unsecured and unsubordinated creditors of the Pfandbrief Bank.

One or two administrators (*Sachwalter* – **"Administrator"**) will be appointed in the case of the insolvency of the Pfandbrief Bank to administer each Cover Pool for the sole benefit of the holders of Pfandbriefe. The Administrator will be appointed by the court having jurisdiction at the location of the head office of the Pfandbrief Bank at the request of the BaFin before or after the institution of insolvency proceedings. The Administrator will be subject to the supervision of the court and also of the BaFin with respect to the duties of the Pfandbrief Bank arising in connection with the administration of the assets included in the relevant Cover Pool. The Administrator will be entitled to dispose of the Cover Pool's assets and receive all payments on the relevant assets to ensure full satisfaction of the claims of the holders of Pfandbriefe. To the extent, however, that those assets are obviously not necessary to satisfy such claims, the insolvency receiver of the Pfandbrief Bank is entitled to demand the transfer of such assets to the insolvency estate.

Subject to the consent of the BaFin, the Administrator may transfer all or part of the cover assets and the liabilities arising from the Pfandbriefe issued against such assets to another Pfandbrief Bank.

Pfandbriefe under the Mortgage Bank Act

As mentioned at the beginning of the Introduction of this section on "Pfandbriefe", up to 18 July 2005 Essenhyp's Pfandbrief business was governed by the Mortgage Bank Act under which the Bank issued Mortgage Pfandbriefe, on principles which were in many aspects comparable to a considerable extent to those applying under the Pfandbrief Act.

TAXATION

The following is a general discussion of certain German and Luxembourg tax consequences of the acquisition and ownership of Notes. This discussion does not purport to be a comprehensive description of all tax considerations which may be relevant to a decision to purchase Notes. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular purchaser. This summary is based on the laws of the Federal Republic of Germany and the Grand-Duchy of Luxembourg currently in force and as applied on the date of this prospectus, which are subject to change, possibly with retroactive or retrospective effect.

PROSPECTIVE PURCHASERS OF NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT OF ANY STATE OR LOCAL TAXES, UNDER THE TAX LAWS OF GERMANY, THE GRAND DUCHY OF LUXEMBOURG AND EACH COUNTRY OF WHICH THEY ARE RESIDENTS.

Germany

Tax Residents

Payments of interest on the Notes to persons who are tax residents of Germany (*i. e.,* persons whose residence, habitual abode, statutory seat, or place of effective management and control is located in Germany) are subject to German personal or corporate income tax (plus solidarity surcharge (*Solidaritätszuschlag*)). Such interest may also be subject to trade tax if the Notes form part of the property of a German trade or business.

Upon the disposition of a Note carrying interest a holder of the Note will also have to include in his taxable income any consideration invoiced separately for such portion of the interest of the current interest payment period which is attributable to the period up to the disposition of the Note (**"Accrued Interest"**). Accrued Interest paid upon the acquisition of the Notes may be declared as negative income if the Note is held as a non-business asset.

If for the determination of the issue price of the Note the redemption amount is reduced by a discount or if the redemption amount is increased as compared with the issue price of the Note (as, for example, in the case of a discounted Note or a Note with accrued interest added), the difference between the redemption amount and the issue price of the Note (**"Original Issue Discount"**) realized when a Note held as a non-business asset is redeemed to its initial subscriber will be taxable investment income, however, only if the Original Issue Discount exceeds certain thresholds; in such case, the Note qualifies as a financial innovation under German tax law.

If the Note qualifies as a financial innovation (*Finanzinnovation*) (including, among other things, zero coupon notes or other discounted Notes or Notes with accrued interest added as well as floating rate notes) and is disposed of while outstanding or redeemed at maturity, such portion of the proceeds from the disposition of the Notes or of the redemption amount of the Note which equals the yield to maturity of the Note attributable to the period over which the holder has held such Note, minus interest, including Accrued Interest, already taken into account, will be subject to income tax (plus solidarity surcharge), provided the holder of the Note is an individual. The yield to maturity is determined by taking into account the Original Issue Discount. If the Notes do not have a predetermined yield to maturity (e.g. in the case of floating rate Notes) or the holder does not give proof thereof, the difference between the proceeds from the disposition, assignment or redemption and the issue or purchase price of the Note is subject to personal or corporate income tax (plus solidarity surcharge) in the year of the disposition, assignment, or redemption of the Note. Where the Note is issued in a currency other than euro, such difference will be computed in the foreign currency. Where a Note forms part of the property of a German trade or business, in each year the yield to maturity of the Note to the extent attributable to such period has to be taken into account as interest income by the initial subscriber of the Note and is subject to personal or corporate income tax (plus solidarity surcharge) and trade tax.

Capital gains from the disposition of Notes, other than income described in the preceding paragraph, are only taxable to a German tax-resident individual if the Notes are disposed of within one year after their acquisition or form part of the property of a German trade or business. In the latter case the capital gains may also be subject to trade tax.

Capital gains derived by German-resident corporate holders of Notes will be subject to corporate income tax (plus solidarity surcharge) and trade tax, even if the Notes do not qualify as financial innovations.

If the Notes are held in a custodial account which the Holder maintains with a German branch of a German or non-German bank or financial services institution (the **"Disbursing Agent"**) a 30 % withholding tax on interest payments (*Zinsabschlag*), plus 5.5 % solidarity surcharge on such tax, will be levied, resulting in a total tax charge of 31.65 % of the gross interest payment. Withholding tax is also imposed on Accrued Interest. If the Notes qualify as financial innovations, as explained above, withholding tax at the aforementioned rate will also be withheld from the difference between the proceeds from the disposition, assignment or redemption and the issue or purchase price of the Notes if the Note has been kept in a custodial account with such Disbursing Agent since the time of issuance or acquisition, respectively. If the Notes have been transferred into the custodial account of the Disbursing Agent only after such point in time, withholding tax at the aforementioned rate will be levied on a lump-sum basis on 30 % of the proceeds from the disposition, assignment or redemption of the Notes. Where the Note is issued in a currency other than euro, the aforementioned difference will be computed in the foreign currency.

In computing the tax to be withheld the Disbursing Agent may deduct from the basis of the withholding tax any Accrued Interest paid by the holder of a Note to the Disbursing Agent during the same calendar year. In general, no withholding tax will be levied if the holder of a Note is an individual (i) whose Note does not form part of the property of a German trade or business nor gives rise to income from the letting and leasing of property, and (ii) who filed a withholding exemption certificate (*Freistellungsauftrag*) with the Disbursing Agent but only to the extent the interest income derived from the Note together with other investment income does not exceed the maximum exemption amount shown on the withholding exemption certificate. Similarly, no withholding tax will be deducted if the holder of the Note has submitted to the Disbursing Agent a certificate of non-assessment (*Nichtveranlagungsbescheinigung*) issued by the relevant local tax office.

Withholding tax and the solidarity surcharge thereon are credited as prepayments against the German personal or corporate income tax and the solidarity surcharge liability of the German resident. Amounts overwithheld will entitle the holder of a Note to a refund, based on an assessment to tax.

Nonresidents

Interest, including Accrued Interest and (in the case of financial innovations) Original Issue Discount, and capital gains are not subject to German taxation, unless (i) the Notes form part of the business property of a permanent establishment, including a permanent representative, or a fixed base maintained in Germany by the holder of a Note or (ii) the interest income otherwise constitutes German source income (such as income from the letting and leasing of certain German-situs property). If the nonresident of Germany is subject to German taxation with income from the Notes, a tax regime similar to that explained above at "Tax Residents" applies; capital gains from the disposition of Notes are, however, only taxable in the case of (i).

Nonresidents of Germany are, in general, exempt from German withholding tax on interest and the solidarity surcharge thereon. However, where the interest is subject to German taxation as set forth in the preceding paragraph and the Notes are held in a custodial account with a Disbursing Agent, withholding tax is levied as explained above at "Tax Residents".

Inheritance and Gift Tax

No inheritance or gift taxes with respect to any Note will arise under the laws of Germany, if, in the case of inheritance tax, neither the decedent nor the beneficiary, or, in the case of gift tax, neither the

donor nor the donee, is a resident of Germany and such Note is not attributable to a German trade or business for which a permanent establishment is maintained, or a permanent representative has been appointed, in Germany. Exceptions from this rule apply to certain German citizens who previously maintained a residence in Germany.

Other Taxes

No stamp, issue, registration or similar taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the Notes. Currently, net assets tax is not levied in Germany.

Luxembourg

Non-Residents

Under the existing laws of Luxembourg and except as provided for by the Luxembourg law of 20 June 2005 implementing the EU Savings Tax Directive (as defined below), there is no withholding tax on the payment of interest on, or reimbursement of principal of, the Notes made to non-residents of Luxembourg.

Under the Luxembourg law of 20 June 2005 implementing the EU Savings Tax Directive and as a result of ratification by Luxembourg of certain related Accords with the relevant dependent and associated territories, payments of interest or similar income made or ascribed (*attribuer*) by a paying agent established in Luxembourg to or for the immediate benefit of an individual or certain residual entities as defined by the law, who, as a result of an identification procedure implemented by the paying agent, are identified as residents or or are deemed to be residents of an EU Member State other than Luxembourg, those certain dependent or associated territories or those other non-EU Member States referred to under "EU Savings Tax Directive" below, will be subject to a withholding tax unless the relevant beneficiary has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his/her country of residence or deemed residence or has provided a tax certificate from his/her fiscal authority in the format required by law to the relevant paying agent. Where withholding tax is applied, it will be levied at a rate of 15 % during the first three-year period starting 1 July 2005, at a rate of 20 % for the subsequent three-year period and at a rate of 35 % thereafter.

When used in the preceding paragraph "interest" and "paying agent" have the meaning given thereto in the Luxembourg law of 20 June 2005 (or the relevant Accords). "Interest" will include accrued or capitalised interest at the sale, repayment or redemption of the Notes. "Paying agent" is defined broadly for this purpose and in the context of the Notes means any economic operator established in Luxembourg who pays interest on the Notes to or ascribes the payment of such interest to or for the immediate benefit of the beneficial owner, whether the operator is, or acts on behalf of, the Issuer or is instructed by the beneficial owner to collect such payment of interest.

Payments of interest or similar income under the Notes to CBF, CBL and Euroclear and payments by or on behalf of Clearstream Banking, *société* anonyme, Luxembourg, to financial intermediaries will not give rise to a withholding tax under Luxembourg law.

Residents

Under the existing laws of Luxembourg, there is no withholding tax on the payment of interest on, or reimbursement of principal of, the Notes made to residents of Luxembourg. The Luxembourg government has however announced its intention to introduce a final withholding tax of 10 % on interest payments made to individuals resident in Luxembourg.

EU Savings Tax Directive

On 3 June 2003 the Council of the European Union approved a directive regarding the taxation of interest income (the "EU Savings Tax Directive"). Accordingly, each EU Member State must require paying agents (within the meaning of such directive) established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the EU Savings Tax Directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

For a transitional period, Austria, Belgium and Luxembourg may opt instead to withhold tax from interest payments within the meaning of the EU Savings Tax Directive at a rate of 15 % for the first three years from application of the provisions of such directive, of 20 % for the subsequent three years, and of 35 % from the seventh year after application of the provisions of such directive.

In conformity with the prerequisites for the application of the EU Savings Tax Directive, Switzerland, Liechtenstein, San Marino, Monaco and Andorra have confirmed that from 1 July 2005, they will apply measures equivalent to those contained in such directive, in accordance with agreements entered into by them with the European Community. It has also been confirmed that certain dependent or associated territories (the Channel Islands, the Isle of Man and certain dependent or associated territories in the Caribbean) will apply from that same date an automatic exchange of information or, during the transitional period described above, a withholding tax in the described manner. Consequently, the Council of the European Union noted that the conditions have been met to enable the provisions of the EU Savings Tax Directive to enter into force as from 1 July 2005.

By legislative regulations dated 26 January 2004 the Federal Government enacted the provisions for implementing the EU Savings Tax Directive into German law. These provisions apply as from 1 July 2005.

Holders who are individuals should note that the Issuer will not pay additional amounts under § 7(c) of the Terms and Conditions of the Notes in respect of any withholding tax imposed as a result of the EU Savings Tax Directive.

SUBSCRIPTION AND SALE

The Dealers have in an amended and restated dealer agreement (the **"Dealer Agreement"**) dated 31 October 2005 agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under **"Terms and Conditions"** of the Notes above.

Selling Restrictions

1. General

Each Dealer has agreed that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes the Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have any responsibility therefor.

Neither the Issuer nor any of the Dealers has represented that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other additional or different restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

2. European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Relevant Member State in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus

Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

3. United Kingdom of Great Britain and Northern Ireland ("United Kingdom")

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) in relation to Notes which have a maturity of less than one year (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their business or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their business where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

4. United States of America

(a) Each Dealer has acknowledged that the Notes have not been and will not be registered under the Securities Act, and, except as provided in the applicable Final Terms with respect to Notes with a maturity on the Issue Date of one year or less, may not be offered or sold within the United States or to, or for the account or benefit of, U. S. persons except in accordance with Regulation S under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

(b) Each Dealer has represented and agreed that it has not offered and sold any Notes, and will not offer and sell any Notes constituting part of its allotment within the United States or to, or for the account or benefit of a U. S. person, except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act. Accordingly, each Dealer further has represented and agreed that neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to any Note, it and they have complied and will comply with the offering restrictions requirements of Regulation S, and it and they will not offer or sell the Notes in the United States by any form of general solicitation or general advertising within the meaning of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

(c) Each Dealer who has purchased Notes of a Tranche hereunder (or in the case of a sale of a Tranche of Notes issued to or through more than one Dealer, each of such Dealers as to the Notes of such Tranche purchased by or through it or, in the case of a syndicated issue, the relevant Lead Manager) shall determine and notify to the Fiscal Agent the completion of the distribution of the Notes of such Tranche. On the basis of such notification or notifications, the Fiscal Agent has agreed to notify such Dealer/Lead Manager of the end of the distribution compliance period with respect to such Tranche. Each Dealer also has agreed that, at or prior to confirmation of any sale of Notes, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from it during the distribution compliance period a confirmation or notice to substantially the following effect:

> "The Securities covered hereby have not been registered under the U. S. Securities Act of 1933 (the **"Securities Act"**) and no Dealer (or persons covered by Rule 903 (c)(2)(iv)) may offer or sell any Notes constituting part of its allotment within the United States or to, or for the account or benefit of, U. S. persons except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

Terms used in the above paragraph have the meanings given to them by Regulation S.

Each Dealer has represented and agreed that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of Notes, except with its affiliates or with the prior written consent of the Issuer.

(d) Notes, other than Notes with a maturity of one year or less including unilateral rollovers or extensions and Pfandbriefe issued in the form of Global Pfandbriefe, will be issued in accordance with the provisions of United States Treasury Regulations Section 1.163-5(c)(2)(i)(D) (the **"D Rules"**), or in accordance with the provisions of United States Treasury Regulations Section 1.163-5(c)(2)(i)(C) (the **"C Rules"**), as specified in the applicable Final Terms.

In addition, in respect of Notes issued in accordance with the D Rules, each Dealer has represented and agreed that:

(i) except to the extent permitted under the D Rules, (x) it has not offered or sold, and during the restricted period will not offer or sell, Notes to a person who is within the United States or its possessions or to a United States person, and (y) such Dealer has not delivered and will not deliver within the United States or its possessions definitive Notes that are sold during the restricted period;

(ii) it has and throughout the restricted period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Notes are aware that such Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(iii) if such Dealer is a United States person, it has represented that it is acquiring the Notes for purposes of resale in connection with their original issuance and if such Dealer retains Notes for its own account, it will only do so in accordance with the requirements of United State Treasury Regulations Section 1.163-5(c)(2)(i)(D)(6);

(iv) with respect to each affiliate that acquires from such Dealer Notes in bearer form for the purposes of offering or selling such Notes during the restricted period, such Dealer either (x) repeats and confirms the agreements contained in sub-clauses (i), (ii) and (iii) on such affiliate's behalf or (y) agrees that it will obtain from such affiliate for the benefit of the Issuer the agreements contained in sub-clauses (i), (ii) and (iii) and

(v) Such Dealer will obtain for the benefit of the Issuer the representations and agreements contained in sub-clauses (i), (ii), (iii) and (iv) from any person other than its affiliate with whom it enters into a written contract, as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i) (D) (4), for the offer and sale during the restricted period of Notes.

Terms used in the above paragraph have the meanings given to them by the U. S. Internal Revenue Code of 1986, as amended, and regulations thereunder, including the D Rules.

In addition, in respect of Notes issued in accordance with the C Rules, Notes must be issued and delivered outside the United States and its possessions in connection with their original issuance. Each Dealer has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, Notes within the United States or its possessions in connection with their original issuance. Further, each Dealer has represented and agreed in connection with the original issuance of Notes, that it has not communicated, and will not communicate, directly or indirectly, with a prospective purchaser if such purchaser is within the United States or its possessions and will not otherwise involve its U. S. office in the offer or sale of Notes. Terms used in this paragraph have the meanings given to them by the U. S. Internal Revenue Code of 1986, as amended, and regulations thereunder, including the C Rules.

(e) Each issue of index-, commodity- or currency-linked Notes shall be subject to such additional U. S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issue and purchase of such Notes, which additional selling restrictions shall be set out in the Final Terms. Each Dealer has agreed that it shall offer, sell and deliver such Notes only in compliance with such additional U. S. selling restrictions.

5. Switzerland

Each Dealer has agreed that it has only offered or sold and will only offer or sell Notes in Switzerland in compliance with all applicable laws and regulations in force in Switzerland, and will, to the extent necessary, obtain any consent, approval or permission required, if any, for the offer or sale by it of Notes under the laws and regulations in force in Switzerland. Only the Prospectus (as amended or supplemented) and any other information incorporated therein by reference and required to ensure compliance with the Swiss Code of Obligations and all other applicable laws and regulations of Switzerland (in particular, additional and updated corporate and financial information that shall be provided by the Issuer) may be used in the context of a public offer in or into Switzerland. Each Dealer has agreed that all of such documents and information shall be furnished to any potential purchaser in Switzerland upon request in such manner and at such times as shall be required by the Swiss Code of Obligations and all other applicable laws and regulations of Switzerland.

6. Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948) (as amended) (the **"Securities and Exchange Law"**) and are subject to the Special Taxation Measures Law of Japan (Law No. 26 of 1957) (as amended) (the **"Special Taxation Measures Law"**). Each of the Dealers has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell Notes in Japan or to any person resident in Japan for Japanese securities law purposes (including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law.

GENERAL INFORMATION

1. Listing

Application has been made to list and trade Notes (including Pfandbriefe) to be issued under the Programme on the market of the Luxembourg Stock Exchange appearing on the list of regulated markets issued by the European Commission (Regulated Market *"Bourse de Luxembourg"*) appearing on the list of regulated markets issued by the European Commission.

However, Notes may be issued pursuant to the Programme which will not be listed on the market of the Luxembourg Stock Exchange appearing on the list of regulated markets issued by the European Commission (Regulated Market *"Bourse de Luxembourg"*) or any other stock exchange or which will be listed on such stock exchange as the Issuer and the relevant Dealer(s) may agree.

For listing purposes, the Luxembourg Stock Exchange has allocated

- number **12073** to the base prospectus of Essenhyp allowing Essenhyp to issue non-equity securities,
- number **13189** to the base prospectus of Essenhyp allowing Essenhyp to issue Pfandbriefe.

The above-mentioned documents are available for inspection at the head office of the Paying Agent in Luxembourg, BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve, L-2085 Luxembourg.

Undertaking

The Issuer has undertaken to publish a supplement to this Prospectus or to publish a new Prospectus if and when the information herein should become materially inaccurate or incomplete or in the event of any significant new factor, material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of the Notes and, where approval by the CSSF of any such document is required, upon such approval having been given, all of which will be for use in connection with any subsequent offering of Notes to be listed on the market of the Luxembourg Stock Exchange appearing on the list of regulated markets issued by the European Commission (Regulated Market *"Bourse de Luxembourg"*).

If the Terms and Conditions of the Notes (as set out in the Prospectus) are modified or amended in a manner which would make the Prospectus, as supplemented, inaccurate or misleading, a new Prospectus will be prepared to the extent required by law.

The Issuer will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of the Prospectus (or any document incorporated by reference in the Prospectus). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

As long as any Notes are outstanding and listed on the market of the Luxembourg Stock Exchange appearing on the list of regulated markets issued by the European Commission (Regulated Market *"Bourse de Luxembourg"*), information will be communicated to the Holders of the Notes in accordance with Luxembourg Stock Exchange regulations and recommendations.

2. Post-Issuance Information

The Issuer will not provide post-issuance information with regard to derivative securities within the meaning of Annex XII of the Commission Regulation (EC) No. 809/2004 of 29 April 2004.

3. Paying Agent

As long as the Notes are listed on the regulated of the Luxembourg Stock Exchange appearing on the list of regulated markets issued by the European Commission (*"Bourse de Luxembourg"*), a Paying Agent will be maintained in Luxembourg.

4. Authorisations

The establishment of the Programme and the issue of each series of Notes under the Programme was duly authorised by the Board of Managing Directors of Essenhyp on 4 May 1998. The increase of the Programme Amount from € 10,000,000,000 to € 15,000,000,000 was duly authorised by the Board of Managing Directors of Essenhyp on 7 August 2001. The increase of the Programme Amount from € 15,000,000,000 to € 20,000,000,000 was duly authorised by the Board of Managing Directors of Essenhyp on 28 June 2002.

5. Use of Proceeds

The net proceeds from each issue of unsubordinated Notes will be applied by the Issuer for its general financing purposes. The net proceeds from each issue of subordinated Notes will be used by the Issuer to strengthen its respective capital base to support the continuing growth of its respective business. In the case of issues of public-sector Pfandbriefe, the Issuer expects to use the proceeds for refinancing of public-sector loans and assets constituting substitute cover for public-sector Pfandbriefe currently financed by other means. Proceeds will in any event be used in accordance with all applicable laws and regulations, notably the Pfandbrief Act (*Pfandbriefgesetz*).

DOCUMENTS INCORPORATED BY REFERENCE

Documents incorporated by Reference

The following documents are incorporated by reference into this Prospectus:

1. The Annual Report of Essenhyp for the financial year ended 31 December 2004.

2. The Annual Report of Essenhyp for the financial year ended 31 December 2003.

3. Interim Report as of 30 June 2005 of Essenhyp (unaudited).

Comparative Table of Documents incorporated by Reference

Page	Section	Pages of document incorporated by reference
29	Hypothekenbank in Essen, Historical Financial Information	Annual Report 2003 of Essenhyp
		Management Report (p. 6 – p. 69)
		Annual Accounts
		Balance Sheet, (p. 72 – p. 73) Profit and Loss Account, (p. 74) Notes, (p. 75 – p. 90) Auditors' Report (p. 91)
		Cash Flow Statement 2003 (whole document)
		Annual Report 2004 of Essenhyp
		Management Report (p. 18 – p. 51 and p. 58 – p. 83)
		Annual Accounts
		Balance Sheet, (p. 86 – p. 87) Profit and Loss Account, (p. 88) Notes, (p. 89 – p. 104) Auditors' Report, (p. 105)
		Cash Flow Statement 2004 (whole document)
30	Hypothekenbank in Essen, Interim Financial Information/ Trend Information	Unaudited Interim Report as of 30 June 2005 of Essenhyp
		Dear Business Colleagues (p. 3-4)
		Public-Sector Lending (p. 5-6)
		Real Estate Financing (p. 7-8)
		Funding and Balance Sheet Total (p. 10)
		Profit and Loss Account (p. 11-12)
		Relationship Management/Future Prospects (p. 13)
		Figures from the Balance Sheet (p. 14)
		Figures from the Profit and Loss Account (p. 15)

Any information not listed in the above mentioned comparative table of documents incorporated by reference, but included in the documents incorporated by reference is given for information purposes only.

Availability of Documents

Any document incorporated herein by reference will be published on the website of the Luxembourg Stock Exchange (www.bourse.lu) and will be available for inspection, at the specified offices of the head office of the Paying Agent in the city of Luxembourg and may be obtained via internet at www.essenhyp.com/en/financial_reports/index.php during normal business hours.

Issuer

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstrasse 1
D-45127 Essen

Arrangers

Commerzbank Aktiengesellschaft
Kaiserplatz
D-60261 Frankfurt am Main

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
GB-London EC1A 1HQ

Dealers

ABN AMRO Bank N. V.
250 Bishopsgate
GB-London EC2M 4AA

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
GB-London E14 4BB

Calyon
9, Quai du Président Paul Doumer
F-92920 Paris La Defense Cedex

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
GB-London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserplatz
D-60261 Frankfurt am Main

Deutsche Bank Aktiengesellschaft
Große Gallusstrasse 10-14
D-60272 Frankfurt am Main

DZ BANK AG
Deutsche Zentral-Genossenschaftsbank,
Frankfurt am Main
Platz der Republik
D-60265 Frankfurt am Main

HSBC Trinkaus & Burkhardt
Kommanditgesellschaft auf Aktien
Königsallee 21/23
D-40212 Düsseldorf

Goldman Sachs International
Peterborough Court
133 Fleet Street
GB-London EC4A 2BB

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
GB-London EC1A 1HQ

Lehman Brothers International (Europe)
25 Bank Street
GB-London E14 5LE

Société Générale
29 boulevard Haussmann
F-75009 Paris Cedex

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
GB-London E14 4QA

UBS Limited
1 Finsbury Avenue
GB-London EC2M 2PP

Fiscal Agent, Calculation Agent and Luxembourg Paying Agent

BNP Paribas Securities Services, Luxembourg Branch
23, Avenue de la Porte Neuve
L-2085 Luxembourg

Listing Agent

BNP Paribas Securities Services, Luxembourg Branch
23, Avenue de la Porte Neuve
L-2085 Luxembourg

Legal Advisers to the Dealers as to German law

Hengeler Mueller
Partnerschaft von Rechtsanwälten
Bockenheimer Landstrasse 51
D-60325 Frankfurt am Main

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Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- Annual Report 2004 (English version) pdf
- Press Release Annual Report 2004 (English version) pdf

- Annual Report 2003 (English version) pdf
- Press Release Annual Report 2003 (English version) pdf

- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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These items are available:

- [ ] Annual Report 2004 English (Download as PDF)
- [ ] Annual Report 2004 German (Download as PDF)

- [ ] Annual Report 2003 English (Download as PDF)
- [ ] Annual Report 2003 German (Download as PDF)

- [ ] Annual Report 2002 English (Download as PDF)
- [ ] Annual Report 2002 German (Download as PDF)

- [ ] Annual Report 2001 English (Download as PDF)
- [ ] Annual Report 2001 German (Download as PDF)

- [ ] Annual Report 2000 English (Download as PDF)
- [ ] Annual Report 2000 German (Download as PDF)

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vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

» www.essenhyp.de

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

ESSEN HYP

International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

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ESSEN HYP

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Borrower-specific Financing-Structures

Specialist Knowledge

» Contacts

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Contact

» www.essenhyp.de

International Real Estate Finance

Contacts

▷ Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ Rainer Polenz

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and

Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ **Assem El Alami**

ESSEN HYP

Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the *quality of our work. Essen Hyp's most important shareholder is the* Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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» www.essenhyp.de

Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 *Moody´s upgraded the*

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ Declaration of Compliance with the German Corporate Governance Code (PDF)
▷ Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (PDF)

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors   The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on May 21, 2003, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

ESSEN HYP

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Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Claims outstanding:												
Mortgage loans	108	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258
Public-sector loans	603	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102
Bonds and notes **)	31	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588
Other claims	0	491	174	461	672	888	1,591	2,415	2,703	4,035	5,647	5,047
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173
Public-sector *Pfandbriefe*	819	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571
Other bonds and notes / other liabilities	0	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855
New lending commitments:												
Mortgage loans	135	166	329	427	266	415	574	1,216	1,366	1,627	2,517	1,956
Public-sector loans	875	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538
Bonds and notes**)	31	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541

Capital and reserves:												
Subscribed capital and reserves***)	41	157	260	265	311	377	454	426	554	554	584	654
Profit-sharing capital	0	36	54	54	129	187	243	255	279	284	324	319
Subordinated liabilities	0	33	130	130	155	189	244	244	298	297	348	358
Balance-sheet total:	1,103	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461
Net interest and commission income:	5.0	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	234.8
General operating expenses:												
Personnel expenses	0.8	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7
Other administrative expenses	0.7	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	11.0
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0
Operating result:	5.1	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6
Net income for the year:	3.1	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0
Allocation to revenue reserves:	3.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0	0.0	0.0
Total distribution:	0.0	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2	81.2	91.0

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Company

Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Rolf Dahlmann, Essen (since April 1, 2004) Deputy

Supervisory Board

Dr. Eric Strutz Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main	Berta Schuppli Deputy Chairman, Wiesbaden
Erich Labs Hypothekenbank in Essen AG, Essen	Kurt Müller Hypothekenbank in Essen AG, Essen
Wolfgang Hartmann Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main	Dr. Renate Krümmer Executive Vice President Group Strategy and Controlling, Commerzbank AG, Frankfurt/Main

vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004); Member of the Central Advisory Board, Commerzbank AG , Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin
† July 26, 2005

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG,
Berlin

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

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ESSEN HYP

Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: 00 44 20 72 83 31 42
Fax: 00 44 20 72 83 26 49

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: +1/212/750 8855
Fax: +1/212/750 8555
newyork@essenhyp.com

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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External Links

- Commerzbank - Our Major Shareholder
- vdp - Verband deutscher Pfandbriefbanken (Association of German Pfandbrief Banks)

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations Management
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391

» www.essenhyp.de

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vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner

We have tasked Eurohypo AG,
Rheinstr.3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Eurohypo AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Company

Info Pool

» Downloads

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Capital Market Conference

Legal Disclaimer

Press

Contact

Downloads

These items are available:

- Annual Report 2004 (pdf)
- In the Spotlight: International Real Estate Projects (pdf)
- Interim Report as of September 30, 2004 (pdf)
- Press Release Interim Report as of September 30, 2004 (pdf)
- Annual Report 2003 (pdf)
- Press Release Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Press Release Annual Report (pdf)
- Annual Report 2001 (pdf)
- Press Release Annual Report (pdf)

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» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

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Impressions

- 03.03.2005, Hotel Metropol, Moskau
- 10.02.2005, Stadshuset, Stockholm
- Impressions of our Annual Reception on March 17, 2005

- 23.06.2004, John F. Kennedy Library, Boston
- 21.06.2004, Mandarin Oriental, New York

- 16.02.2004, Commerzbank-Tower, Frankfurt
- 26.01.2004, Hotel Principe di Savoia, Milano
- 13.01.2004, Szépmüvészeti Múzeumba, Budapest
- 28.11.2003, Grand Hôtel Intercontinental, Paris
- 27.11.2003, Victoria and Albert Museum, London
- 21.11.2003, Fundacion Real Fábrica de Tapices, Madrid

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Capital Market Conference

4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- **Impressions 3rd Capital Market Conference**

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Disclaimer

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The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

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Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Press

Contact: Dr. Kerstin Kipper
Tel.: +49/201/8135-626, Fax: +49/201/8135-135
kerstin.kipper@essenhyp.com

▷ **Press Release "FitchRatings upgrades Essen Hyp rating from A- to A" as of November 3, 2005**

▷ **Press Release "Interest Rate Experts Meet at Essen Hyp" as of November 2, 2005**

▷ **Press Release "Essen Hyp's business and earnings performance once again satisfactory" concerning the Interim Report as of September 30, 2005**

▷ **Press Release "New Pfandbrief Act spurs Essen Hyp's capital market activities" (as of August 19, 2005)**

▷ **Press Release concerning the Business Results of Hypothekenbank in Essen AG (as of June 30, 2005)**

▷ **Press Release "More than 600 guests from all around the world at Essen Hyp's 4th International Capital Market Conference" (as of June 23, 2005 - PDF)**

▷ **Press Release "Dow Jones to launch index tracking the euro" (as of June 17, 2005 - PDF)**

▷ **Press Release "America's Twin Deficits: Manageable Problems or Ticking Time Bombs?" (as of June 14, 2005 - PDF)**

▷ **Press Release "Essen Hyp will have a closer look at public private partnership projects" (as of June 10, 2005 - PDF)**

▷ **Press Release "World Economic Forum at Essen Hyp's Capital Market**

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vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

Conference" (as of June 9, 2005 - PDF)

▷ **Press Release "Essen Hyp intensifies its business relations to investors from the Middle East" (as of June 8, 2005 - PDF)**

▷ **Press Release "Lending business" (as of June 01, 2005 - PDF)**

▷ **Press Release "Interest Rate Forecast Meeting of Essen Hyp with Prof. Peter Bofinger" (as of March 22, 2005 - PDF)**

▷ **Press Release "Business results 2004" (as of March 18, 2005 - PDF)**

▷ **Press Release "Essen Hyp and Dr. Helmut Kohl in Moscow" (as of March 7, 2005 - PDF)**

▷ **Public-sector Pfandbrief rating upgraded (as of February 17, 2005 - PDF)**

▷ **Press Release "Essen Hyp and Dr. Helmut Kohl: Taking the Pfandbrief around the world" (as of February 16, 2005 - PDF)**

▷ **Press Release "Interest rates at an all-time low" (as of February 9, 2005 - PDF)**

▷ **Press Release "Hypothekenbank in Essen AG continues to grow" (as of January 27, 2005 - PDF)**

▷ **Press Release "Public-Sector Global Pfandbrief of Essen Hyp successfully placed" (as of November 11, 2004 - PDF)**

▷ **Press Release of Hypothekenbank in Essen AG concerning the Interim Report (as of September 30, 2004 - PDF)**

▷ **Download picture (jpg 1.8 Mbyte) of Hubert Schulte-Kemper, Chairman of the Board of Managing Directors**

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Contact

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of Managing Directors
Michael Fröhner

Secretariat:
Tel.: +49 201 8135-311

Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Real Estate Finance Transaction Management

Secretariat:
Tel.: +49 201 8135-451

Corporate Management

Secretariat:
Tel.: +49 201 8135-361

Legal Department

Secretariat:
Tel.: +49 201 8135-484

National Real Estate Finance Marketing

Secretariat:
Tel.: +49 201 8135-636

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601

International Real Estate Finance Marketing

Secretariat:
Tel.: +49 201 8135-632

Transaction Banking

Secretariat:
Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

reasons to send us an e-mail. Above all we welcome each response!

▷ **Contact**

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rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Search: go

vdp-Pfandbrief Curve



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Credit Research
Last update
October 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the

rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more